As filed with the Securities and Exchange Commission on February 13, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

COLUMBIA BANKING SYSTEM, INC.

(Exact Name of Registrant as Specified in Its Charter)

WASHINGTON	6712	91-1422237
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS employer identification number)

1301 “A” Street, Tacoma, Washington 98402-4200 (253) 305-1900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

MELANIE J. DRESSEL

President and Chief Executive Officer

1301 “A” Street

Tacoma, Washington 98402-4200 (253) 305-1900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of communications to:

Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, CA 90067 Telephone: (310) 712-6600	Roger S. Busse President and Chief Executive Officer Pacific Continental Corporation 111 West 7th Avenue Eugene, Oregon Telephone: (541) 686-8685	Patricia F. Young Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, CA 94111 Telephone: (415) 983-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common shares, no par value	15,752,483	N/A	$560,364,998	$64,946.30

(1)	Represents the maximum number of common shares, no par value per share, of Columbia Banking System, Inc., which we refer to as Columbia, estimated to be issuable pursuant to the Agreement and Plan of Merger, dated as of January 9, 2017, by and between Columbia and Pacific Continental Corporation, which we refer to as Pacific Continental, in exchange for common shares of Pacific Continental that are currently outstanding.
(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is the product of (A) the average of the high and low sales prices of Pacific Continental common shares as reported on the NASDAQ Global Select Market on February 8, 2017 ($24.30) times (B) 23,060,288 (the maximum number of Pacific Continental common shares expected to be exchanged for the common shares being registered).
(3)	Computed in accordance with Rule 457(f) under the Securities Act of 1933, as amended, to be $64,946.30, which is equal to 0.0001159 multiplied by the proposed maximum aggregate offering price of $560,364,998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED FEBRUARY 13, 2017

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of Columbia Banking System, Inc. and Pacific Continental Corporation,

Columbia Banking System, Inc. which we refer to as Columbia, and Pacific Continental Corporation, which we refer to as Pacific Continental, have entered into a definitive merger agreement, which we refer to as the merger agreement, that provides for the combination of the two companies. Under the merger agreement, a to-be-formed Oregon corporation and wholly owned subsidiary of Columbia will merge with and into Pacific Continental, with Pacific Continental as the surviving corporation, which we refer to as the first merger. Immediately following the first merger and as part of a single integrated transaction, Pacific Continental will merge with and into Columbia, with Columbia as the surviving entity, which we refer to as the subsequent merger. Immediately following the subsequent merger, Pacific Continental Bank, an Oregon state-chartered bank and wholly owned subsidiary of Pacific Continental, will merge with and into Columbia State Bank, a Washington state-charted bank and wholly owned subsidiary of Columba, which we refer to as Columbia Bank, with Columbia Bank as the surviving bank, which we refer to as the bank merger, and collectively, with the first merger and the subsequent merger, the mergers. Before we complete the mergers, the shareholders of Columbia must approve the issuance of Columbia common shares and the shareholders of Pacific Continental must approve the merger agreement. Columbia and Pacific Continental shareholders will vote to issue Columbia common shares and approve the merger agreement, respectively, at their special meetings of shareholders to be held on [●], 2017, and [●], 2017, respectively.

Under the terms of the merger agreement, Pacific Continental shareholders will have the right, with respect to each of their Pacific Continental common shares, to receive a number of Columbia common shares equal to the exchange ratio as set forth in the merger agreement, which we refer to as the exchange ratio, subject to any adjustment set forth in the merger agreement, which we refer to as the merger consideration. We expect the transactions to be tax-free for Pacific Continental shareholders. After completion of the first merger, based on the current issued and outstanding Columbia common shares and the 14,535,729 Columbia common shares expected to be issued to Pacific Continental shareholders, Pacific Continental shareholders would own approximately 20% of Columbia’s common shares (ignoring any shares of Columbia common shares they may already own).

The value of the consideration to be received for each Pacific Continental common share exchanged in the first merger will be determined based on the exchange ratio, which will be 0.6430, subject to a customary collar and exchange ratio adjustment mechanisms, as more fully detailed in this joint proxy statement/prospectus. You should obtain current price quotations for Columbia common shares and Pacific Continental common shares. Columbia common shares are traded on the Nasdaq Global Select Market under the symbol “COLB,” and Pacific Continental common shares are traded on the Nasdaq Global Select Market under the symbol “PCBK.”

The Columbia board of directors has determined that the combination of Columbia and Pacific Continental is in the best interests of Columbia and its shareholders based upon its analysis, investigation and deliberation, and the Columbia board of directors recommends that Columbia shareholders vote “FOR” the issuance of Columbia common shares as set forth in the merger agreement and “FOR” the approval of the other proposals described in this joint proxy statement/prospectus.

The Pacific Continental board of directors has determined that the combination of Pacific Continental and Columbia is in the best interests of Pacific Continental and its shareholders based upon its analysis, investigation and deliberation, and the Pacific Continental board of directors recommends that the Pacific Continental shareholders vote “FOR” the approval of the merger agreement and “FOR” the approval of the other proposals described in this joint proxy statement/prospectus.

You should read this entire joint proxy statement/prospectus, including the appendices and the documents incorporated by reference into the document, carefully because it contains important information about the mergers and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 18 for a discussion of the risks you should consider in evaluating the proposed mergers and how they will affect you.

The Columbia common shares to be issued to Pacific Continental shareholders in the first merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Sincerely,

Melanie J. Dressel President & Chief Executive Officer	Roger S. Busse President & Chief Executive Officer
Columbia Banking System, Inc.	Pacific Continental Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the mergers described in this joint proxy statement/prospectus or the Columbia common shares to be issued in the first merger, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [●], 2017, and is first being mailed to the shareholders of Columbia and Pacific Continental on or about [●], 2017.

1301 “A” STREET

TACOMA, WASHINGTON 98402-4200

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD [●], 2017

Notice is hereby given that a special meeting of shareholders of Columbia Banking System, Inc., which we refer to as Columbia, will be held at 1301 “A” Street, Suite 800, Tacoma, Washington 98402, at [●], Pacific Time, on [●], 2017, which we refer to as the Columbia special meeting, for the following purposes:

•	To approve the issuance of Columbia common shares, which we refer to as the Columbia share issuance proposal, in the merger of a to-be-formed wholly owned subsidiary of Columbia with and into Pacific Continental Corporation, an Oregon corporation, which we refer to as the first merger; and

•	To approve one or more adjournments of the Columbia special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Columbia share issuance proposal, which we refer to as the Columbia adjournment proposal.

Columbia will transact no other business at the Columbia special meeting, except for business properly brought before the Columbia special meeting or any adjournment or postponement of such meeting.

The approval by Columbia’s shareholders of the Columbia share issuance proposal is required for the completion of the first merger described in this joint proxy statement/prospectus.

All shareholders are invited to attend the Columbia special meeting. Only those shareholders of record at the close of business on [●], 2017, will be entitled to notice of the Columbia special meeting and to vote at the Columbia special meeting.

Please refer to the attached joint proxy statement/prospectus with respect to the business to be transacted at the Columbia special meeting.

Your vote is very important. To ensure your representation at the Columbia special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Columbia special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Columbia special meeting.

The Columbia board of directors unanimously recommends that you vote “FOR” each of the Columbia proposals.

BY ORDER OF THE BOARD OF DIRECTORS

Melanie J. Dressel

President and Chief Executive Officer

Tacoma, Washington

[●], 2017

111 WEST 7TH AVENUE

EUGENE, OREGON 97401

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2017

To the Shareholders of Pacific Continental Corporation:

Pacific Continental Corporation, which we refer to as Pacific Continental, will hold a special meeting of shareholders at [●], at [●], Pacific Time, on [●], 2017, which we refer to as the Pacific Continental special meeting, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger, dated as of January 9, 2017, by and between Columbia Banking System, Inc. and Pacific Continental, pursuant to which Pacific Continental will merge with and into Columbia Banking System, Inc., as more fully described in the attached joint proxy statement/prospectus, which we refer to as the merger proposal;

•	a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Pacific Continental’s named executive officers in connection with the mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, discussed under the section entitled “The Mergers—Interests of Pacific Continental’s Directors and Executive Officers in the Mergers,” which we refer to as the merger-related named executive officer compensation proposal; and

•	a proposal to approve one or more adjournments of the Pacific Continental special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger proposal, which we refer to as the Pacific Continental adjournment proposal.

Pacific Continental will transact no other business at the Pacific Continental special meeting, except for business properly brought before the Pacific Continental special meeting or any adjournment or postponement of such meeting.

The approval by Pacific Continental’s shareholders of the merger proposal is required for the completion of the first merger described in this joint proxy statement/prospectus.

We have fixed the close of business on [●], 2017, as the record date for the Pacific Continental special meeting. Only Pacific Continental common shareholders of record at that time are entitled to notice of, and to vote at, the Pacific Continental special meeting, or any adjournment or postponement of the Pacific Continental special meeting. Approval of the merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding Pacific Continental common shares. Approval of the merger-related named executive officer compensation proposal and the Pacific Continental adjournment proposal requires that the number of votes cast favoring each such proposal by holders of Pacific Continental common shares exceeds the number of votes cast in opposition by such holders of Pacific Continental common shares.

Your vote is very important. To ensure your representation at the Pacific Continental special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Pacific Continental special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Pacific Continental special meeting.

The Pacific Continental board of directors has adopted and approved the merger agreement and the transactions contemplated thereby, and unanimously recommends that you vote “FOR” each of the proposals.

BY ORDER OF THE BOARD OF DIRECTORS
Roger S. Busse
Chief Executive Officer
Pacific Continental Corporation

Eugene, Oregon

[●], 2017

WHERE YOU CAN FIND MORE INFORMATION

Both Columbia Banking System, Inc., which we refer to as Columbia, and Pacific Continental Corporation, which we refer to as Pacific Continental, file annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any materials that either Columbia or Pacific Continental files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, Columbia and Pacific Continental file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You can also obtain, free of charge, documents that Columbia files with the SEC at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations” or documents that Pacific Continental files with the SEC at www.therightbank.com under the link “Investor Relations.” The information provided on the Columbia and Pacific Continental websites is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Copies of the documents that Columbia or Pacific Continental, respectively, files with the SEC can also be obtained, free of charge, by directing a written request to Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 “A” Street, Suite 800, Tacoma, Washington 98402 or to Pacific Continental Corporation, Attention: Investor Relations, 111 West Seventh Avenue, Eugene, Oregon 97401.

Columbia has filed a registration statement on Form S-4 to register with the SEC Columbia common shares as specified therein. This joint proxy statement/prospectus is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates important business and financial information about Columbia and Pacific Continental that is not included in or delivered with this document, including incorporating by reference documents that Columbia and Pacific Continental have previously filed with the SEC. These documents contain important information about the companies and their financial condition. See “Documents Incorporated by Reference.” These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below:

Columbia Banking System, Inc. 1301 “A” Street, Suite 800 Tacoma, Washington 98402 Attention: Corporate Secretary Telephone: (253) 305-1900	Pacific Continental Corporation 111 West 7th Avenue Eugene, OR 97401 Attention: Investor Relations Telephone: (541) 686-8685

To obtain timely delivery of these documents, you must request the information no later than [●], 2017, in order to receive them before the special meeting of Columbia shareholders, which we refer to as the Columbia special meeting, and the special meeting of Pacific Continental shareholders, which we refer to as the Pacific Continental special meeting.

Columbia common shares, no par value per share, which we refer to as Columbia common shares, are traded on the Nasdaq Global Select Market, which we refer to as Nasdaq, under the symbol “COLB,” and Pacific Continental common shares, no par value, which we refer to as Pacific Continental common shares, are traded on Nasdaq under the symbol “PCBK.”

-i-

-ii-

Appendix A	Agreement and Plan of Merger, dated as of January 9, 2017, by and between Columbia Banking System, Inc. and Pacific Continental Corporation.
Appendix B	Form of Voting and Non-Competition Agreement by and among Columbia Banking System, Inc., Pacific Continental Corporation and certain directors of Pacific Continental Corporation, dated January 9, 2017.
Appendix C	Form of Voting Agreement by and among Columbia Banking System, Inc., Pacific Continental Corporation and certain directors of Columbia Banking System, Inc., dated January 9, 2017.
Appendix D	Opinion of Keefe, Bruyette & Woods, Inc.
Appendix E	Opinion of D.A. Davidson & Co.

-iii-

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the transactions and the respective shareholder meetings. They may not include all the information that is important to the shareholders of Columbia or Pacific Continental. Shareholders of Columbia and Pacific Continental should each carefully read this entire joint proxy statement/prospectus, including the appendices and other documents referred to in this document.

Q:	What are the transactions?

A:	Columbia and Pacific Continental have entered into an agreement and plan of merger, which we refer to as the merger agreement, pursuant to which, subject to the terms and conditions of the merger agreement, a to-be-formed Oregon corporation and a wholly owned subsidiary of Columbia, which we refer to as Merger Sub, will merge with and into Pacific Continental, with Pacific Continental continuing as the surviving corporation, which we refer to as the first merger. A copy of the merger agreement is attached as Appendix A to this document. Immediately following the first merger and as a part of a single integrated transaction, Pacific Continental will merge with and into Columbia, with Columbia as the surviving entity, which we refer to as the subsequent merger. Immediately following the subsequent merger, Pacific Continental Bank, an Oregon state-chartered bank and wholly owned subsidiary of Pacific Continental, which we refer to as Pacific Continental Bank, will merge with and into Columbia State Bank, a Washington state-chartered bank and wholly owned subsidiary of Columbia, which we refer to as Columbia Bank, with Columbia Bank as the surviving bank, which we refer to as the bank merger, and together with the first merger and the subsequent merger, the mergers. In order to complete the transaction, Columbia needs the approval of its shareholders as to the issuance of Columbia common shares in the first merger, Pacific Continental needs the approval of its shareholders of the merger agreement and each party needs the approval of the mergers by the applicable banking regulators of Columbia, Columbia Bank, Pacific Continental and Pacific Continental Bank.

Q:	Why am I receiving these materials?

A:	Each of Columbia and Pacific Continental is sending these materials to its shareholders to help them decide how to vote their shares of Columbia or Pacific Continental with respect to the proposed merger and other matters to be considered at the special meetings, described below.

The merger cannot be completed unless Columbia shareholders approve the issuance of Columbia common shares in the first merger and Pacific Continental shareholders approve the merger agreement. Each of Columbia and Pacific Continental is holding a special meeting of shareholders to vote on the proposals necessary to complete the first merger. Information about the special meetings and the mergers is contained in this joint proxy statement/prospectus.

This document constitutes both a joint proxy statement of Columbia and Pacific Continental and a prospectus of Columbia. It is a joint proxy statement because each of the boards of directors of Columbia and Pacific Continental is soliciting proxies from their respective shareholders. It is a prospectus because Columbia will issue Columbia common shares in exchange for Pacific Continental common shares in the first merger.

Q:	What will Pacific Continental shareholders receive in the first merger?

A:	Under the terms of the merger agreement, Pacific Continental shareholders will have the right, with respect to each of their Pacific Continental shares, to receive a number of Columbia common shares equal to the exchange ratio. The exchange ratio means the following:

i.	if the average daily closing price of Columbia common shares, which we refer to as the Columbia average closing price, on Nasdaq for the 20 consecutive trading days prior to the fifth business day immediately prior to the closing date, which we refer to as the determination period, is greater than or equal to $27.76 and less than or equal to $37.56, then the exchange ratio will be 0.6430;

ii.	if the Columbia average closing price for the determination period is greater than $37.56, and the Columbia average closing price for the determination period outperforms the average price of the Keefe, Bruyette & Woods Regional Banking Index, which we refer to as the KBW Index, for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, then the exchange ratio will be the quotient, rounded to the nearest ten-thousandth, obtained by dividing (A) $24.151 by (B) the Columbia average closing price for the determination period;

iii.	if the Columbia average closing price for the determination period is greater than $37.56, and the Columbia average closing price for the determination period does not outperform the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, then the exchange ratio will be 0.6430;

iv.	if the Columbia average closing price for the determination period is less than $27.76, and the Columbia average closing price for the determination period underperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, then the exchange ratio will be (A) the quotient, rounded to the nearest ten-thousandth, obtained by dividing $17.850 by the Columbia average closing price for the determination period if Columbia chooses not to adjust the merger consideration in accordance with the merger agreement, or (B) 0.6430 if Columbia does choose to adjust the merger consideration as set forth in the merger agreement and described below; and

v.	if the Columbia average closing price for the determination period is less than $27.76, and the Columbia average closing price for the determination period does not underperform the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, then the exchange ratio will be 0.6430.

In connection with clause (iv) above, if Columbia chooses to adjust the merger consideration, which it may do in its sole discretion under those circumstances, the merger consideration will include an amount in cash equal to (A) $17.850 minus (B) (x) 0.6430 multiplied by (y) the Columbia average closing price for the determination period, and the exchange ratio will be 0.6430.

Q:	Will the value of the merger consideration change between the date of this document and the time the first merger is completed?

A:	Yes. Although the number of Columbia common shares that Pacific Continental shareholders will receive in the first merger will be fixed based on the exchange ratio, other than in certain circumstances described below, the value of the merger consideration will fluctuate between the date of this document and the completion of the first merger based upon the market value of Columbia common shares. Any fluctuation in the market price of Columbia common shares after the date of this document will change the value of the Columbia common shares that Pacific Continental shareholders will receive.

In the event the Columbia average closing price for the determination period is greater than $37.56, and the Columbia average closing price for the determination period outperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, the exchange ratio will fluctuate such that the value of the merger consideration to be received by Pacific Continental shareholders will fix at $24.151 per share, calculated based on the Columbia average closing price for the determination period. If the Columbia average closing price for the determination period is less than $27.76, and the Columbia average closing price for the determination period underperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, the value of the merger consideration to be received by Pacific Continental shareholders will fix at $17.850 per share based on the Columbia average closing price for the determination period; in that event, Columbia may, in its sole discretion, choose to either adjust the exchange ratio or maintain the exchange ratio of 0.6430 and add cash consideration such that the value of the merger consideration to be received by Pacific Continental shareholders would equal $17.850, calculated as of the determination period.

Q:	How are Pacific Continental restricted stock awards addressed in the merger agreement?

A:	As described under “The Mergers—Treatment of Pacific Continental Equity Awards,” at the closing of the first merger, any vesting conditions applicable to any Pacific Continental outstanding restricted stock awards will automatically and without any action on the part of the holders thereof, accelerate in full and will be converted into, and become exchangeable for, the merger consideration (less applicable taxes required to be withheld with respect to such vesting).

Q:	How are outstanding Pacific Continental stock options, restricted stock units and stock appreciation rights addressed in the merger agreement?

A:	Holders of Pacific Continental stock options, which we refer to as Pacific Continental options, restricted stock units, which we refer to as Pacific Continental RSUs, and stock appreciation rights, which we refer to as Pacific Continental SARs, will receive an amount in cash based on the per share value of the merger consideration. For this purpose, the value of the merger consideration equals the exchange ratio multiplied by the Columbia average closing price for the determination period, which we refer to as the equity award cashout price.

Pacific Continental Options. The merger agreement provides that at the effective time of the first merger, all outstanding Pacific Continental options, whether vested or unvested, will automatically and without any action on the part of the holders thereof be cancelled and will only entitle the holders of such Pacific Continental options to receive (without interest), an amount in cash equal to the product of (i) the number of shares subject to such Pacific Continental options immediately prior to the effective time of the first merger, multiplied by (ii) the excess, if any of (A) the equity award cashout price over (B) the exercise price per share of such Pacific Continental options, less applicable taxes required to be withheld with respect to such payment.

Pacific Continental RSUs. The merger agreement provides that at the effective time of the first merger, all outstanding Pacific Continental RSUs, whether vested or unvested, will automatically and without any action on the part of the holders thereof, be cancelled and will only entitle the holders of such Pacific Continental RSUs to receive (without interest), an amount in cash equal to (i) the number of shares subject to such Pacific Continental RSUs immediately prior to the effective time of the first merger multiplied by the equity award cashout price, less applicable taxes required to be withheld with respect to such payment.

Pacific Continental SARs. The merger agreement provides that at the effective time of the first merger, all Pacific Continental SARs, whether cash-settled or stock-settled, vested or unvested, will automatically and without any action on the part of the holders thereof, be cancelled and will only entitle the holders of such Pacific Continental SARs to receive (without interest) an amount in cash equal to the product of (i) the number of shares subject to such Pacific Continental SARs immediately prior to the effective time of the first merger, multiplied by (ii) the excess, if any, of (A) the equity award cashout price over (B) the reference price per share of such Pacific Continental SARs, less applicable taxes required to be withheld with respect to such payment. See “The Mergers—Treatment of Pacific Continental Equity Awards.”

Q:	When do Columbia and Pacific Continental expect to complete the mergers?

A:	Columbia and Pacific Continental expect to complete the mergers after all conditions to the first merger in the merger agreement are satisfied or waived, including after applicable shareholder approvals are received at the Columbia and Pacific Continental special meetings and all required regulatory approvals are received. Columbia and Pacific Continental currently expect to complete the mergers in mid-2017. It is possible, however, that as a result of factors outside of either company’s control, the mergers may be completed at a later time, or may not be completed at all.

Q:	Who is entitled to vote?

A:	Columbia Special Meeting. Holders of record of Columbia common shares at the close of business on [●], 2017, which is the date that the Columbia board of directors has fixed as the record date for the Columbia special meeting, are entitled to vote at the Columbia special meeting.

Pacific Continental Special Meeting. Holders of record of Pacific Continental common shares at the close of business on [●], 2017, which is the date that the Pacific Continental board of directors has fixed as the record date for the Pacific Continental special meeting, are entitled to vote at the Pacific Continental special meeting.

Q:	What constitutes a quorum?

A:	Columbia Special Meeting. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at the Columbia special meeting. Abstentions and broker non-votes will be included in determining the number of shares present at the Columbia special meeting for the purpose of determining a quorum.

Pacific Continental Special Meeting. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Pacific Continental special meeting. Abstentions and broker non-votes will be included in determining the number of shares present at the Pacific Continental special meeting for the purpose of determining a quorum.

Q:	What am I being asked to vote on?

A:	Columbia Special Meeting. Columbia shareholders are being asked to vote on the following proposals:

•	Approval of the Issuance of Common Shares. To approve the issuance of Columbia common shares in the first merger, which we refer to as the Columbia share issuance proposal; and

•	Adjournment of Meeting. To approve one or more adjournments of the Columbia special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Columbia share issuance proposal, which we refer to as the Columbia adjournment proposal.

Pacific Continental Special Meeting. Pacific Continental shareholders are being asked to vote on the following proposals:

•	Approval of the Merger Agreement. To approve the merger agreement, which we refer to as the merger proposal;

•	Non-Binding Approval of Certain Compensation. To approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Pacific Continental’s named executive officers in connection with the mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, which we refer to as the merger-related named executive officer compensation proposal; and

•	Adjournment of Meeting. To approve one or more adjournments of the Pacific Continental special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger proposal, which we refer to as the Pacific Continental adjournment proposal.

Q:	What will happen if Pacific Continental’s shareholders do not approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation proposal?

A:

The vote on the merger-related named executive officer compensation proposal is a vote separate and apart from the vote to approve the merger agreement. Pacific Continental shareholders may vote for this proposal and against the merger proposal, or vice versa. Pacific Continental shareholders also may abstain from this proposal and vote on the merger proposal, or vice versa. Because the vote on this proposal is advisory only, it will not be binding on Pacific Continental or Columbia. The merger-related named executive officer compensation to be paid in connection with the mergers is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

Q:	How does the Columbia board of directors recommend that I vote?

A:	The Columbia board of directors recommends that Columbia shareholders vote “FOR” the proposals described in this joint proxy statement/prospectus.

Q:	How does the Pacific Continental board of directors recommend that I vote?

A:	The Pacific Continental board of directors recommends that Pacific Continental shareholders vote “FOR” the proposals described in this joint proxy statement/prospectus.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote by telephone or on the Internet, or complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the Columbia special meeting or Pacific Continental special meeting, as applicable.

Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	How do I vote?

A:	If you are a shareholder of record of Columbia as of the record date for the Columbia special meeting or a shareholder of record of Pacific Continental as of the Pacific Continental record date, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at your respective company’s special meeting.

If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Holders in “street name” who wish to vote in person at the applicable special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	When and where are the Columbia and Pacific Continental special meetings?

A:	The Columbia special meeting will be held at 1301 “A” Street, Suite 800, Tacoma, Washington 98402 at [●] Pacific Time, on [●], 2017. All shareholders of Columbia as of the Columbia record date, or their duly appointed proxies, may attend the Columbia special meeting.

The Pacific Continental special meeting will be held at [●], at [●] Pacific Time, on [●], 2017. All shareholders of Pacific Continental as of the Pacific Continental record date, or their duly appointed proxies, may attend the Pacific Continental special meeting.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker or nominee vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Columbia or Pacific Continental or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Brokers, banks or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the applicable shareholders meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal.

If you are a Pacific Continental shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” the proposal. If you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the merger-related named executive compensation proposal or Pacific Continental adjournment proposal, which broker non-votes will have no effect on the vote on these proposals.

If you are a Columbia shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the Columbia share issuance proposal or the Columbia adjournment proposal, which broker non-votes will have no effect on the vote on these proposals.

Q:	What vote is required to approve each proposal to be considered at the Columbia special meeting?

A:	The Columbia Share Issuance Proposal. The number of votes cast favoring the Columbia share issuance proposal must exceed the number of votes cast opposing the Columbia share issuance proposal to approve the Columbia share issuance proposal.

The Columbia Adjournment Proposal. The number of votes cast favoring the Columbia adjournment proposal must exceed the number of votes cast opposing the Columbia adjournment proposal to approve the Columbia adjournment proposal.

Q:	What vote is required to approve each proposal to be considered at the Pacific Continental special meeting?

A:	The Merger Proposal. The affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding Pacific Continental common shares is required to approve the merger proposal.

The Merger-Related Named Executive Officer Compensation Proposal. The number of votes cast favoring the merger-related named executive officer compensation proposal must exceed the number of votes cast opposing the merger-related named executive officer compensation proposal to approve the merger-related named executive officer compensation proposal.

The Pacific Continental Adjournment Proposal. The number of votes cast favoring the Pacific Continental adjournment proposal must exceed the number of votes cast opposing the Pacific Continental adjournment proposal to approve the Pacific Continental adjournment proposal.

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the Columbia special meeting and the Pacific Continental special meeting, an abstention occurs when a shareholder attends the applicable special meeting, either in person or by proxy, but abstains from voting.

For purposes of the Columbia share issuance proposal and the Columbia adjournment proposal, if a Columbia shareholder present in person at the Columbia special meeting abstains from voting, responds by proxy with an “abstain” vote or is not present in person at the Columbia special meeting and does not respond by proxy, it will have no effect on the vote on these proposals.

For purposes of the merger proposal, if a Pacific Continental shareholder present in person at the Pacific Continental special meeting abstains from voting or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” the merger proposal. If a Pacific Continental shareholder is not present in person at the Pacific Continental special meeting and does not respond by proxy, it will have the same effect as a vote cast “AGAINST” the merger proposal.

For purposes of the merger-related named executive officer compensation proposal and the Pacific Continental adjournment proposal, if a Pacific Continental shareholder present in person at the Pacific Continental special meeting abstains from voting, responds by proxy with an “abstain” vote or is not present in person at the Pacific Continental special meeting and does not respond by proxy, it will have no effect on the vote on these proposals.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the applicable special meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of Columbia or Pacific Continental, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•	by logging onto the website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions on the proxy card; or

•	by attending the applicable special meeting and voting in person if your shares are registered in your name rather than in the name of a broker, bank or other nominee; however, your attendance alone will not revoke any proxy.

If you choose any of the first three methods, you must take the described action (and, in the case of the second method, your proxy card must be received) no later than the beginning of the applicable special meeting.

If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	Do I need identification to attend the Columbia special meeting or the Pacific Continental special meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Columbia or Pacific Continental common shares, as the case may be. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned common shares of Columbia or Pacific Continental, as applicable, on the record date.

Q:	What happens if I sell my shares after the record date but before the applicable special meeting?

A:

The record date for the Columbia special meeting and the Pacific Continental special meeting is earlier than the date of each such special meeting and the date that the mergers are expected to be completed. If you transfer your shares after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of such special meeting), but you will not have the right to receive any merger consideration for the transferred shares of Pacific Continental. You will only be entitled to receive the merger consideration in respect of shares of Pacific Continental that you hold at the effective time of the first merger.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:	If you hold shares of Columbia and/or Pacific Continental directly as a record holder and also in “street name,” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the Columbia special meeting and/or the Pacific Continental special meeting. These should each be voted or returned separately to ensure that all of your shares are voted.

Q:	What are the U.S. federal income tax consequences of the mergers?

A:	The first merger and the subsequent merger are intended to qualify, and the obligation of Columbia and Pacific Continental to complete the first merger is conditioned upon the receipt of legal opinions from their respective counsel to the effect that the first merger and the subsequent merger will qualify, as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, which we refer to as the Code.

Accordingly, based on the opinions to be delivered in connection with the completion of the first merger, you generally will not recognize any gain or loss upon receipt of Columbia common shares in exchange for Pacific Continental common shares in the first merger (except with respect to any cash received in lieu of a fractional Columbia common share, as discussed below under “Material U.S. Federal Income Tax Consequences of the Mergers—Cash Received In Lieu of a Fractional Columbia Common Share” and except as discussed below under “Material U.S. Federal Income Tax Consequences of the Mergers—Alternative Consideration Scenario”).

For a more detailed discussion of the material U.S. federal income tax consequences of the first merger and the subsequent merger, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●].

The tax consequences of the first merger and the subsequent merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the mergers.

Q:	Do I have appraisal or dissenters’ rights?

A:	Under Oregon law, Pacific Continental shareholders are not entitled to exercise appraisal rights in connection with the first merger. See “The Mergers—Conversion of Shares; Exchange of Certificates—Dissenting Shares.”

Q:	What happens if the mergers are not completed?

A:	If the mergers are not completed, Pacific Continental shareholders will not receive any consideration for their common shares of Pacific Continental that otherwise would have been received in connection with the first merger. Instead, Pacific Continental will remain an independent public company and its common shares will continue to be listed and traded on the Nasdaq.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your share certificates with your proxy card. Pacific Continental shareholders should follow the instructions that will be provided in a letter of transmittal to be mailed after closing of the first merger regarding how and when to surrender their share certificates. If you do not vote by internet or telephone, you should send the proxy card in the enclosed envelope. If you are a shareholder of Pacific Continental, you will receive written instructions from Broadridge Issuer Solutions Inc., the exchange agent, after the first merger is completed on how to exchange your share certificates for Columbia common shares.

Q:	Whom should I contact if I have any questions about the proxy materials or the meetings?

A:	If you are a Columbia shareholder and have any questions about the mergers or any of the proposals to be considered at the Columbia special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact Columbia Investor Relations, P.O. Box 2156 MS 3100, Tacoma, Washington 98402, (253) 305-1965.

If you are a Pacific Continental shareholder and have any questions about the mergers or any of the proposals to be considered at the Pacific Continental special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact Pacific Continental Investor Relations at 111 West 7th Avenue, Eugene, Oregon 97401, (541) 686-8685.

SUMMARY

This summary highlights selected information from this document. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer you in order to fully understand the mergers and the related transactions. See “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (pages [●]and [●])

Columbia

Headquartered in Tacoma, Washington, Columbia is the holding company of Columbia Bank, a Washington state-chartered full service commercial bank, with deposits insured by the Federal Deposit Insurance Corporation, which we refer to as the FDIC. At December 31, 2016, Columbia had 143 banking offices, including 73 branches in Washington State, 56 branches in Oregon and 14 branches in Idaho. At September 30, 2016, Columbia had total assets of approximately $9.59 billion, total net loans receivable and loans held for sale of approximately $6.19 billion, total deposits of approximately $8.06 billion and approximately $1.28 billion in shareholders’ equity.

Columbia’s stock is traded on Nasdaq under the symbol “COLB.” Financial and other information relating to Columbia is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of Columbia, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in Columbia’s Annual Report on Form 10-K and in its proxy statement for its 2016 annual meeting of shareholders.

Columbia’s principal office is located at 1301 “A” Street, Tacoma, Washington 98402, and its telephone number at that location is (253) 305-1900. Columbia’s internet address is www.columbiabank.com. The information provided on the Columbia website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about Columbia is included under “Information Concerning Columbia” and “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Merger Sub

Merger Sub will be an Oregon corporation and a wholly owned subsidiary of Columbia when it is formed. Merger Sub will be incorporated for the sole purpose of effecting the first merger. Merger Sub will not have conducted any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement.

Merger Sub’s principal address will be 1301 “A” Street, Tacoma, Washington 98402, and its telephone number at that location will be (253) 305-1900.

Pacific Continental

Headquartered in Eugene, Oregon, Pacific Continental is the holding company of Pacific Continental Bank, an Oregon state-chartered commercial bank, with deposits insured by the FDIC. At December 31, 2016, Pacific Continental Bank had 15 banking offices in Oregon and Washington and two loan production offices. Pacific Continental has established one of the most unique and attractive metropolitan branch networks in the Northwest with offices in three of the region’s largest markets, Seattle, Portland and Eugene. Pacific Continental targets the banking needs of community-based businesses, health care professionals, professional service providers and nonprofit organizations. At September 30, 2016, Pacific Continental had $2.54 billion in total assets, $1.79 billion in net loans and $2.16 billion in total deposits.

Pacific Continental common shares are traded on Nasdaq under the symbol “PCBK.” Financial and other information relating to Pacific Continental is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of Pacific Continental, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in Pacific Continental’s Annual Report on Form 10-K and in its proxy statement for its 2016 annual meeting of shareholders.

Pacific Continental’s principal office is located at 111 West 7th Avenue, Eugene, Oregon 97401, and its telephone number at that location is (541) 686-8685. Pacific Continental’s internet address is www.therightbank.com. The information provided on the Pacific Continental website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference.

Additional information about Pacific Continental is included in documents incorporated by reference to this joint proxy statement/prospectus. See “Where You Can Find More Information” and “Documents Incorporated by Reference” included elsewhere in this joint proxy statement/prospectus.

The Mergers and the Merger Agreement (pages [●]and [●])

The terms and conditions of the first merger are contained in the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A. The parties encourage you to read the merger agreement carefully as it is the legal document that governs the first merger.

Under the terms and conditions of the merger agreement and in accordance with Washington law, upon completion of the first merger, Merger Sub will merge with and into Pacific Continental, with Pacific Continental continuing as the surviving corporation. Immediately following the first merger and as part of a single integrated transaction, Pacific Continental will merge with and into Columbia, with Columbia continuing as the surviving entity. Immediately following the subsequent merger, Pacific Continental Bank will merge with and into Columbia Bank, with Columbia Bank as the surviving bank.

Merger Consideration (page [●])

In the first merger, Pacific Continental shareholders will have the right, with respect to each of their Pacific Continental common shares, to receive, as described below, an amount of Columbia common shares equal to the exchange ratio, which is 0.6430, subject to a customary collar and exchange ratio adjustment mechanisms, as more fully detailed in this joint proxy statement/prospectus. The value of the consideration to be received by Pacific Continental shareholders in the first merger will vary with the trading price of Columbia common shares between now and the completion of the first merger. See “The Mergers” beginning on page [●].

Recommendations of the Columbia Board of Directors and Reasons for the Mergers (page [●])

Columbia’s board of directors recommends that holders of Columbia common shares vote “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal.

For further discussion of Columbia’s reasons for the mergers and the recommendations of Columbia’s board of directors, see “The Mergers—Background of the Mergers” and “The Mergers—Recommendations of the Columbia Board of Directors and Reasons for the Mergers.”

Recommendations of the Pacific Continental Board of Directors and Reasons for the Mergers (page [●])

Pacific Continental’s board of directors recommends that holders of Pacific Continental common shares vote “FOR” the merger proposal, “FOR” the merger-related named executive officer compensation proposal and “FOR” the Pacific Continental adjournment proposal.

For further discussion of Pacific Continental’s reasons for the mergers and the recommendations of Pacific Continental’s board of directors, see “The Mergers—Background of the Mergers” and “The Mergers—Recommendations of the Pacific Continental Board of Directors and Reasons for the Mergers.”

Opinion of Columbia’s Financial Advisor (page [●])

In connection with the mergers, Columbia’s financial advisor, Keefe, Bruyette & Woods, Inc., which we refer to as KBW, delivered a written opinion, dated January 9, 2017, to Columbia’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Columbia of the exchange ratio in the proposed first merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix D to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the Columbia board of directors (in its capacity as such) in connection with its consideration of the financial terms of the mergers. The opinion did not address the underlying business decision of Columbia to engage in the mergers or enter into the merger agreement or constitute a recommendation to the Columbia board of directors in connection with the mergers, and it does not constitute a recommendation to any holder of Columbia common shares or any shareholder of any other entity as to how to vote in connection with the mergers or any other matter.

For further information, see “The Mergers—Opinion of Columbia’s Financial Advisor.”

Opinion of Pacific Continental’s Financial Advisor (page [●])

On January 9, 2017, D.A. Davidson & Co., which we refer to as Davidson, Pacific Continental’s financial advisor in connection with the mergers, delivered an oral opinion to Pacific Continental’s board of directors, which was subsequently confirmed in a written opinion, that, as of such date and based upon and subject to the qualifications and assumptions set forth in its written opinion, the exchange ratio was fair to the holders of Pacific Continental common shares from a financial point of view.

The full text of Davidson’s opinion, dated January 9, 2017, is attached as Appendix E to this joint proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Davidson in rendering its opinion.

Davidson’s opinion was directed to Pacific Continental’s board of directors and is directed only to the fairness of the exchange ratio to the holders of Pacific Continental common shares from a financial point of view. It does not address the underlying business decision of Pacific Continental to engage in the first merger or any other aspect of the first merger and is not a recommendation to any holder of Pacific Continental common shares as to how such holder of Pacific Continental common shares should vote at the Pacific Continental special meeting with respect to the merger proposal or any other matter. Pursuant to an engagement letter between Pacific Continental and Davidson, Davidson will receive a fee for its services, a substantial portion of which will be payable upon consummation of the first merger.

For further information, see “The Mergers—Opinion of Pacific Continental’s Financial Advisor.”

Interests of Pacific Continental’s Directors and Executive Officers in the Mergers (page [●])

In considering the recommendation of the Pacific Continental board of directors, Pacific Continental shareholders should be aware that certain directors and executive officers of Pacific Continental have interests in the first merger that may differ from, or may be in addition to, the interests of Pacific Continental shareholders generally. The Pacific Continental board of directors was aware of these interests and considered them, among other matters, when it adopted the merger agreement and in making its recommendations that the Pacific Continental shareholders approve the merger proposal. These interests include:

•	In accordance with the merger agreement, one of the community-based directors of Pacific Continental will be recommended by Columbia’s Nominating and Corporate Governance Committee to serve on Columbia’s board of directors and the Columbia Bank board of directors effective upon the closing of the first merger;

•	In accordance with the merger agreement, Columbia will form an advisory board and invite all members of Pacific Continental’s board of directors to join such advisory board;

•	Fifteen of Pacific Continental’s executive officers are party to agreements that provide for severance and other benefits following a change in control of Pacific Continental in connection with a qualifying termination of employment;

•	Casey Hogan, who is the chief operating officer and executive vice president of Pacific Continental, entered into a transition agreement with Columbia that becomes effective upon the completion of the first merger and that replaces an existing employment agreement with Pacific Continental;

•	Certain of Pacific Continental’s executive officers and directors may have equity awards that under the merger agreement become fully vested upon completion of the first merger; and

•	Pacific Continental directors and officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of the interests of Pacific Continental’s directors and executive officers in the mergers, see “The Mergers—Interests of Pacific Continental’s Directors and Executive Officers in the Mergers.”

Regulatory Matters (page [●])

Columbia and Pacific Continental have each agreed to use its commercially reasonable efforts to obtain all regulatory approvals required to complete the mergers and the other transactions contemplated by the merger agreement. Regulatory approvals are required from the Federal Reserve Board, which we refer to as the Federal Reserve, the FDIC, the Oregon Department of Consumer and Business Services and the Washington State Department of Financial Institutions. Columbia and Pacific Continental intend to submit applications and notifications to obtain the required regulatory approvals promptly. There can be no assurances that such approvals will be received on a timely basis, or as to the ability of Columbia or Pacific Continental to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. See “The Mergers—Regulatory Approvals Required for the Mergers.”

Conditions to Completion of the First Merger (page [●])

Currently, Columbia and Pacific Continental expect to complete the first merger in mid-2017. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the first merger depends on a number of conditions being satisfied or, where legally permissible, waived. We cannot provide assurance as to when or if all of the conditions to the first merger can or will be satisfied or waived by the appropriate party.

No Solicitation (page [●])

Under the terms of the merger agreement, Pacific Continental has agreed not to initiate, solicit, encourage or knowingly facilitate any inquiries or the making of proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any acquisition proposal (as defined below in the section entitled “The Merger Agreement—Covenants and Agreements”). Notwithstanding these restrictions, the merger agreement provides that under specified circumstances, if Pacific Continental receives an unsolicited bona fide acquisition proposal and the Pacific Continental board of directors concludes in good faith that such acquisition proposal constitutes, or is reasonably expected to result in, a superior proposal (as defined below in the section entitled “The Merger Agreement—Covenants and Agreements”), then Pacific Continental and its board of directors may furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the Pacific Continental board of directors concludes in good faith (after consultation with outside legal counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable law; provided that prior to providing any such nonpublic information or engaging in any such negotiations, Pacific Continental entered into a confidentiality agreement with such third party.

Under the terms of the merger agreement, none of the members of the Pacific Continental board of directors may, except as expressly permitted by the merger agreement, make an adverse change of recommendation (as defined below in the section entitled “The Merger Agreement—Covenants and Agreements”), or cause or commit Pacific Continental to enter into any agreement or understanding other than the confidentiality agreement referred to above relating to any acquisition proposal made to Pacific Continental. Nevertheless, in the event that Pacific Continental receives an acquisition proposal that the Pacific Continental board of directors concludes in good faith constitutes a superior proposal, the Pacific Continental board of directors may make an adverse change of recommendation or terminate the merger agreement, if it concludes in good faith (and based on the advice of counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable law, as long as Pacific Continental gives Columbia prior written notice at least five business days before taking such action and during such five business day period Pacific Continental negotiates in good faith with Columbia to enable Columbia to make an improved offer that is at least as favorable to the shareholders of Pacific Continental as such alternative acquisition proposal.

Termination of the Merger Agreement (page [●])

The merger agreement can be terminated at any time prior to completion of the first merger by mutual consent, or by either party in the following circumstances:

•	a requisite regulatory approval is denied and such denial has become final and non-appealable, or if a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement;

•	the first merger has not closed by November 9, 2017, provided that, subject to certain conditions, such date may be extended to January 9, 2018, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•

there is a breach by the other party of any of its covenants, agreements, representations or warranties that would, individually or in the aggregate with other breaches by such party, result in the failure of a closing condition of the other party, and such breach is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement);

•	(a) Pacific Continental shareholders have not approved the merger agreement and the transactions contemplated thereby at the duly convened Pacific Continental special meeting or at any adjournment or postponement thereof, or (b) Columbia shareholders have not approved the issuance of Columbia common shares in the first merger at the duly convened Columbia special meeting or at any adjournment or postponement thereof, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the merger agreement; or

•	immediately following the determination period, in the event that the Columbia average closing price for the determination period is less than $26.13 (with a proportionate adjustment in the event of certain changes in Columbia’s capitalization); provided, however, if Columbia elects to exercise such termination right, Pacific Continental will have the option of reinstating the first merger by adjusting the exchange ratio to 0.6430 and adding to the merger consideration an amount in cash equal to $1.048 per share.

The merger agreement may be terminated by Columbia prior to obtaining the Pacific Continental shareholder approval, in the event that:

•	Pacific Continental breaches in any material respect its non-solicitation covenants in the merger agreement;

•	Pacific Continental or the Pacific Continental board of directors submits the merger agreement to its shareholders without a recommendation for approval or withdraws or materially and adversely modifies its recommendation with respect to the merger agreement or recommends an acquisition proposal other than the mergers;

•	at any time after the end of five business days following receipt of an acquisition proposal, the Pacific Continental board of directors fails to reaffirm its board recommendation as promptly as practicable (but in any event within five business days) after receipt of any written request to do so by Columbia; or

•	a tender offer or exchange offer for outstanding Pacific Continental common shares is publicly disclosed (other than by Columbia or one of its affiliates) and the Pacific Continental board of directors recommends that its shareholders tender their shares in such tender or exchange offer or, within ten business days after the commencement of such tender or exchange offer, the Pacific Continental board of directors fails to recommend unequivocally against acceptance of such offer, which we refer to as a termination due to no company recommendation.

Prior to obtaining Pacific Continental shareholder approval, the merger agreement may be terminated by Pacific Continental in order to enter into a definitive agreement providing for a superior proposal (as defined below in the section entitled “The Merger Agreement—Covenants and Agreements”).

Expenses and Termination Fees (page [●])

Expenses

All fees and expenses incurred in connection with the mergers (including the costs and expense of printing and mailing this joint proxy statement/prospectus) will be paid by the party incurring such fees or expenses.

Pacific Continental Termination Fee

Pacific Continental is required to pay Columbia a termination fee of $18,750,000 in the event that:

•	the merger agreement is terminated by Pacific Continental in order to enter into a definitive agreement providing for a superior proposal;

•	Columbia terminates the merger agreement due to no Pacific Continental board recommendation; or

•	any person has made an acquisition proposal with respect to Pacific Continental, which proposal has been publicly announced, disclosed or proposed and not withdrawn, and: (1) thereafter the merger agreement is terminated (a) by either party because the merger agreement has not been consummated pursuant to the termination provision for delay or pursuant to the termination provision for no approval by Pacific Continental shareholders or (b) by Columbia pursuant to the termination provision for breach, and (2) within 12 months after such termination of the merger agreement, an acquisition proposal with respect to Pacific Continental is entered into (provided that references to “more than 15%” in the definition of acquisition proposal are deemed to be references to “at least 50%”).

Matters to Be Considered at the Columbia Special Meeting (page [●])

Columbia shareholders are being asked to vote on the following proposals:

•	Approval of the Issuance of Common Shares. To approve the Columbia share issuance proposal; and

•	Adjournment of Meeting. To approve the Columbia adjournment proposal.

Matters to Be Considered at the Pacific Continental Special Meeting (page [●])

Pacific Continental shareholders are being asked to vote on the following proposals:

•	Approval of the Merger Agreement. To approve the merger proposal;

•	Non-Binding Approval of Certain Compensation. To approve the merger-related named executive officer compensation proposal; and

•	Adjournment of Meeting. To approve the Pacific Continental adjournment proposal.

Material U.S. Federal Income Tax Consequences of the Mergers (page [●])

The first merger and the subsequent merger are intended to qualify, and the obligation of Columbia and Pacific Continental to complete the first merger is conditioned upon receipt of legal opinions from their respective counsel to the effect that the first merger and the subsequent merger, taken together, will qualify, as a reorganization under Section 368(a) of the Code. Assuming the first merger and subsequent merger, taken together, so qualify, the specific U.S. federal income tax consequences to a U.S. holder (as defined below under “Material U.S. Federal Income Tax Consequences of the Mergers”) exchanging Pacific Continental common shares in the first merger will be as follows:

•	no gain or loss will be recognized by U.S. holders who receive Columbia common shares in exchange for Pacific Continental common shares pursuant to the first merger (except for any gain or loss that may result from the receipt of cash in lieu of fractional Columbia common shares that the U.S. holders would otherwise be entitled to receive as discussed below under “Material U.S. Federal Income Tax Consequences of the Mergers—Cash Received In Lieu of a Fractional Columbia Common Share” and except as discussed below under “Material U.S. Federal Income Tax Consequences of the Mergers—Alternative Consideration Scenario”);

•	the aggregate basis of the Columbia common shares received in the first merger will be the same as the aggregate basis of the Pacific Continental common shares surrendered in the exchange, decreased by any basis attributable to fractional interests in Columbia common shares for which cash is received; and

•	the holding period of Columbia common shares received in exchange for Pacific Continental common shares will include the holding period of the Pacific Continental common shares surrendered in the exchange.

Any gain or loss recognized upon the exchange will generally be capital gain, and will be long-term capital gain if, as of the effective date of the first merger, the U.S. holder’s holding period with respect to its surrendered Pacific Continental common shares exceeds one year.

For a more detailed discussion of the material U.S. federal income tax consequences of the transactions, see “Material U.S. Federal Income Tax Consequences of the Mergers.”

You are encouraged to consult your tax advisor as to the tax consequences of the mergers in your particular circumstances, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax and any state, local or foreign and other tax laws and of changes in those laws.

The U.S. federal income tax consequences described above may not apply to all holders of Pacific Continental common shares. Your tax consequences will depend on your individual situation. Accordingly, you are urged to consult your tax advisor for a full understanding of the particular tax consequences of the mergers to you.

Rights of Pacific Continental Shareholders Will Change as a Result of the First Merger (page [●])

The rights of Pacific Continental shareholders are governed by Oregon law and by Pacific Continental’s second amended and restated articles of incorporation, as amended, which we refer to as the Pacific Continental articles, and Pacific Continental’s amended and restated bylaws, which we refer to as the Pacific Continental bylaws. The rights of Columbia shareholders are governed by Washington law and by Columbia’s amended and restated articles of incorporation, which we refer to as the Columbia articles, and Columbia’s amended and restated bylaws, which we refer to as the Columbia bylaws. Upon the completion of the first merger, there will no longer be any publicly held Pacific Continental common shares. Pacific Continental shareholders will no longer have any direct interest in Pacific Continental. Those Pacific Continental shareholders receiving Columbia common shares as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of Columbia common shares. All of the other incidents of direct stock ownership in Pacific Continental will be extinguished upon completion of the first merger. The rights of former Pacific Continental shareholders that become Columbia shareholders will be governed by Washington law, the Columbia articles and the Columbia bylaws. Therefore, Pacific Continental shareholders that receive Columbia common shares in the first merger will have different rights once they become Columbia shareholders. See “Comparison of Certain Rights of Holders of Columbia and Pacific Continental Common Shares.”

Risk Factors (page [●])

Before voting at the Columbia special meeting or the Pacific Continental special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” and described in Columbia’s and Pacific Continental’s Annual Reports on Form 10-K for the year ended on December 31, 2015, and other reports filed with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” and “Documents Incorporated by Reference.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and Pacific Continental’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” Columbia and Pacific Continental shareholders should consider the matters described below carefully in determining whether to approve the issuance of Columbia common shares in the first merger or vote to approve the merger agreement and the transactions contemplated by the merger agreement, as applicable.

Risk Factors Relating to the Mergers

Because the market price of Columbia common shares may fluctuate, you cannot be sure of the value of the merger consideration that you will receive.

Upon completion of the first merger, each Pacific Continental common share (other than treasury shares) will be converted into the right to receive merger consideration consisting of a number of Columbia common shares equal to the exchange ratio, pursuant to the terms of the merger agreement. Other than in certain circumstances described below, the number of Columbia common shares to be received by a Pacific Continental shareholder will be determined based on a fixed exchange ratio of 0.6430 of a Columbia common share for each Pacific Continental common share (other than treasury shares). Accordingly, the value of the merger consideration to be received by the Pacific Continental shareholders will be based on the value of the Columbia common shares at closing. The value of the Columbia common shares to be received by Pacific Continental shareholders in the first merger may vary from the value as of the date we announced the mergers, the date that this document was mailed to Pacific Continental shareholders, the date of the Pacific Continental special meeting and the determination period. Any change in the market price of Columbia common shares prior to completion of the first merger will affect the value of the merger consideration that Pacific Continental shareholders will receive upon completion of the first merger. Accordingly, at the time of the Pacific Continental special meeting, Pacific Continental shareholders will not know or be able to calculate the value of the per share consideration they would receive upon completion of the first merger. Share price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Columbia and Pacific Continental. Pacific Continental shareholders should obtain current market quotations for Columbia common shares before voting their shares at the Pacific Continental special meeting.

In addition, the exchange ratio adjustment mechanisms provide that, in the event that the Columbia average closing price for the determination period is greater than $37.56 and the Columbia average closing price outperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, the exchange ratio will be adjusted such that the value of the merger consideration to be received by Pacific Continental shareholders will fix at $24.151 per share, calculated as of the determination period. Additionally, in the event the Columbia average closing price for the determination period is less than $27.76 and the Columbia average closing price underperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by more than 15%, Columbia may adjust the exchange ratio or maintain the exchange ratio of 0.6430 and add an amount in cash such that the merger consideration to be received by Pacific Continental shareholders will fix at $17.850 per share, calculated as of the determination period. However, as noted above, at the time of the Pacific Continental special meeting, Pacific Continental shareholders may not know or be able to calculate the exchange ratio used to determine the number of Columbia common shares they would receive with respect to each Pacific Continental common share upon the completion of the first merger.

The results of operations of Columbia after the mergers may be affected by factors different from those currently affecting the results of operations of Pacific Continental.

The businesses of Columbia and Pacific Continental differ in certain respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those currently affecting the independent results of operations of Pacific Continental and Columbia. For a discussion of the business of Columbia and certain factors to be considered in connection with Columbia’s business, see “Information Concerning Columbia” and the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.” For a discussion of the business of Pacific Continental and certain factors to be considered in connection with Pacific Continental’s business, see “Information Concerning Pacific Continental” and the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

The merger agreement limits Pacific Continental’s ability to pursue an alternative transaction and requires Pacific Continental to pay a termination fee of $18,750,000 under certain circumstances relating to alternative acquisition proposals.

The merger agreement prohibits Pacific Continental from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See “The Merger Agreement—Covenants and Agreements—No Solicitation; Change of Board Recommendation” included elsewhere in this joint proxy statement/prospectus. The merger agreement also provides for the payment by Pacific Continental to Columbia of a termination fee of $18,750,000 in the event that the merger agreement is terminated in certain circumstances, involving, among others, the termination of the merger agreement in certain circumstances followed by an acquisition, or a definitive agreement providing for an acquisition, of Pacific Continental by a third party. These provisions may discourage a potential competing acquirer that might have an interest in acquiring Pacific Continental from considering or proposing such an acquisition. It should be noted, however, that the failure of Pacific Continental shareholders to approve the merger agreement will not in and of itself trigger Pacific Continental’s obligation to pay the termination fee, unless other factors, including a third-party acquisition proposal for Pacific Continental, also exist. See “The Merger Agreement—Termination; Termination Fee” included elsewhere in this joint proxy statement/prospectus.

The opinions of Columbia’s and Pacific Continental’s financial advisors delivered to the parties’ respective boards of directors prior to the signing of the merger agreement do not reflect any changes in circumstance since the date of the opinions.

Each of the Columbia and Pacific Continental board of directors received an opinion from its respective financial advisor on January 9, 2017, to address the fairness of the exchange ratio for Pacific Continental and Columbia, respectively, from a financial point of view as of that date. Changes in the operations and prospects of Columbia or Pacific Continental, general market and economic conditions and other factors which may be beyond the control of Columbia or Pacific Continental may have altered the value of Columbia or Pacific Continental or the market prices of shares of Columbia or Pacific Continental as of the date of this document, or may alter such values and market prices by the time the mergers are completed. The financial advisors do not have any obligation to update, revise or reaffirm their respective opinions to reflect subsequent developments, and have not done so. The opinions did not address the fairness of the exchange ratio for Pacific Continental and Columbia, respectively, from a financial point of view at the time the mergers are completed or as of any date other than the date of the respective opinions. However, Pacific Continental’s board of directors’ recommendation that Pacific Continental shareholders vote “FOR” approval of the merger agreement is made as of the date of this document, and Columbia’s board of directors’ recommendation that Columbia shareholder vote “FOR” approval of the issuance of Columbia common shares is made as of the date of this document. For a description of the opinions that Columbia and Pacific Continental received from their respective financial advisors, see “The Mergers—Opinion of Columbia’s Financial Advisor” and “The Mergers—Opinion of Pacific Continental’s Financial Advisor” included elsewhere in this joint proxy statement/prospectus.

The mergers are subject to the receipt of approvals from governmental entities that may impose conditions that could have an adverse effect on the combined company following the mergers.

Before the mergers may be completed, various approvals must be obtained from the Federal Reserve, the FDIC, the Oregon Department of Consumer Business Services and the Washington State Department of Financial Institutions. These governmental entities may impose conditions on the granting of such approvals or require changes to the terms of the mergers. Although Columbia and Pacific Continental do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying or preventing completion of the mergers or imposing additional costs or limiting the revenues of the combined company following the mergers, any of which might have an adverse effect on the combined company following the mergers.

The first merger is subject to certain closing conditions that, if not satisfied or waived, will result in the mergers not being completed, which may cause the prices of Columbia common shares or Pacific Continental common shares to decline.

The first merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of each party’s shareholders of certain merger-related proposals. If any condition to the first merger is not satisfied or waived, to the extent permitted by law, the mergers will not be completed. In addition, Columbia and Pacific Continental may terminate the merger agreement under certain circumstances even if the merger agreement is approved by each party’s shareholders. If Columbia and Pacific Continental do not complete the first merger, the trading prices of Columbia common shares or Pacific Continental common shares may decline. In addition, neither company would realize any of the expected benefits of having completed the mergers. If the mergers are not completed and Pacific Continental’s board of directors seeks another merger or business combination, Pacific Continental shareholders cannot be certain that Pacific Continental will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Columbia has agreed to provide. If the mergers are not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of Columbia or Pacific Continental. For more information on closing conditions to the merger agreement, see “The Merger Agreement—Conditions to the First Merger” included elsewhere in this joint proxy statement/prospectus.

Columbia and Pacific Continental will be subject to business uncertainties and contractual restrictions while the mergers are pending.

Uncertainty about the effect of the mergers on employees, customers and vendors may have an adverse influence on the business, financial condition and results of operations of Columbia and Pacific Continental. These uncertainties may impair Columbia’s or Pacific Continental’s ability to attract, retain and motivate key personnel, depositors and borrowers pending the consummation of the mergers, as such personnel, depositors and borrowers may experience uncertainty about their future roles following the consummation of the mergers. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with Columbia or Pacific Continental to seek to change existing business relationships with Columbia, Pacific Continental or the combined company or fail to extend an existing relationship with Columbia, Pacific Continental or the combined company.

In addition, the merger agreement restricts Pacific Continental from taking certain actions without Columbia’s consent while the mergers are pending. These restrictions could have a material adverse effect on Pacific Continental’s business, financial condition and results of operations. Please see the section entitled “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to Pacific Continental.

Columbia common shares to be received by Pacific Continental shareholders as a result of the first merger will have rights different from the Pacific Continental common shares.

Upon completion of the first merger, the rights of former Pacific Continental shareholders who receive Columbia common shares in the first merger and thereby become Columbia shareholders will be governed by the Columbia articles and the Columbia bylaws. The rights associated with Pacific Continental common shares are different from the rights associated with Columbia common shares. In addition, the rights of shareholders under Washington law, where Columbia is organized, may differ from the rights of shareholders under Oregon law, where Pacific Continental is organized. See “Comparison of Certain Rights of Holders of Columbia and Pacific Continental Common Shares” for a discussion of the different rights associated with Columbia common shares.

Columbia has various provisions in the Columbia articles that could impede a takeover of Columbia.

The Columbia articles contain provisions providing for, among other things, preferred stock, super majority approval of certain business transactions, and consideration of non-monetary factors in evaluating a takeover offer. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Columbia without the approval of the Columbia board of directors, such provisions may have that effect. Such provisions may prevent former Pacific Continental shareholders who receive shares of Columbia common shares in the first merger from taking part in a transaction in which such shareholders could realize a premium over the current market price of Columbia common shares. See “Comparison of Certain Rights of Holders of Columbia and Pacific Continental Common Shares.”

Columbia and Pacific Continental shareholders will generally have a reduced ownership and voting interest after the first merger and will exercise less influence over management.

Columbia shareholders currently have the right to vote in the election of the Columbia board of directors and on other matters affecting Columbia. Pacific Continental shareholders currently have the right to vote in the election of the Pacific Continental board of directors and on other matters affecting Pacific Continental. Upon the completion of the first merger, except for shareholders who own common shares in both Columbia and Pacific Continental, each party’s shareholders will be a shareholder of Columbia with a percentage ownership of Columbia that is smaller than such shareholder’s current percentage ownership of Columbia or Pacific Continental, as applicable. It is currently expected that the former shareholders of Pacific Continental as a group will receive shares in the first merger constituting approximately 20% of the outstanding shares of the combined company immediately after the first merger. As a result, current shareholders of Columbia as a group will own approximately 80% of the outstanding shares of the combined company immediately after the first merger. Because of this, Columbia and Pacific Continental shareholders will generally have less influence on the management and policies of the combined company than they now have on the management and policies of Columbia or Pacific Continental, as applicable.

Sales of substantial amounts of Columbia’s common shares in the open market by former Pacific Continental shareholders could depress Columbia’s share price.

Columbia common shares that are issued to shareholders of Pacific Continental in the first merger will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, which we refer to as the Securities Act. As of the Columbia record date, Columbia had approximately [●] common shares outstanding and [●] Columbia common shares were reserved for issuance under the Columbia stock plans. Based on the number of Pacific Continental common shares currently outstanding, Columbia currently expects to issue approximately 14,535,729 common shares in connection with the first merger.

If the first merger is completed and if Pacific Continental’s former shareholders sell substantial amounts of Columbia common shares in the public market following completion of the first merger, the market price of Columbia common shares may decrease. These sales might also make it more difficult for Columbia to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The combined company may fail to realize the anticipated benefits of the mergers.

The success of the mergers will depend on, among other things, the combined company’s ability to combine the businesses of Columbia and Pacific Continental. If the combined company is not able to successfully achieve this objective, the anticipated benefits of the mergers may not be realized fully, or at all, or may take longer to realize than expected.

Columbia and Pacific Continental have operated and, until the consummation of the first merger, will continue to operate independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of Columbia or Pacific Continental or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of Columbia or Pacific Continental could choose to discontinue their relationships with the combined company because they prefer doing business with an independent company or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of Columbia and Pacific Continental during the pre-merger period and for an undetermined amount of time after the consummation of the mergers.

The unaudited pro forma condensed combined financial information included in this document is illustrative only and the actual financial condition and results of operations after the mergers may differ materially.

The unaudited pro forma condensed combined financial information in this document is presented for illustrative purposes only and is not necessarily indicative of what Columbia’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Pacific Continental identifiable tangible and intangible assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Pacific Continental as of the date of the completion of the mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●].

Following the consummation of the mergers, the combined company will be subject to substantial additional regulation.

Following the consummation of the mergers, the combined company will have greater than $10 billion in total consolidated assets and be subject to substantial additional regulation. Areas of additional regulation will include, but not be limited to, more sophisticated stress testing, compliance with portions of the Federal Reserve’s enhanced prudential oversight requirements, enhanced governance standards, including those relating to risk management, higher FDIC deposit insurance assessments, an interchange fee cap and direct oversight and examination by the Consumer Financial Protection Bureau with respect to various federal consumer financial protection laws and regulations. These additional regulatory requirements may necessitate that we hire additional compliance or other personnel, design and implement additional internal controls or incur other significant expenses which could divert management’s attention away from ongoing business concerns, place a burden on internal resources, impose additional costs or limitations on the combined company and affect profitability. In addition, compliance with the stress testing requirements, part of which must be publicly disclosed, may also be misinterpreted by the market generally or our customers and, as a result, may adversely affect the price of our common shares or our ability to retain our customers or effectively compete for new business opportunities. Finally, the Durbin Amendment to the Dodd-Frank Act resulted in rules which cap the permissible interchange fee for certain electronic debit transactions to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. We currently anticipate a pre-tax annual impact to the combined company from those rules of approximately $9.8 million; the combined company will be subject to the interchange fee cap beginning July 1, 2018.

Certain Pacific Continental directors and officers may have interests in the first merger different from the interests of Pacific Continental shareholders.

In considering the recommendations of the Pacific Continental board of directors, Pacific Continental shareholders should be aware that certain directors and executive officers of Pacific Continental have interests in the mergers that may differ from, or may be in addition to, the interests of Pacific Continental shareholders generally. The Pacific Continental board of directors was aware of these interests and considered them, among other matters, when it adopted the merger agreement and in making its recommendations that the Pacific Continental shareholders approve the merger proposal. These interests include:

•	In accordance with the merger agreement, one of the community-based directors of Pacific Continental will be recommended by Columbia’s Nominating and Corporate Governance Committee to serve on Columbia’s board of directors and the Columbia Bank board of directors effective upon the closing of the first merger;

•	In accordance with the merger agreement, Columbia will form an advisory board and invite all members of Pacific Continental’s board of directors to join such advisory board;

•	Fifteen of Pacific Continental’s executive officers are party to an agreement that provides for severance and other benefits following a change in control of Pacific Continental in connection with a qualifying termination of employment;

•	Casey Hogan, who is the chief operating officer and executive vice president of Pacific Continental, entered into a transition agreement with Columbia that becomes effective upon the completion of the first merger and that replaces an existing employment agreement with Pacific Continental;

•	Certain of Pacific Continental’s executive officers and directors may have equity awards that under the merger agreement become fully vested upon completion of the first merger; and

•	Pacific Continental directors and officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of the interests of Pacific Continental’s directors and executive officers in the mergers, see “The Mergers—Interests of Pacific Continental’s Directors and Executive Officers in the Mergers.”

Risk Factors Relating to Pacific Continental and Pacific Continental’s Business

Pacific Continental is, and will continue to be, subject to the risks described in Pacific Continental’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Risk Factors Relating to Columbia and Columbia’s Business

Columbia is, and will continue to be, subject to the risks described in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF COLUMBIA

The following selected consolidated financial information for the fiscal years ended December 31, 2011, through December 31, 2015, is derived from audited financial statements of Columbia. The financial information as of and for the nine months ended September 30, 2016, and 2015 are derived from unaudited financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Columbia’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates. The results of operations for the nine months ended September 30, 2016, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2016. You should read this information in conjunction with Columbia’s consolidated financial statements and related notes thereto included in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2015, and in Columbia’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, which are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	(Unaudited) Nine Months Ended September 30, 2016	(Unaudited) Nine Months Ended September 30, 2015	Years Ended December 31,
			2015	2014 (1)	2013 (2)	2012	2011
	(dollars in thousands, except per share data)
For the Period
Interest income	$251,235	$246,122	$328,891	$308,042	$296,935	$248,504	$251,271
Interest expense	$3,353	$3,054	$4,004	$3,994	$5,840	$9,577	$14,535
Net interest income	$247,882	$243,068	$324,887	$304,048	$291,095	$238,927	$236,736
Provision (recapture) for loan and lease losses	$10,760	$6,242	$8,591	$6,727	$(101)	$39,367	$5,752
Noninterest income (loss)	$65,752	$66,728	$91,473	$59,750	$26,700	$27,058	$(9,283)
Noninterest expense	$196,128	$199,272	$266,149	$239,286	$230,886	$162,913	$155,759
Net income	$74,148	$72,087	$98,827	$81,574	$60,016	$46,143	$48,037
Net income applicable to common shareholders	$74,031	$71,987	$98,690	$81,478	$59,984	$46,143	$48,037
Per Common Share
Earnings (Basic)	$1.28	$1.25	$1.71	$1.53	$1.24	$1.16	$1.22
Earnings (Diluted)	$1.28	$1.25	$1.71	$1.52	$1.21	$1.16	$1.21
Cash dividends declared per common share	$1.14	$0.98	$1.34	$0.94	$0.41	$0.98	$0.27
Book Value	$21.96	$21.69	$21.48	$21.34	$20.50	$19.25	$19.23
Averages
Total assets	$9,225,466	$8,570,825	$8,655,243	$7,468,091	$6,558,517	$4,826,283	$4,509,010
Interest-earning assets	$8,279,639	$7,600,954	$7,685,734	$6,561,047	$5,754,543	$4,246,724	$3,871,424
Loans	$6,002,656	$5,557,771	$5,609,261	$4,782,369	$4,140,826	$2,900,520	$2,607,266
Securities, including Federal Home Loan Bank stock	$2,253,877	$1,996,527	$2,031,859	$1,708,575	$1,474,744	$1,011,294	$928,891
Deposits	$7,663,099	$7,047,818	$7,146,828	$6,187,342	$5,420,577	$3,875,666	$3,541,399
Shareholders’ equity	$1,268,261	$1,242,853	$1,246,952	$1,109,581	$979,099	$761,185	$730,726
Financial Ratios
Net interest margin	4.12%	4.39%	4.35%	4.76%	5.16%	5.77%	6.27%
Return on average assets	1.07%	1.12%	1.14%	1.09%	0.92%	0.96%	1.07%
Return on average common equity	7.80%	7.74%	7.93%	7.36%	6.14%	6.06%	6.57%
Average equity to average assets	13.75%	14.50%	14.41%	14.86%	14.93%	15.77%	16.21%
At Year End
Total assets	$9,586,754	$8,755,984	$8,951,697	$8,578,846	$7,161,582	$4,906,335	$4,785,945
Loans	$6,259,757	$5,746,511	$5,815,027	$5,445,378	$4,517,296	$2,947,103	$2,885,244
Allowance for loan and lease losses	$70,264	$69,049	$68,172	$69,569	$72,454	$82,300	$57,985
Securities, including Federal Home Loan Bank stock	$2,372,724	$2,037,666	$2,170,416	$2,131,622	$1,696,640	$1,023,484	$1,050,325
Deposits	$8,057,816	$7,314,805	$7,438,829	$6,924,722	$5,959,475	$4,042,085	$3,815,529
Shareholders’ equity	$1,276,735	$1,254,136	$1,242,128	$1,228,175	$1,053,249	$764,008	$759,338

	(Unaudited) Nine Months Ended September 30, 2016	(Unaudited) Nine Months Ended September 30, 2015	Years Ended December 31,
			2015	2014 (1)	2013 (2)	2012	2011
	(dollars in thousands, except per share data)
Nonperforming Assets
Nonaccrual loans	$21,366	$19,080	$21,464	$31,352	$34,015	$37,395	$53,483
Other real estate owned and other personal property owned	8,994	19,475	13,738	22,225	36,037	27,464	60,030

Total nonperforming assets	$30,360	$38,555	$35,202	$53,577	$70,052	$64,859	$113,513

Nonperforming loans to year end loans	0.34%	0.33%	0.37%	0.58%	0.75%	1.27%	1.85%
Nonperforming assets to year end assets	0.32%	0.44%	0.39%	0.62%	0.98%	1.32%	2.37%
Allowance for loan and lease losses to year end loans	1.12%	1.20%	1.17%	1.28%	1.60%	2.79%	2.01%
Net loan charge-offs	$8,668	$6,762	$9,988	$9,612	$9,745	$15,052	$14,815
Risk-Based Capital Ratios
Common Equity Tier 1 (3)	11.4292%	12.18%	11.94%	N/A	N/A	N/A	N/A
Tier 1 capital (3)	11.4430%	12.18%	11.95%	12.98%	13.43%	19.35%	19.79%
Total capital (3)	12.4132%	13.22%	12.94%	14.13%	14.68%	20.62%	21.05%
Leverage ratio (3)	9.5268%	10.21%	10.03%	10.57%	10.19%	12.78%	12.96%

(1)	During 2014, Columbia acquired Intermountain Community Bancorp.
(2)	During 2013, Columbia acquired West Coast Bancorp.
(3)	In the first quarter of 2015, the U.S. Basel III capital framework methodology was implemented for all banks. The 2015 capital ratios have been presented based on the new methodology. Capital ratios prior to 2015 have not been restated in conformity with the new methodology.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PACIFIC CONTINENTAL

The following selected consolidated financial information for the fiscal years ended December 31, 2011, through December 31, 2015, is derived from audited financial statements of Pacific Continental. The financial information as of and for the nine months ended September 30, 2016, and 2015 are derived from unaudited financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Pacific Continental’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates. The results of operations for the nine months ended September 30, 2016, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2016. You should read this information in conjunction with Pacific Continental’s consolidated financial statements and related notes thereto included in Pacific Continental’s Annual Report on Form 10-K for the year ended December 31, 2015, and in Pacific Continental’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, which are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	(Unaudited) Nine Months Ended September 30 2016	(Unaudited) Nine Months Ended September 30 2015	Years ended December 31
			2015	2014	2013	2012	2011
	(dollars in thousands, except share and per share data)
EARNINGS
Interest income	$62,900	$54,359	$74,236	$62,027	$60,933	$55,894	$59,784
Interest expense	$4,174	$3,382	$4,436	$4,579	$4,794	$5,818	$8,615
Net interest income	$58,726	$50,977	$69,800	$57,448	$56,139	$50,076	$59,784
Provision for loan loss	$3,575	$1,175	$1,695	$—	$250	$1,900	$12,900
Noninterest income	$5,477	$4,618	$6,625	$4,995	$5,826	$5,741	$5,866
Noninterest expense	$40,766	$34,186	$45,890	$37,729	$40,732	$35,105	$37,076
Net income	$12,916	$13,222	$18,751	$16,042	$13,767	$12,653	$5,341
Basic earnings per share	$0.65	$0.69	$0.97	$0.90	$0.77	$0.70	$0.29
Diluted earnings per share	$0.64	$0.68	$0.97	$0.89	$0.76	$0.69	$0.29
Average shares outstanding	19,940,709	19,133,682	19,250,838	17,812,740	17,871,439	18,085,607	18,427,657
Average diluted shares outstanding	20,095,522	19,357,990	19,392,079	18,036,188	18,059,923	18,238,160	18,519,547
PERFORMANCE RATIOS
Return on average assets	0.85%	1.01%	1.05%	1.09%	0.96%	0.96%	0.44%
Return on average equity (book)	7.55%	8.60%	8.99%	8.83%	7.61%	6.97%	3.01%
Return on average equity (tangible) (1)	9.43%	10.62%	11.14%	10.14%	8.75%	7.94%	3.45%
Net interest margin—fully tax equivalent yield (2)	4.25%	4.31%	4.34%	4.30%	4.37%	4.24%	4.61%
Efficiency ratio (tax equivalent) (3)	62.74%	60.62%	59.22%	59.41%	65.73%	62.89%	65.01%
Full-time equivalent employees	366	321	322	291	290	268	264
CAPITAL
Tier 1 leverage ratio (4)	10.33%	9.88%	9.93%	11.33%	11.49%	12.33%	13.09%
Tier 1 risk based ratio (4)	9.99%	11.49%	11.47%	14.48%	14.90%	16.90%	17.97%
Total risk based ratio (4)	12.55%	12.58%	12.58%	15.73%	16.15%	18.15%	19.22%
Book value per share	$12.23	$11.06	$11.15	$10.39	$10.01	$10.28	$9.70
Regular cash dividend per share	$0.33	$0.31	$0.42	$0.40	$0.36	$0.24	$0.10
Special cash dividend per share	$—	$—	$—	$0.29	$0.37	$0.07	$—

	(Unaudited) Nine Months Ended September 30 2016	(Unaudited) Nine Months Ended September 30 2015	Years ended December 31
			2015	2014	2013	2012	2011
	(dollars in thousands, except share and per share data)
ASSET QUALITY
Allowance for loan losses (ALL)	$20,531	$16,612	$17,301	$15,637	$15,917	$16,345	$14,941
Non performing loans (NPLs) net of government guarantees	$9,766	$2,231	$2,719	$1,989	$4,608	$8,456	$26,099
Non performing assets (NPAs) net of government guarantees	$22,832	$14,085	$14,466	$15,363	$20,963	$26,428	$37,099
Other real estate owned	$13,066	$11,854	$11,747	$13,374	$16,355	$17,972	$11,000
Net loan charge offs	$345	$200	$31	$280	$678	$496	$14,529
ALL as a percentage of gross loans	1.14%	1.23%	1.23%	1.50%	1.60%	1.88%	1.82%
ALL as a % NPLs, net of government guarantees	210.23%	744.60%	636.30%	786.17%	345.42%	193.29%	57.25%
Net loan charge offs (recoveries) to average loans	-0.01%	0.00%	-0.02%	0.03%	0.07%	0.06%	1.74%
Net NPLs as a percentage of total loans	0.54%	0.16%	0.19%	0.19%	0.46%	0.97%	3.18%
Nonperforming assets as a percentage of total assets	0.90%	0.75%	0.76%	1.02%	1.45%	1.92%	2.92%
Consolidated classified asset ratio (5)	23.80%	25.14%	23.03%	24.54%	29.37%	31.81%	38.91%
Loans past due as a percentage of total loans (6)	0.01%	0.14%	0.03%	0.15%	0.23%	0.30%	0.41%
END OF PERIOD BALANCES
Total securities and short term deposits	$553,761	$398,366	$366,598	$351,946	$347,441	$389,979	$346,594
Total loans net of allowance	$1,786,205	$1,339,195	$1,387,181	$1,029,384	$977,928	$854,071	$805,211
Total loans held for sale	$—	$—	$—	$—	$—	$—	$1,058
Total earning assets	$2,344,609	$1,737,561	$1,753,779	$1,381,330	$1,325,369	$1,244,050	$1,152,863
Total assets	$2,539,060	$1,878,283	$1,909,478	$1,504,325	$1,449,726	$1,373,487	$1,270,232
Total non-interest bearing deposits	$901,290	$544,009	$568,688	$407,311	$366,891	$329,825	$278,576
Core deposits (7)	$2,049,352	$1,465,547	$1,533,942	$1,110,861	$990,315	$938,629	$885,843
Total deposits	$2,162,633	$1,524,954	$1,597,093	$1,209,093	$1,090,981	$1,046,154	$965,254
Shareholder’s equity	$276,471	$216,676	$218,491	$184,161	$179,184	$183,381	$178,866
AVERAGE BALANCES
Total securities and short term deposits	$427,937	$398,978	$378,748	$348,049	$365,889	$384,810	$304,424
Total loans net of allowance	$1,469,022	$1,219,118	$1,253,987	$1,010,182	$943,381	$816,465	$817,419
Total earning assets	$1,896,959	$1,618,096	$1,645,876	$1,362,157	$1,309,483	$1,201,573	$1,122,535
Total assets	$2,036,927	$1,745,617	$1,782,832	$1,477,060	$1,433,213	$1,317,094	$1,226,715
Total non-interest bearing deposits	$647,967	$495,965	$518,267	$376,175	$336,063	$297,428	$263,915
Core deposits (7)	$1,605,005	$1,365,513	$1,406,168	$1,031,140	$967,592	$877,256	$879,779
Total deposits	$1,685,097	$1,438,417	$1,475,815	$1,132,428	$1,074,166	$972,854	$945,187
Shareholder’s equity	$228,592	$205,604	$208,500	$181,762	$180,857	$181,475	$177,256

(1)	Tangible equity excludes goodwill and core deposit intangible assets related to acquisitions.
(2)	Net interest margin is reported on a tax-equivalent yield basis at a 35% tax rate.
(3)	Efficiency ratio is noninterest expense as a percent of net interest income (on a tax-equivalent basis) plus noninterest income.
(4)	In the first quarter of 2015, the U.S. Basel III capital framework methodology was implemented for all banks. The 2015 capital ratios have been presented based on the new methodology. Capital ratios prior to 2015 have not been restated in conformity with the new methodology.
(5)	The sum of all loan-related contingent liabilities and loans internally graded substandard or worse, impaired loans (net of government guarantees), adversely classified securities and other real estate owned, divided by total consolidated Tier 1 capital plus the allowance for loan losses.
(6)	Defined as loans past due more than 30 days and still accruing interest, as a percentage of total loans, net of deferred fees.
(7)	Core deposits include demand, interest checking, money market, savings and local time deposits, including local nonpublic time deposits in excess of $100 thousand.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of Columbia giving effect to the mergers with Pacific Continental. The selected unaudited pro forma condensed combined financial information assumes that the mergers are accounted for under the acquisition method of accounting with Columbia treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Pacific Continental, as of the effective date of the mergers, will be recorded by Columbia at their respective fair values and the excess of the merger consideration over the fair value of Pacific Continental’s net assets will be allocated to goodwill.

The table sets forth the information as if the mergers had become effective on September 30, 2016, with respect to financial condition data, and on January 1, 2015, with respect to the results of operations data. The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Information”.

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Information,” the pro forma allocation of purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the mergers are completed. Additionally, the adjustments made in the unaudited pro forma condensed financial information, which are described in those notes, are preliminary and may be revised.

(Dollars in thousands)	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
Pro Forma Condensed Consolidated Income Statement Information:
Net interest income	$311,220	$400,836
Provision for loan losses	$14,335	$10,286
Income before income taxes	$127,183	$170,325
Net income	$87,438	$117,490

(Dollars in thousands)	As of September 30, 2016
Pro Forma Condensed Consolidated Balance Sheet Information:
Loans	$7,965,482
Total assets	$12,481,579
Deposits	$10,220,449
Federal Home Loan Bank advances	$112,002
Other borrowings	$105,466
Shareholders’ equity	$1,906,277

	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
Pro Forma Per Common Share
Earnings (Basic)	$1.22	$1.64
Earnings (Diluted)	$1.22	$1.64
Cash dividends declared per common share	$1.14	$1.34

COMPARATIVE PER SHARE DATA OF COLUMBIA (UNAUDITED)

Presented below for Columbia and Pacific Continental is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the year ended December 31, 2015, and as of and for the nine months ended September 30, 2016. The information presented below should be read together with the historical consolidated financial statements of Columbia and Pacific Continental, including the related notes, filed by Columbia and Pacific Continental, as applicable, with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The unaudited pro forma and pro forma per equivalent share information gives effect to the mergers as if the mergers had been effective on December 31, 2015, or September 30, 2016, in the case of the book value data, and as if the mergers had been effective as of January 1, 2015, in the case of the earnings per share and the cash dividends data. The unaudited pro forma data combines the historical results of Pacific Continental into Columbia’s consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on January 1, 2015.

The unaudited pro forma adjustments are based upon available information and certain assumptions that Columbia management believes are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the mergers or consider any potential impacts of current market conditions or the mergers on revenues, expense efficiencies or asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the mergers, the operating results of Pacific Continental will be reflected in the consolidated financial statements of Columbia on a prospective basis.

	Columbia Historical		Pacific Continental Historical	Pro forma Combined	Per Equivalent Pacific Continental Share (1)
For the year ended December 31, 2015
Basic Earnings Per Share	$1.71		$0.97	$1.64	$1.05
Diluted Earnings Per Share	$1.71		$0.97	$1.64	$1.05
Cash Dividends Declared (2)	$1.34	(3)	$0.42	$1.34	$0.86
Book value per share as of December 31, 2015	$21.48		$11.15	$22.42	$14.42

For the nine months ended September 30, 2016
Basic Earnings Per Share	$1.28		$0.65	$1.22	$0.78
Diluted Earnings Per Share	$1.28		$0.64	$1.22	$0.78
Cash Dividend Declared (2)	$1.14	(4)	$0.33	$1.14	$0.73
Book value per share as of September 30, 2016	$21.96		$12.23	$26.26	$16.89

(1)	Reflects Pacific Continental common shares at the exchange ratio of 0.6430.
(2)	Pro forma combined cash dividends declared are based only upon Columbia’s historical amounts.
(3)	Includes $0.70 in regular quarterly dividends and $0.64 in special dividends declared for the year ended December 31, 2015.
(4)	Includes $0.57 in regular quarterly dividends and $0.57 in special dividends declared for the nine months ended September 30, 2016.

MARKET PRICES, DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales price per share of, and the dividends declared on, Columbia common shares, which trade on Nasdaq under the symbol “COLB,” and Pacific Continental common shares, which trade on Nasdaq under the symbol “PCBK.” As of February 7, 2017, there were approximately 2,803 registered holders of Columbia’s common shares, and as of February 6, 2017, there were approximately 939 registered holders of Pacific Continental common shares.

	Columbia Common Shares			Pacific Continental Common Shares
	High	Low	Dividends	High	Low	Dividends
2015
First Quarter	$29.48	$24.60	$0.30	$13.81	$12.64	$0.10
Second Quarter	$33.39	$28.28	$0.34	$13.95	$12.74	$0.10
Third Quarter	$33.70	$28.63	$0.34	$13.63	$12.63	$0.11
Fourth Quarter	$36.27	$29.52	$0.36	$16.11	$13.10	$0.11
2016
First Quarter	$32.15	$26.56	$0.38	$16.46	$13.60	$0.11
Second Quarter	$31.81	$26.17	$0.37	$17.12	$14.76	$0.11
Third Quarter	$33.28	$26.21	$0.39	$16.98	$14.35	$0.11
Fourth Quarter	$45.27	$31.75	$0.39	$22.05	$16.00	$0.11
2017
First Quarter (through February 10, 2017)	$45.68	$38.13	$0.22	$26.85	$20.60	$0.11

The following table sets forth the closing sale prices per Columbia common share and Pacific Continental common share on January 9, 2017, the last trading day completed before the public announcement of the signing of the merger agreement, and on February 10, 2017, the latest practicable date before the date of this joint proxy statement/prospectus.

	Columbia Common Shares	Pacific Continental Common Shares
January 9, 2017	$43.31	$20.80
February 10, 2017	39.25	24.55

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the mergers, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the mergers; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “prospects,” “projections,” or “potential,” future conditional verbs such as “will,” “would,” “should,” “could,” or “may” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Columbia’s and Pacific Continental’s managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Columbia’s and Pacific Continental’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to factors previously disclosed in Columbia’s and Pacific Continental’s reports filed with the SEC and those identified elsewhere in this filing (including the section entitled “Risk Factors”), the following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	the mergers may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•	Columbia’s share price could change, before closing of the first merger, including as a result of broader stock market movements, and the performance of financial companies and peer group companies;

•	benefits from the mergers may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and Pacific Continental operate;

•	operating costs, customer losses and business disruption following the mergers, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

All subsequent written and oral forward-looking statements concerning the proposed transactions or other matters attributable to Columbia or Pacific Continental or any person acting on behalf of Columbia or Pacific Continental are expressly qualified in their entirety by the cautionary statements above. Neither Columbia nor Pacific Continental undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

THE MERGERS

The following is a discussion of the mergers and the material terms of the merger agreement between Columbia and Pacific Continental. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Appendix A to this document and incorporated by reference herein. This summary may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully and in its entirety. Factual information about Columbia and Pacific Continental can be found elsewhere in this joint proxy statement/prospectus and in the public filings Columbia and Pacific Continental make with the SEC, as described in the section entitled “Where You Can Find More Information.”

Terms of the Mergers

Transaction Structure

The merger agreement provides for the acquisition of Pacific Continental by Columbia through the merger of Merger Sub with and into Pacific Continental with Pacific Continental continuing as the surviving corporation in the first merger. Immediately following the first merger, Pacific Continental will merge with and into Columbia, with Columbia continuing as the surviving entity in the subsequent merger. Immediately following the subsequent merger, Pacific Continental Bank will merge with and into Columbia Bank, with Columbia Bank continuing as the surviving bank in the bank merger.

Merger Consideration

In the merger, Pacific Continental shareholders will have the right, with respect to each of their Pacific Continental common shares, to receive a number of Columbia common shares equal to the exchange ratio, subject to any adjustments set forth in the merger agreement. The exchange ratio means the following:

i.	if the Columbia average closing price on Nasdaq for the determination period is greater than or equal to $27.76 and less than or equal to $37.56, then the exchange ratio will be 0.6430;

ii.	if the Columbia average closing price for the determination period is greater than $37.56, and the Columbia average closing price for the determination period outperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, then the exchange ratio will be the quotient, rounded to the nearest ten-thousandth, obtained by dividing (A) $24.151 by (B) the Columbia average closing price for the determination period;

iii.	if the Columbia average closing price for the determination period is greater than $37.56, and the Columbia average closing price for the determination period does not outperform the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, then the exchange ratio will be 0.6430;

iv.	if the Columbia average closing price for the determination period is less than $27.76, and the Columbia average closing price for the determination period underperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, then the exchange ratio will be (A) the quotient, rounded to the nearest ten-thousandth, obtained by dividing $17.850 by the Columbia average closing price for the determination period if Columbia chooses not to adjust the merger consideration in accordance with the merger agreement, or (B) 0.6430 if Columbia does choose to adjust the merger consideration as set forth in the merger agreement and described below; and

v.	if the Columbia average closing price for the determination period is less than $27.76, and the Columbia average closing price for the determination period does not underperform the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, then the exchange ratio will be 0.6430.

In connection with clause (iv) above, if Columbia chooses to adjust the merger consideration, which it may do in its sole discretion under those circumstances, the merger consideration will include an amount in cash equal to (A) $17.850 minus (B) (x) 0.6430 multiplied by (y) the Columbia average closing price for the determination period, and the exchange ratio will be 0.6430.

The exchange ratio adjustment mechanisms provide that, in the event that the Columbia average closing price for the determination period is greater than $37.56 and the Columbia average closing price outperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by greater than 15%, the exchange ratio will be adjusted such that the value of the merger consideration to be received by Pacific Continental shareholders will fix at $24.151 per share, calculated as of the determination period. Additionally, in the event the Columbia average closing price for the determination period is less than $27.76 and the Columbia average closing price underperforms the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by more than 15%, Columbia may adjust the exchange ratio or maintain the exchange ratio of 0.6430 and add an amount in cash such that the merger consideration to be received by Pacific Continental shareholders will fix at $17.850 per share, calculated as of the determination period. However, as noted previously, at the time of the Pacific Continental special meeting, Pacific Continental shareholders may not know or be able to calculate the exchange ratio used to determine the number of Columbia common shares they would receive with respect to each Pacific Continental common share upon the completion of the first merger.

If the Columbia average closing price for the determination period is less than $26.13 (with a proportionate adjustment in the event that outstanding Columbia common shares are changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the merger agreement and the end of the determination period), either party may terminate the merger agreement; provided, however, if Columbia elects to exercise such termination right, Pacific Continental will have the option of reinstating the first merger by adjusting the exchange ratio to 0.6430, as may be adjusted for transaction expenses, as described below, and adding to the merger consideration an amount in cash equal to $1.048 per share.

The value of the Columbia common shares to be received by Pacific Continental shareholders in the first merger may vary from the value as of the date we announced the mergers, the date that this document was mailed to Pacific Continental shareholders, the date of the meeting of Pacific Continental shareholders and the determination period. Any change in the market price of Columbia common shares prior to completion of the first merger will affect the value of the merger consideration that Pacific Continental shareholders will receive upon completion of the first merger. Accordingly, at the time of the Pacific Continental special meeting, Pacific Continental shareholders will not know or be able to calculate the value of the per share consideration they would receive upon completion of the first merger.

Adjustment for Transaction Expenses

If, immediately prior to the effective time of the first merger, the transaction expenses incurred by Pacific Continental exceed the $14.5 million, which we refer to as the threshold amount, there will be an adjustment made to the exchange ratio such that the excess amount of transaction expenses will be deducted from the aggregate merger consideration. In that event, the exchange ratio will be equal to the product of (x) the exchange ratio as calculated in accordance with the merger agreement and (y) the quotient obtained by dividing (1) the aggregate merger consideration, as defined below, minus the reduction amount, as defined below, by (2) the aggregate merger consideration. The aggregate merger consideration will equal $21.00 multiplied by the total number of Pacific Continental common shares issued and outstanding immediately prior to the closing (other than treasury shares). The reduction amount means, to the extent the transaction expenses exceed the threshold amount, (a) the transaction expenses minus (b) the threshold amount, plus (c) any tax benefits estimated to result from the transaction expenses exceeding the threshold amount, as reasonably estimated by Columbia. In the event of a transaction or series of related transactions in which a person acquires record or beneficial ownership of Columbia common shares that, together with stock held by such person, constitutes greater than 50% of the outstanding Columbia common shares, the reduction amount will be zero.

Treatment of Pacific Continental Equity Awards

Pacific Continental RSUs

At the effective time of the first merger, each outstanding Pacific Continental RSU, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be cancelled and will only entitle the holder of such Pacific Continental RSU to receive (without interest), no later than the first payroll period following the effective time of the first merger and in any event no later than 30 calendar days following the closing date, an amount in cash equal to (x) the number of shares subject to such Pacific Continental RSUs multiplied by (y) the equity award cashout price, less applicable taxes required to be withheld with respect to such payment. The term equity award cashout price means an amount equal to the product of (x) the exchange ratio multiplied by (y) the Columbia average closing price for the determination period.

Pacific Continental Options

At the effective time of the first merger, each outstanding Pacific Continental option, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be cancelled and will only entitle the holder of such Pacific Continental option to receive (without interest), no later than the first payroll period following the effective time of the first merger and in any event no later than 30 calendar days following the closing date, an amount in cash equal to the product of (x) the number of shares subject to such Pacific Continental options multiplied by (y) the excess, if any, of (A) the equity award cashout price over (B) the exercise price per share of such Pacific Continental options less applicable taxes required to be withheld with respect to such payment. Any Pacific Continental option which has an exercise price per share that is greater than or equal to the equity award cashout price will be cancelled at the effective time of the first merger for no consideration or payment.

Pacific Continental SARs

At the effective time of the first merger, each outstanding Pacific Continental SAR, whether cash-settled or stock-settled, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be cancelled and will only entitle the holder of such Pacific Continental SAR to receive (without interest), no later than the first payroll period following the effective time of the first merger and in any event no later than 30 calendar days following the closing date, an amount in cash equal to the product of (x) the number of shares subject to such Pacific Continental SARs multiplied by (y) the excess, if any, of (A) the equity award cashout price over (B) the reference price per share of such Pacific Continental SARs less applicable taxes required to be withheld with respect to such payment. Any Pacific Continental SAR which has a reference price per share that is greater than or equal to the equity award cashout price will be cancelled at the effective time of the first merger for no consideration or payment.

Restricted Stock Awards

At the effective time of the first merger, each outstanding Pacific Continental restricted stock award will, automatically and without any action on the part of the holder thereof, accelerate in full and will be converted into, and become exchanged for the merger consideration (less applicable taxes required to be withheld with respect to such vesting).

Conversion of Shares; Exchange of Certificates

The conversion of Pacific Continental common shares (other than treasury shares) into the right to receive the merger consideration will occur automatically at the effective time of the first merger. As soon as reasonably practicable after the effective time of the first merger, the exchange agent will exchange certificates representing Pacific Continental common shares (other than treasury shares) for merger consideration to be received in the first merger pursuant to the terms of the merger agreement.

Letters of Transmittal

As soon as reasonably practicable after the completion of the first merger, but in any event within five business days thereafter, the exchange agent will send a letter of transmittal and instructions for surrendering certificates or book-entry shares in exchange for the merger consideration, any cash in lieu of fractional shares of Columbia (as described below), and any dividends or distributions to which a holder may be entitled (as described below), to each holder of record of certificates or book-entry shares which, immediately prior to the completion of the first merger, represented Pacific Continental common shares, whose shares were converted into the right to receive the merger consideration.

If a certificate for Pacific Continental common shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction and, if requested by the exchange agent, the posting of a bond to indemnify the exchange agent against any claim that may be made against it with respect to such certificate.

Cash in Lieu of Fractional Shares

No fractional Columbia common shares will be issued upon the surrender of certificates or book-entry shares for exchange, and no dividend or distribution with respect to Columbia common shares will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Columbia. In lieu of the issuance of any such fractional share, Columbia will pay to each former shareholder of Pacific Continental who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Columbia average closing price for the determination period by (ii) the fraction of a share (after taking into account all shares of Pacific Continental common stock held by such holder at the effective time of the first merger and rounded to the nearest thousandth when expressed in decimal form) of Columbia common shares which such holder would otherwise be entitled to receive.

Dividends and Distributions

Until certificates or book-entry shares representing Pacific Continental common shares are surrendered for exchange, any dividends or other distributions with a record date after the effective time of the first merger with respect to Columbia common shares into which such Pacific Continental common shares may have been converted will not be paid. Following surrender of any such certificates or book-entry shares, the record holder thereof will be entitled to receive, without interest, any dividends or other distributions with a record date after the effective time of the first merger payable with respect to the whole number of Columbia common shares represented by such certificates or book-entry shares and paid prior to the surrender date, and at the appropriate payment date, the amount of dividends or other distributions payable with respect to Columbia common shares represented by such certificates or book-entry shares with a record date after the effective time of the first merger but before the surrender date and with a payment date after the issuance of Columbia common shares issuable with respect to such certificates or book-entry shares.

After the effective time of the first merger, there will be no transfers on the share transfer books of Pacific Continental of any Pacific Continental common shares. If certificates representing such shares are presented for transfer after the completion of the first merger, they will be cancelled and exchanged for the merger consideration into which the shares represented by that certificate have been converted.

Dissenting Shares

Under Oregon law, Pacific Continental shareholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them.

Regulatory Approvals Required for the Mergers

Each of Columbia and Pacific Continental has agreed to use its commercially reasonable efforts to obtain all regulatory approvals required to complete the mergers and the other transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve, the FDIC, the Oregon Department of Consumer and Business Services and the Washington State Department of Financial Institutions, among others. Columbia and Pacific Continental intend to submit applications and notifications to obtain the required regulatory approvals promptly.

Federal Deposit Insurance Corporation

The prior approval of the FDIC will be required under Section 18(c) of the Federal Deposit Insurance Act, which we refer to as the Bank Merger Act, to merge Pacific Continental Bank with and into Columbia Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) financial and managerial resources of the banks party to the bank merger, (3) the banks’ effectiveness in combating money-laundering activities and (4) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the United States banking or financial system. The FDIC also reviews the performance records of the relevant depository institutions under the Community Reinvestment Act of 1997, which we refer to as CRA, including their CRA ratings. In connection with its review under the Bank Merger Act, the FDIC will provide an opportunity for public comment on the application for the bank merger and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Transactions approved by the FDIC generally may not be completed until 30 days after the approval of the FDIC is received, during which time the Department of Justice, which we refer to as the DOJ, may challenge the transaction on antitrust grounds. With the approval of the FDIC and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the bank merger, the DOJ could analyze the bank merger’s effect on competition differently than the FDIC, and thus it is possible that the DOJ could reach a different conclusion than the FDIC does regarding the bank merger’s effects on competition. A determination by the DOJ not to object to the bank merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Federal Reserve Board

The transactions contemplated by the merger agreement are subject to approval by the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended, which we refer to as the BHC Act. Columbia will submit an application pursuant to the BHC Act and Regulation Y seeking the prior approval of the Federal Reserve for Columbia to acquire Pacific Continental. In considering the approval of transactions such as the mergers, the Federal Reserve is required by the BHC Act to review, with respect to the bank holding companies and the banks concerned: (1) the competitive impact of the transaction, (2) the financial condition and future prospects, including capital positions and managerial resources, (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the CRA, (4) the effectiveness of the companies’ and the depository institutions’ concerned in combating money laundering activities and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. In connection with such a review, the Federal Reserve will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate. The Federal Reserve may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

Additional Regulatory Approvals and Notices

The transactions contemplated by the merger agreement are also subject to approval by the Oregon Department of Consumer and Business Services and the Washington State Department of Financial Institutions, and notifications may be filed with various other regulatory agencies.

There can be no assurances that such approvals will be received on a timely basis, or as to the ability of Columbia and Pacific Continental to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurances that federal or state regulatory authorities will not attempt to challenge the mergers on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of such challenge. The parties’ obligations to complete the transactions contemplated by the merger agreement are subject to a number of conditions, including the receipt of all requisite regulatory approvals.

Accounting Treatment

In accordance with current accounting guidance, the mergers will be accounted for using the acquisition method. The result of this method is that the assets and liabilities of Columbia will be carried forward at their recorded amounts, Columbia’s historical operating results will be unchanged for the prior periods being reported on and the assets and liabilities of Pacific Continental will be adjusted to fair value at the date of the mergers. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash plus the number of Columbia common shares to be issued to former Pacific Continental shareholders at fair value, exceeds the fair value of the net assets acquired, including identifiable intangible assets, from Pacific Continental at the date of the mergers, that amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but, in general, will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the acquisition method of accounting results in the operating results of Pacific Continental being included in the operating results of Columbia beginning from the date of completion of the mergers.

Public Trading Markets

Columbia common shares are listed on Nasdaq under the symbol “COLB.” Pacific Continental common shares are listed on Nasdaq under the symbol “PCBK.” Upon completion of the first merger, Pacific Continental common shares will be delisted from Nasdaq and thereafter will be deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The Columbia common shares issued in the first merger will be listed on Nasdaq.

Resale of Columbia Common Shares

All Columbia common shares received by Pacific Continental shareholders in the first merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for Columbia common shares received by any such holder who becomes an “affiliate” of Columbia after completion of the first merger. This document does not cover resales of Columbia common shares received by any person upon completion of the first merger, and no person is authorized to make any use of this document in connection with any resale.

Background of the Mergers

From time to time, the board of directors of Pacific Continental assesses the economic, regulatory and competitive conditions in which Pacific Continental operates as well as its long-term business strategy and objectives. During recent years, Pacific Continental’s board of directors has reviewed and assessed strategic opportunities and challenges and has considered various strategic options potentially available to Pacific Continental, all with the goal of enhancing Pacific Continental’s strategic capabilities and increasing value for Pacific Continental’s shareholders. Columbia’s management and board of directors also regularly review the financial services industry environment, including the trend towards consolidation in the industry, and periodically discuss ways in which to enhance Columbia’s competitive position, including through the acquisition of other financial institutions.

During the past two years, the Pacific Continental board of directors has held strategic planning sessions during which representatives of Davidson have provided the Pacific Continental board of directors with an overview of the banking environment, updated the Pacific Continental board of directors on the bank equity market conditions and participated in discussions with the Pacific Continental board of directors regarding various strategic transactions. During these strategic planning sessions, the Pacific Continental board of directors has maintained an interest in remaining independent, but with an understanding of its fiduciary responsibilities to its shareholders and with a mind to the overall goal of enhancing the franchise value for Pacific Continental’s shareholders.

Members of executive management, and less often members of the Pacific Continental board of directors, informally meet CEOs, board members and executives of other banking institutions while attending investor conferences sponsored by investment banking companies, the Washington and Oregon Bankers Associations and others, and on other occasions. Such meetings are typically brief and involve discussions of current industry issues, but can include questions as to interest in pursuing more formalized discussions on possible business combinations. During various of these conferences in 2015, Melanie Dressel, the Chief Executive Officer of Columbia, and Roger Busse, the Chief Executive Officer of Pacific Continental, met informally. These meetings generally related to industry issues relevant to both institutions, including developments and trends in the Pacific Northwest banking industry.

On June 17, 2015, Mr. Busse and Ms. Dressel met in Seattle, Washington and held informal discussions concerning the potential benefits of a combination of the two companies for each company’s shareholders, customers and employees. Mr. Busse indicated that he would inform the Pacific Continental board of directors of the discussion, and Ms. Dressel and Mr. Busse agreed to stay in touch on the topic. On October 20, 2015, Mr. Busse and Ms. Dressel met again to discuss the possibility of a potential combination of Pacific Continental and Columbia, and they agreed that the next step would be for the Chairman of each company’s board to meet and discuss.

On or around February 3, 2016, Ms. Dressel and Mr. Busse spoke by telephone. Ms. Dressel suggested to Mr. Busse that the respective Chairmen of Pacific Continental and Columbia meet in Seattle or Portland, at an offsite location, to discuss the strategies of the two banks. On February 16, 2016, Mr. Busse advised the Executive Committee of the Pacific Continental board of directors of this informal discussion with Ms. Dressel and Columbia’s interest in a meeting between the Columbia board of director’s Chairman, Bill Weyerhaeuser, and the Pacific Continental board of director’s Chairman, Bob Ballin. Mr. Ballin agreed to the meeting, but, in light of discussions underway between Pacific Continental and several potential acquisition targets, including Foundation Bank, the Pacific Continental Executive Committee decided that the meeting should be put off. Mr. Busse communicated this to Ms. Dressel, and, at Mr. Ballin’s request, agreed to meet with Ms. Dressel sooner to gather information on specific topics of mutual interest and to schedule a possible date for a meeting between Messrs. Ballin and Weyerhaeuser.

On March 8, 2016, at a banking conference, Ms. Dressel and Mr. Busse met briefly to discuss the date for the meeting between Messrs. Ballin and Weyerhaeuser. It was determined that the meeting would be held in May 2016.

On March 23, 2016, the Columbia M&A Committee met to discuss, among other things, aspects of the model for a potential business combination with Pacific Continental. The Columbia M&A Committee reported its discussions to the full board of directors at a board meeting held later that same day.

On May 24, 2016, Mr. Ballin and Mr. Weyerhaeuser met at a restaurant at the Portland, Oregon airport. Topics discussed during this meeting included Columbia’s interest in acquiring Pacific Continental and the strategic rationale for such a combination, as well as Columbia’s interest in expanding the discussion to a more formal process by executing a non-disclosure agreement allowing for due diligence to further ascertain the merits of a potential combination and the potential price and pricing structure. Mr. Ballin advised Mr. Weyerhaeuser that, at that time, Pacific Continental intended to remain independent and complete the acquisition and integration of Foundation Bank in Bellevue, Washington, which had been announced on April 26, 2016. Both agreed to stay in touch as progress on the Foundation Bank acquisition continued.

On May 25, 2016, representatives of KBW met with the Columbia M&A Committee to discuss a potential combination of Columbia and Pacific Continental and next steps in connection with a possible transaction. The M&A Committee then provided an update to Columbia’s board of directors at a board meeting held later that same day.

On June 8, 2016, Mr. Ballin updated the Executive Committee as to his meeting with Mr. Weyerhaeuser, and Columbia’s interest in a potential transaction with Pacific Continental and in entering into a non-disclosure agreement to conduct due diligence and ascertain potential pricing for a transaction. The Executive Committee considered the request, but expressed concern as to timing and the demands on senior management’s time, given the pending Foundation Bank transaction and integration work in process. At this meeting, Mr. Busse also outlined the status of discussions currently underway with four other banks that were potential acquisition targets of Pacific Continental. The Executive Committee determined to refer Columbia’s interest in a potential transaction to the full Pacific Continental board of directors for consideration at its next regularly scheduled board meeting.

On June 13, 2016, Mr. Busse spoke by telephone with representatives of Davidson and Pillsbury Winthrop Shaw Pittman LLP, Pacific Continental’s corporate legal counsel, which we refer to as Pillsbury, to advise them of Columbia’s interest in a potential transaction with Pacific Continental and to request their participation at the Pacific Continental board of directors meeting scheduled for July 19, 2016, when the matter would be discussed.

At its meeting on June 14, 2016, the Pacific Continental board of directors was advised of the growing interest of Columbia in a potential transaction with Pacific Continental. After discussion, Mr. Busse was instructed to continue informal discussions with Ms. Dressel. Mr. Busse agreed to arrange a follow-up meeting with Ms. Dressel later in June 2016, with the goal to prepare for a thorough discussion of Columbia’s interest in a transaction with Pacific Continental and its strategic rationale at the Pacific Continental board of director’s meeting scheduled for July 19, 2016.

On June 20, 2016, Pacific Continental announced it was planning to raise $35 million in subordinated debt to help fund future acquisitions, including its pending acquisition of Foundation Bank. The Columbia board of directors was kept apprised and continued to evaluate Pacific Continental’s debt offering and its pending acquisition of Foundation Bank in executive sessions in June, July and August 2016.

On June 28, 2016, Ms. Dressel and Mr. Busse spoke by telephone. Mr. Busse indicated to Ms. Dressel that further discussions were not materially beneficial without a general idea of potential valuation and synergies, and that Pacific Continental was still focused on its acquisition and growth strategies. Ms. Dressel indicated that only a non-disclosure agreement would allow for the exchange of information that would provide sufficient detail to enable potential valuation estimates. Mr. Busse and Ms. Dressel discussed next steps. Mr. Busse indicated to Ms. Dressel that, at the request of the Pacific Continental board of directors and the Executive Committee, representatives of Davidson would be making a presentation on the potential synergies and value to shareholders at the Pacific Continental board of directors’ next meeting. Following the Pacific Continental board of director’s review of this information, which would include metrics on Pacific Continental remaining independent, and assuming continued positive progress on the Foundation Bank acquisition and integration process, it would evaluate the merits of entering into a non-disclosure agreement with Columbia.

On July 19, 2016, the Pacific Continental board of directors held a meeting, also attended by representatives of Davidson and Pillsbury, to discuss the state of the bank equity market, the acquisition landscape and potential bank acquisition candidates. At this meeting, the Pacific Continental board of directors also discussed the interest expressed by Columbia in a potential business combination and the synergies, rationale and financial metrics associated with the possible transaction. Following a thorough discussion of the risks and benefits of a potential transaction with Columbia, as well as the strategic and financial benefits and risks of Pacific Continental remaining independent, the Pacific Continental board of directors authorized senior management to negotiate and enter into a mutual non-disclosure agreement with Columbia to facilitate the exchange of information.

In order to facilitate further transaction discussions, on July 27, 2016, Pacific Continental and Columbia entered into a mutual non-disclosure agreement. An initial due diligence request list was provided to Pacific Continental on July 28, 2016, and an electronic data room was established on or around August 8, 2016; the parties commenced their respective diligence, which continued until the transaction was publicly announced on January 9, 2017.

On August 2, 2016, while attending a community banking investor conference in New York City, Mr. Busse and Ms. Dressel met to outline a theoretical agenda for a comprehensive due diligence meeting scheduled to be held the following week, on August 11, 2016, in the Seattle area.

On August 11, 2016, members of executive management of each of Pacific Continental and Columbia, together with representatives of Davidson and KBW, met at the Sea-Tac Conference Center to discuss the respective companies’ financial results, business models, credit processes, niche segments, management/cultural strengths and growth outlook, as well as potential integration of the two banks if a business combination were to occur, and a possible transaction timeline. An additional due diligence request list was provided by Columbia.

From early August 2016 through January 9, 2017, Pacific Continental and Columbia engaged in a thorough mutual due diligence process. In furtherance of these diligence efforts, each party conducted a review of the other’s loan and investment portfolios, reviewed the other’s funding and liquidity policies and deposit accounts and conducted interviews with members of the other party’s executive management team. Throughout this time, Columbia’s and Pacific Continental’s executive management teams and members of Pacific Continental’s Executive Committee and Columbia’s M&A Committee separately convened for periodic meetings regarding the potential transaction and the status of the diligence process. In addition, at various times starting in June 2016 through January 9, 2017, Davidson and KBW held discussions regarding potential valuation and synergies on behalf of Pacific Continental and Columbia, respectively.

On August 12, 2016, Mr. Busse provided an update to the Pacific Continental board of directors regarding the August 11, 2016 meeting between executive management of the two companies and the progress of due diligence to date.

On August 17, 2016, Pacific Continental formally engaged Davidson on an exclusive basis to render financial advisory and investment banking services to Pacific Continental in connection with the possible sale of the company.

On August 24, 2016, the Columbia M&A Committee met to discuss Columbia’s plans for Pacific Continental executives following a potential transaction, Pacific Continental’s business and the drafting of a non-binding letter of interest.

On September 2, 2016, the Executive Committee met with Mr. Busse to discuss the exchange of information between Pacific Continental and Columbia. Representatives of Davidson attended the meeting by telephone to discuss the results of diligence to date and its discussions with KBW regarding potential valuation and synergies. Also in attendance, by teleconference, was a representative of Pillsbury. Mr. Busse had been told by Ms. Dressel that, based on their due diligence to date, Columbia would be sending Pacific Continental a non-binding letter of interest soon. Mr. Busse recommended that the Executive Committee meet on September 9, 2016, to receive a presentation on any proposal received. The Executive Committee agreed, and a special meeting of the Executive Committee was scheduled for that date.

On September 8, 2016, the Columbia board of directors held a special meeting to discuss the proposed non-binding letter of interest. Following discussion, Ms. Dressel sent the non-binding letter of interest to Pacific Continental. The letter of interest proposed a strategic merger between the two companies, the terms of which provided for Pacific Continental shareholders to receive, in exchange for their Pacific Continental common shares, 90% Columbia common shares and 10% cash, or approximately 13,070,871 Columbia common shares and a fixed cash component of approximately $47.4 million. Based on Columbia’s closing price per share on September 6, 2016, of $32.66, the transaction would have resulted in total consideration of $484.4 million, or $21.00 per Pacific Continental common share. This fixed share structure, with an implied exchange ratio of 0.5787, represented a 25.4% market premium over Pacific Continental’s closing price on September 6, 2016, of $16.75. The non-binding letter of interest also proposed that one current community-based director of Pacific Continental be nominated for appointment to the Columbia board of directors effective upon the closing of the transaction.

The Executive Committee of the Pacific Continental board of directors met the next day, on September 9, 2016, to discuss the non-binding letter of interest received from Columbia. Also present were members of executive management of Pacific Continental. Participating by telephone were representatives of Davidson, who outlined the proposed terms of the non-binding letter of interest, and a representative of Pillsbury. Davidson outlined the financial metrics of the proposed offer and the potential value to shareholders of a combination with Columbia. The Executive Committee discussed the specific terms of the non-binding letter of interest, and, in particular, the pricing structure, potential price protection mechanisms, market reaction, board representation, as well as impacts on Pacific Continental’s employees and communities and Pacific Continental’s anticipated results on a stand-alone basis. The Executive Committee also considered Columbia’s franchise value and potential synergies with Pacific Continental. After further discussion, the Executive Committee determined to refer the non-binding letter of interest to the full Pacific Continental board of directors for review and consideration at its meeting on September 20, 2016. Davidson was asked to prepare a presentation modeling the transaction pricing and structure and analyzing recent deal metrics for comparison, and to clarify certain terms of the non-binding letter of interest with KBW prior to the September 20, 2016, meeting of the Pacific Continental board of directors. Mr. Busse stated that, at that meeting, senior management would provide Pacific Continental’s 2017-19 financial outlook and anticipated financial results as an independent organization for comparative purposes. The Executive Committee also unanimously agreed to invite Ms. Dressel to address the Pacific Continental board of directors at its September 20, 2016, meeting.

On September 20, 2016, the Pacific Continental board of directors met to discuss the non-binding letter of interest received from Columbia. Davidson attended the meeting, and participating by telephone were representatives of Pillsbury. Mr. Busse presented management’s three-year financial outlook and anticipated financial results as an independent bank. The Pillsbury representative made a presentation to the Pacific Continental board of directors regarding the fiduciary duties of directors in connection with a business combination. Davidson outlined the terms offered by Columbia, price modeling and valuation, using a discounted valuation for comparative purposes. After thorough discussion, Mr. Busse invited Ms. Dressel to join the meeting, and she made a formal presentation to the Pacific Continental board of directors regarding Columbia and answered various questions from directors. After Ms. Dressel was excused, the Pacific Continental board of directors then further discussed the terms of the non-binding letter of interest. Mr. Busse voluntarily stepped out of the room for a portion of the meeting to allow full discussion by all of the independent directors. Mr. Busse was invited back into the full meeting for final discussion and voting. The Pacific Continental board of directors discussed the specific terms of the non-binding letter of interest, and, in particular, pricing and potential price protection, the potential impacts on Pacific Continental’s employees and communities, severance and benefits, proposed deal protection terms, anticipated market reaction, board representation and expectations regarding Pacific Continental’s anticipated results on a stand-alone basis. Following lengthy discussions and analysis of the transaction, the Pacific Continental board of directors, by majority vote, determined that it was in the best interests of Pacific Continental and its shareholders to proceed with negotiations and further diligence regarding the proposed merger, subject to the further negotiation of the non-binding letter of interest by Mr. Busse with the assistance of legal counsel and Davidson, and the possible improvement in certain of the offered terms, including the price per share, price protection, deal protection terms and severance benefits for affected employees.

On or around September 21, 2016, Pacific Continental revised the non-binding letter of interest to reflect their proposed changes, including a revision to the proposed fixed share structure such that each Pacific Continental common share would receive 0.5919 of a Columbia common share and $2.15 per share in cash, or $21.50 per share (based on Columbia’s closing price on September 20, 2016 of $32.69). In addition, the mark-up proposed a price protection mechanism in the form of a collar, additional severance benefits for affected employees of Pacific Continental, a second Columbia board of directors seat, a reduced termination fee and clarification regarding certain closing conditions. This draft was circulated to the Executive Committee on September 21, 2016, and discussed at a meeting of the Executive Committee held on September 22, 2016, at which representatives of Davidson and Pillsbury participated by teleconference. A revised non-binding letter of interest was sent by Davidson to KBW on September 22, 2016, as instructed by the Pacific Continental Executive Committee.

On September 24, 2016, a further revised non-binding letter of interest was received by Davidson from KBW. While accepting many of the changes proposed by Pacific Continental on September 22, 2016, including a compromise on severance benefits and a reduction in the termination fee, this revised draft of the non-binding letter of interest provided that Pacific Continental shareholders would receive 0.5787 of a Columbia common share and $2.10 per share in cash for each Pacific Continental common share outstanding. In the aggregate, this translated into Pacific Continental shareholders receiving approximately 13,070,871 Columbia common shares, plus a fixed cash component in the amount of approximately $47.4 million. Columbia also proposed a cap on the exchange ratio if Columbia’s average share price reached $37.56, and a termination right if Columbia’s average share price fell below $26.94, with a Pacific Continental right to reinstate with an exchange ratio of 0.5962 and $2.10 per share in cash for each Pacific Continental common share outstanding. This offer represented a market premium of 29.1% over Pacific Continental’s closing price on September 23, 2016, of $16.44.

On September 26, 2016, the Executive Committee met to discuss the revised non-binding letter of interest received from Columbia. Participating by telephone were representatives of Davidson and Pillsbury. On the basis of discussions among members of executive management, Executive Committee members and representatives of Davidson and Pillsbury, Pacific Continental proposed further changes to the non-binding letter of interest, including, among other matters, further clarification regarding the collar mechanism. This revised non-binding letter of interest was sent by Davidson to KBW on September 26, 2016.

Later that same day, on September 26, 2016, a further revised non-binding letter of interest was received by Davidson from KBW. This further revised non-binding letter of interest proposed that Columbia and Pacific Continental should each have the right to terminate the transaction if Columbia’s average share price were to fall below $26.13 (subject to Pacific Continental’s right to reinstate at an exchange ratio of 0.5787 and $3.05 per share in cash).

Also on September 26, 2016, the Columbia M&A Committee and the Columbia board of directors met and were provided with updates regarding the discussions with Pacific Continental.

On September 28, 2016, the Executive Committee met to discuss the latest draft of the non-binding letter of interest. Representatives of Davidson and Pillsbury attended this meeting by teleconference. After extensive discussion of the specific terms of the non-binding letter of interest, and, in particular, the adjustments to the price protection mechanism, and an updated presentation from Davidson regarding the financial metrics of the proposed transaction, the Executive Committee determined that it would be in best interests of Pacific Continental and its shareholders to enter into the non-binding letter of interest with Columbia. In reaching this determination, the Executive Committee considered the significant market premium implied by Columbia’s offer and the strength of Columbia’s market presence, its financial condition and its good standing with regulators. The Executive Committee unanimously approved the execution of the non-binding letter of interest received from Columbia and instructed senior management and Pacific Continental’s advisors to proceed with further diligence, evaluations and negotiations with respect to the proposed strategic transaction.

On September 29, 2016, Mr. Busse executed the non-binding letter of interest and returned it to Columbia, and a detailed reverse due diligence request list was sent to KBW by Davidson.

During October and November 2016, representatives of Pacific Continental, Pillsbury, Columbia, Sullivan & Cromwell LLP, Columbia’s corporate legal counsel, which we refer to as Sullivan & Cromwell, and other third party advisors conducted due diligence with respect to each of Pacific Continental and Columbia, including in respect of credit matters, executive compensation matters, regulatory relationships and compliance, certain litigation matters and related developments and other general corporate matters. On October 26, 2016, the Columbia board of directors, during an executive session at a regularly scheduled meeting, was briefed with respect to the draft definitive agreement prepared by Sullivan & Cromwell and the due diligence that Columbia and its advisors had performed to date.

On October 27, 2016, Sullivan & Cromwell sent an initial draft of the merger agreement to Pillsbury. The details of this draft were discussed among senior management of Pacific Continental, Davidson and Pillsbury on October 31, 2016, and, on November 3, 2016, a draft of the merger agreement was sent to the Executive Committee for its review and discussion.

On November 4, 2016, a special Executive Committee meeting was held to discuss the draft merger agreement. Participating by telephone were representatives of Pillsbury and Davidson. Mr. Busse updated the Executive Committee on the status of discussions with Columbia, and Pacific Continental’s legal counsel outlined for the Executive Committee the material terms of the agreement, including structure, conditions to closing, operating covenants, employee benefits matters and timing. Following this meeting, on November 4, 2016, Pillsbury sent a mark-up of the merger agreement draft to Sullivan & Cromwell.

On November 7, 2016, a special meeting of the Pacific Continental board of directors was held to update the directors on the transaction and the status of diligence and reverse due diligence and to provide an overview of the merger agreement draft. Participating by telephone were representatives of Pillsbury and Davidson. Mr. Busse updated the Pacific Continental board of directors on the status of discussions with Columbia, and legal counsel outlined for the Pacific Continental board of directors the material terms of the agreement, including structure, conditions to closing, operating covenants, employee benefits matters, the parties’ respective representations and warranties and timing.

During the ensuing nine weeks, representatives of Pacific Continental and Columbia, with the assistance of their respective legal counsel and financial advisors, conducted negotiations regarding the terms of the merger agreement, holding a number of telephonic meetings to discuss the terms of the proposed transaction and to negotiate acceptable final transaction documents, including, without limitation, provisions relating to the scope of representations, warranties and covenants, the amount of termination fees and the circumstances under which they would be paid and the terms under which Pacific Continental would be permitted to respond to certain unsolicited alternative proposals. During the course of negotiations, the economic terms remained substantially consistent with the terms outlined in the executed non-binding letter of interest.

During this period, Pacific Continental’s executive management team, members of the Executive Committee and representatives of Pillsbury and Davidson convened on a regular basis to discuss the status of the due diligence process, plans for communications with Pacific Continental’s staff, customers, shareholders and regulators and negotiation of the transaction terms.

The Executive Committee was updated regularly at its meetings conducted on November 14 and December 7, 2016. The Pacific Continental board of directors was briefed on the status of the transaction and merger agreement negotiations on November 15, 2016.

On November 16, 2016, the Columbia board of directors was updated on the results of due diligence by Columbia management, including in respect of ongoing developments in certain Pacific Continental litigation, various contractual and employee matters, financial performance and others. At this meeting, the Columbia board of directors also discussed the anticipated next steps in the transaction.

On November 27, 2016, the exclusivity period provided for in the non-binding letter of interest expired. In light of the progress made in continuing negotiations, both Pacific Continental and Columbia verbally agreed to extend the exclusivity period to allow for continued negotiations of the definitive agreement and ancillary agreements and continued due diligence by each party, including with respect to ongoing developments in certain Pacific Continental litigation and potential resolutions of that litigation. An extension of the exclusivity period until December 15, 2016, was formally agreed to in writing by Pacific Continental and Columbia on November 30, 2016.

In the week that followed, representatives of Pacific Continental and Columbia, with the assistance of their respective legal counsel and financial advisors, continued to negotiate the terms of the merger agreement and ancillary agreements, with particular emphasis on certain benefits and severance matters.

On December 8, 2016, KBW contacted Davidson regarding a proposed alternative pricing structure for the transaction, which would provide for 100% stock consideration and an exchange ratio, fixed within the collar, of 0.6430. The exchange ratio was set based on Columbia’s common share price of $32.66 as of September 6, 2016 and Columbia’s first offer to Pacific Continental at that time of $21.00 per share. The collar was updated for the newly proposed structure. If Columbia’s average closing price were above $37.56, the exchange ratio would float if Columbia’s average closing price outperformed the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by 15 percentage points and would be set at $24.151 divided by Columbia’s average closing price. If Columbia’s average closing price were below $27.76 and if Columbia’s average closing price underperformed the average price of the KBW Index for the determination period, in each case measured from the price on the agreed upon date of September 6, 2016, by more than 15 percentage points, the price would fix at $17.850 and the “fill” could be made up of a higher exchange ratio or cash, at Columbia’s option. Below $26.13, there would still be a termination right for both sides, and, if Columbia chose to terminate, then Pacific Continental could have the transaction reinstated with an exchange ratio of 0.6430 plus $1.048 per share in cash. Based on the closing price of Columbia common shares as of December 14, 2016, of $43.43, this proposed change in the form of consideration increased the per share consideration payable to Pacific Continental shareholders from $27.23 to $27.93, representing an approximately $16.2 million aggregate increase in merger consideration payable. In light of the post-election increase in banking sector stocks, including the price of Columbia’s and Pacific Continental’s common shares, Columbia proposed that the transaction consideration be changed to 100% common shares. The reasons for this proposed change in the form of merger consideration were the resulting improvements in certain transaction metrics, including regulatory capital ratios. That same day, Mr. Busse and Ms. Dressel discussed this alternative pricing structure, as well as the potential impact on transaction timing.

During December 2016, the parties and their representatives continued to conduct due diligence with respect to each other, including Pacific Continental’s reverse due diligence with respect to Columbia’s regulatory relationships and compliance program and Columbia’s due diligence with respect to ongoing developments in

Pacific Continental litigation, as well as various integration and third party contractual matters. On December 9, 2016, the parties agreed to further extend the exclusivity period until January 10, 2017, in order to provide adequate time to complete these due diligence efforts as well as to monitor the developments with respect to the expected settlement of certain Pacific Continental litigation and to take into account the timing of related court approvals, and to allow further time to evaluate and consider the proposed change in pricing structure.

On December 14, 2016, the Columbia board of directors met to discuss, among other things, the progress of the transaction negotiations and due diligence and the proposal for the merger consideration to be 100% Columbia common shares.

On December 15, 2016, the Executive Committee met to discuss Columbia’s 100% common share proposal. Also present were members of executive management, and representatives of Davidson and Pillsbury. Davidson outlined the proposed change in the form of consideration and details of the collar mechanism. After extensive discussion regarding valuation multiples, the status and findings of reverse due diligence, anticipated year-end results of both companies and transaction timing, the Executive Committee agreed to recommend this change in the form of merger consideration for the Pacific Continental board of directors’ consideration at its next meeting.

On December 20, 2016, the Pacific Continental board of directors met in executive session to discuss the proposed change in the form of merger consideration, as well as other matters related to transaction progress. Also present were members of executive management, and representatives of Davidson and Pillsbury. Davidson outlined the proposed change in the form of consideration and the reasons underlying the proposed change. Based on December 14, 2016 closing prices, the change to 100% stock consideration increased the per share consideration payable to Pacific Continental shareholders from $27.23 per share under the previous 90% stock / 10% cash structure to $27.93 per share. Davidson then summarized recent bank merger transactions and metrics and noted that the proposed transaction represented the highest price/tangible book value bank transaction announced since 2007 for a bank with assets of $1.0 billion or greater. The directors then discussed the proposed change in the form of consideration, the factors driving the increases in bank stocks, the potential for fluctuation in the value of the consideration between signing and closing and the assumptions used in Davidson’s analysis. Following further discussion regarding the merits of the proposed change in form of merger consideration, the Pacific Continental board of directors approved the change in the merger consideration.

Over the course of the ensuing weeks, representatives of Pacific Continental and Columbia, with the assistance of their respective legal counsel and financial advisors, continued to negotiate the terms of the merger agreement and ancillary agreements. Pacific Continental and Columbia also continued their due diligence efforts.

On January 7, 2017, the engagement letter between Davidson and Pacific Continental was revised to clarify that the aggregate compensation payable to Davidson thereunder upon closing of a transaction shall in no event cause Pacific Continental’s transaction expenses to exceed the $14.5 million threshold provided for in the merger agreement.

On January 9, 2017, a special meeting of the Pacific Continental board of directors was held. Representatives of Davidson and Pillsbury also participated. Davidson and Pillsbury outlined the extensive negotiations that had taken place and explained the merger consideration to be received by the Pacific Continental shareholders. The Pacific Continental board of directors discussed the fact that, given the appreciation in Columbia’s share price, the fixed exchange ratio of 0.6430 would result in per share consideration for Pacific Continental shareholders of $28.50, based on Columbia’s closing price on January 6, 2017 of $44.33, and the performance of Columbia’s share price within the 15% collar. The closing price of Pacific Continental common shares on the last business day before this meeting, January 6, 2017, was $20.95 per share. At this meeting, Davidson reviewed the financial aspects of the proposed transactions and rendered to the Pacific Continental board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Davidson, as set forth in its opinion, the exchange ratio in the proposed mergers was fair, from a financial point of view, to the holders of Pacific Continental common shares. Pillsbury then reviewed with the directors their fiduciary duties under applicable law to Pacific Continental’s shareholders, as well as terms of the merger agreement and the related voting and non-competition agreements to be entered into in connection therewith, copies of each of which had been delivered to the directors in advance of the meeting. The Pacific Continental board of directors then engaged in a discussion of the terms of the agreements and the representatives of Pillsbury and Davidson answered their questions. After extensive discussion, and taking into account the factors described below in greater detail, the Pacific Continental board of directors adopted resolutions approving the merger agreement and transactions contemplated thereby.

Also on January 9, 2017, a special meeting of the Columbia board of directors was held. Representatives of KBW and Sullivan & Cromwell also participated. KBW and Sullivan & Cromwell summarized the extensive negotiations that had taken place and reviewed the merger consideration to be received by the Pacific Continental shareholders. The Columbia board of directors discussed the fixed exchange ratio of 0.6430 that would result in per share consideration for Pacific Continental shareholders of $28.50, based on Columbia’s closing price on January 6, 2017 of $44.33, and the performance of Columbia’s share price within the 15% collar. At this meeting, KBW reviewed the financial aspects of the proposed transaction and rendered to the Columbia board of directors an oral opinion (later confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed first merger was fair, from a financial point of view, to Columbia. Sullivan & Cromwell then reviewed with the Columbia directors their fiduciary duties under applicable law. Following this review, Sullivan & Cromwell outlined for the directors the terms of the merger agreement and the related voting agreements to be entered into in connection therewith, copies of each of which had been delivered to the directors in advance of the meeting. The Columbia board of directors then engaged in a discussion of the terms of the agreements and the representatives of Sullivan & Cromwell and KBW answered their various questions. After extensive discussion and taking into account the factors described below in greater detail, the Columbia board of directors adopted resolutions approving the merger agreement and transactions contemplated thereby.

Following the Pacific Continental and Columbia boards of directors meetings, the terms of the merger agreement and related agreements were finalized, and the agreements were executed and delivered and the transaction announced on the evening of January 9, 2017, in a press release jointly issued by Pacific Continental and Columbia. Based on a $43.31 per share closing price of Columbia common shares on January 9, 2017, the aggregate consideration for Pacific Continental was approximately $644.1 million, or $27.85 per share.

Recommendations of the Columbia Board of Directors and Reasons for the Mergers

In reaching its decision to adopt and approve the merger agreement and recommend that Columbia shareholders approve the Columbia share issuance proposal, the Columbia board of directors evaluated the mergers in consultation with Columbia’s management, as well as Columbia’s legal and financial advisors, and considered a number of factors, including:

•	its knowledge of Columbia’s business, operations, financial condition, asset quality, earnings and prospects, and of Pacific Continental’s business, operations, financial condition, asset quality, earnings and prospects, taking into account the presentations made by Pacific Continental officers, the results of Columbia’s due diligence review of Pacific Continental and information provided by Pacific Continental’s financial advisor;

•	its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions and the interest rate environment, continued consolidation, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing nationwide and global competition, the current environment for community banks, particularly in the Northwest, and current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity and strategic options, and the historical market prices of Pacific Continental common shares;

•	its belief that combining the two companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its strong market share in Oregon, Washington, and the Northwest;

•	the complementary aspects of Pacific Continental’s and Columbia’s businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ management and operating styles;

•	its understanding of Pacific Continental’s commitment to enhancing the strategic position of the combined company in the Northwest;

•	the potential expense-saving and revenue-enhancing opportunities in connection with the mergers and the related potential impact on the combined company’s earnings;

•	Columbia’s successful operating and acquisition track record, specifically Columbia’s history of efficiently closing and integrating acquisitions, and Columbia’s board of directors’ belief that the combined enterprise would benefit from Columbia’s ability to take advantage of economies of scale and grow in the current economic environment, making Pacific Continental an attractive partner for Columbia;

•	its assessment of the likelihood that the mergers would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the mergers;

•	the financial presentation, dated January 9, 2017, of KBW to the Columbia board of directors and the opinion, dated January 9, 2017, of KBW to the Columbia board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Columbia of the exchange ratio in the proposed first merger, as more fully described below under “Opinion of Columbia’s Financial Advisor;”

•	the structure of the mergers and the terms of the merger agreement, including the fact that Pacific Continental shareholders would receive Columbia common shares except in the limited circumstances that a per share cash amount may be included in the merger consideration, the no-solicitation and shareholder approval covenants and the termination fee provisions;

•	the expectation that the first merger and the subsequent merger taken together as a single integrated transaction would qualify as a “reorganization” for U.S. federal income tax purposes;

•	the regulatory and other approvals required in connection with the mergers and the likelihood that such approvals would be received in a timely manner and without unacceptable conditions; and

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the mergers.

The foregoing discussion of the factors considered by the Columbia board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Columbia board of directors. In reaching its decision to adopt and approve the merger agreement, and the other transactions contemplated by the merger agreement, the Columbia board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Columbia board of directors considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Columbia board of directors determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Columbia and its shareholders, and approved and adopted the merger agreement. The Columbia board of directors recommends that the Columbia shareholders vote “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal.

Recommendations of the Pacific Continental Board of Directors and Reasons for the Mergers

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Pacific Continental board of directors evaluated the merger agreement in consultation with executive management, as well as its legal counsel and financial advisor, and considered numerous factors, including the following:

•	information with respect to Pacific Continental’s business, earnings, operations, financial condition, asset quality and prospects, and information with respect to Columbia’s business, earnings, operations, financial condition, asset quality and prospects, taking into account the presentations made by Pacific Continental’s officers, the results of Pacific Continental’s due diligence review of Columbia and information provided by Pacific Continental’s financial advisor;

•	its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions and the interest rate environment, continued consolidation, the uncertainties in the regulatory climate for financial institutions, increased operating costs resulting from regulatory initiatives and compliance mandates, including increasing capital requirements, increasing competition, the current environment for community banks, particularly in the Northwest, and current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity and strategic options and the historical market prices of Pacific Continental common shares;

•	its belief that combining the two companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its existing market position in the Northwest;

•	the complementary aspects of Pacific Continental’s and Columbia’s businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ cultures and management and operating styles;

•	the fact that the merger consideration consists entirely of Columbia common shares, except in the limited circumstances that a per share cash amount may be included in the merger consideration, giving former Pacific Continental shareholders the opportunity to participate as Columbia shareholders in the benefits of the combination and the future performance of the combined company generally;

•	the potential expense-saving and revenue-enhancing opportunities in connection with the mergers and the related potential impact on the combined company’s earnings;

•	Columbia’s successful track record, including, among other things, with respect to the integration of acquisitions;

•	its assessment of the likelihood that the mergers would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the mergers;

•	the fact that the Pacific Continental board of directors is permitted to change its recommendation that the Pacific Continental shareholders approve the merger agreement in certain circumstances;

•	the expectation that the first merger and the subsequent merger taken together as a single integrated transaction would qualify as a “reorganization” for U.S. federal income tax purposes;

•	the Pacific Continental board of directors’ belief that the merger consideration exceeds Pacific Continental’s likely value in the absence of a merger, including its potential for future growth, which belief was based on a number of factors, including:

•	the risks and uncertainties associated with maintaining Pacific Continental’s performance as a stand-alone company; and

•	the Pacific Continental board of directors’ analysis of other strategic alternatives available to Pacific Continental;

•	the greater market capitalization and anticipated trading liquidity of Columbia common shares after the transaction in the event Pacific Continental shareholders desire to sell the Columbia common shares to be received by them upon completion of the mergers;

•	the financial analyses presented by Davidson to the Pacific Continental board of directors and the opinion, dated January 9, 2017, delivered by Davidson to the Pacific Continental board of directors to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of Pacific Continental common shares, as more fully described below under “—Opinion of Pacific Continental’s Financial Advisor”;

•	the terms of the merger agreement, including the exchange ratio, price protection mechanisms, deal protection and termination fee provisions, conditions to closing and the restrictions on the conduct of the business of both companies between the date of the merger agreement and the effective date of the mergers, which it reviewed with its outside legal and financial advisors, which terms are described more fully under “The Merger Agreement”;

•	the need to obtain approval by shareholders of Pacific Continental and Columbia, as well as regulatory approvals, in order to complete the transaction and the risk that those or other conditions will not be satisfied;

•	the risks associated with the operations of the combined company including the challenges both of integrating Pacific Continental’s business, operations and employees with those of Columbia and of achieving the anticipated cost savings;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the mergers; and

•	the fact that some of the directors and officers of Pacific Continental have interests in the mergers and have arrangements that are different from or in addition to those of Pacific Continental shareholders generally.

The foregoing discussion of the factors considered by the Pacific Continental board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Pacific Continental board of directors. In reaching its decision to adopt and approve the merger agreement, and the other transactions contemplated by the merger agreement, the Pacific Continental board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Pacific Continental board of directors considered all these factors as a whole, including discussions with, and questioning of, Pacific Continental’s management and its financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The Pacific Continental board of directors also relied on the experience of Davidson, its financial advisor, for analyses of the financial terms of the mergers and for its opinion as to the fairness from a financial point of view, of the exchange ratio to the shareholders of Pacific Continental.

For the reasons set forth above, the Pacific Continental board of directors determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Pacific Continental and its shareholders, and approved and adopted the merger agreement. The Pacific Continental board of directors recommends that the Pacific Continental shareholders vote “FOR” the merger proposal, “FOR” the merger-related named executive officer compensation proposal, and “FOR” the Pacific Continental adjournment proposal.

Opinion of Columbia’s Financial Advisor

Columbia engaged KBW to render financial advisory and investment banking services to Columbia, including an opinion to the Columbia board of directors as to the fairness, from a financial point of view, to Columbia of the exchange ratio in the proposed first merger. Columbia selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the mergers. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Columbia board of directors held on January 9, 2017, at which the Columbia board of directors evaluated the proposed mergers. At this meeting, KBW reviewed the financial aspects of the proposed mergers and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed first merger was fair, from a financial point of view, to Columbia. The Columbia board of directors approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix D to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Columbia board of directors (in its capacity as such) in connection with its consideration of the financial terms of the mergers. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the first merger to Columbia. It did not address the underlying business decision of Columbia to engage in the mergers or enter into the merger agreement or constitute a recommendation to the Columbia board of directors in connection with the mergers, and it does not constitute a recommendation to any holder of Columbia common shares or any shareholder of any other entity as to how to vote in connection with the mergers or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the mergers or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Columbia and Pacific Continental and bearing upon the mergers, including, among other things:

•	a draft of the merger agreement, dated January 4, 2017 (the most recent draft then made available to KBW);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015, of Columbia;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016, and September 30, 2016, of Columbia;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015, of Pacific Continental;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016, and September 30, 2016, of Pacific Continental;

•	certain regulatory filings of Columbia and Pacific Continental and their respective subsidiaries, including the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2015, and the quarters ended March 31, 2016, June 30, 2016, and September 30, 2016;

•	certain other interim reports and other communications of Columbia and Pacific Continental to their respective shareholders; and

•	other financial information concerning the respective businesses and operations of Columbia and Pacific Continental furnished to KBW by Columbia and Pacific Continental or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Columbia and Pacific Continental;

•	the assets and liabilities of Columbia and Pacific Continental;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Columbia and Pacific Continental with similar information for certain other companies, the securities of which were publicly traded;

•	publicly-available consensus “street estimates” of Pacific Continental, as well as assumed Pacific Continental long term growth rates provided to KBW by Columbia management, all of which information was discussed with KBW by such management and used and relied upon by KBW, based on such discussions, at the direction of Columbia management and with the consent of the Columbia board of directors;

•	publicly-available consensus “street estimates” of Columbia, as well as assumed Columbia long term growth rates provided to KBW by Columbia management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Columbia board of directors; and

•	estimates regarding certain pro forma financial effects of the mergers on Columbia (including without limitation the cost savings and related expenses expected to result or be derived from the mergers) that were prepared by Columbia management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Columbia board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by managements of Columbia and Pacific Continental regarding the past and current business operations, regulatory relations, financial condition and future prospects of each of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Columbia as to the reasonableness and achievability of the publicly available consensus “street estimates” of Columbia and Pacific Continental (and the assumed long-term growth rates of Columbia and Pacific Continental) referred to above that were provided to or otherwise discussed with KBW by such management, and that in each case KBW was directed by such management to use. KBW further relied upon such management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the mergers on Columbia (including, without limitation, the cost savings and related expenses expected to result or be derived from the mergers) referred to above. KBW assumed, at the direction of Columbia, that all of the foregoing information was reasonably prepared on bases reflecting, or in the case of the Columbia and Pacific Continental publicly available “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Columbia management, and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. The financial and operating forecasts, projections and estimates of Pacific Continental that KBW was directed by Columbia management to use reflected differences from the forecasts, projections and estimates that were prepared by Pacific Continental and provided to Columbia. Accordingly, with the consent of Columbia, in rendering its opinion, KBW’s reliance upon Columbia management as to the reasonableness and achievability of such information included reliance upon the judgments and assessments of Columbia and Columbia management with respect to such differences.

It is understood that the portion of the foregoing financial information of Columbia and Pacific Continental that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Columbia and Pacific Continental referred to above that KBW was directed to use, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Columbia and Pacific Continental and with the consent of the Columbia board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion, and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Columbia or Pacific Continental since the date of the last financial statements of each such entity that were made available to KBW and that KBW was directed to use. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses, and KBW assumed, without independent verification and with Columbia’s consent, that the aggregate allowances for loan and lease losses for each of Columbia and Pacific Continental are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Columbia or Pacific Continental, the collateral securing any of such assets or liabilities or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Columbia or Pacific Continental under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy. With respect to any litigation to which Pacific Continental is or has been a party, KBW relied upon the assessments of Columbia’s management and counsel as to all matters relating to such litigation and have assumed, without verification, that there will be no developments that would be material to KBW’s analyses.

KBW assumed, in all respects material to its analyses:

•	the mergers (including the bank merger) and any related transactions would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the latest draft version of the merger agreement that had been reviewed by KBW) with no adjustments to the exchange ratio and with no other consideration or payments in respect of the Pacific Continental common shares;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the mergers (including the bank merger) or any related transactions and that all conditions to the completion of the mergers (including the bank merger) and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•	in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the mergers (including the bank merger) and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Columbia, Pacific Continental or the pro forma entity or the contemplated benefits of the mergers, including the cost savings and related expenses expected to result or be derived from the mergers.

KBW assumed that the mergers would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Columbia that Columbia relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Columbia, Merger Sub, Pacific Continental, the mergers (including the bank merger) and any related transaction) and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the first merger to Columbia. KBW expressed no view or opinion as to any other terms or aspects of the mergers (including the bank merger) or any term or aspect of any related transaction, including without limitation, the form or structure of the mergers (including the bank merger) or any related transaction, any consequences of the mergers to Columbia, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the mergers, any related transaction or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Columbia to engage in the mergers or enter into the merger agreement;

•	the relative merits of the mergers as compared to any strategic alternatives that are, have been or may be available to or contemplated by Columbia or the Columbia board of directors;

•	any business, operational or other plans with respect to Pacific Continental or the pro forma entity that may be currently contemplated by Columbia or the Columbia board of directors or that may be made by Columbia or the Columbia board of directors subsequent to the closing of the mergers;

•	the fairness of the amount or nature of any compensation to any of Columbia’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Columbia common shares or relative to the exchange ratio;

•	the effect of the mergers (including the bank merger) or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Columbia, Pacific Continental or any other party to any transaction contemplated by the merger agreement;

•	any adjustment (as provided in the merger agreement) to the exchange ratio assumed for purposes of KBW’s opinion;

•

any payment of cash consideration in respect of the Pacific Continental common shares (as provided in the merger agreement) in the event certain conditions as further described in the merger agreement are met, including without limitation, in the event the respective conditions in connection therewith are so met, any election by Columbia to pay cash consideration in lieu of an adjustment to the exchange ratio and any election by Pacific Continental to receive cash consideration;

•	whether Columbia has sufficient cash, available lines of credit or other sources of funds to enable it to pay any cash consideration in respect of the Pacific Continental common shares (if applicable);

•	the actual value of Columbia common shares to be issued in connection with the first merger;

•	the prices, trading range or volume at which Columbia common shares or Pacific Continental common shares will trade following the public announcement of the mergers or the prices, trading range or volume at which Columbia common shares will trade following the consummation of the mergers;

•	any advice or opinions provided by any other advisor to any of the parties to the mergers or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Columbia, Pacific Continental, Merger Sub, any of their respective shareholders, or relating to or arising out of or as a consequence of the mergers (including the bank merger) or any other related transaction, including whether or not the first merger and the subsequent merger taken together would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Columbia and Pacific Continental. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Columbia board of directors in making its determination to approve the merger agreement and the mergers. Consequently, the analyses described below should not be viewed as determinative of the decision of the Columbia board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the first merger were determined through negotiation between Columbia and Pacific Continental and the decision to enter into the merger agreement was solely that of the Columbia board of directors.

The following is a summary of the material financial analyses presented by KBW to the Columbia board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Columbia board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed mergers of $659.4 million, or $28.50 per outstanding Pacific Continental common share, based on the 0.6430x exchange ratio in the proposed first merger and the closing price of Columbia common shares on

January 6, 2017. In addition to the financial analyses described below, KBW reviewed with the Columbia board of directors for informational purposes, among other things, the implied transaction multiple for the proposed mergers of 31.3x Pacific Continental’s estimated 2016 earnings per share, which we refer to as EPS, taken from consensus “street estimates” of Pacific Continental, based on the implied transaction value for the proposed mergers of $28.50 per outstanding Pacific Continental common share.

Columbia Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Columbia to 13 major exchange-traded banks and bank holding companies (referred to as the Columbia selected companies) headquartered in the Western Region (Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming) with total assets between $5.0 billion and $25.0 billion. Merger targets, savings banks/thrifts, ethnic-focused banks and banks with negative earnings for the most recent completed quarter were excluded from the Columbia selected companies.

The Columbia selected companies were as follows:

Umpqua Holdings Corporation	Banner Corporation
PacWest Bancorp	Glacier Bancorp, Inc.
First Hawaiian, Inc. Western Alliance Bancorporation	First Interstate BancSystem, Inc. CVB Financial Corp.
Bank of Hawaii Corporation Washington Federal, Inc. Banc of California, Inc.	Central Pacific Financial Corp. Westamerica Bancorporation

To perform this analysis, KBW used profitability data and other financial information for, as of, or, in the case of latest 12 months, which we refer to as LTM, information, through the most recently completed quarter, which we refer to as MRQ, ended September 30, 2016, and market price information as of January 6, 2017. KBW also used 2017 and 2018 EPS estimates taken from consensus “street estimates” for Columbia and the Columbia selected companies. Where consolidated holding company level financial data for the Columbia selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Columbia’s historical financial statements, or the data prepared by D.A. Davidson presented under the section “The Mergers—Opinion of Pacific Continental’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Columbia and the Columbia selected companies:

		Columbia Selected Companies
	Columbia	Average	Median
MRQ Core Return on Average Assets (1)	1.14%	1.25%	1.10%
MRQ Core Return on Average Equity (1)	8.48%	10.77%	9.54%
MRQ Core Return on Average Tangible Common Equity (1)	12.41%	14.29%	13.17%
MRQ Net Interest Margin	4.13%	3.63%	3.32%
MRQ Fee Income / Revenue Ratio (2)	20.9%	22.7%	26.0%
MRQ Noninterest Expense / Average Assets	2.83%	2.38%	2.20%
MRQ Efficiency Ratio	60.0%	54.2%	55.8%

(1)	Core Income excludes extraordinary items, non-recurring items, gains/losses on sale of securities, reversal in DTA valuation allowance and release in ALLL.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Columbia and the Columbia selected companies:

		Columbia Selected Companies
	Columbia	Average	Median
Tangible Common Equity / Tangible Assets	9.50%	9.47%	9.28%
Total Capital Ratio	12.41%	15.23%	14.87%
Loans / Deposits	77.7%	76.1%	76.1%
Loan Loss Reserve / Gross Loans	1.12%	1.29%	1.18%
Nonperforming Assets / Total Assets	0.40%	0.76%	0.50%
Nonperforming Assets / Loans + OREO	0.62%	1.23%	0.96%
Net Charge-offs / Average Loans	0.07%	0.01%	0.04%

In addition, KBW’s analysis showed the following concerning the market performance of Columbia and the Columbia selected companies.

			Columbia Selected Companies
	Columbia		Average		Median
One-Year Stock Price Change (1)	40.3%		37.3%		39.6%
One-Year Total Return (1)	45.1%		40.4%		42.8%
Stock Price Change Since 12/31/2015 (1)	36.4%		33.2%		34.5%
Three-Month Average Daily Traded Volume	281,434		611,276		362,451
Stock Price / Book Value per Share	2.02	x	2.01	x	1.91	x
Stock Price / Tangible Book Value per Share	2.95	x	2.55	x	2.71	x
Stock Price / LTM EPS	25.5	x	21.0	x	21.2	x
Stock Price / 2017e EPS	22.3	x	19.2	x	19.3	x
Stock Price / 2018e EPS	20.5	x	17.5	x	17.5	x
Dividend Yield	3.5%		2.2%		2.2%
LTM Dividend Payout	86.2%		47.5%		49.9%

(1)	Excluding one of the selected companies, which announced its IPO on July 8, 2016.

Note: Market data as of 1/06/2017.

No company used as a comparison in the above selected companies analysis is identical to Columbia. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Pacific Continental Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Pacific Continental to 16 major exchange-traded banks and bank holding companies (referred to as the Pacific Continental selected companies) headquartered in the Western Region with total assets between $1.0 billion and $5.0 billion. Merger targets, savings banks/thrifts, ethnic-focused banks and banks with negative earnings for the most recent completed quarter were excluded from the Pacific Continental selected companies.

The Pacific Continental selected companies were as follows:

National Bank Holdings Corporation	Heritage Commerce Corp
TriCo Bancshares	Bank of Marin Bancorp
Heritage Financial Corporation Pacific Premier Bancorp, Inc.	Sierra Bancorp People’s Utah Bancorp
First Foundation Inc. CoBiz Financial Inc. Guaranty Bancorp CU Bancorp	Northrim BanCorp, Inc. Central Valley Community Bancorp Bank of Commerce Holdings First Financial Northwest, Inc.

To perform this analysis, KBW used profitability data and other financial information for, as of, or, in the case of LTM information, through the most recently completed quarter ended September 30, 2016, and market price information as of January 6, 2017. KBW also used 2017 and 2018 EPS estimates taken from consensus “street estimates” for Pacific Continental and 15 of the Pacific Continental selected companies for which consensus “street estimates” were available. Where consolidated holding company level financial data for the Pacific Continental selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Pacific Continental’s historical financial statements, or the data prepared by D.A. Davidson presented under the section “The Mergers—Opinion of Pacific Continental’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Pacific Continental and the Pacific Continental selected companies:

		Pacific Continental Selected Companies
	Pacific Continental	Average	Median
MRQ Core Return on Average Assets (1)	1.09%	1.03%	1.00%
MRQ Core Return on Average Equity (1)	9.84%	9.20%	9.15%
MRQ Core Return on Average Tangible Common Equity (1)	12.92%	10.47%	10.78%
MRQ Net Interest Margin	4.22%	3.93%	3.94%
MRQ Fee Income / Revenue Ratio (2)	7.8%	18.9%	18.6%
MRQ Noninterest Expense / Average Assets	2.23%	2.88%	2.85%
MRQ Efficiency Ratio	60.2%	62.9%	60.8%

(1)	Core Income excludes extraordinary items, non-recurring items, gains/losses on sale of securities, reversal in DTA valuation allowance and release in ALLL.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Pacific Continental and the Pacific Continental selected companies:

		Pacific Continental Selected Companies
	Pacific Continental	Average	Median
Tangible Common Equity / Tangible Assets	8.34%	9.94%	9.58%
Total Capital Ratio	12.55%	14.78%	14.37%
Loans / Deposits	83.5%	82.9%	79.2%
Loan Loss Reserve / Gross Loans	1.14%	1.16%	1.18%
Nonperforming Assets / Total Assets	1.17%	0.96%	0.88%
Nonperforming Assets / Loans + OREO	1.63%	1.38%	1.26%
Net Charge-offs / Average Loans	(0.01%)	0.09%	(0.01%)

In addition, KBW’s analysis showed the following concerning the market performance of Pacific Continental and, to the extent publicly available, the Pacific Continental selected companies (excluding the impact of the LTM EPS multiples of two of the Pacific Continental selected companies, which multiples were not considered to be meaningful because they were greater than 30.0x):

			Pacific Continental Selected Companies
	Pacific Continental		Average		Median
One-Year Stock Price Change	40.4%		40.6%		41.1%
One-Year Total Return	43.4%		42.4%		42.0%
Stock Price Change Since 12/31/2015	40.8%		38.6%		37.0%
Three-Month Average Daily Traded Volume	83,683		94,604		62,039
Stock Price / Book Value per Share	1.71	x	1.74	x	1.68	x
Stock Price / Tangible Book Value per Share	2.30	x	1.99	x	1.87	x
Stock Price / LTM EPS	22.8	x	21.0	x	21.3	x
Stock Price / 2017e EPS	15.9	x	18.5	x	18.4	x
Stock Price / 2018e EPS	14.5	x	16.3	x	16.6	x
Dividend Yield	2.1%		1.3%		1.2%
LTM Dividend Payout	47.8%		27.6%		32.9%

Note: Market data as of 1/06/2017

No company used as a comparison in the above selected companies analysis is identical to Pacific Continental. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis

KBW reviewed publicly available information related to 19 selected U.S. bank transactions announced since December 31, 2014, with major exchange-traded buyers and announced deal values between $250 million and $1 billion. Transactions with non-bank buyers, transactions where the target was a thrift, mergers of equals, transactions with no reported deal value as defined by SNL Financial, and terminated transactions were excluded from the selected transactions. The selected transactions were as follows:

Acquiror	Acquired Company
Simmons First National Corporation	Southwest Bancorp, Inc.
Pacific Premier Bancorp, Inc.	Heritage Oaks Bancorp
Independent Bank Group, Inc.	Carlile Bancshares, Inc.
First Interstate BancSystem, Inc.	Cascade Bancorp

Community Bank System, Inc.

United Bankshares, Inc.

Cathay General Bancorp

First Midwest Bancorp, Inc.

People’s United Financial, Inc.

South State Corporation

Capital Bank Financial Corp.

MB Financial, Inc.

United Bankshares, Inc.

Bank of the Ozarks, Inc.

Bank of the Ozarks, Inc.

Yadkin Financial Corporation

F.N.B. Corporation

Western Alliance Bancorporation

PacWest Bancorp

Merchants Bancshares, Inc.

Cardinal Financial Corporation

SinoPac Bancorp

Standard Bancshares, Inc.

Suffolk Bancorp

Southeastern Bank Financial Corporation

CommunityOne Bancorp

American Chartered Bancorp, Inc.

Bank of Georgetown

C1 Financial, Inc.

Community & Southern Holdings, Inc.

NewBridge Bancorp

Metro Bancorp, Inc.

Bridge Capital Holdings

Square 1 Financial, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements and, to the extent publicly available, next year EPS consensus “street estimates” prior to the announcement of the respective transaction:

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income);

•	Price per common share to Core LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by Core LTM net income) in the 13 selected transactions in which Core LTM EPS or Core LTM net income for the acquired company was publicly available;

•	Price per common share to next year estimated EPS of the acquired company in the 12 selected transactions in which consensus “street estimates” for the acquired company were then available;

•	Price per common share to book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total common equity);

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Transaction value as a percentage of deposits of the acquired company; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the 12 selected transactions in which the acquired company was publicly traded as a premium/discount to the closing price of the acquired company one day prior to the announcement of the acquisition and one month prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium and one-month market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed mergers based on the implied transaction value for the proposed mergers of $659.4 million, or $28.50 per outstanding Pacific Continental common share, and using historical financial information for Pacific Continental as of or for the 12 months ended September 30, 2016, and 2017 EPS consensus “street estimates” for Pacific Continental.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for three of the selected transactions, which multiples were not considered to be meaningful because they were greater than 35.0x):

	Columbia/Pacific Continental		Selected Transactions
	$28.50 Per Share		Low		25th Percentile		Average		Median		75th Percentile		High
Price / LTM EPS	31.0	x	2.1	x	18.6	x	21.2	x	22.0	x	25.4	x	31.7	x
Price / LTM Core EPS	27.8	x	2.1	x	19.4	x	21.6	x	21.3	x	25.0	x	33.4	x
Price / Next Year EPS	21.7	x	16.4	x	17.1	x	19.3	x	18.0	x	20.6	x	25.8	x
Price / Book Value	2.33	x	1.15	x	1.58	x	1.84	x	1.87	x	2.05	x	2.62	x
Price / Tangible Book Value	3.13	x	1.26	x	1.87	x	1.98	x	2.03	x	2.19	x	2.63	x
Price / Deposits	29.8%		16.9%		21.0%		24.7%		23.1%		28.1%		35.3%
Core Deposit Premium	21.8%		5.2%		11.3%		13.9%		13.5%		18.3%		20.5%
One-Day Market Premium	34.8%		(0.7%)		5.5%		20.8%		22.0%		33.5%		44.2%
One-Month Market Premium	43.6%		6.6%		21.6%		28.0%		28.5%		36.5%		43.3%

No company or transaction used as a comparison in the above selected transactions analysis is identical to Pacific Continental or the proposed mergers. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis

KBW analyzed the relative standalone contribution of Columbia and Pacific Continental to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Columbia and Pacific Continental as of September 30, 2016, (ii) year-to-date income statement data for Columbia and Pacific Continental for the nine months ended September 30, 2016, and (iii) estimated earnings data for Columbia and Pacific Continental taken from consensus “street estimates” for Columbia and Pacific Continental. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Columbia and Pacific Continental shareholders in the combined company based on the 0.6430x exchange ratio in the proposed first merger:

	Columbia as a % of Total	Pacific Continental as a % of Total
Ownership
100% stock	80.0%	20.0%
Balance Sheet
Total Assets	79.1%	20.9%
Gross Loans	77.6%	22.4%
Deposits	78.8%	21.2%
Tangible Common Equity (1)	81.0%	19.0%
Income Statement
YTD 2016 Core Net Income to Common (2)	83.8%	16.2%
Q4 2016e Net Income to Common (3)	82.3%	17.7%
2017e Net Income to Common (3)	79.1%	20.9%
2018e Net Income to Common (3)	78.8%	21.2%

(1)	Columbia tangible common equity assumes conversion of convertible preferred equity.
(2)	Core net income to common excludes non-recurring items, gains/losses on sale of securities, amortization of intangibles and goodwill impairment.
(3)	Q4 2016e, 2017e and 2018e net income to common per consensus street estimates.

Pro Forma Financial Impact Analysis

KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Columbia and Pacific Continental. Using closing balance sheet estimates as of June 30, 2017, for Columbia and Pacific Continental provided by Columbia management, EPS consensus “street estimates” for Columbia and Pacific Continental, assumed long-term growth rates for Columbia and Pacific Continental provided by Columbia management and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the mergers, and certain accounting adjustments assumed with respect thereto) provided by Columbia management, KBW analyzed the estimated financial impact of the mergers on certain projected financial results. This analysis indicated that the mergers could be accretive to Columbia’s second half 2017, 2018 and 2019 estimated EPS (assuming the impact of one-time, merger-related charges at closing and no additional impact to earnings of one-time, merger-related charges) and dilutive to Columbia’s estimated tangible book value per share as of June 30, 2017. Furthermore, the analysis indicated that, pro forma for the mergers, Columbia’s tangible common equity to tangible assets ratio, Common Equity Tier 1 Ratio, Leverage Ratio and Total Risk-Based Capital Ratio could be lower as of June 30, 2017. For all of the above analysis, the actual results achieved by Columbia following the mergers may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis

KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Pacific Continental, taking into account the cost savings and related expenses expected to result from the mergers as well as certain accounting adjustments assumed with respect thereto. In this analysis, KBW used EPS consensus “street estimates” of Pacific Continental through 2018, assumed Pacific Continental long term growth rates provided by Columbia management and estimated cost savings and related expenses and accounting adjustments provided by Columbia management. KBW assumed discount rates ranging from 8.0% to 12.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Pacific Continental could generate over the 4.5-year period from second half 2017 through 2021, and (ii) the present value of Pacific Continental’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments. In calculating the terminal value of Pacific Continental at the end of 2021, KBW applied a range of 15.0x to 19.0x on estimated 2022 earnings. This discounted cash flow analysis resulted in a range of implied values per Pacific Continental common share, taking into account the cost savings and related expenses expected to result from the mergers as well as certain accounting adjustments assumed with respect thereto, of $27.28 per share to $39.07 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Pacific Continental.

Miscellaneous

KBW acted as financial advisor to Columbia in connection with the proposed mergers and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its and their broker-dealer businesses, and further to certain existing sales and trading relationships between Columbia and certain KBW affiliates, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Columbia and Pacific Continental, and as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Columbia or Pacific Continental for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Columbia agreed to pay KBW a cash fee of $2.75 million in the aggregate, $250,000 of which became payable with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the mergers. Columbia also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the past two years, KBW from time to time provided other investment banking assistance to Columbia, for which KBW did not enter into any engagement agreement or receive compensation. Prior to the past two years, KBW acted as financial advisor to Columbia in connection with its November 2014 acquisition of Intermountain Community Bancorp and received compensation for such services. In the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to Pacific Continental. KBW may in the future provide investment banking and financial advisory services to Columbia or Pacific Continental and receive compensation for such services.

Opinion of Pacific Continental’s Financial Advisor

On August 17, 2016, Pacific Continental entered into an engagement agreement with Davidson to render financial advisory and investment banking services to Pacific Continental. As part of its engagement, Davidson agreed to assist Pacific Continental in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Pacific Continental and another corporation or business entity. Davidson also agreed to provide Pacific Continental’s board of directors with an opinion as to the fairness, from a financial point of view, to Pacific Continental shareholders of the exchange ratio to be paid to the holders of Pacific Continental common shares in the first merger. Pacific Continental engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the mergers and is familiar with Pacific Continental and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On January 9, 2017, Pacific Continental’s board of directors held a meeting to evaluate the proposed mergers. At this meeting, Davidson reviewed the financial aspects of the proposed mergers and rendered an opinion to Pacific Continental’s board of directors that, as such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the exchange ratio to be paid to the holders of Pacific Continental common shares was fair, from a financial point of view, to the holders of Pacific Continental common shares in the first merger.

The full text of Davidson’s written opinion, dated January 9, 2017, is attached as Appendix E to this joint proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Pacific Continental shareholders are urged to read the opinion in its entirety.

Davidson’s opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to Pacific Continental’s board of directors and addresses only the fairness, from a financial point of view, to Pacific Continental shareholders of the exchange ratio to be paid to the holders of Pacific Continental common shares in the first merger. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of Pacific Continental to engage in or proceed with the mergers, (ii) the relative merits or effect of the mergers as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by Pacific Continental or by Pacific Continental’s board of directors or (iii) any legal, regulatory, accounting, tax or similar matters relating to Pacific Continental, its shareholders or relating to or arising out of the mergers. The opinion expresses no view or opinion as to any terms or other aspects of the mergers. Pacific Continental and Columbia determined the exchange ratio through the negotiation process. The opinion does not constitute a recommendation to any Pacific Continental shareholder as to how such shareholder should vote at the Pacific Continental special meeting on the merger proposal or any related matter. The opinion does not express any view as to the fairness of the amount or nature of the compensation to any of Pacific Continental’s or Columbia’s officers, directors or employees, or any class of such persons, relative to the exchange ratio. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Davidson has reviewed the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part and consented to the inclusion of its opinion to Pacific Continental’s board of directors as Appendix E to this joint proxy statement/prospectus and to the references to Davidson and its opinion contained herein. A copy of the consent of Davidson is attached as Exhibit 99.6 to the registration statement on Form S-4.

In connection with rendering its opinion, Davidson reviewed, analyzed and relied upon material bearing upon the mergers and the financial and operating condition of Pacific Continental and Columbia and the mergers, including among other things, the following:

•	a draft of the merger agreement, dated January 4, 2017;

•	certain financial statements and other historical financial and business information about Columbia and Pacific Continental made available to us from published sources and/or from the internal records of Columbia and Pacific Continental that we deemed relevant;

•	certain publicly available analyst earnings estimates for Columbia for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Columbia and Pacific Continental;

•	certain publicly available analyst earnings estimates for Pacific Continental for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Pacific Continental;

•	the current market environment generally and the banking environment in particular;

•	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

•	the market and trading characteristics of public companies and public bank holding companies in particular;

•	the relative contributions of Columbia and Pacific Continental to the combined company;

•	the pro forma financial impact of the mergers, taking into consideration the amounts and timing of the transaction costs and cost savings;

•	the net present value of Pacific Continental with consideration of projected financial results;

•	the net present value of Columbia with consideration of projected financial results; and

•	such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of Columbia and Pacific Continental concerning the business, financial condition, results of operations and prospects of Columbia and Pacific Continental.

In arriving at its opinion, Davidson has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Davidson, discussed with or reviewed by or for Davidson, or publicly available, and Davidson has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Pacific Continental or Columbia, nor did Davidson make an independent appraisal or analysis of Pacific Continental or Columbia with respect to the mergers. In addition, Davidson has not assumed any obligation to conduct, nor has Davidson conducted any physical inspection of the properties or facilities of Pacific Continental or Columbia. Davidson has further relied on the assurances of management of Pacific Continental and Columbia that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Davidson did not make an independent evaluation or appraisal of the specific assets or liabilities including the amount of any fair value adjustments per FASB 141(R). Davidson did not make an independent evaluation of the adequacy of the allowance for loan losses of Pacific Continental or Columbia nor has Davidson reviewed any individual credit files relating to Pacific Continental or Columbia. Davidson has assumed that the respective allowances for loan losses for both Pacific Continental and Columbia are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson has assumed that there has been no material change in Pacific Continental’s or Columbia’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Davidson. Davidson has assumed in all respects material to its analysis that Pacific Continental and Columbia will remain as going concerns for all periods relevant to its analysis. Davidson has also assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Davidson has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the mergers, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the mergers. Davidson’s opinion is necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to Pacific Continental’s board of directors.

Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of January 6, 2017, the last trading day prior to the date on which Davidson delivered the fairness opinion letter to Pacific Continental’s board of directors, and is not necessarily indicative of market conditions after such date.

Summary of Proposal

Davidson reviewed the financial terms of the proposed transaction. As described in the merger agreement, each outstanding Pacific Continental common share will be converted into 0.6430 of a Columbia common share at closing, subject to certain adjustments. The terms and conditions of the mergers are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of Columbia common shares on January 6, 2017, of $44.33, the exchange ratio represented a value of $28.50 per Pacific Continental common share. Based upon financial information as of or for the twelve month period ended September 30, 2016, Davidson calculated the following transaction ratios:

Transaction Ratios
	Aggregate		Per Share
Transaction Price / Most Recent Quarter Net Income, Annualized	34.0	x	31.0	x
Transaction Price / Last Twelve Months Net Income	35.7	x	31.0	x
Transaction Price / Most Recent Quarter Operating Income, Annualized (1)	27.5	x	24.6	x
Transaction Price / Last Twelve Months Operating Income (1)	31.6	x	27.4	x
Transaction Price / Last Twelve Months Net Income (2016E) (2)	34.9	x	31.3	x
Transaction Price / Last Twelve Months Net Income (2017E) (2)	22.1	x	21.8	x
Transaction Price / Last Twelve Months Net Income (2018E) (2)	19.9	x	19.7	x
Transaction Price / Book Value	238.4%		233.2%
Transaction Price / Tangible Book Value	320.3%		313.3%
Tangible Book Premium / Core Deposits (3)	22.1%		—
Transaction Price / Pacific Continental’s closing price as of 1/6/2017 (4)			36.1%
Transaction Price / Pacific Continental’s 20-day average price as of 1/6/2017 (5)			33.9%

(1)	Operating income for Pacific Continental on an annualized basis, adjusted to exclude merger-related expenses on an after-tax basis.
(2)	Net income based on average FactSet Research Systems, Inc., which we refer to as FactSet, consensus estimates.
(3)	Tangible book premium/core deposits calculated by dividing the excess or deficit of the aggregate transaction value compared to tangible book value by core deposits.

(4)	Based on Pacific Continental’s closing price as of 1/6/2017 of $20.95.

(5)	Based on Pacific Continental’s 20-day average price as of 1/6/2017 of $21.28.

Common Share Trading History of Pacific Continental and Columbia

Davidson reviewed the history of the reported trading prices and volume of Pacific Continental and Columbia common shares and the relationship between the movements in the prices of Pacific Continental and Columbia common shares to movements in certain stock indices, including the Standard & Poor’s 500 Index, the SNL Bank Index and the KBW Index.

One Year Stock Performance
	Beginning Index Value on 1/6/2016	Ending Index Value on 1/6/2017
Standard & Poor’s 500 Index	100.0%	114.4%
SNL Bank Index	100.0%	129.7%
KBW Index	100.0%	140.6%
Columbia	100.0%	140.3%
Pacific Continental	100.0%	140.4%

Three Year Stock Performance
	Beginning Index Value on 1/6/2014	Ending Index Value on 1/6/2017
Standard & Poor’s 500 Index	100.0%	124.6%
SNL Bank Index	100.0%	134.6%
KBW Index	100.0%	143.8%
Columbia	100.0%	164.3%
Pacific Continental	100.0%	133.6%

Contribution Analysis

Davidson analyzed the relative contribution of Pacific Continental and Columbia to certain financial and operating metrics for the pro forma combined company. Such financial and operating metrics included: (i) market capitalization as of January 6, 2017; (ii) annualized net income for the preceding three months ended September 30, 2016; (iii) net income for the preceding twelve months ended September 30, 2016; (iv) annualized operating income for the preceding three months ended September 30, 2016; (v) operating income for the preceding twelve months ended September 30, 2016; (vi) estimates for Pacific Continental net income in 2016, 2017 and 2018 based on average FactSet consensus estimates, as discussed and confirmed by Pacific Continental management and estimates for Columbia net income in 2016, 2017 and 2018 based on average FactSet consensus estimates, as discussed with and confirmed by Pacific Continental management; (vii) total assets; (viii) total cash; (ix) total investment securities; (x) gross loans; (xi) loan loss reserve; (xii) total deposits; (xiii) total non-interest bearing demand deposits; (xiv) non-maturity deposits; and (xv) tangible common equity.

The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed mergers. The results of this analysis are summarized in the table below:

Contribution Analysis
	Columbia Stand-alone	Columbia % of Total	Pacific Continental Stand-alone	Pacific Continental % of Total
Market Capitalization
Current Market Capitalization (in thousands)	$2,573,011	84.5%	$473,546	15.5%
Income Statement—Historical
MRQ, Annualized Net Income (in thousands) (1)	$109,936	85.0%	$19,404	15.0%
LTM Net Income (in thousands) (2)	$100,888	84.5%	$18,444	15.5%
MRQ, Annualized Operating Income (in thousands) (3)	$109,936	82.1%	$24,000	17.9%
LTM Operating Income (in thousands) (4)	$103,688	83.2%	$20,878	16.8%
Income Statement—Projections
2016 Est. Net Income (in thousands) (5)	$102,555	84.5%	$18,878	15.5%
2017 Est. Net Income (in thousands) (5)	$114,816	79.4%	$29,784	20.6%
2018 Est. Net Income (in thousands) (5)	$127,118	79.4%	$33,045	20.6%
Balance Sheet
Total Assets (in thousands)	$9,566,154	79.0%	$2,539,060	21.0%
Total Cash (in thousands)	$192,064	64.2%	$107,172	35.8%
Total Investment Securities (in thousands)	$2,328,392	82.8%	$482,408	17.2%
Gross Loans Incl. Loans HFS (in thousands)	$6,263,118	77.6%	$1,806,736	22.4%
Loan Loss Reserve (in thousands)	$70,264	77.4%	$20,531	22.6%
Total Deposits (in thousands)	$8,057,816	78.8%	$2,162,633	21.2%
Non-Interest Bearing Demand Deposits (in thousands)	$3,942,434	81.4%	$901,290	18.6%
Non-Maturity Deposits (in thousands)	$7,645,310	79.4%	$1,983,492	20.6%
Tangible Common Equity (in thousands)	$852,105	80.5%	$205,787	19.5%
Pro Forma Ownership
Merger Transaction (6)		80.0%		20.0%

Note: Pro forma contribution does not include any purchase accounting or mergers adjustments.

(1)	Net income for the preceding three months ending September 30, 2016, on an annualized basis.
(2)	Net income for the preceding twelve months ending September 30, 2016.
(3)	Operating income for the preceding three months ending September 30, 2016, on an annualized basis, adjusted to exclude merger-related expenses on an after-tax basis.
(4)	Operating income for the preceding twelve months ending September 30, 2016, adjusted to exclude merger-related expenses on an after-tax basis.
(5)	Net income based on average FactSet consensus estimates.
(6)	Pro forma ownership based on 0.6430x exchange ratio, without including dilutive impact from stock options from Columbia or Pacific Continental.

Comparable Companies Analysis for Pacific Continental

Davidson used publicly available information to compare selected financial and market trading information for Pacific Continental and a group of 15 financial institutions selected by Davidson which: (i) were banks with common stock listed on Nasdaq or the New York Stock Exchange; (ii) were headquartered in California,

Colorado or Washington; and (iii) had total assets between $2.0 billion and $8.0 billion. The 15 financial institutions were as follows:

Bank of Marin Bancorp CoBiz Financial Inc. CU Bancorp First Foundation Inc. Guaranty Bancorp Hanmi Financial Corporation Heritage Commerce Corp Heritage Financial Corporation	HomeStreet, Inc. National Bank Holdings Corporation Opus Bank Pacific Premier Bancorp, Inc. Preferred Bank TriCo Bancshares Westamerica Bancorporation

Does not reflect impact from pending acquisitions or acquisitions closed after January 6, 2017.

The analysis compared publicly available financial and market trading information for Pacific Continental and the data for the 15 financial institutions identified above as of and for the three-month period ended September 30, 2016. The table below compares the data for Pacific Continental and the data for the 15 financial institutions identified above, with pricing data as of January 6, 2017. The 2017 and 2018 EPS estimates used in the table below were based on average FactSet consensus earnings estimates for Pacific Continental and the 15 financial institutions identified above.

Financial Condition and Performance
		Comparable Companies
	Pacific Continental	Median	Average	Minimum	Maximum
Total Assets (in millions)	$2,539.1	$3,754.8	$4,086.6	$2,054.8	$7,709.2
Non-Performing Assets / Total Assets	0.90%	0.72%	0.62%	0.04%	1.20%
Tangible Common Equity Ratio	8.34%	8.99%	9.24%	7.68%	12.04%
Efficiency Ratio (Most Recent Quarter)	51.9%	57.1%	57.7%	36.7%	70.4%
Return on Average Tangible Common Equity (Most Recent Quarter)	10.63%	12.19%	11.74%	-1.42%	20.07%
Return on Average Assets (Most Recent Quarter)	0.90%	1.16%	1.07%	-0.16%	1.79%

Market Performance Multiples
			Comparable Companies
	Pacific Continental		Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$473.5		$736.6		$800.5		$415.5		$1,605.0
Price / LTM EPS	22.8	x	21.5	x	21.1	x	11.7	x	27.1	x
Price / 2017 Est. EPS (1)	16.0	x	18.3	x	18.9	x	11.4	x	27.9	x
Price / 2018 Est. EPS (1)	14.4	x	15.7	x	16.3	x	9.8	x	24.5	x
Price / Tangible Book Value Per Share	230.1%		211.3%		223.3%		137.7%		370.1%

(1)	EPS estimates based on average FactSet consensus earnings estimates.

Comparable Companies Analysis for Columbia

Davidson used publicly available information to compare selected financial and market trading information for Columbia and a group of 31 financial institutions selected by Davidson which: (i) were banks with common stock listed on Nasdaq or the New York Stock Exchange; (ii) were headquartered nationwide; and (iii) had assets of between $8.0 billion and $15.0 billion. These 31 financial institutions were as follows:

Banc of California, Inc.

BancorpSouth, Inc.

Banner Corporation

Cathay General Bancorp

Community Bank System, Inc.

Customers Bancorp, Inc.

CVB Financial Corp.

FCB Financial Holdings, Inc.

First Financial Bancorp.

First Interstate BancSystem, Inc.

First Midwest Bancorp, Inc.

Glacier Bancorp, Inc.

Great Western Bancorp, Inc.

Heartland Financial USA, Inc.

Hilltop Holdings Inc.

Home BancShares, Inc.

Hope Bancorp, Inc.

LegacyTexas Financial Group, Inc.

NBT Bancorp Inc.

Old National Bancorp

Pinnacle Financial Partners, Inc.

Renasant Corporation

Simmons First National Corporation

South State Corporation

Sterling Bancorp

Trustmark Corporation

Union Bankshares Corporation

United Bankshares, Inc.

United Community Banks, Inc.

Washington Federal, Inc.

WesBanco, Inc.

Does not reflect impact from pending acquisitions or acquisitions closed after January 6, 2017.

The analysis compared publicly available financial and market trading information for Columbia and the data for the 31 financial institutions identified above as of and for the three-month period ended September 30, 2016. The table below compares the data for Columbia and the data for the comparable companies, with pricing data as of January 6, 2017. The 2017 and 2018 EPS estimates used in the table below were based on average FactSet consensus earnings estimates for Columbia and the 31 financial institutions identified above.

Financial Condition and Performance
		Comparable Companies
	Columbia	Median	Average	Minimum	Maximum
Total Assets (in millions)	$9,586.8	$9,812.4	$10,683.4	$8,045.0	$14,888.1
Non-Performing Assets / Total Assets	0.40%	0.68%	0.79%	0.25%	2.17%
Tangible Common Equity Ratio	9.50%	8.73%	9.00%	5.79%	12.76%
Efficiency Ratio (Most Recent Quarter)	59.6%	56.7%	55.7%	36.4%	78.5%
Return on Average Tangible Common Equity (Most Recent Quarter)	12.82%	13.23%	13.56%	8.21%	20.13%
Return on Average Assets (Most Recent Quarter)	1.16%	1.15%	1.16%	0.80%	1.82%

Market Performance Multiples
			Comparable Companies
	Columbia		Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$2,573.0		$2,360.9		$2,334.8		$862.9		$3,886.9
Price / LTM EPS	25.5	x	21.0	x	21.1	x	9.8	x	27.9	x
Price / 2017 Est. EPS (1)	22.2	x	18.6	x	18.4	x	9.1	x	24.3	x
Price / 2018 Est. EPS (1)	20.1	x	16.3	x	16.5	x	8.3	x	22.5	x
Price / Tangible Book Value Per Share	294.8%		247.1%		250.7%		133.2%		432.4%

(1)	EPS estimates based on average FactSet consensus earnings estimates.

Precedent Transactions Analysis

Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Western U.S. Transactions,” (2) “Nationwide Transactions,” and (3) “Nationwide Stock Transactions.”

“Western U.S. Transactions,” included 10 transactions where:

•	the transaction involved banks and bank holding companies headquartered in the Western U.S.;

•	the transaction was announced between January 1, 2013 and January 6, 2017;

•	the selling company’s total assets were between $1.0 billion and $10.0 billion; and

•	the transaction was not a merger of equals.

“Nationwide Transactions” included 18 transactions where:

•	the transaction involved banks and bank holding companies headquartered nationwide;

•	the transaction was announced between January 1, 2016 and January 6, 2017;

•	the selling company’s total assets were between $1.0 billion and $10.0 billion; and

•	the transaction was not a merger of equals.

“Nationwide Stock Transactions” included 12 transactions where:

•	the transaction involved banks and bank holding companies headquartered nationwide;

•	the transaction was announced between January 1, 2016 and January 6, 2017;

•	the selling company’s total assets were between $1.0 billion and $10.0 billion;

•	the stock consideration was greater than 75.0% of the total merger consideration; and

•	the transaction was not a merger of equals.

The following tables set forth the transactions included in “Western U.S. Transactions,” “Nationwide Transactions,” and “Nationwide Stock Transactions,” and are sorted by announcement date:

Western U.S. Transactions

Announcement Date	Acquirer	Target
12/13/2016* 11/17/2016* 7/08/2016* 4/28/2016 3/09/2015 11/05/2014 10/23/2013 10/23/2013 9/11/2013 7/22/2013

Pacific Premier Bancorp, Inc.

First Interstate BancSystem, Inc.

Cathay General Bancorp

Mechanics Bank

Western Alliance Bancorporation

Banner Corporation

Cascade Bancorp

Heritage Financial Corporation

Umpqua Holdings Corporation

PacWest Bancorp

Heritage Oaks Bancorp

Cascade Bancorp

SinoPac Bancorp

California Republic Bancorp

Bridge Capital Holdings

Starbuck Bancshares, Inc.

Home Federal Bancorp, Inc.

Washington Banking Company

Sterling Financial Corporation

CapitalSource Inc.

*	Indicates the transaction was pending as of January 6, 2017.

Nationwide Transactions

Announcement Date	Acquirer	Target
12/14/2016* 12/14/2016* 12/13/2016* 11/21/2016* 11/17/2016* 10/24/2016* 10/24/2016* 8/18/2016* 7/21/2016* 7/08/2016* 6/28/2016* 6/27/2016 6/27/2016* 6/17/2016* 5/03/2016* 5/03/2016 4/28/2016 1/28/2016	Simmons First National Corporation

Veritex Holdings, Inc.

Pacific Premier Bancorp, Inc.

Independent Bank Group, Inc.

First Interstate BancSystem, Inc.

Access National Corporation

Community Bank System, Inc.

United Bankshares, Inc.

F.N.B. Corporation

Cathay General Bancorp

First Midwest Bancorp, Inc.

Berkshire Hills Bancorp, Inc.

People’s United Financial, Inc.

South State Corporation

Investors Bancorp, Inc.

WesBanco, Inc.

Mechanics Bank

Pinnacle Financial Partners, Inc.

Southwest Bancorp, Inc.

Sovereign Bancshares, Inc.

Heritage Oaks Bancorp

Carlile Bancshares, Inc.

Cascade Bancorp

Middleburg Financial Corporation

Merchants Bancshares, Inc.

Cardinal Financial Corporation

Yadkin Financial Corporation

SinoPac Bancorp

Standard Bancshares, Inc.

First Choice Bank

Suffolk Bancorp

Southeastern Bank Financial Corporation

Bank of Princeton

Your Community Bankshares, Inc.

California Republic Bancorp

Avenue Financial Holdings, Inc.

*	Indicates the transaction was pending as of January 6, 2017.

Nationwide Stock Transactions

Announcement Date	Acquirer	Target
12/14/2016* 12/13/2016* 11/21/2016* 10/24/2016* 8/18/2016* 7/21/2016* 6/28/2016* 6/27/2016 6/27/2016* 6/17/2016* 5/03/2016 1/28/2016	Simmons First National Corporation

Pacific Premier Bancorp, Inc.

Independent Bank Group, Inc.

Access National Corporation

United Bankshares, Inc.

F.N.B. Corporation

First Midwest Bancorp, Inc.

Berkshire Hills Bancorp, Inc.

People’s United Financial, Inc.

South State Corporation

WesBanco, Inc.

Pinnacle Financial Partners, Inc.

Southwest Bancorp, Inc.

Heritage Oaks Bancorp

Carlile Bancshares, Inc.

Middleburg Financial Corporation

Cardinal Financial Corporation

Yadkin Financial Corporation

Standard Bancshares, Inc.

First Choice Bank

Suffolk Bancorp

Southeastern Bank Financial Corporation

Your Community Bankshares, Inc.

Avenue Financial Holdings, Inc.

*	Indicates the transaction was pending as of January 6, 2017.

For each transaction referred to above, Davidson compared, among other things, the following implied ratios:

•	transaction price compared to EPS for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•	transaction price compared to tangible book value on a per share and aggregate basis, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•	transaction price per share compared to the closing stock price of the target company for the day prior to the announcement of the transaction; and

•	tangible book premium to core deposits based on the latest publicly available financial statements of the target company prior to the announcement of the transaction.

As illustrated in the following table, Davidson compared the proposed merger multiples to the multiples of the comparable transaction groups and other operating financial data where relevant. The table below sets forth the data for the comparable transaction groups as of the last twelve months ended prior to the transaction announcement and Pacific Continental data for the last three months ended September 30, 2016.

Financial Condition and Performance
		Western U.S.				Nationwide				Nationwide Stock
	Pacific Continental	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$2,539.1	$1,901.2	$3,509.5	$1,007.7	$9,939.6	$1,888.0	$2,241.0	$1,035.5	$7,455.2	$2,122.3	$2,514.8	$1,124.7	$7,455.2
Return on Average Assets (Last Twelve Months)	0.90%	0.84%	1.27%	0.15%	5.82%	0.79%	0.79%	0.18%	1.20%	0.86%	0.81%	0.18%	1.20%
Tangible Common Equity Ratio	8.34%	11.19%	12.59%	8.76%	21.13%	9.15%	9.66%	4.51%	21.13%	9.49%	9.11%	4.51%	11.70%
Efficiency Ratio (Last Twelve Months)	51.9%	69.2%	68.2%	42.9%	97.1%	65.8%	66.7%	54.3%	91.4%	65.6%	66.5%	54.3%	91.4%
Non-Performing Assets / Total Assets	0.90%	0.87%	1.09%	0.07%	2.40%	0.93%	1.05%	0.01%	3.52%	1.07%	1.23%	0.01%	3.52%

Transaction Multiples
			Western U.S.								Nationwide								Nationwide Stock
	Pacific Continental		Median		Average		Minimum		Maximum		Median		Average		Minimum		Maximum		Median		Average		Minimum		Maximum
Transaction Price / Last Twelve Months EPS (1)	27.4	x	25.0	x	27.9	x	15.6	x	46.5	x	21.9	x	26.1	x	13.1	x	57.8	x	21.8	x	26.1	x	14.5	x	57.8	x
Transaction Price / Tangible Book Value (Per Share)	313.3%		168.3%		176.5%		126.4%		222.2%		195.5%		189.5%		116.0%		231.7%		204.0%		195.1%		116.0%		231.7%
Transaction Price / Tangible Book Value (Aggregate)	320.3%		175.1%		181.9%		126.4%		226.5%		202.0%		193.5%		116.0%		233.0%		205.1%		196.9%		116.0%		233.0%
One-Day Market Premium (2)	36.1%		18.0%		18.7%		9.6%		39.6%		20.0%		22.5%		1.7%		51.8%		20.0%		22.7%		1.7%		51.8%
Tangible Book Premium / Core Deposits (3)	22.1%		12.9%		14.8%		7.0%		35.4%		13.0%		13.0%		2.4%		19.5%		13.8%		13.1%		2.4%		19.5%

(1)	Based on Pacific Continental’s operating income, adjusted to exclude merger-related expenses on an after-tax basis.
(2)	Based on Pacific Continental’s closing price as of 1/6/2017 of $20.95.
(3)	Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium/core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits.

Net Present Value Analysis for Pacific Continental

Davidson performed an analysis that estimated the net present value per Pacific Continental common share under various circumstances. The analysis assumed: (i) Pacific Continental performed in accordance with average FactSet consensus earnings estimates for the years ending December 31, 2016, December 31, 2017 and December 31, 2018; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Pacific Continental management. To approximate the terminal value of Pacific Continental common shares at December 31, 2020, Davidson applied price to forward earnings multiples of 14.0x to 26.0x and multiples of tangible book value ranging from 160.0% to 300.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Pacific Continental common shares. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the January 9, 2017 Pacific Continental board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per Pacific Continental common share of $17.05 to $37.36 when applying the price to forward earnings multiples to the financial forecasts described above and $15.19 to $33.38 when applying the multiples of tangible book value to the financial forecasts described above.

EPS Multiples

	EPS Multiple
Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x
9.00%	$20.96	$23.70	$26.43	$29.16	$31.90	$34.63	$37.36
10.00%	$20.24	$22.87	$25.51	$28.14	$30.78	$33.41	$36.05
11.00%	$19.54	$22.08	$24.63	$27.17	$29.71	$32.25	$34.79
12.00%	$18.88	$21.33	$23.78	$26.24	$28.69	$31.14	$33.59
13.00%	$18.24	$20.61	$22.98	$25.34	$27.71	$30.08	$32.44
14.00%	$17.64	$19.92	$22.21	$24.49	$26.77	$29.06	$31.34
15.00%	$17.05	$19.26	$21.47	$23.67	$25.88	$28.08	$30.29

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%	280.0%	300.0%
9.00%	$18.66	$20.76	$22.86	$24.97	$27.07	$29.17	$31.28	$33.38
10.00%	$18.01	$20.04	$22.07	$24.10	$26.13	$28.15	$30.18	$32.21
11.00%	$17.40	$19.35	$21.31	$23.27	$25.22	$27.18	$29.13	$31.09
12.00%	$16.81	$18.70	$20.58	$22.47	$24.36	$26.25	$28.13	$30.02
13.00%	$16.25	$18.07	$19.89	$21.71	$23.53	$25.35	$27.17	$28.99
14.00%	$15.71	$17.47	$19.22	$20.98	$22.74	$24.50	$26.26	$28.01
15.00%	$15.19	$16.89	$18.59	$20.29	$21.98	$23.68	$25.38	$27.08

Davidson also considered and discussed with Pacific Continental’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Pacific Continental’s estimated EPS in 2021 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of values per Pacific Continental common share, using the same price to forward earnings multiples of 14.0x to 26.0x and using a discount rate of 10.00%.

Variance to 2021 EPS	EPS Multiple
	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x
20.00%	$23.93	$27.09	$30.25	$33.41	$36.58	$39.74	$42.90
15.00%	$23.00	$26.03	$29.07	$32.10	$35.13	$38.16	$41.19
10.00%	$22.08	$24.98	$27.88	$30.78	$33.68	$36.58	$39.48
5.00%	$21.16	$23.93	$26.69	$29.46	$32.23	$35.00	$37.76
0.00%	$20.24	$22.87	$25.51	$28.14	$30.78	$33.41	$36.05
-5.00%	$19.31	$21.82	$24.32	$26.83	$29.33	$31.83	$34.34
-10.00%	$18.39	$20.76	$23.14	$25.51	$27.88	$30.25	$32.62
-15.00%	$17.47	$19.71	$21.95	$24.19	$26.43	$28.67	$30.91
-20.00%	$16.55	$18.65	$20.76	$22.87	$24.98	$27.09	$29.20

Net Present Value Analysis for Pro Forma Pacific Continental

Davidson performed an analysis that estimated the net present value per Pacific Continental common share under various circumstances, including the impact of the mergers with Columbia. The analysis assumed (i) Pacific Continental performed in accordance with average FactSet consensus earnings estimates for the years ending December 31, 2016, December 31, 2017 and December 31, 2018; (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Pacific Continental management; and (iii) the pro forma financial impact of the mergers with Columbia including the cost savings estimates, purchase accounting adjustments and transaction expenses, as discussed with and confirmed by Pacific Continental management. The analysis assumed (i) Columbia performed in accordance with average FactSet consensus earnings estimates for the years ending December 31, 2016, December 31, 2017 and December 31, 2018; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Pacific Continental management. To approximate the terminal value of Pacific Continental common shares at December 31, 2020, Davidson applied price to forward earnings multiples of 14.0x to 26.0x and multiples of tangible book value ranging from 160.0% to 300.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Pacific Continental common shares. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the January 9, 2017 Pacific Continental board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per Pacific Continental common share of $17.54 to $38.37 when applying the price to forward earnings multiples to the financial forecasts described above and $14.99 to $32.80 when applying the multiples of tangible book value to the financial forecasts described above.

EPS Multiples

	EPS Multiple
Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x
9.00%	$21.56	$24.36	$27.16	$29.96	$32.76	$35.57	$38.37
10.00%	$20.81	$23.51	$26.21	$28.92	$31.62	$34.32	$37.02
11.00%	$20.10	$22.70	$25.31	$27.91	$30.52	$33.12	$35.73
12.00%	$19.42	$21.93	$24.44	$26.96	$29.47	$31.98	$34.50
13.00%	$18.76	$21.19	$23.61	$26.04	$28.47	$30.89	$33.32
14.00%	$18.14	$20.48	$22.82	$25.16	$27.51	$29.85	$32.19
15.00%	$17.54	$19.80	$22.06	$24.32	$26.59	$28.85	$31.11

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%	280.0%	300.0%
9.00%	$18.40	$20.46	$22.51	$24.57	$26.63	$28.68	$30.74	$32.80
10.00%	$17.77	$19.75	$21.73	$23.72	$25.70	$27.68	$29.67	$31.65
11.00%	$17.16	$19.07	$20.99	$22.90	$24.81	$26.73	$28.64	$30.55
12.00%	$16.58	$18.43	$20.27	$22.12	$23.96	$25.81	$27.66	$29.50
13.00%	$16.03	$17.81	$19.59	$21.37	$23.15	$24.93	$26.71	$28.50
14.00%	$15.50	$17.22	$18.94	$20.66	$22.38	$24.10	$25.81	$27.53
15.00%	$14.99	$16.65	$18.31	$19.97	$21.63	$23.29	$24.95	$26.61

Davidson also considered and discussed with Pacific Continental’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Pacific Continental’s pro forma estimated EPS in 2021 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of values per Pacific Continental common share, using the same price to forward earnings multiples of 14.0x to 26.0x and using a discount rate of 10.00%.

Variance to 2021 EPS	EPS Multiple
	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x
20.00%	$24.59	$27.83	$31.08	$34.32	$37.56	$40.80	$44.04
15.00%	$23.65	$26.75	$29.86	$32.97	$36.07	$39.18	$42.29
10.00%	$22.70	$25.67	$28.64	$31.62	$34.59	$37.56	$40.53
5.00%	$21.76	$24.59	$27.43	$30.27	$33.10	$35.94	$38.78
0.00%	$20.81	$23.51	$26.21	$28.92	$31.62	$34.32	$37.02
-5.00%	$19.86	$22.43	$25.00	$27.56	$30.13	$32.70	$35.26
-10.00%	$18.92	$21.35	$23.78	$26.21	$28.64	$31.08	$33.51
-15.00%	$17.97	$20.27	$22.57	$24.86	$27.16	$29.46	$31.75
-20.00%	$17.03	$19.19	$21.35	$23.51	$25.67	$27.83	$30.00

Net Present Value Analysis for Columbia

Davidson performed an analysis that estimated the net present value per Columbia common share under various circumstances. The analysis assumed: (i) Columbia performed in accordance with average FactSet consensus earnings estimates for the years ending December 31, 2016, December 31, 2017 and December 31, 2018; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Pacific Continental management. To approximate the terminal value of Columbia common shares at December 31, 2020, Davidson applied price to forward earnings multiples of 14.0x to 26.0x and multiples of tangible book value ranging from 180.0% to 320.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Columbia common shares. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the January 9, 2017 Pacific Continental board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per Columbia common share of $25.86 to $56.03 when applying the price to forward earnings multiples to the financial forecasts described above and $25.87 to $53.80 when applying the multiples of tangible book value to the financial forecasts described above.

EPS Multiples

	EPS Multiple
Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x
9.00%	$31.71	$35.76	$39.81	$43.87	$47.92	$51.98	$56.03
10.00%	$30.62	$34.53	$38.44	$42.35	$46.26	$50.16	$54.07
11.00%	$29.58	$33.35	$37.12	$40.89	$44.66	$48.43	$52.20
12.00%	$28.59	$32.23	$35.87	$39.50	$43.14	$46.77	$50.41
13.00%	$27.64	$31.15	$34.66	$38.17	$41.68	$45.19	$48.70
14.00%	$26.73	$30.12	$33.51	$36.90	$40.29	$43.67	$47.06
15.00%	$25.86	$29.13	$32.41	$35.68	$38.95	$42.22	$45.49

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	180.0%	200.0%	220.0%	240.0%	260.0%	280.0%	300.0%	320.0%
9.00%	$31.72	$34.87	$38.03	$41.18	$44.33	$47.49	$50.64	$53.80
10.00%	$30.63	$33.67	$36.71	$39.76	$42.80	$45.84	$48.88	$51.92
11.00%	$29.59	$32.53	$35.46	$38.39	$41.33	$44.26	$47.19	$50.13
12.00%	$28.60	$31.43	$34.26	$37.09	$39.92	$42.75	$45.58	$48.41
13.00%	$27.65	$30.38	$33.11	$35.84	$38.57	$41.31	$44.04	$46.77
14.00%	$26.74	$29.38	$32.01	$34.65	$37.29	$39.92	$42.56	$45.20
15.00%	$25.87	$28.42	$30.96	$33.51	$36.05	$38.60	$41.15	$43.69

Davidson also considered and discussed with Pacific Continental’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Columbia’s estimated EPS in 2021 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of values per Columbia common share, using the same price to forward earnings multiples of 14.0x to 26.0x and using a discount rate of 10.00%.

Variance to 2021 EPS	EPS Multiple
	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x
20.00%	$36.09	$40.78	$45.47	$50.16	$54.85	$59.54	$64.24
15.00%	$34.73	$39.22	$43.72	$48.21	$52.70	$57.20	$61.69
10.00%	$33.36	$37.66	$41.96	$46.26	$50.56	$54.85	$59.15
5.00%	$31.99	$36.09	$40.20	$44.30	$48.41	$52.51	$56.61
0.00%	$30.62	$34.53	$38.44	$42.35	$46.26	$50.16	$54.07
-5.00%	$29.25	$32.97	$36.68	$40.39	$44.11	$47.82	$51.53
-10.00%	$27.89	$31.40	$34.92	$38.44	$41.96	$45.47	$48.99
-15.00%	$26.52	$29.84	$33.16	$36.48	$39.81	$43.13	$46.45
-20.00%	$25.15	$28.28	$31.40	$34.53	$37.66	$40.78	$43.91

Financial Impact Analysis

Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Pacific Continental and Columbia. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the mergers would have on certain projected financial results of Columbia. In the course of this analysis, Davidson used average FactSet consensus earnings estimates for Pacific Continental for the years ending December 31, 2016, December 31, 2017 and December 31, 2018, and used average FactSet consensus earnings estimates for Columbia for the years ending December 31, 2016, December 31, 2017 and December 31, 2018. This analysis indicated that the mergers are expected to be accretive to Columbia’s estimated EPS beginning in 2017, after excluding non-recurring transaction-related expenses. The analysis also indicated that the mergers are expected to be dilutive to tangible book value per Columbia common share and that Columbia would maintain capital ratios in excess of those required for Columbia to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Pacific Continental and Columbia prior to and following the mergers will vary from the projected results, and the variations may be material.

Davidson prepared its analyses for purposes of providing its opinion to Pacific Continental’s board of directors as to the fairness, from a financial point of view, to Pacific Continental shareholders of the exchange ratio to be paid to the holders of Pacific Continental common shares in the first merger and to assist Pacific Continental’s board of directors in analyzing the proposed mergers. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Pacific Continental, Columbia, Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by Pacific Continental’s board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the board of directors of Pacific Continental or management with respect to the mergers or the merger consideration.

Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to Pacific Continental in connection with, and participated in certain of the negotiations leading to, the mergers. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Pacific Continental, Columbia and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Pacific Continental and Columbia for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Pacific Continental selected Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the mergers. Pursuant to a letter agreement dated August 17, 2016, Pacific Continental engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Pacific Continental agreed to pay Davidson a cash fee of $500,000 concurrently with the rendering of its opinion. Pacific Continental will pay to Davidson at the time of closing of the mergers a contingent cash fee equal to 1.00% of the aggregate consideration less $250,000 to credit half of the fairness opinion fee; however, the total fees payable to Davidson shall not cause Pacific Continental’s transaction expenses to exceed the limit as defined in the merger agreement. Pacific Continental has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Davidson has, in the past, provided certain investment banking services to Pacific Continental and its affiliates, has had a material relationship with Pacific Continental and its affiliates and has received compensation and reimbursement of out-of-pocket expenses for such services. During the two years preceding the date of the opinion, Davidson received compensation for acting as Pacific Continental’s financial advisor in connection with the acquisition of Foundation Bancorp in 2016, as well as the acquisition of Capital Pacific Bancorp in 2015. Additionally, Davidson may provide investment banking services to the combined company in the future and may receive future compensation.

Columbia Management and Board of Directors After the Mergers

Upon completion of the first merger, the Columbia board of directors will consist of the directors serving on the Columbia board of directors prior to the effective time of the first merger plus one community-based director from the Pacific Continental board of directors, to be selected by Columbia’s Nominating and Corporate Governance Committee (which Pacific Continental director will also be invited to join the Columbia Bank board of directors).

The remaining current directors and senior officers of Columbia are expected to continue in their current positions, other than as has been or may be publicly announced by Columbia in the normal course of business. Information about the current Columbia directors and executive officers can be found in the documents listed under “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Interests of Columbia Directors and Executive Officers in the Mergers

In considering the recommendations of the Columbia board of directors, Columbia shareholders should be aware that certain directors and executive officers of Columbia have interests in the mergers that may differ from, or may be in addition to, the interests of Columbia shareholders generally. These interests are described in more detail and quantified below. The Columbia board of directors was aware of these interests and considered them, among other matters, when it adopted and approved the merger agreement and in making its recommendations that the Columbia shareholders approve the Columbia share issuance proposal.

Continuing Services as Directors on the Columbia Board

The Columbia board of directors after the mergers will include each of the current directors from the current Columbia board of directors, in addition to one director from the current Pacific Continental board of directors. The Columbia board of directors presently consists of eleven directors.

Continuing Employment with the Columbia Surviving Corporation

It is currently expected that the executive officers of Columbia will continue their employment with Columbia following the effective time of the first merger on substantially similar terms and conditions in existence immediately prior to the effective time of the first merger.

None of Columbia’s directors or executive officers is a party to, or participates in any, Columbia plan, program or arrangement that provides such director or executive officer with any kind of compensation that is based on or otherwise related to the completion of the mergers.

Director’s and Officers’ Insurance

Columbia will continue to provide indemnification and insurance coverage to the directors and executive officers of Columbia.

Interests of Pacific Continental’s Directors and Executive Officers in the Mergers

In considering the recommendations of the board of directors of Pacific Continental, Pacific Continental shareholders should be aware that certain directors and executive officers of Pacific Continental have interests in the mergers that may differ from, or may be in addition to, the interests of Pacific Continental shareholders generally. These interests are described in more detail and quantified below. The board of directors of Pacific Continental was aware of these interests and considered them, among other matters, when it adopted the merger agreement and in making its recommendations that the Pacific Continental shareholders approve the merger proposal. For purposes of all Pacific Continental agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change of control or a term of similar meaning.

Board Membership

Under the merger agreement, Columbia’s Nominating and Corporate Governance Committee will recommend to Columbia’s board of directors one person from Pacific Continental’s board of directors to serve on Columbia’s board of directors and the board of directors of Columbia Bank effective upon the closing of the first merger.

Indemnification and Insurance

Under the merger agreement, Columbia will provide or purchase director and officer liability insurance for a period of six years following the effective time of the first merger to reimburse each present and former director and officer of Pacific Continental or its subsidiaries with respect to claims arising from facts or events occurring before the effective time of the first merger, which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to such persons as that coverage currently provided by Pacific Continental to the present and former directors and officers of Pacific Continental or its subsidiaries immediately prior to the completion of the first merger, provided that Columbia is not required to expend in the aggregate for such six-year period, an amount in excess of 200% of the aggregate annual premiums paid as of the date of the merger agreement by Pacific Continental for any such insurance. If any such annual expense at any time would exceed that amount, then Columbia will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to that amount. Prior to the effective time of the first merger, and in lieu of the foregoing, Pacific Continental will use reasonable best efforts to purchase a six-year prepaid tail policy for directors’ and officers’ liability insurance on the terms described above and subject to certain other specifications agreed to by the parties and fully pay for such policy prior to the effective time of the first merger, at an aggregate cost up to, but not exceeding 200% of the current annual premiums for such insurance.

Treatment of Pacific Continental Equity Awards

Pacific Continental RSUs. Pacific Continental has awarded Pacific Continental RSUs to certain employees. At the effective time of the first merger, each outstanding Pacific Continental RSU, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be cancelled and will only entitle the holder of such Pacific Continental RSU to receive (without interest), no later than the first payroll period following the effective time of the first merger and in any event no later than 30 calendar days following the closing date, an amount in cash equal to (x) the number of shares subject to such Pacific Continental RSUs multiplied by (y) the equity award cashout price, less applicable taxes required to be withheld with respect to such payment. As of February 7, 2017, the number of unvested Pacific Continental RSUs held by the executive officers, is as follows: Mr. Beard: 8,829 Pacific Continental RSUs; Mr. Busse: 34,381 Pacific Continental RSUs; Ms. Ghazal: 8,249 Pacific Continental RSUs; Mr. Hagstrom: 15,910 Pacific Continental RSUs; Mr. Harding: 8,915 Pacific Continental RSUs; Mr. Hogan: 14,693 Pacific Continental RSUs; Mr. McGillivray: 2,783 Pacific Continental RSUs; Mr. Rose: 5,261 Pacific Continental RSUs; Mr. Sawyer: 2,517 Pacific Continental RSUs; Mr. Stevenson: 3,433 Pacific Continental RSUs; and Ms. Ulrich: 7,590 Pacific Continental RSUs.

Pacific Continental Options. Pacific Continental has awarded Pacific Continental options to certain employees. At the effective time of the first merger, each outstanding Pacific Continental option, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be cancelled and will only entitle the holder of such Pacific Continental option to receive (without interest), no later than the first payroll period following the effective time of the first merger and in any event no later than 30 calendar days following the closing date, an amount in cash equal to the product of (x) the number of shares subject to such Pacific Continental options multiplied by (y) the excess, if any, of (A) the equity award cashout price over (B) the exercise price per share of such Pacific Continental options less applicable taxes required to be withheld with respect to such payment. Any Pacific Continental options which have an exercise price per share that is greater than or equal to the equity award cashout price will be cancelled at the effective time of the first merger for no consideration or payment. As of February 7, 2017, no executive officers held any unvested options.

Pacific Continental SARs. Pacific Continental has awarded Pacific Continental SARs to certain of its employees. At the effective time of the first merger, each outstanding Pacific Continental SAR, whether cash-settled or stock-settled, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be cancelled and will only entitle the holder of such Pacific Continental SAR to receive (without interest), no later than the first payroll period following the effective time of the first merger and in any event no later than 30 calendar days following the closing date, an amount in cash equal to the product of (x) the number of shares subject to such Pacific Continental SARs multiplied by (y) the excess, if any, of (A) the equity award cashout price over (B) the reference price per share of such Pacific Continental SARs less applicable taxes required to be withheld with respect to such payment. Any Pacific Continental SAR which has a reference price per share that is greater than or equal to the equity award cashout price will be cancelled at the effective time of the first merger for no consideration or payment. As of February 7, 2017, no executive officers held any unvested Pacific Continental SARs.

Pacific Continental Restricted Stock Awards. Pacific Continental has awarded Pacific Continental restricted stock to directors that are subject to vesting conditions. At the effective time of the first merger, each outstanding Pacific Continental restricted stock award will, automatically and without any action on the part of the holder thereof, accelerate in full and will be converted into, and become exchanged for the merger consideration. As of February 7, 2017, no non-employee directors hold any unvested Pacific Continental restricted stock awards.

Voting and Non-Competition Agreements of Pacific Continental Executive Officers and Directors

In addition to any other restrictive covenant described below, in connection with the mergers, each member of the Pacific Continental board of directors was asked to, and did, enter into a voting and non-competition agreement pursuant to which he or she agreed, among other things, to vote his or her shares in favor of approval of (i) the merger agreement and the transactions contemplated thereby, (ii) any other matter that is required to facilitate the transactions contemplated by the merger agreement and (iii) any proposal to adjourn or postpone the Pacific Continental special meeting to a later date if there are not sufficient votes to approve the merger agreement. Such directors have also agreed to vote against any action or agreement submitted for approval to the shareholders of Pacific Continental that would (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Pacific Continental under the merger agreement, (ii) result in any of the conditions to the consummation of the first merger under the merger agreement not being fulfilled, (iii) be in competition with or opposition to the merger agreement or the first merger, (iv) be an acquisition proposal or (v) impair the ability of Columbia to complete the first merger, the ability of Pacific Continental to complete the first merger, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the merger agreement.

The directors have also agreed, for a two-year period following the closing of the first merger, not to directly or indirectly become involved in any competing business, which is defined as any depository, wealth management or trust business company or holding company thereof within the States of Oregon and Washington, subject to certain exceptions, and for a two-year period following the closing of the first merger, not to solicit any employees or customers of Columbia and its subsidiaries. See “The Merger Agreement—Related Agreements” included elsewhere in this joint proxy statement/prospectus.

Employment Agreements of Mr. Busse and Mr. Hogan with Pacific Continental

Pacific Continental Bank and Pacific Continental previously entered into employment agreements with Mr. Busse and Mr. Hogan. The employment agreements provide for change in control payments in the event that:

•	a change in control is consummated while the executive is employed by Pacific Continental and the executive is not offered a “comparable position” with the acquiring or surviving company; or

•	the executive’s employment is terminated by the acquiring or surviving company other than for “cause” or by the executive for “good reason” within one year after accepting a “comparable position” with the acquiring or surviving company in a change in control (each a, “qualifying termination”).

Upon a change in control where the executive is not offered a “comparable position” or a qualifying termination, the change in control payments and benefits under these employment agreements generally include:

•	a lump sum payment equal to two and a half (Mr. Busse) or two (Mr. Hogan) times the sum of the executive’s base salary and cash incentive bonus opportunity (together, the “potential annual compensation”);

•	the immediate vesting of all unvested equity awards upon termination of employment; and

•	payment of premiums for COBRA group health coverage as in effect at the time of termination of employment for the lesser of 12 months and the maximum time permitted by applicable law.

“Comparable position” is defined in Mr. Busse’s agreement as the position of President and Chief Executive Officer of the acquiring or surviving company, on financial terms in the aggregate no less favorable than under Mr. Busse’s existing employment agreement. “Comparable position” is defined in Mr. Hogan’s agreement as the position of Chief Operating Officer of the acquiring or surviving company, on financial terms in the aggregate no less favorable than under Mr. Hogan’s existing employment agreement.

“Cause” is defined in each of Messrs. Busse and Hogan’s agreements generally as one or more of the following: (i) willful misfeasance or gross negligence in the performance of the executive’s duties; (ii) conviction of a crime in connection with executive’s duties; or (iii) conduct demonstrably and significantly harmful to Pacific Continental or Pacific Continental Bank, as reasonably determined on the advice of legal counsel by the Pacific Continental board of directors.

“Good reason” is defined in each of Messrs. Busse and Hogan’s agreements generally as any of (i) a reduction of executive’s salary or reduction or elimination of any significant compensation or benefit plan, unless the reduction or elimination is generally applicable to all similarly-situated employees or to substantially all employees; (ii) the assignment to executive, without express written consent, of any authority or duties materially and substantially inconsistent with executive’s position; or (iii) a relocation or transfer, without consent, of executive’s principal place of employment that would require executive to commute more than 50 miles each way from Pacific Continental Bank’s headquarters in Eugene, Oregon.

The employment agreements with Messrs. Busse and Hogan also include a two-year employee and customer non-solicit condition following termination of employment.

Transition Agreement of Mr. Hogan with Columbia

In connection with the execution of the merger agreement, Mr. Hogan entered into a transition agreement with Columbia. The transition agreement will be effective immediately following the effective time of the first merger and provides that Mr. Hogan will serve initially as “integration leader” during a period of employment that will end the later of (i) September 15, 2017, and (ii) the date Pacific Continental and Columbia complete the conversion of their systems onto a combined system. During the period of employment, Mr. Hogan will have an initial annual base salary of $292,275 and be entitled to receive benefits similar to those offered by Columbia to similarly situated employees of Columbia. After Mr. Hogan’s employment terminates he will then serve as a consultant to Columbia during an 18-month consulting period.

The transition agreement prohibits Mr. Hogan from directly or indirectly becoming involved in any competing business, which is defined as any depository, wealth management or trust business company or holding company thereof (including without limitation, any start-up bank or bank in formation) within the States of Idaho, Washington and Oregon during the employment period or the post-employment consulting period. Mr. Hogan is also prohibited from soliciting any employee, independent contractor, customer, business partner or joint venture of Columbia for a period of two years after the later of the effective time of the first merger or the employment period ends.

During the consulting period and subject to complying with the non-competition and non-solicitation restrictions, Mr. Hogan will receive $200,000 payable by Columbia in two equal installments, within 30 days following: (i) the date nine months after the consulting period begins and (ii) the date on which the consulting period ends. Mr. Hogan will also receive payment of premiums for COBRA group health coverage, as in effect at the time of his termination of employment, for the lesser of the 18-month consulting period and the maximum time permitted by applicable law.

Change in Control Agreements with other Executive Officers

Certain executive officers (other than Mr. Busse and Mr. Hogan, who have employment agreements as described above) have previously entered into change in control agreements with Pacific Continental Bank and Pacific Continental that provide for benefits on a termination of employment by Pacific Continental other than for “cause” or by the executive for “good reason” within 24 months after a change in control.

Upon such a termination, the severance payments and benefits under these agreements generally include:

•	A lump sum salary continuation payment, equal to the higher of the executive officer’s “compensation” (meaning annualized base salary plus annual cash incentive opportunity), (i) immediately prior to the change in control, or (ii) the highest level of “compensation” in effect after the change in control, for the balance of the salary continuation period. The salary continuation period begins on the effective date of the change in control and continues thereafter for 24 months; and

•	The immediate vesting of all unvested equity awards upon termination of employment.

“Cause” is defined in the change in control agreements generally as any one or more of the following: (i) removal or discharge pursuant to order of any federal banking authority; (ii) fraud, dishonesty, or other act of misconduct in the rendering of services to Pacific Continental or Pacific Continental Bank or to customers, or if executive engages in conduct which, in the opinion of the Pacific Continental board of directors, materially interferes with the performance of executive’s duties or harms the reputation of Pacific Continental or Pacific Continental Bank; (iii) executive conceals from, or knowingly fails to disclose to, any federal banking regulatory authority or the board of directors of Pacific Continental or Pacific Continental Bank any material matters affecting the safety and soundness or regulatory condition of Pacific Continental or Pacific Continental Bank; or (iv) executive fails (or refuses) to successfully or diligently perform any of the usual and customary duties of his/her employment and either fails to remedy the lapse or formulate a plan for its correction with Pacific Continental or Pacific Continental Bank (if such failure is not susceptible to immediate correction) within 30 days after notice.

“Good reason” is defined in the change in control agreements generally as (i) a reduction of executive’s salary or a reduction in benefits under or elimination of any significant compensation or benefit plan, unless the reduction or elimination is generally applicable to substantially all similarly situated employees; (ii) the assignment to executive, without consent, of any authority or duties materially inconsistent with executive’s position; or (iii) a relocation or transfer of executive’s principal place of employment that would require executive to commute on a regular basis more than 50 miles each way from executive’s present place of employment.

The change in control agreements also include a two-year employee and customer non-solicit condition following termination of employment.

Pursuant to the merger agreement, employees who are party to employment agreements or change in control agreements, including Messrs. Busse and Hogan, are required to waive the application of any merit-based increase in base salary, as in effect on January 9, 2017, to the calculation of any change in control payment (including in respect of any corresponding increase in annual incentive opportunity due to the base salary increase).

Columbia may enter into transition agreements with certain of the Pacific Continental’s executive officers who previously entered into change in control agreements with Pacific Continental. Such transition agreements may be entered into prior to the effective time of the first merger.

For an estimate of the amounts that may be paid or become payable in connection with a qualifying termination of employment following the first merger to Pacific Continental’s named executive officers who are party to the employment agreements or change in control agreements described above, see “—Merger-Related Compensation for Pacific Continental’s Named Executive Officers” below.

Merger-Related Compensation for Pacific Continental’s Named Executive Officers

The following table and the related footnotes provide information required by Item 402(t) of Regulation S-K about the compensation that may be paid or become payable to Pacific Continental’s named executive officers that is based on or otherwise relates to the mergers. The compensation shown in this table and described in these footnotes is the subject of a non-binding advisory vote of the Pacific Continental shareholders at the Pacific Continental special meeting, as described in “Pacific Continental Proposals—Merger-Related Named Executive Officer Compensation Proposal.” The figures in the table are estimated based on compensation levels as of the date of this joint proxy statement/prospectus and an assumed effective date of February 7, 2017, for both the mergers and, where applicable, termination of the named executive officer’s employment. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that may occur before the completion of the mergers. All amounts below that are determined using the value per Pacific Continental common share have been calculated based on a price per Pacific Continental common share of $26.08 (the average closing market price of Pacific Continental common shares over the first five business days following the public announcement of the mergers on January 9, 2017, as reported by Nasdaq). As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Other ($) (4)	Total ($)
Roger S. Busse	1,277,578	896,656	25,342	32,549	2,232,125
Casey R. Hogan	658,260	383,193	15,298	21,837	1,078,588
Richard R. Sawyer	518,650	65,643	—	—	584,293
Mitchell J. Hagstrom	586,810	414,933	—	—	1,001,743
Rachel L. Ulrich	510,616	197,947	—	—	708,563

(1)	Pursuant to employment agreements with Messrs. Busse and Hogan, upon a change in control where they are not offered a comparable position (single trigger) or following which a qualifying termination occurs (double trigger) (as described above) Mr. Busse’s actual lump sum cash change in control payment would equal two and a half times his “potential annual compensation,” and Mr. Hogan’s lump sum cash change in control payment would equal two times his “potential annual compensation.” Pursuant to the change in control agreements with Ms. Ulrich, Mr. Sawyer and Mr. Hagstrom, their actual double trigger cash severance payments in the case of a termination event related to a change in control would be a lump sum equal to the executive’s post change in control salary for the balance of the salary continuation period (as described above).
(2)	Represents “single-trigger” Pacific Continental RSUs that will fully vest and be cashed out upon the first merger as set forth in the merger agreement and described under “The Mergers—Treatment of Pacific Continental Equity Awards” above, based on a $26.08 price per share multiplied by 34,381 Pacific Continental RSUs outstanding in the case of Mr. Busse, 14,693 Pacific Continental RSUs outstanding for Mr. Hogan, 2,517 Pacific Continental RSUs outstanding for Mr. Sawyer, 15,910 Pacific Continental RSUs outstanding for Mr. Hagstrom and 7,590 Pacific Continental RSUs outstanding for Ms. Ulrich.
(3)	Represents the estimated value of continued medical and dental insurance benefits payable under Mr. Busse’s and Mr. Hogan’s employment agreements for up to 12 months after a qualifying termination.
(4)	Pursuant to their employment agreements, Messrs. Busse and Hogan are entitled to receive a payment equal to the cash value of any unused vacation time upon termination of employment.

THE MERGER AGREEMENT

Effects of the Mergers

As a result of the first merger, Merger Sub will merge with and into Pacific Continental with Pacific Continental continuing as the surviving corporation in the first merger. Immediately following the first merger, Pacific Continental will merge with and into Columbia, with Columbia as the surviving entity in the subsequent merger. Immediately following the subsequent merger, Pacific Continental Bank will merge with and into Columbia Bank, with Columbia Bank as the surviving entity in the bank merger.

As a result of the mergers, there will no longer be any publicly held common shares of Pacific Continental. In receiving Columbia common shares as merger consideration, former Pacific Continental shareholders will only participate in Columbia’s future earnings and potential growth through their ownership of Columbia common shares. All of the other incidents of direct stock ownership in Pacific Continental, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Pacific Continental, will be extinguished upon completion of the first merger.

Effective Time of the First Merger

The closing of the first merger will occur at 10:00 a.m., Pacific Time, on the first business day of the first calendar month that follows the month in which the last to be satisfied of the closing conditions is satisfied (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or waiver of those conditions), unless the parties mutually agree to extend the closing. The first merger will be completed legally at the date and time specified in the articles of merger to be filed by Columbia with the Secretary of State of the State of Oregon. As of the date of this document, the parties expect that the first merger will be effective mid-2017. However, there can be no assurance as to when or if the first merger will occur.

As described below, if the first merger has not closed by November 9, 2017, which date may be extended to January 9, 2018, under certain conditions, the merger agreement may be terminated by either Pacific Continental or Columbia, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the First Merger

Pacific Continental has agreed that, except as previously disclosed, as expressly contemplated by or permitted by the merger agreement, as required by applicable law or with the prior written consent of Columbia, prior to the date and time when the first merger becomes effective, Pacific Continental will, and will cause each of its subsidiaries to, conduct its business, and cause its subsidiaries to conduct their respective businesses, in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, officers and employees and business associates and keep available the services of Pacific Continental and its subsidiaries’ present employees and agents. Pacific Continental and Columbia have agreed to take no action (and to cause their subsidiaries to take no action) that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Pacific Continental or Columbia to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform the covenants and agreements in the merger agreement or to consummate the transactions contemplated by the merger agreement.

In addition to the general covenants above, Pacific Continental has agreed that prior to the effective time of the first merger, except as previously disclosed, subject to specified exceptions, it will not, and will not permit its subsidiaries to, without the prior written consent of Columbia (which may not be unreasonably withheld):

•	(i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any of its shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, or (ii) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become subject to new grants, in each case except as required pursuant to the exercise or settlement of Pacific Continental options, Pacific Continental RSUs or Pacific Continental SARs outstanding on the date of the merger agreement in accordance with the terms of the applicable Pacific Continental stock plan in effect on the date of the merger agreement;

•	(i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any of its shares (other than (A) authorized dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries and (B) regular quarterly dividends on Pacific Continental common shares of $0.11 per share), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any Pacific Continental common shares;

•	amend or modify the material terms of, waive, release or assign any rights under, terminate, renew or allow to renew automatically, make any payment not then required under, knowingly violate the terms of or enter into (i) any material contract, lease, regulatory agreement, any contract that would be a material contract if it were in existence on the date of the merger agreement or other binding obligation that is material to Pacific Continental and its subsidiaries, taken as a whole, (ii) any material restriction on the ability of Pacific Continental or its subsidiaries to conduct its business as it is presently being conducted or (iii) any contract governing the terms of Pacific Continental common shares or rights associated therewith or any other outstanding capital stock or any outstanding instrument of indebtedness;

•	sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse, cancel, abandon or otherwise create any lien or otherwise dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations, which are governed as described below), except for sales, transfers, mortgages, leases, guarantees, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business and in a transaction that, together with other such transactions, is not material to Pacific Continental and its subsidiaries, taken as a whole;

•	acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of any other entity (other than purchases of loans and loan participations, which are governed as described below) except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to Pacific Continental and its subsidiaries, taken as a whole, and would not reasonably be expected to present a material risk that the closing date of the first merger will be materially delayed or that the requisite regulatory approvals will be more difficult to obtain;

•	amend the Pacific Continental articles, the Pacific Continental bylaws or similar governing documents of any of its subsidiaries;

•	except as required under applicable law or the terms of the merger agreement or any employee benefit plan of Pacific Continental or its subsidiaries in effect as of the date of the merger agreement, (i) increase in any manner the compensation, bonus or pension, welfare, severance or other benefits of any of the current or former directors, officers, employees or other service providers of Pacific Continental or its subsidiaries, except for ordinary course merit-based increases in the base salary and target bonus of employees (other than directors or executive officers of, or individuals who are party to an employment agreement or change of control agreement with Pacific Continental or its subsidiaries) consistent with past practice, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any employee benefit plan of Pacific Continental or its subsidiaries or plan that would be an employee benefit plan of Pacific Continental or its subsidiaries if in effect as of the date of the merger agreement, other than de minimis amendments in the ordinary course of business consistent with past practice, (iii) grant any new equity award, (iv) grant, pay or increase (or commit to grant, pay or increase) any severance, retirement or termination pay, (v) accelerate the payment or vesting of, or lapsing of restrictions with respect to, any stock-based compensation, long-term incentive compensation or any bonus or other incentive compensation, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan of Pacific Continental or its subsidiaries, (vii) terminate the employment or services of any officer or employee other than for cause, (viii) enter into any collective bargaining or other agreement with a labor organization, (ix) forgive or issue any loans to any current or former officer, employee or director of Pacific Continental or its subsidiaries or (x) hire any officer, employee, or other service provider, except in the ordinary course of business for non-executive officer positions for an annual base salary not in excess of $150,000;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by law or requested by a regulatory agency;

•	(i) other than in accordance with the investment policies of Pacific Continental or any of its subsidiaries in effect on the date of the merger agreement or in securities transactions as described in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any person or (ii) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, Pacific Continental may purchase investment securities if, within two business days after Pacific Continental requests in writing (which request must describe in detail the investment securities to be purchased and the price thereof) that Columbia consent to making of any such purchase, Columbia has approved such request in writing or has not responded in writing to such request;

•	enter into any settlement, compromise or similar agreement with respect to, any action, suit, claim, proceeding, order or investigation to which Pacific Continental or any of its subsidiaries is or becomes a party after the date of the merger agreement, which settlement, compromise, agreement or action, suit, claim, proceeding, order or investigation is settled in an amount and for consideration not in excess of $250,000 and that would not (i) impose any material restriction on the business of Pacific Continental or its subsidiaries or (ii) create adverse precedent for claims that are reasonably likely to be material to Pacific Continental or its subsidiaries;

•	other than as determined to be necessary or advisable by Pacific Continental in the good faith exercise of its discretion based on changes in market conditions, alter materially its interest rate or pricing fee or fee pricing policies with respect to depository accounts of any of its subsidiaries or waive any material fees with respect thereto;

•	except as required by applicable law or by a regulatory agency, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices or (ii) fail to follow in all material respects, Pacific Continental’s or its applicable subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk;

•	enter into any securitizations of any loans or create any special purpose funding or variable interest entity other than on behalf of clients;

•	invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

•	except for loans or commitments for loans that have been approved by Pacific Continental prior to the date of the merger agreement, without prior consultation with Columbia, (i) make any loan or loan commitment to any person which would, when aggregated with all outstanding loans or loan commitments or any renewals or extensions thereof made to such person and any affiliate or immediate family member of such person exceed $5,000,000 or (ii) purchase or sell any loan or loan participation in excess of $5,000,000, in each case, without first submitting a copy of the loan write up containing the information customarily submitted to the loan committee of Pacific Continental Bank, to the chief credit officer of Columbia two full business days prior to taking such action; provided, that, if Columbia objects in writing to such loan or loan commitment or such purchase or sale within two full business days after receiving such loan write up, Pacific Continental obtains the approval of a majority of the members of the loan committee of Pacific Continental Bank prior to making such loan or loan commitment or such purchase or sale;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $50,000 individually or $150,000 in the aggregate;

•	pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement with, any of its officers or directors or any of their family members, or any affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than loans originated in the ordinary course of business and, in the case of any such arrangements or agreements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to the merger agreement;

•	take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of Pacific Continental’s representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time of the first merger, (ii) any of the closing conditions to the first merger not being or becoming not capable of being satisfied or (iii) a material violation of any provision of the merger agreement, except as may be required by applicable law;

•	make or change any tax election, change or consent to any change in Pacific Continental’s or its subsidiaries’ method of accounting for tax purposes (except as required by applicable tax law), settle or compromise any tax liability, claim or assessment, in each case in a material amount, enter into any closing agreement, waive or extend any statute of limitations with respect to taxes, surrender any right to claim a refund for taxes or file any amended tax return; or

•	agree to take, make any commitment to take or adopt any resolutions of the Pacific Continental board of directors in support of, any of the above prohibited actions.

Columbia has agreed to a more limited set of restrictions on its business prior to the completion of the first merger. Specifically, Columbia has agreed that prior to the effective time of the first merger, except as expressly permitted by the merger agreement, it will not, and will not permit its subsidiaries to, except as may be required by applicable law or policies imposed by any governmental entity, without the prior written consent of Pacific Continental (which will not be unreasonably withheld):

•	take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the merger agreement; or

•	take, or omit to take, any action that is reasonably likely to result in any of the conditions to the first merger not being or becoming not being capable of being satisfied.

Regulatory Matters

Columbia and Pacific Continental have agreed to reasonably promptly prepare and use their commercially reasonable efforts to file with the SEC on or prior to February 23, 2017, and in any event as soon as reasonably practicable thereafter, a registration statement on Form S-4, in which this joint proxy statement/prospectus is included. Each of Columbia and Pacific Continental has agreed to use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Pacific Continental and Columbia agreed to then mail or deliver the joint proxy statement/prospectus to their respective shareholders. Columbia also agreed to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by the merger agreement, and Pacific Continental agreed to furnish all information concerning Pacific Continental and the holders of Pacific Continental common shares as may be reasonably requested in connection with any such action.

Columbia and Pacific Continental have agreed to cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the mergers and the other transactions contemplated by the merger agreement as soon as reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or governmental entities. Columbia agreed to use its commercially reasonable efforts to make all initial requisite regulatory filings on or before February 23, 2017, and in any event as soon as reasonably practicable thereafter (other than any notice to the Federal Reserve under its regulations, which will be filed in accordance with the timing contemplated by such regulations). Pacific Continental and Columbia have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to Pacific Continental or Columbia (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement. In exercising this right, each of the parties has agreed to act reasonably and as promptly as practicable. Pacific Continental and Columbia will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the mergers and the other transactions contemplated by the merger agreement and each party will keep the other reasonably apprised of the status of matters relating to such approvals and the completion of the mergers and the other transactions contemplated by the merger agreement. Each party will consult with the other in advance of any meeting or conference with any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement.

Each of Columbia and Pacific Continental has agreed to furnish to the other, upon request, all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Columbia, Pacific Continental or any of their respective subsidiaries to any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement.

Each of Columbia and Pacific Continental has agreed to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under the merger agreement or under applicable laws to consummate and make effective the mergers, and the other transactions contemplated as promptly as practicable, including the satisfaction of the closing conditions set forth in the merger agreement.

Neither Columbia nor any of its subsidiaries are required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any permits, consents, approvals and authorizations of any governmental entities that would reasonably be likely, in each case following the effective time of the first merger (but regardless when the action, condition or restriction is taken or implemented), to have a material adverse effect on Columbia (measured on a scale relative to Pacific Continental), a material adverse effect on Pacific Continental or materially restrict or impose a material burden on Columbia or any of its subsidiaries (including, after the effective time of the first merger, Pacific Continental and its subsidiaries) in connection with the transactions contemplated by the merger agreement or with respect to the business or operation of Columbia or any of its subsidiaries (including, after the effective time of the first merger, Pacific Continental and its subsidiaries), which we refer to as a materially burdensome regulatory condition.

Each of Columbia and Pacific Continental will promptly advise the other upon receiving any communication from any governmental entity the consent or approval of which is required for consummation of the mergers and the other transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval may be materially delayed.

Shareholder Approval

Each party has agreed to convene a special meeting of its shareholders as soon as practicable after the Form S-4 is declared effective to consider and vote upon the proposals necessary to consummate the mergers, and each party has agreed to recommend to its shareholders that they approve such proposals. Pacific Continental may change its recommendation to its shareholders if, following receipt of a superior proposal (as defined below), the Pacific Continental board of directors concludes in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to result in a violation of its fiduciary duties under applicable law.

Nasdaq Listing

Columbia has agreed to file with Nasdaq any required notices or forms with respect to the Columbia common shares to be issued in the first merger.

Employee Matters

The merger agreement provides that for the period beginning on the effective time of the first merger and ending on the 18-month anniversary of the effective time of the first merger, Columbia will provide each employee who is actively employed by Pacific Continental and its subsidiaries on the closing date, while employed by Columbia or any of its subsidiaries following the effective time of the first merger, whom we refer to as a continuing employee, with: (i) base salary no less favorable than the base salary provided to such continuing employees immediately prior to the effective time of the first merger; (ii) annual cash bonus opportunities no less favorable than annual cash bonus opportunities provided by Columbia to similarly situated employees of Columbia; and (iii) employee benefits which, in the aggregate, are no less favorable than employee benefits provided by Columbia to similarly situated employees of Columbia, provided that until Columbia causes such continuing employees to participate in Columbia employee benefit plans, a continuing employee’s continued participation in a Pacific Continental employee benefit plan satisfies this provision.

From and after the effective time of the first merger, Columbia will honor and make the payments provided for, as required by the terms of, all written employment agreements and change in control agreements with employees of Pacific Continental or any of its subsidiaries in effect immediately prior to the closing date, subject to any limitations imposed under applicable law or by any regulatory authority. During the period commencing at the effective time of the first merger and ending on the 18-month anniversary of the effective time of the first merger, Columbia will provide each continuing employee who is not party to an individual employment, severance or change of control agreement at the time of his or her termination of employment whose employment is involuntarily terminated (other than under circumstances that constitute a termination for “cause”) with certain agreed upon severance payments and/or benefits.

Upon continuing employees’ enrollment in Columbia’s employee benefit plans, such continuing employees will, consistent with the merger agreement, become participants in all of Columbia’s employee benefit plans, practices, and policies on the same terms and conditions as similarly situated employees of Columbia. Without limiting the generality of the foregoing, prior service credit for each continuing employee’s service with Pacific Continental, except as expressly provided otherwise in the merger agreement, will be given by Columbia with respect to all Columbia retirement plans, employee benefit plans, practices and policies to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit. If any continuing employee becomes eligible to participate in any Columbia employee benefit plan, practice or policy that provides medical, hospitalization or dental benefits, Columbia will use commercially reasonably best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such Columbia employee benefit plan to be waived with respect to such continuing employee and his or her covered dependents to the extent such limitation would have been waived or satisfied under the employee benefit plan in which such continuing employee participated immediately prior to the effective time of the first merger, and (B) recognize for purposes of annual deductible and out-of-pocket limits under their health plans applicable to continuing employees, deductible and out-of-pocket expenses incurred by such continuing employee and his or her covered dependents under any Pacific Continental employee benefit plan on or prior to the closing date.

If requested in writing by Columbia at least 30 calendar days prior to the effective time of the first merger, Pacific Continental will take (or cause to be taken) all actions reasonably determined by Columbia to be necessary or appropriate to terminate, effective not later than the business day immediately prior to the effective time of the first merger, any Pacific Continental employee benefit plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. In the event that Columbia requests that such plan(s) be terminated, Pacific Continental will provide Columbia with evidence that such plan(s) has been terminated (the form and substance of which will be subject to review and approval by Columbia, approval of which will not be unreasonably withheld) not later than the business day immediately preceding the effective time of the first merger. Effective as of the effective time of the first merger, Columbia will have in effect a defined contribution plan that is qualified under Section 401(a) of the Code, which plan will accept the transfer of account balances (including promissory notes evidencing all outstanding loans) of each participant in the Pacific Continental savings plan as of the closing date.

From and after the date of the merger agreement, prior to making any written or oral communications to officers or employees of Pacific Continental or any of its subsidiaries pertaining to compensation, benefit or other employment-related matters that are affected by the transactions contemplated by the merger agreement, Pacific Continental will provide Columbia with a copy of the intended communication or talking points,

Columbia will have a reasonable period of time to review and comment on the communication, and Columbia and Pacific Continental will cooperate in providing any such mutually agreeable communication.

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time of the first merger, Columbia and the surviving corporation will indemnify and hold harmless each present and former director and officer of Pacific Continental and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable, documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the effective time of the first merger, including the transactions contemplated by the merger agreement, to the extent they are indemnified by Pacific Continental or its subsidiaries on the date of the merger agreement, to the fullest extent permitted under applicable law. Columbia and the surviving corporation have also agreed to advance expenses as incurred to the fullest extent permitted under applicable law, which will be repaid if it is ultimately determined that such person is not entitled to indemnification.

For a period of six years following the effective time of the first merger, Columbia or the surviving corporation will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Pacific Continental or any of its subsidiaries as of the effective time of the first merger (providing only for the Side A coverage where the existing policies also include Side B coverage for Pacific Continental) with respect to claims against such directors and officers arising from facts or events occurring before the effective time of the first merger (including the transactions contemplated by the merger agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to such persons as that coverage currently provided by Pacific Continental, except that Columbia or the surviving corporation is not required to expend in the aggregate for such six-year period, an amount in excess of 200% of the aggregate annual premiums paid as of the date of the merger agreement by Pacific Continental for any such insurance. If any such annual expense at any time would exceed that amount, then Columbia will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to that amount, and officers and directors of Pacific Continental may be required to make applications and provide customary representations and warranties to Columbia’s or the surviving corporation’s insurance carrier for the purpose of obtaining such insurance. Prior to the effective time of the first merger, and in lieu of the foregoing, Pacific Continental will use reasonable best efforts to purchase a six-year prepaid tail policy for directors’ and officers’ liability insurance on the terms described above and subject to certain other specifications agreed to by the parties, and fully pay for such policy prior to the effective time of the first merger, at an aggregate cost up to, but not exceeding 200% of the current annual premium for such insurance.

No Solicitation; Change in Board Recommendation

The merger agreement provides that neither Pacific Continental, its subsidiaries nor any of their respective officers, directors and employees will, and will cause its and its subsidiaries’ officers, directors, agents, representatives, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate any inquiries or the making of proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any acquisition proposal (as defined below) or otherwise facilitate any effort to attempt or make or implement an acquisition proposal. However, if at any time after the date of the merger agreement and prior to, but not after, obtaining the approval of the merger agreement by Pacific Continental shareholders, Pacific Continental receives an unsolicited bona fide acquisition proposal and the Pacific Continental board of directors concludes in good faith that such acquisition proposal constitutes, or is reasonably expected to result in, a superior proposal (as defined below), then Pacific Continental and its board of directors may, and may permit its subsidiaries and Pacific Continental’s and its subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the Pacific Continental board of directors concludes in good faith (after consultation with outside legal counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable law; provided that prior to providing any such nonpublic information or engaging in any such negotiations, Pacific Continental must have entered into a confidentiality agreement with such third party on terms no less restrictive in the aggregate to the counterparty than those contained in the confidentiality agreement between Pacific Continental and Columbia, and which expressly permits Pacific Continental to comply with its obligations pursuant to the merger agreement. Pacific Continental will immediately cease and cause to be terminated any activities, discussions or negotiations conducted on or before the date of the merger agreement with any persons other than Columbia with respect to any acquisition proposal and will use its reasonable best efforts, subject to applicable law, to (i) enforce any confidentiality or similar agreement relating to an acquisition proposal and (ii) within ten business days after the date of the merger agreement, request and confirm the return or destruction of any confidential information provided to any person (other than Columbia and its affiliates) pursuant to any such confidentiality or similar agreement. Pacific Continental must promptly (and in any event within 24 hours) advise Columbia following receipt of any acquisition proposal, of any discussions or negotiations that are sought to be initiated or continued or any request for nonpublic information or inquiry that would reasonably be expected to lead to any acquisition proposal and the substance thereof (including the identity of the person making such acquisition proposal), and keep Columbia promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of any such request, inquiry or acquisition proposal, or all amendments or proposed amendments thereto) on a current basis (it being understood that no such communications to Columbia will be deemed an adverse change of recommendation (as defined below)). Pacific Continental agrees that it will contemporaneously provide to Columbia any confidential or nonpublic information concerning Pacific Continental or any of its subsidiaries that may be provided to any other person in connection with any acquisition proposal which has not previously been provided to Columbia.

The term “acquisition proposal” means a tender or exchange offer, proposal for a merger, consolidation, sale of assets or other business combination involving Pacific Continental or any of its subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, Pacific Continental or any of its subsidiaries or any public announcement of a proposed plan or intention to do any of the foregoing or any agreements to engage in any of the foregoing, other than the transactions contemplated by the merger agreement and any sale of whole loans and securitizations in the ordinary course. The term “superior proposal” means an unsolicited bona fide written acquisition proposal that the Pacific Continental board of directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the first merger and the other transactions contemplated by the merger agreement and to be reasonably capable of being consummated on the terms proposed, (i) after receiving the advice of its financial advisors (who must be a nationally recognized investment banking or financial advisory firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law, and after taking into account any amendment or modification to the merger agreement agreed to by Columbia; provided that for purposes of the definition of superior proposal, the references to “more than 15%” in the definition of acquisition proposal will be deemed to be references to “at least 50%.

None of the members of the Pacific Continental board of directors may, except as expressly permitted by the merger agreement, withdraw or materially and adversely modify his or her recommendation that Pacific Continental shareholders vote to approve the merger agreement, or recommend to Pacific Continental shareholders an acquisition proposal other than the first merger, which we refer to as an adverse change of recommendation, or cause or commit Pacific Continental to enter into any agreement or understanding other than the confidentiality agreement referred to above relating to any acquisition proposal made to Pacific Continental. Nevertheless, in the event that Pacific Continental receives an acquisition proposal that the Pacific Continental board of directors concludes in good faith constitutes a superior proposal, the Pacific Continental board of directors may make an adverse change of recommendation or terminate the merger agreement, if it concludes in good faith (after consultation with outside legal counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable law, as long as Pacific Continental gives Columbia prior written notice at least five business days before taking such action and during such five-business day period Pacific Continental negotiates in good faith with Columbia to enable Columbia to make an improved offer that is at least as favorable to the shareholders of Pacific Continental as such alternative acquisition proposal.

Representations and Warranties

The merger agreement contains representations and warranties made by Pacific Continental to Columbia relating to a number of matters, including the following:

•	corporate organization, qualification to do business and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

•	required regulatory consents, approvals and filings necessary in connection with the mergers;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the first merger;

•	the absence of certain changes or events;

•	compliance with applicable law, including the existence of orders, consent agreements or similar communications with governmental entities;

•	inapplicability of certain state takeover statutes;

•	employee benefit matters;

•	absence of knowledge of any reason why required regulatory approvals should not be obtained on a timely basis;

•	opinion from financial advisor;

•	accuracy of Pacific Continental information provided in this joint proxy statement/prospectus;

•	legal proceedings;

•	certain material contracts;

•	environmental matters;

•	tax matters;

•	absence of action or circumstance that would impede the first merger and subsequent merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	intellectual property matters;

•	real property matters;

•	insurance matters;

•	accounting and internal controls;

•	absence of derivative securities;

•	loan matters;

•	CRA compliance;

•	investment securities matters;

•	related party transactions;

•	labor matters; and

•	issues pertaining to Foundation Bancorp.

The merger agreement also contains representations and warranties made by Columbia to Pacific Continental relating to a number of matters, including the following:

•	corporate organization, qualification to do business and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

•	required regulatory consents, approvals and filings necessary in connection with the mergers;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the mergers;

•	the absence of certain changes or events;

•	compliance with applicable law, including the existence of orders, consent agreements or similar communications with governmental entities;

•	absence of knowledge of any reason why required regulatory approvals should not be obtained on a timely basis;

•	accuracy of Columbia information provided in this joint proxy statement/prospectus;

•	legal proceedings;

•	accounting and internal controls;

•	related party transactions; and

•	absence of action or circumstance that would impede the first merger and subsequent merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the merger agreement, a “material adverse effect” with respect to Pacific Continental or Columbia, as the case may be, means, with respect to any party, a material adverse effect on (a) the business, assets or deposit liabilities, properties, operations, condition (financial or otherwise) or results of operations of such party and its subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a material adverse effect will not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date of the merger agreement in applicable GAAP or regulatory accounting requirements generally affecting other companies in the banking industries in which such party and its subsidiaries operate, (B) changes after the date of the merger agreement in laws, rules or regulations of general applicability to companies of similar size in the banking industries in which such party and its subsidiaries operate or interpretations thereof, (C) changes after the date of the merger agreement in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting financial institutions generally, (D) changes after the date of the merger agreement in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and not specifically relating to such party or its subsidiaries, (E) a decline in the trading price of a party’s common shares or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the entry into or announcement of the merger agreement or the transactions contemplated by the merger agreement or the consummation of the transactions contemplated by the merger agreement, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by the merger agreement, except that effects attributable to or resulting from any of the changes, events, conditions or trends described in clauses (A), (B), (C), (D), (E) and (G) are not excluded to the extent of any disproportionate impact they have on such party and its subsidiaries, taken as a whole, as compared to other companies of similar size in the banking industry in which such party and its subsidiaries operate; or (b) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

The representations and warranties in the merger agreement do not survive the effective time of the first merger and, as described below under “Effect of Termination,” if the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, unless a party knowingly breached the merger agreement.

This summary and the copy of the merger agreement attached to this document as Appendix A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The merger agreement contains representations and warranties by Columbia and Pacific Continental, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. In reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of Columbia, Pacific Continental or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Columbia’s and Pacific Continental’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Columbia and Pacific Continental publicly file with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Conditions to the First Merger

Conditions to Each Party’s Obligations

The respective obligations of each of Columbia and Pacific Continental to complete the first merger are subject to the satisfaction of the following conditions:

•	receipt of each party’s respective shareholder approvals;

•	the effectiveness of the registration statement on Form S-4, of which this document is a part, and the absence of a stop-order suspending the effectiveness of the Form S-4 or any proceeding initiated or threatened by the SEC for that purpose; and

•	the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the mergers or the other transactions contemplated by the merger agreement.

Conditions to Obligations of Columbia and Merger Sub

The obligation of Columbia and Merger Sub to complete the first merger is also subject to the satisfaction, or waiver by Columbia and Merger Sub, at or prior to the effective time of the first merger, of the following conditions:

•	the accuracy of the representations and warranties of Pacific Continental as of the closing date, other than, in most cases, those failures to be true and correct that (disregarding any materiality, material adverse effect and similar qualifying terms), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on Pacific Continental, and the receipt by Columbia of an officer’s certificate to such effect;

•	performance in all material respects by Pacific Continental of the obligations required to be performed by it at or prior to the closing date, and the receipt by Columbia of an officer’s certificate to such effect;

•	the receipt of all requisite regulatory approvals of governmental entities, including the necessary regulatory approvals from the FDIC, Oregon Department of Consumer Business Services, the Washington State Department of Financial Institutions and the Federal Reserve, as well as the expiration of all statutory waiting periods in respect thereof and any other regulatory approvals set forth in the merger agreement the failure of which to be obtained would reasonably be expected to have a material adverse effect on Columbia or Pacific Continental, in each case required to consummate the transactions contemplated by the merger agreement, including the mergers and none of such consents, registrations, approvals, permits and authorizations contain any materially burdensome regulatory condition;

•	no occurrence since the date of the merger agreement of any event or circumstance that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect with respect to Pacific Continental; and

•	receipt by Columbia of an opinion of Sullivan & Cromwell LLP as to certain tax matters.

Conditions to Obligations of Pacific Continental

The obligation of Pacific Continental to complete the first merger is also subject to the satisfaction, or waiver by Pacific Continental, at or prior to the effective time of the first merger, of the following conditions:

•	the accuracy of the representations and warranties of Columbia as of the closing date, other than, in most cases, those failures to be true and correct that (disregarding any materiality, material adverse effect and similar qualifying terms), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on Columbia, and the receipt by Pacific Continental of an officer’s certificate to such effect;

•	performance in all material respects by Columbia of the obligations required to be performed by it at or prior to the closing date, and the receipt by Pacific Continental of an officer’s certificate to such effect;

•	the receipt of all requisite regulatory approvals, described in the third bullet above in “Conditions to Obligations of Columbia and Merger Sub”, which must remain in full force and effect and the expiration of all statutory waiting periods in respect thereof;

•	no occurrence since the date of the merger agreement of any event or circumstance that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect with respect to Columbia; and

•	receipt by Pacific Continental of an opinion of Pillsbury Winthrop Shaw Pittman LLP as to certain tax matters.

Termination; Termination Fee

The merger agreement may be terminated at any time prior to the effective time of the first merger, whether before or after approval of matters presented in connection with the first merger to the shareholders of Columbia and Pacific Continental:

•	by mutual written consent of Columbia and Pacific Continental;

•	by either Columbia or Pacific Continental, if a requisite regulatory approval is denied and such denial has become final and non-appealable, or if a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement;

•	by either Columbia or Pacific Continental, if the first merger has not closed by November 9, 2017, provided that, subject to certain conditions, such date may be extended to January 9, 2018, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•	by either Columbia or Pacific Continental, if there is a breach by the other party of any of its covenants, agreements, representations or warranties that would, individually or in the aggregate with other breaches by such party, result in the failure of a closing condition of the other party, and such breach is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement);

•	by either Columbia or Pacific Continental, if (a) Pacific Continental shareholders have not approved the merger agreement and the transactions contemplated thereby at the duly convened Pacific Continental special meeting or at any adjournment or postponement thereof, or (b) Columbia shareholders have not approved the issuance of Columbia common shares in the first merger at the duly convened Columbia special meeting or at any adjournment or postponement thereof, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the merger agreement;

•	by Columbia prior to obtaining Pacific Continental shareholder approval, in the event (a) Pacific Continental breaches in any material respect its non-solicitation obligations set forth in the merger agreement; (b) Pacific Continental or the Pacific Continental board of directors make an adverse change of recommendation; (c) at any time after the end of five business days following receipt of an acquisition proposal, the Pacific Continental board of directors fails to reaffirm its Pacific Continental board recommendation as promptly as practicable (but in any event within five business days) after receipt of any written request to do so by Columbia; or (d) a tender offer or exchange offer for Pacific Continental common shares is publicly disclosed (other than by Columbia or one of its affiliates) and either (i) the Pacific Continental board of directors recommends that its shareholders tender their shares in such tender or exchange offer, or (ii) within ten business days after the commencement of such tender or exchange offer, the Pacific Continental board of directors fails to recommend unequivocally against acceptance of such offer, which we refer to as a termination due to no Pacific Continental board recommendation;

•	by Pacific Continental prior to obtaining Pacific Continental shareholder approval, in order to enter into a definitive agreement providing for a superior proposal (provided that Pacific Continental is not in material breach of any of the terms of the merger agreement and Pacific Continental pays Columbia a termination fee in advance of or concurrently with such termination, as described below), which we refer to as a termination due to a superior proposal; or

•	by either Columbia or Pacific Continental immediately following the determination period, in the event that the Columbia average closing price for the determination period is less than $26.13 (with a proportionate adjustment in the event that outstanding Columbia common shares are changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the merger agreement and the end of the determination period); provided, however, if Columbia elects to exercise such termination right, Pacific Continental will have the option of reinstating the first merger by adjusting the exchange ratio to 0.6430 as may be adjusted for transaction expenses as described above, and adding to the merger consideration an amount in cash equal to $1.048 per share. If Pacific Continental makes such election then no termination will occur and the merger agreement will remain in full force and effect in accordance with its terms (except for the modifications to the merger consideration and the exchange ratio as described in the preceding sentence).

Pacific Continental must pay Columbia a termination fee of $18,7500,000 in the event that:

•	the merger agreement is terminated by Pacific Continental in order to enter into a definitive agreement providing for a superior proposal;

•	Columbia terminates the merger agreement due to no Pacific Continental board recommendation; or

•	any person has made an acquisition proposal, which proposal has been publicly announced, disclosed or proposed and not withdrawn, and: (1) thereafter the merger agreement is terminated (a) by either party pursuant to the termination provision for delay or pursuant to the termination provision for no approval by Pacific Continental shareholders or (b) by Columbia pursuant to the termination provision for breach, and (2) within 12 months after such termination of the merger agreement, an acquisition proposal is consummated or any definitive agreement with respect to an acquisition proposal is entered into (provided that references to “more than 15%” in the definition of acquisition proposal are deemed to be references to “at least 50%”).

Effect of Termination

If the merger agreement is validly terminated, the merger agreement will become void and have no effect, and none of Pacific Continental, Columbia, Merger Sub, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (i) the provisions of the merger agreement relating to confidentiality obligations of the parties, the termination fees, publicity and certain other technical provisions will continue in effect notwithstanding termination of the merger agreement and (ii) neither Pacific Continental nor Columbia will be relieved or released from any liabilities or damages arising out of its knowing breach of the merger agreement (which, in the case of Pacific Continental includes the loss to Pacific Continental’s shareholders of the economic benefits of the first merger).

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the first merger by the shareholders of Pacific Continental or Columbia, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the merger agreement by such shareholders, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time of the first merger, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or (c) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of a party to any extension or waiver must be in writing signed on behalf of such party. Any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Fees and Expenses

Except for the termination fee, as described elsewhere in this document, all fees and expenses incurred in connection with the mergers, the merger agreement and the transactions contemplated by the merger agreement (including costs and expenses of printing and mailing this document) will be paid by the party incurring such fees or expenses, whether or not the first merger is completed.

Related Agreements

Pacific Continental Voting and Non-Competition Agreements

Each member of the Pacific Continental board of directors has entered into a voting and non-competition agreement with Columbia and Pacific Continental pursuant to which such directors have agreed, until the earlier of the closing or the termination of the merger agreement in accordance with its terms, to vote his or her Pacific Continental common shares in favor of approval of (i) the merger agreement and the transactions contemplated thereby, (ii) any other matter that is required to facilitate the transactions contemplated by the merger agreement and (iii) any proposal to adjourn or postpone the Pacific Continental special meeting to a later date if there are not sufficient votes to approve the merger agreement. Such directors have also agreed to vote against any action or agreement submitted for approval to the shareholders of Pacific Continental that would (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Pacific Continental under the merger agreement, (ii) result in any of the conditions to the consummation of the first merger under the merger agreement not being fulfilled, (iii) be in competition with or opposition to the merger agreement or the first merger, (iv) be an acquisition proposal or (v) impair the ability of Columbia to complete the first merger, the ability of Pacific Continental to complete the first merger, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the merger agreement. The voting and non-competition agreements apply solely to the directors in their capacities as shareholders of Pacific Continental and do not prevent them from discharging their fiduciary duties with respect to their roles on the Pacific Continental board of directors. As of February 7, 2017, the directors who are parties to the voting and non-competition agreements have the right to vote, in the aggregate, 1,277,804 outstanding Pacific Continental common shares, which represents approximately 5.57% of the outstanding Pacific Continental common shares.

The voting and non-competition agreements also provide that the directors will not transfer (other than for estate planning or philanthropic purposes) the Pacific Continental common shares that they own until the earlier of the closing or the termination of the merger agreement in accordance with its terms.

The voting and non-competition agreements also prohibit the directors for a two-year period following the closing from (a) soliciting or attempting to solicit (i) any employees or independent contractors of Columbia, Pacific Continental or the combined company to participate in a competing business, (ii) any customers, business partners or joint venturers of Columbia, Pacific Continental or the combined company to transfer their business to a competing business or to reduce their business or cease conducting business with Columbia, Pacific Continental or the combined company or (iii) the termination of an employment or contractual relationship between Columbia, Pacific Continental or the combined company and any employee, independent contractor, customer, business partner or joint venturer, (b) hiring any employees who were then employed by the combined company or who were employed by Columbia or Pacific Continental prior to the effective time of the first merger, subject to certain exceptions or (c) in any other way interfering with or disrupting Columbia, Pacific Continental or the combined company’s relationship with any of its employees, independent contractors, customers, business partners or joint venturers.

Pursuant to the voting and non-competition agreements, Pacific Continental directors party thereto have agreed to tender their resignations from the Pacific Continental board of directors, subject to and effective upon the closing.

The voting and non-competition agreements terminate automatically in the event that the merger agreement is terminated in accordance with its terms.

Columbia Voting Agreement

Certain directors of Columbia have entered into voting agreements with Columbia and Pacific Continental pursuant to which such directors have agreed, until the earlier of the closing or the termination of the merger agreement in accordance with its terms, to vote their Columbia common shares in favor of: (i) approval of the issuance of Columbia common shares pursuant to the merger agreement; (ii) any other matter that is required to facilitate the issuance of Columbia common shares pursuant to the merger agreement; and (iii) any proposal to adjourn or postpone the Columbia special meeting to a later date if there are not sufficient votes to approve the issuance of Columbia common shares pursuant to the merger agreement. Such directors have also agreed to vote against any action or agreement submitted for approval to the shareholders of Columbia that would (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Columbia under the merger agreement, (ii) result in any of the conditions to the consummation of the first merger under the merger agreement not being fulfilled or (iii) impair the ability of Columbia to issue Columbia common shares pursuant to the merger agreement. The voting agreements apply solely to the directors in their capacities as shareholders of Columbia, and do not prevent them from discharging their fiduciary duties with respect to their roles on the Columbia board of directors. As of February 9, 2017, the directors who are parties to the voting agreement have the right to vote, in the aggregate, 552,581 outstanding Columbia common shares, which represents approximately 1.0% of the outstanding Columbia common shares.

The voting agreements also provide that the directors will not transfer (other than for estate planning or philanthropic purposes) the Columbia common shares that they own until the earlier of the closing or the termination of the merger agreement in accordance with its terms.

The voting agreements terminate automatically in the event that the merger agreement is terminated in accordance with its terms.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

This discussion addresses the material U.S. federal income tax consequences of the first merger and the subsequent merger to U.S. holders (as defined below) of Pacific Continental common shares. The discussion is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to Pacific Continental shareholders that hold their Pacific Continental common shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	investors in pass-through entities;

•	persons liable for the alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Pacific Continental common shares as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	retirement plans, individual retirement accounts or other tax-deferred accounts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	shareholders who acquired their Pacific Continental common shares through the exercise of a Pacific Continental option or Pacific Continental SAR, as a Pacific Continental RSU or as a Pacific Continental restricted stock award, or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds Pacific Continental common shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the mergers to them.

The actual tax consequences of the mergers to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the mergers in your particular circumstances, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax and any state, local or foreign and other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of the First Merger and the Subsequent Merger

It is a condition to Pacific Continental’s obligation to complete the first merger that Pacific Continental receives a written opinion of its counsel, Pillsbury, dated as of the closing date, to the effect that the first merger and the subsequent merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Columbia’s obligation to complete the first merger that Columbia receives an opinion of its counsel, Sullivan & Cromwell, dated as of the closing date, to the effect that the first merger and the subsequent merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on the assumption that the first merger and the subsequent merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, and on representation letters provided by Columbia and Pacific Continental to be delivered at the time of the closing. Those opinions will also be based on the assumption that the representations found in the representation letters are, as of the effective time of the first merger, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of Columbia and Pacific Continental. If any of the assumptions or representations upon which such opinions are based is inconsistent with the actual facts with respect to the first merger and the subsequent merger, the U.S. federal income tax consequences of the first merger and the subsequent merger could be adversely affected.

In addition, neither of the tax opinions given in connection with the first merger or in connection with the filing of this registration statement will be binding on the Internal Revenue Service. Neither Columbia nor Pacific Continental intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the first merger and the subsequent merger, and consequently, there is no guarantee that the Internal Revenue Service will treat the first merger and the subsequent merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming that the first merger and the subsequent merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code, and subject to the discussion below under the heading “—Alternative Consideration Scenario”, the material U.S. federal income tax consequences will be as follows:

•	no gain or loss will be recognized by Columbia or Pacific Continental as a result of the first merger and the subsequent merger;

•	no gain or loss will be recognized by U.S. holders who receive Columbia common shares in exchange for Pacific Continental common shares pursuant to the first merger (except for any gain or loss that may result from the receipt of cash in lieu of fractional Columbia common shares that the U.S. holders would otherwise be entitled to receive (as discussed below under “—Cash Received In Lieu of a Fractional Columbia Common Share”));

•	the aggregate basis of the Columbia common shares received in the first merger will be the same as the aggregate basis of the Pacific Continental common shares surrendered in the exchange, decreased by any basis attributable to fractional interests in Columbia common shares for which cash is received; and

•	the holding period of Columbia common shares received in exchange for Pacific Continental common shares will include the holding period of the Pacific Continental common shares surrendered in the exchange.

If a U.S. holder of Pacific Continental common shares acquired different blocks of Pacific Continental common shares at different times or at different prices, such holder’s basis and holding period may be determined with reference to each block of Pacific Continental common shares. Any such holder should consult its tax advisors regarding the manner in which Columbia common shares received in the exchange should be allocated among different blocks of Pacific Continental common shares and with respect to identifying the bases or holding periods of the particular Columbia common shares received in the first merger.

Cash Received In Lieu of a Fractional Columbia Common Share

A U.S. holder of Pacific Continental common shares who receives cash in lieu of a fractional Columbia common share will be treated as having received the fractional share pursuant to the first merger and then as having exchanged the fractional share for cash in a redemption by Columbia. As a result, a Pacific Continental shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the first merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Alternative Consideration Scenario

If the Columbia average closing price for the determination period falls below certain thresholds and certain other conditions are met (as described in more detail above under the headings “The Mergers—Terms of the Mergers—Merger Consideration”), holders of Pacific Continental common shares may receive cash consideration in addition to Columbia common shares. In such case, the material U.S. federal income tax consequences to the transaction would generally be the same as described above, except that:

•	A U.S. holder who receives Columbia common shares and cash (other than cash received in lieu of a fractional Columbia common share) in exchange for Pacific Continental common shares pursuant to the first merger, will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Columbia common shares received pursuant to the first merger over such U.S. holder’s adjusted tax basis in the Pacific Continental common shares surrendered in the exchange) and (2) the amount of cash received pursuant to the first merger (excluding any cash received in lieu of a fractional Columbia common share); and

•	The aggregate tax basis in the Columbia common shares received by a U.S. holder of Pacific Continental common shares in the first merger, including any fractional share interests deemed received and redeemed as described above, will equal such U.S. holder’s aggregate adjusted tax basis in the Pacific Continental common shares surrendered in the exchange, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by such U.S. holder (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange.

Information Reporting and Backup Withholding

A non-corporate U.S. holder may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash received in the first merger, including cash received in lieu of a fractional Columbia common share. Backup withholding generally will not apply, however, to such U.S. holders who:

•	furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the first merger and the subsequent merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of Columbia and Pacific Continental and have been prepared to illustrate the effects of the mergers involving Columbia and Pacific Continental under the acquisition method of accounting with Columbia treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Pacific Continental, as of the effective date of the mergers, will be recorded by Columbia at their respective fair values and the excess of the merger consideration over the fair value of Pacific Continental’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet as of September 30, 2016, is presented as if the mergers with Pacific Continental had occurred on September 30, 2016. The unaudited pro forma condensed combined income statements for the year ended December 31, 2015, and the nine months ended September 30, 2016, are presented as if the mergers had occurred on January 1, 2015. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the mergers and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed combined financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the mergers are completed. Adjustments may include, but not be limited to, changes in (i) Pacific Continental’s balance sheet through the effective time of the mergers; (ii) the aggregate value of merger consideration paid if the price of Columbia’s common shares varies from the assumed $43.31 per share; and (iii) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only. The unaudited pro forma condensed combined financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	Columbia’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2015, included in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	Pacific Continental’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2015, included in Pacific Continental’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	Columbia’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three and nine months ended September 30, 2016, included in Columbia’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016;

•	Pacific Continental’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three and nine months ended September 30, 2016, included in Pacific Continental’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016; and

•	other information pertaining to Columbia and Pacific Continental contained in or incorporated by reference into this joint proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of Columbia” and “Selected Historical Consolidated Financial Data of Pacific Continental” included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of September 30, 2016, presents the consolidated financial position giving pro forma effect to the following transactions as if they had occurred as of September 30, 2016:

•	the completion of Columbia’s acquisition of Pacific Continental, including the issuance of 14,535,729 Columbia common shares; and

•	the repayment of all junior subordinated debentures of Pacific Continental, including any repayment fee and accrued interest, totaling approximately $14 million.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2016*

	Columbia Historical	Pacific Continental Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
	(in thousands)
ASSETS
Cash and cash equivalents	$192,064	$107,172	$(28,572)	A	$270,664
Securities available for sale, at fair value	2,360,084	482,408	—		2,842,492
Federal Home Loan Bank stock, at cost	12,640	4,643	—		17,283
Loans held for sale	3,361	—	—		3,361
Loans, net of unearned income	6,259,757	1,806,736	(30,747)	B	8,035,746
Less: allowance for loan and lease losses	70,264	20,531	(20,531)	C	70,264

Loans, net	6,189,493	1,786,205	(10,216)		7,965,482
FDIC loss-sharing asset	3,592	—	—		3,592
Interest receivable	31,606	5,957	—		37,563
Premises and equipment, net	152,908	19,656	2,800	D	175,364
Other real estate owned	8,994	13,066	(2,300)	E	19,760
Goodwill	382,762	61,436	362,870	F	807,068
Other intangible assets, net	19,051	9,248	25,463	G	53,762
Other assets	230,199	49,269	5,720	H	285,188

Total assets	$9,586,754	$2,539,060	$355,765		$12,481,579

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$8,057,816	$2,162,633	$—		$10,220,449
Federal Home Loan Bank advances	66,502	45,500	—		112,002
Subordinated debentures	—	34,072	1,098	I	35,170
Junior subordinated debentures	—	11,272	(11,272)	J	—
Securities sold under agreements to repurchase	69,189	1,107	—		70,296
Other liabilities	116,512	8,005	12,868	K	137,385

Total liabilities	8,310,019	2,262,589	2,694		10,575,302
Commitments and contingent liabilities
Shareholders’ equity:
Preferred stock	2,217	—	—		2,217
Common stock	994,098	205,120	424,422	L	1,623,640
Retained earnings	263,915	66,112	(66,112)	M	263,915
Accumulated other comprehensive income	16,505	5,239	(5,239)	N	16,505

Total shareholders’ equity	1,276,735	276,471	353,071		1,906,277

Total liabilities and shareholders’ equity	$9,586,754	$2,539,060	$355,765		$12,481,579

*	See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statement of Income for the Nine Months Ended September 30, 2016*

	Columbia Historical	Pacific Continental Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
	(in thousands except per share amounts)
Interest Income
Loans	$216,923	$55,810	$4,612	O	$277,345
Taxable securities	25,834	5,551	—		31,385
Tax-exempt securities	8,397	1,435	—		9,832
Other	81	104	—		185

Total interest income	251,235	62,900	4,612		318,747
Interest Expense
Deposits	2,352	2,678	—		5,030
Federal Home Loan Bank advances	594	758	—		1,352
Other borrowings	407	738	—		1,145

Total interest expense	3,353	4,174	—		7,527

Net Interest Income	247,882	58,726	4,612		311,220
Provision for loan and lease losses	10,760	3,575	—		14,335

Net interest income after provision for loan and lease losses	237,122	55,151	4,612		296,885
Noninterest Income
Deposit account and treasury management fees	21,304	2,099	—		23,403
Card revenue	17,817	899	—		18,716
Financial services and trust revenue	8,347	—	—		8,347
Loan revenue	8,013	—	—		8,013
Merchant processing revenue	6,726	—	—		6,726
Bank owned life insurance	3,459	463	—		3,922
Investment securities gains, net	1,174	309	—		1,483
Change in FDIC loss-sharing asset	(2,197)	—	—		(2,197)
Impairment losses on investment securities (OTTI)	—	(19)	—		(19)
Other	1,109	1,726	—		2,835

Total noninterest income	65,752	5,477	—		71,229
Noninterest Expense
Compensation and employee benefits	112,086	23,084	—		135,170
Occupancy	26,044	3,404	54	P	29,502
Merchant processing expense	3,312	—	—		3,312
Advertising and promotion	3,878	1,492	—		5,370
Data processing	12,350	2,682	—		15,032
Legal and professional fees	5,366	2,321	—		7,687
Taxes, licenses, and fees	4,079	—	—		4,079
Regulatory premiums	2,985	848	—		3,833
Net benefit of operation of other real estate owned	(61)	(32)	—		(93)
Amortization of intangibles	4,526	418	3,983	Q	8,927
Merger related expense	—	3,745	—		3,745
Other	21,563	2,804	—		24,367

Total noninterest expense	196,128	40,766	4,037		240,931

Income before income taxes	106,746	19,862	575		127,183
Income tax provision	32,598	6,946	201	R	39,745

Net Income	$74,148	$12,916	$374		$87,438

Per Common Share
Earnings basic	$1.28	$0.65			$1.22
Earnings diluted	$1.28	$0.64			$1.22
Dividends declared per common share	$1.14	$0.33			$1.14
Weighted average number of common shares outstanding	57,173	19,941	(5,405)	S	71,709
Weighted average number of diluted common shares outstanding	57,183	20,096	(5,560)	T	71,719

*	See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended December 31, 2015*

	Columbia Historical	Pacific Continental Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
Interest Income	(in thousands except per share amounts)
Loans	$286,166	$65,694	$6,149	O	$358,009
Taxable securities	30,774	6,532	—		37,306
Tax-exempt securities	11,842	1,976	—		13,818
Federal funds sold and deposits in banks	109	34	—		143

Total interest income	328,891	74,236	6,149		409,276
Interest Expense
Deposits	2,977	3,314	—		6,291
Federal Home Loan Bank advances	474	885	—		1,359
Other borrowings	553	237	—		790

Total interest expense	4,004	4,436	—		8,440

Net Interest Income	324,887	69,800	6,149		400,836
Provision for loan and lease losses	8,591	1,695	—		10,286

Net interest income after provision for loan and lease losses	316,296	68,105	6,149		390,550
Noninterest Income
Deposit account and treasury management fees	28,451	2,644	—		31,095
Card revenue	22,690	1,029			23,719
Financial services and trust revenue	12,596	—			12,596
Loan revenue	10,932	—			10,932
Merchant processing revenue	8,975	—	—		8,975
Bank owned life insurance	4,441	592			5,033
Investment securities gains, net	1,581	672	—		2,253
Change in FDIC loss-sharing asset	(4,010)	—	—		(4,010)
Impairment losses on investment securities (OTTI)	—	(22)	—		(22)
Other	5,817	1,710	—		7,527

Total noninterest income	91,473	6,625	—		98,098
Noninterest Expense
Compensation and employee benefits	149,410	27,501	—		176,911
Occupancy	34,818	4,347	72	P	39,237
Merchant processing expense	4,204	—	—		4,204
Advertising and promotion	4,713	1,640	—		6,353
Data processing	17,421	3,259	—		20,680
Legal and professional fees	9,608	1,924	—		11,532
Taxes, licenses, and fees	5,395	—	—		5,395
Regulatory premiums	4,806	1,051	—		5,857
Net cost (benefit) of operation of other real estate owned	(1,629)	346	—		(1,283)
Amortization of intangibles	6,882	308	6,212	Q	13,402
Merger related expense	—	1,836			1,836
Other	30,521	3,678	—		34,199

Total noninterest expense	266,149	45,890	6,284		318,323

Income before income taxes	141,620	28,840	(135)		170,325
Income tax provision	42,793	10,089	(47)	R	52,835

Net Income	$98,827	$18,751	$(88)		$117,490

Per Common Share
Earnings basic	$1.71	$0.97			$1.64
Earnings diluted	$1.71	$0.97			$1.64
Dividends declared per common share	$1.34	$0.42			$1.34
Weighted average number of common shares outstanding	57,019	19,251	(4,715)	S	71,555
Weighted average number of diluted common shares outstanding	57,032	19,392	(4,856)	T	71,568

*	See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting giving effect to the mergers involving Columbia and Pacific Continental. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position had the mergers been consummated at September 30, 2016, or the results of operations had the mergers been consummated at January 1, 2015, nor is it necessarily indicative of the results of operation in future periods or the future financial position of the combined entities. For the historical income statements of Pacific Continental, amounts related to other real estate owned, which were historically reported in noninterest income by Pacific Continental, have been reclassified to noninterest expense to conform to the presentation in Columbia’s financial statements. The mergers, which are currently expected to be completed in mid-2017, provide for the issuance of 14,535,729 Columbia common shares and $14.6 million in cash (subject to adjustment based upon the effective time of the mergers). The value of a Pacific Continental share would be $27.85 based upon a Columbia average closing price of $43.31.

Under the acquisition method of accounting, the assets and liabilities of Pacific Continental will be recorded at the respective fair values on the closing date. The fair value on the closing date represents management’s best estimates based on available information and facts and circumstances in existence on the closing date. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the mergers are completed. Adjustments may include, but not be limited to, changes in (i) Pacific Continental’s balance sheet through the effective time of the mergers; (ii) the aggregate value of merger consideration paid if the price of Columbia’s common shares varies from the assumed $43.31 per share; and (iii) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both Columbia and Pacific Continental are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

The unaudited pro forma condensed combined statements of income include reclassifications of certain noninterest income amounts from those historically presented by Columbia. Specifically, fee revenue historically presented as ‘Service charges and other fees’ and certain fee revenue historically presented as ‘Other’ were reclassified to conform to the current presentation. Columbia made these presentation changes to provide additional information about its sources of noninterest income. There was no change to either historically reported total noninterest income or net income as a result of these reclassifications. Columbia retrospectively applied these reclassifications beginning with its Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2016. The following table provides a quantitative summary of the changes that were made to certain historical statements of income as presented in Columbia’s Annual Report on Form 10-K, for the year ended December 31, 2015 and incorporated by reference into this document.

	Years ended December 31,
	2015	2014
Historical presentation	(in thousands)
Noninterest Income
Service charges and other fees	$61,881	$55,555
Merchant services fees	$8,975	$7,975
Investment securities gains, net	$1,581	$552
Bank owned life insurance	$4,441	$3,823
Change in FDIC loss-sharing asset	$(4,010)	$(19,989)
Other	$18,605	$11,834

	$91,473	$59,750

	Years ended December 31,
	2015	2014
Historical presentation	(in thousands)
Reclassified presentation
Noninterest Income
Deposit account and treasury management fees	$28,451	$25,722
Card revenue	$22,690	$19,779
Financial services and trust revenue	$12,596	$11,585
Loan revenue	$10,932	$8,338
Merchant processing revenue	$8,975	$7,975
Bank owned life insurance	$4,441	$3,823
Investment securities gains, net	$1,581	$552
Change in FDIC loss-sharing asset	$(4,010)	$(19,989)
Other	$5,817	$1,965

	$91,473	$59,750

Note 2—Estimated Merger and Integration Costs

In connection with the mergers, the plan to integrate Columbia’s and Pacific Continental’s operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. Columbia and Pacific Continental are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems, supply chain methodologies, and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of Pacific Continental’s employees, vacating Pacific Continental’s leased premises, changing information systems, canceling contracts between Pacific Continental and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Pacific Continental. Additionally, as part of our formulation of the integration plan, certain actions regarding existing Columbia information systems, premises, equipment, benefit plans, supply chain methodologies, supplier contracts, and involuntary termination of personnel may be taken. Columbia expects to incur merger-related expenses including system conversion costs, employee retention and severance agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. We estimated the merger-related costs to be approximately $30.4 million and expect they will be incurred primarily in 2017.

Note 3—Estimated Annual Cost Savings

Columbia expects to realize $19.4 million in annual pre-tax cost savings following the mergers, which management expects to be phased-in over a two-year period, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all. These cost savings are not reflected in the presented pro forma financial information.

Note 4—Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 35% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

Balance Sheet

(dollars and shares in thousands)

A. Adjustments to cash and cash equivalents
To reflect cash used to purchase Pacific Continental.	$(14,572)
To reflect cash used to redeem Pacific Continental junior subordinated debentures.	(14,000)

$(28,572)

B. Adjustment to loans, net of unearned income

To reflect estimated fair value at closing date, calculated as 1.7% of the Pacific Continental loan balance. The fair value estimate was measured by Columbia utilizing an income approach. In this approach, the Pacific Continental loans held for investment were aggregated into pools with similar risk characteristics and pool-level cash flows were projected. Cash flow projection assumptions included, but were not limited to, expected loss and prepayment which were measured using migration analyses and available market data. The rates used to discount the cash flows took into account servicing costs, capital charges and market benchmark rates of similar collateral and loan purposes and were derived from recent originations, available market data and spread build-up approaches.

$(30,747)

C. Adjustment to allowance for loan and lease losses

To remove Pacific Continental allowance at closing date as the credit risk is contemplated in the fair value adjustment in adjustment B above.	$(20,531)

D. Adjustment to premises and equipment

To reflect estimated fair value of Pacific Continental properties at closing date. The estimated useful life of these properties is 39 years.	$2,800

E. Adjustment to other real estate owned

To reflect estimated fair value of Pacific Continental other real estate owned at closing date based on Columbia’s estimate of property values given current market conditions and additional discounts necessary to liquidate these properties.	$(2,300)

F. Adjustment to goodwill

To reverse Pacific Continental goodwill on the books.	$(61,436)

To reflect the goodwill associated with the Pacific Continental mergers.	424,306

$362,870

G. Adjustment to CDI, net

To reverse Pacific Continental CDI on the books.	$(9,248)

To record the estimated fair value of acquired identifiable intangible assets, calculated as 1.75% of Pacific Continental core deposits, based on Columbia’s recent acquisition experience. Core deposits were identified as the demand, savings and money market accounts. The acquired core deposit intangible will be amortized over 10 years using a sum-of-the-years-digits method.	34,711

$25,463

H. Adjustment to other assets

To reflect deferred tax asset created in the merger.	$5,720

Calculated as follows:
Adjustment to loans	(30,747)
Adjustment to allowance for loan and lease losses	20,531
Adjustment to other real estate owned	(2,300)
Adjustment to subordinated debentures	(1,098)
Adjustment to junior subordinated debentures	(2,728)

Subtotal for fair value adjustments	(16,342)

Calculated deferred tax asset at Columbia’s estimated statutory rate of 35%	$5,720

I. Adjustment to subordinated debentures

To reflect estimated fair value of Pacific Continental subordinated debentures at closing date.	$1,098

J. Adjustment to junior subordinated debentures

To reflect redemption of Pacific Continental junior subordinated debentures.	$(11,272)

K. Adjustments to other liabilities

To reflect reversal of straight-line lease liability.	$(402)
To reflect deferred tax liability created in the mergers.	13,270

$12,868

The deferred tax liability is calculated as follows:
Adjustment to straight-line lease liability	$402
Adjustment to premises and equipment	2,800
Adjustment to core deposit intangible, net	34,711

Subtotal for fair value adjustments	37,913

Calculated deferred tax liability at Columbia’s estimated statutory rate of 35%	$13,270

L. Adjustments to common shares

To eliminate historical Pacific Continental common shares.	$(205,120)
To reflect the issuance of Columbia common shares to Pacific Continental shareholders.	629,542

$424,422

M. Adjustment to retained earnings

To eliminate historical Pacific Continental retained earnings.	$(66,112)

N. Adjustment to accumulated other comprehensive income

To eliminate historical Pacific Continental accumulated other comprehensive income.	$(5,239)

Income Statements

(dollars and shares in thousands

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
O. Adjustment to loan interest income

To reflect accretion of loan discount resulting from loan fair value pro forma adjustment based on weighted average remaining life of five years.	$4,612	$6,149

P. Adjustment to occupancy

To reflect additional depreciation expense resulting from premises and equipment pro forma adjustment based on estimated useful life of 39 years using the straight line method.	$54	$72

Q. Adjustment to amortization of intangibles

To reflect amortization of acquired intangible assets based on amortization period of 10 years and using the sum-of-the-years-digits method of amortization.	$3,983	$6,212
R. Adjustment to income tax provision

To reflect the income tax effect of pro forma adjustments O—Q at Columbia’s estimated statutory tax rate of 35%.	$201	$(47)

S. Adjustment to weighted average number of common shares outstanding	(5,405)	(4,715)

Adjustment to nine months ended September 30, 2016 calculated as follows:

Removal of Pacific Continental weighted average number of common shares outstanding for the nine months ended September 30, 2016	(19,941)
Columbia shares issued to Pacific Continental shareholders	14,536

Adjustment to weighted average number of common shares outstanding for the nine months ended September 30, 2016	(5,405)
Adjustment to year ended December 31, 2015 calculated as follows:
Removal of Pacific Continental weighted average number of common shares outstanding for the year ended December 31, 2015	(19,251)
Columbia shares issued to Pacific Continental shareholders	14,536

Adjustment to weighted average number of common shares outstanding for the year ended December 31, 2015	(4,715)

T. Adjustmentto weighted average number of diluted common shares outstanding		(5,560)	(4,856)

Adjustment to nine months ended September 30, 2016 calculated as follows:
Removal of Pacific Continental weighted average number of diluted common shares outstanding for the nine months ended September 30, 2016	(20,096)
Columbia shares issued to Pacific Continental shareholders	14,536

		Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Adjustment to weighted average number of diluted common shares outstanding for the nine months ended September 30, 2016	(5,560)
Adjustment to year ended December 31, 2015 calculated as follows:
Removal of Pacific Continental weighted average number of diluted common shares outstanding for the year ended December 31, 2015	(19,392)
Columbia shares issued to Pacific Continental shareholders	14,536

Adjustment to weighted average number of diluted common shares outstanding for the year ended December 31, 2015	(4,856)

Note 5—Preliminary Purchase Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of approximately 14,535,729 Columbia common shares totaling approximately $629.5 million, as well as cash consideration of approximately $14.6 million. The mergers will be accounted for using the acquisition method of accounting; accordingly Columbia’s cost to acquire Pacific Continental will be allocated to the assets (including identifiable intangible assets) and liabilities of Pacific Continental at their respective estimated fair values as of the closing date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

September 30, 2016
(in thousands)
Total pro forma purchase price	$644,115

Fair value of assets acquired:
Cash and cash equivalents	$93,173
Securities available for sale at fair value	482,408
Federal Home Loan Bank stock at cost	4,643
Loans, net of unearned income	1,775,989
Interest receivable	5,957
Premises and equipment	22,456
Other real estate owned	10,766
Goodwill	424,306
Core deposit intangible	34,711
Other assets	54,989

Total assets acquired	$2,909,398
Fair value of liabilities assumed:
Deposits	$2,162,633
FHLB advances	45,500
Subordinated debt	35,170
Securities under agreement to repurchase	1,107
Other liabilities	20,873

Total liabilities assumed	2,265,283

Fair value of net assets acquired	$644,115

DESCRIPTION OF COLUMBIA’S CAPITAL STOCK

Columbia’s authorized capital stock consists of 115,000,000 common shares, no par value per share, and 2,000,000 preferred shares, no par value per share, of which 76,898 were designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A and 8,782 were designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series B.

Common Shares

General

The holders of Columbia common shares have one vote per share on all matters submitted to a vote of Columbia’s shareholders. There are no cumulative voting rights for the election of directors. Holders of common shares are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferences that may be applicable to any outstanding series of preferred stock. In the event of a liquidation, dissolution or winding up of Columbia, the holders of common shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred shares. Holders of Columbia common shares have no preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends

The holders of Columbia common shares are entitled to receive dividends declared by Columbia’s board of directors out of funds legally available therefor. Holders of preferred shares and debt securities, however, have a priority right to distributions and payment over Columbia common shares. Columbia’s ability to pay dividends basically depends on the amount of dividends paid by Columbia’s subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on Columbia’s subsidiaries by statute or regulation effectively may limit the amount of dividends Columbia can pay.

Columbia common shares are listed for trading on Nasdaq under the symbol “COLB.”

For additional information concerning Columbia’s common shares, see “Comparison of Certain Rights of Holders of Columbia and Pacific Continental Common Shares” below.

Preferred Shares

Under the Columbia articles, Columbia’s board of directors has the authority, without any further vote or action by Columbia’s shareholders, to issue 2,000,000 preferred shares.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF COLUMBIA AND PACIFIC

CONTINENTAL COMMON SHARES

General

Pacific Continental is incorporated under the laws of the State of Oregon and the rights of Pacific Continental shareholders are governed by the laws of the State of Oregon, the Pacific Continental articles and the Pacific Continental bylaws. As a result of the first merger, Pacific Continental shareholders will receive Columbia common shares and will become Columbia shareholders. Columbia is incorporated under the laws of the State of Washington and the rights of Columbia shareholders are governed by the laws of the State of Washington, the Columbia articles and the Columbia bylaws. Thus, following the first merger, the rights of Pacific Continental shareholders who become Columbia shareholders in the first merger will no longer be governed by the laws of the State of Oregon, the Pacific Continental articles and the Pacific Continental bylaws and instead will be governed by the laws of the State of Washington, as well as by the Columbia articles and the Columbia bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Columbia shareholders under the Columbia articles, the Columbia bylaws and Washington law (right column), and the rights of Pacific Continental shareholders under the Pacific Continental articles, Pacific Continental bylaws and Oregon law (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Columbia articles and Columbia bylaws, the Pacific Continental articles and Pacific Continental bylaws, the Oregon Revised Statutes, which we refer to as the ORS, and the Washington Business Corporation Act, which we refer to as the WBCA.

Pacific Continental	Columbia
Authorized Capital Stock

The Pacific Continental articles authorize the issuance of up to 50,000,000 Pacific Continental common shares and 20,000 preferred shares, each without par value. As of the record date, there were [●] Pacific Continental common shares and no preferred shares issued and outstanding. [●] Pacific Continental common shares are reserved for issuance upon exercise of outstanding Pacific Continental options, Pacific Continental RSUs and Pacific Continental SARs.	The Columbia articles authorize Columbia to issue 115,000,000 common shares, no par value per share, and 2,000,000 preferred shares, no par value per share. As of the record date, there were [●] Columbia common shares outstanding.

Voting Rights

The Pacific Continental articles provide that each holder of Pacific Continental common shares will have full voting rights, with each share entitling the holder thereof to one vote.	The Columbia bylaws provide that each holder of Columbia common shares will be entitled to one vote for each share held of record by such holder on all matters on which shareholders are generally entitled to vote.

Number of Directors

The Pacific Continental articles and the Pacific Continental bylaws provide that the number of directors will not be fewer than six nor more than 15, with the exact number determined from time to time by resolution of the Pacific Continental board of directors. The Pacific Continental board of directors currently has 13 directors.	The Columbia bylaws provide that the number of directors will not be fewer than five or more than 17, with the exact number to be fixed by resolution of the board of directors. Columbia’s board of directors currently has 11 directors.

Pacific Continental	Columbia
Removal of Directors

Oregon law provides that the shareholders of a corporation may remove directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. A director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director and only at a meeting called for the purpose of removing one or more directors. The meeting notice must state that the purpose or one of the purposes of the meeting is removal of the director.	Under the WBCA, a director may be removed from office with or without cause if the number of votes cast to remove the director exceeds the number cast not to remove the director at a special meeting called for the purpose of removing the director.

Filling Vacancies on the Board of Directors

Subject to Oregon law, vacancies on the Pacific Continental board of directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, at a meeting of the Pacific Continental board of directors after the vacancy occurs. Each director so elected and approved will hold office until the next shareholder meeting at which directors are elected and until such director’s qualified successor is elected and accepts office.	The Columbia bylaws provide that any vacancy occurring on the board may be filled by the affirmative vote of a majority of the remaining directors whether or not less than a quorum. If the vacant office was held by a director elected by holders of one or more authorized classes or series of shares, only the holders of those classes or series of shares are entitled to vote to fill the vacancy.

Shareholder Proposals and Nominations

Under the Pacific Continental bylaws, to properly place any action on the agenda for an annual meeting, a shareholder must deliver written notice of the proposal not less than 120 calendar days in advance of the anniversary of the date on which Pacific Continental’s proxy statement was mailed to shareholders for the preceding year’s annual meeting.

Each notice must set forth:

•    a brief description of the business desired to be brought before the meeting;

•    the name and address, as they appear on Pacific Continental’s books, of the shareholder proposing such business;

•    the class and number of shares of Pacific Continental which are owned beneficially by the shareholder;

•    any material interest of the shareholder in such business; and

•    any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Exchange Act in such

The Columbia bylaws provide for an advance notice procedure for shareholders to make nominations of candidates for election as directors, or to bring other business before an annual meeting of shareholders. Only persons who are nominated by, or at the direction of, Columbia’s board of directors, or by a shareholder who has given timely written notice to the corporate secretary prior to the meeting at which directors are to be elected, are eligible for election as directors of Columbia. The business to be conducted at an annual meeting is limited to business brought before the meeting by, or at the direction of, the Columbia board of directors or by a shareholder who has given timely written notice to the secretary of his or her intention to bring such business before such meeting.

Notice of a shareholder nomination or other business to be brought before an annual meeting will be timely only if it is delivered to Columbia no earlier than the 150th day and no later than the 120th day prior to the first anniversary of the preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice

Pacific Continental	Columbia
shareholder’s capacity as a proponent of a shareholder proposal.

must be delivered not earlier than the close of business on the 150th day prior to the date of such annual meeting and not later than the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, within ten days after the first public disclosure of the date of the annual meeting.

A shareholder’s notice proposing to nominate a person for election as a director must contain specified information, including, without limitation:

•    the identity and address of the nominating shareholder;

•    the identity and address of each person to be nominated;

•    a representation that such shareholder is a holder of record of shares of Columbia entitled to vote at such meeting and intends to appear at the meeting in person or by proxy to nominate the person or persons specified in the notice as directors;

•    a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons pursuant to which the nomination or nominations are to be made by such shareholder;

•    a description of ownership of shares and derivative securities and any transactions related to such shares and derivative securities;

•    such other information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee;

•    a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made; and

•    the consent of each proposed nominee to serve as a director of the corporation if so elected.

Pacific Continental	Columbia

A shareholder’s notice relating to the conduct of business other than the nomination of directors must contain specified information about that business and about the proposing shareholder, including, without limitation:

•    a brief description of the business the shareholder proposes to bring before the meeting;

•    the name and address of the shareholder;

•    a description of ownership of shares and derivative securities and any transactions related to such shares and derivative securities; and

•    any material interest of the shareholder in the business so proposed.

Voting Rights in an Extraordinary Transaction

In addition to the provisions described below in “Anti-Takeover Provisions and Other Shareholder Protections,” Oregon law requires that a plan of merger be approved by a majority of votes entitled to be cast by shareholders.	In accordance with the WBCA, the Columbia articles impose heightened shareholder requirements for certain Business Combinations (as defined in the Columbia articles). These provisions are described below under “Anti-Takeover Provisions and Other Shareholder Protections.”

Anti-Takeover Provisions and Other Shareholder Protections

Oregon law prohibits, except under certain circumstances, a “business combination” (defined broadly to include mergers or consolidations, certain sales, sales of assets, liquidation or dissolution and other specified transactions) between a corporation and an “interested shareholder” (defined generally as a person or group that directly or indirectly controls, or has the right to control, the voting or disposition of 15% or more of outstanding voting stock) within three years of the shareholder becoming an interested shareholder.

A business combination between a corporation and an interested shareholder is prohibited unless (1) prior to the date the person became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested shareholder, (2) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee

Washington law prohibits corporations that have a class of voting stock registered under the Exchange Act, such as Columbia, from engaging in any “Significant Business Transaction” (defined to include mergers or consolidations, certain sales, termination of 5% or more of a corporation’s employees, sales of assets, liquidation or dissolution and other specified transactions) with a person or group that beneficially owns ten percent or more of a corporation’s outstanding voting stock, which we refer to as an acquiring person, for a period of five years after such person or group becomes an acquiring person, unless the Significant Business Transaction or the acquisition by which such person became an acquiring person is approved prior to the time the person became an acquiring person by a majority vote of the board of directors, or the Significant Business Combination is approved by a majority vote of the board of directors and approved at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting shares (excluding shares beneficially owned by or under the voting control of the acquiring person).

Pacific Continental	Columbia

stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (3) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

The Oregon Control Share Act, codified at ORS Sections 60.801 through 60.816, restricts a shareholder’s ability to vote shares acquired in certain transactions not approved by the board of directors that cause the acquiring person to gain control of a voting position exceeding one-fifth, one-third, or one-half of the votes entitled to be cast in an election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the shareholders. If the acquiror’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

The Columbia articles include certain provisions that could make more difficult the acquisition of Columbia by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) certain non-monetary factors that the Columbia board of directors may consider when evaluating a takeover offer, and (ii) a requirement that any “Business Combination” (as defined in the Columbia articles) be approved by the affirmative vote of not less than 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined in the Columbia articles), unless certain conditions are met, including that a majority of the Continuing Directors (as defined in the Columbia articles) has approved the transaction or certain other conditions concerning (among other things) non-discrimination among shareholders and receipt of fair value are satisfied.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Columbia (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for a shareholder to obtain control or selling authorized but unissued shares to friendly third parties).

The Columbia articles allow the Columbia board of directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the Columbia articles allow the board of directors, in determining what is in the best interests of Columbia and its shareholders, to consider all relevant factors, including the social and economic effects on its employees, customers, suppliers and other constituents of Columbia and its subsidiaries and on the communities in which Columbia and its subsidiaries operate or are located.

The matters described above may have the effect of increasing the amount of time required for a person to acquire control of Columbia through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Columbia. This could deprive Columbia’s shareholders of opportunities to realize a premium for their Columbia common shares, even in

Pacific Continental	Columbia
circumstances where such action was favored by a majority of Columbia shareholders.

Indemnification of Directors and Officers

Under Oregon law, a corporation may indemnify a director for actions taken in good faith and which the director reasonably believed to be in the best interests of the corporation. In the case of a criminal proceeding, the director must not have had any reasonable cause to believe the conduct was unlawful. A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. Oregon law further provides for mandatory indemnification of officers and directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding. A corporation may indemnify officers to the same extent as directors.

The Pacific Continental articles grant a right to indemnification to any person who is, or is threatened to be made, a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, and whether by or in the right of Pacific Continental or its shareholders or by any other party, by reason of the fact that the person:

1)      is or was a director of Pacific Continental;

2)      is or was simultaneously both an officer and director of Pacific Continental;

3)      while not principally employed by Pacific Continental or any subsidiary at least 80% of which is controlled by Pacific Continental, is or was a director or manager of an at least 80% controlled subsidiary of Pacific Continental; or

4)      for any person identified in (1) through (3) above, was or is serving at the request of Pacific Continental or any subsidiary at least 80% of which is controlled by Pacific Continental as a director, officer, manager, partner, trustee, employee or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust or other enterprise or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of Pacific Continental or of any

Sections 23B.08.500 through 23B.08.603 of the WBCA contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if: (i) the individual acted in good faith; and (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, the individual must not have had any reasonable cause to believe the conduct was unlawful.

A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. Washington law provides for mandatory indemnification of directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding. A corporation may indemnify officers to the same extent as directors.

Washington law permits a director of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. Washington law further provides that a corporation may, if authorized by its articles of incorporation or a bylaw or resolution adopted or ratified by the shareholders, provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The Columbia articles provide, among other things, for the indemnification of directors, and authorize the

Pacific Continental	Columbia

employer in which it has an ownership interest, against judgments, penalties or penalty taxes, fines, settlements (even if paid or payable to Pacific Continental or its shareholders or to an at least 80% controlled subsidiary of Pacific Continental) and reasonable expenses, including attorneys’ fees, actually incurred in connection with such action, suit or proceeding unless the liability and expenses were on account of conduct determined by a court having jurisdiction and from which there is no further right to appeal to involve acts or omissions involving intentional misconduct or a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property or services to which the person is not legally entitled, an unlawful distribution under the Oregon Bank Act and conduct for which the person is adjudged liable to Pacific Continental.

The Pacific Continental articles provide that reasonable expenses, including attorneys’ fees, incurred in connection with an action, suit or proceeding in which the individual is entitled to indemnification will be paid or reimbursed by Pacific Continental, upon request of such person, in advance of the final disposition of such action, suit or proceeding upon receipt by the corporation of a written, unsecured promise by the person to repay such amount if a court having jurisdiction and from which there is no further right of appeal has determined that the person is not eligible for indemnification. All expenses incurred by such person in connection with such action, suit or proceeding will be considered reasonable unless a court having jurisdiction, and from which there is no further right of appeal, has determined that they are unreasonable.

Notwithstanding the indemnification provisions above, the Pacific Continental articles provide that Pacific Continental will not indemnify any person for expenses incurred as a result of (1) any breach of the director’s duty of loyalty to Pacific Continental or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) any unlawful distribution; or (4) any transaction from which the director derived an improper personal benefit.

Notwithstanding the indemnification provisions above, Pacific Continental will provide indemnification and board of directors to pay reasonable expenses incurred by, or satisfy a judgment or fine against, a current or former director in connection with any legal liability incurred by the individual while acting for Columbia within the scope of his or her employment and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined to include intentional misconduct, a knowing violation of law, conduct violating Section 23B of the WBCA or participation in any transaction from which the person will receive a benefit in money, property or services to which that person is not legally entitled.

The Columbia articles also include a provision that limits the liability of directors from any personal liability to Columbia or its shareholders for conduct not to have been found egregious.

Pacific Continental	Columbia
advancement of expenses in connection with either an administrative proceeding or a civil action instituted by a federal banking agency to the extent permitted, and in the manner prescribed by the state or federal laws or regulations applicable to Pacific Continental, or any formal policies adopted by a regulatory agency having jurisdiction over Pacific Continental.

Amendments to Articles of Incorporation and Bylaws

Under Oregon law, an amendment to the articles of incorporation is generally approved if, upon approval by the board of directors and referral to the shareholders, a quorum exists and the votes cast favoring the amendment exceed the votes cast opposing the amendment, unless the amendment would create dissenters’ rights, in which case a majority of the votes entitled to be cast on the amendment is required to approve the amendment.

Under Oregon law, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or Oregon law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. A corporation’s shareholders may also amend or repeal the bylaws. The Pacific Continental bylaws are consistent with the statutory requirements.

The Pacific Continental bylaws may be altered, amended or repealed by a majority vote of the Pacific Continental board of directors at any regular meeting of the Pacific Continental board of directors or any special meeting called for that purpose.

Under the WBCA, the Columbia articles may be amended if (subject to certain exceptions if the board of directors determines that it has a conflict of interest) the amendment is recommended by the board of directors to the shareholders and approved upon the affirmative vote of the holders of a majority of Columbia’s outstanding voting stock. The provisions of the Columbia articles relating to Business Combinations (as defined in the Columbia articles) may not be amended or repealed without the affirmative vote of 66 2/3% of Columbia’s outstanding voting stock (excluding any shares owned by a Control Person). The Columbia board of directors may make certain amendments, as listed in the WBCA, to the Columbia articles without shareholder approval.

Under the WBCA, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or Washington law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. A corporation’s shareholders may also amend or repeal the bylaws.

The Columbia articles provide that the board of directors may, by a majority vote of the whole board of directors, amend the Columbia bylaws.

Dissenters’ Rights

Under Oregon law, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of, any of the following corporate acts (unless the shares were registered on a national securities exchange on the record date for the meeting of shareholders at which the corporate action giving rise to dissenters’ rights is to be	Under Washington law, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of, any of the following corporate acts: (i) consummation of a plan of merger to which the corporation is a party if shareholder approval is required and the shareholder is entitled to vote on the merger or if the corporation

Pacific Continental	Columbia

approved or, in certain cases, on the effective date of the merger or if the articles of incorporation provide otherwise):

•    consummation of a plan of merger to which the corporation is a party if shareholder approval is required and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent;

•    consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

•    consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, unless the sale is pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year;

•    an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it (a) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities or (b) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Oregon law;

•    any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

•    conversion to a non-corporate business entity.

is a subsidiary that is merged with its parent; (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (iii) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, unless the sale is pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year; (iv) an amendment of the articles of incorporation if the amendment effects the redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; (v) an election by a corporation to become or cease to become a social purpose corporation, which has become effective, to which the corporation is a party if shareholder approval was required for the election; (vi) an amendment of a social purpose corporation’s articles of incorporation that would materially change a purpose of the corporation; (vii) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or (viii) a plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (a) the shareholder was entitled to vote on the plan, and (b) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

INFORMATION CONCERNING COLUMBIA

General

Headquartered in Tacoma, Washington, Columbia is the holding company of Columbia Bank, a Washington state-chartered full service commercial bank. As of December 31, 2016, Columbia had 143 banking offices, including 73 branches in Washington State, 56 branches in Oregon and 14 branches in Idaho. As of September 30, 2016, Columbia had total assets of approximately $9.59 billion, total net loans receivable and loans held for sale of approximately $6.19 billion, total deposits of approximately $8.06 billion and approximately $1.28 billion in shareholders’ equity.

Columbia’s principal office is located at 1301 “A” Street, Tacoma, Washington 98402, and its telephone number at that location is (253) 305-1900. Columbia’s internet address is www.Columbiabank.com. The information provided on the Columbia website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about Columbia is included in documents incorporated by reference in this document. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Columbia’s goal is to be the leading Pacific Northwest regional community banking company while consistently increasing earnings and shareholder value. Its business strategy is to provide customers with the financial sophistication and product depth of a regional banking company while retaining the appeal and service level of a community bank. Columbia continually evaluates its existing business processes while focusing on maintaining asset quality and balanced loan and deposit portfolios, building a strong core deposit base, expanding total revenue and controlling expenses in an effort to increase its return on average equity and gain operational efficiencies. Columbia believes that, as a result of its strong commitment to highly personalized, relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, banking officers and branch personnel, it is well positioned to attract and retain new customers and to increase its market share of loans, deposits, investments and other financial services. Columbia is committed to increasing market share in the communities it serves by continuing to leverage its existing branch network, adding new branch locations and considering business combinations that are consistent with its expansion strategy throughout the Pacific Northwest.

Columbia’s common shares are traded on Nasdaq under the symbol “COLB”. Financial and other information relating to Columbia is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of Columbia, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in Columbia’s 10-K and in its proxy statement for its 2015 annual meeting of shareholders. See “Documents Incorporated by Reference.”

INFORMATION CONCERNING PACIFIC CONTINENTAL

General

Headquartered in Eugene, Oregon, Pacific Continental is the holding company of Pacific Continental Bank, an Oregon state-chartered commercial bank, with deposits insured by the FDIC. At December 31, 2016, Pacific Continental Bank had 15 banking offices in Oregon and Washington and two loan production offices. Pacific Continental has established one of the most unique and attractive metropolitan branch networks in the Northwest with offices in three of the region’s largest markets, Seattle, Portland and Eugene. Pacific Continental targets the banking needs of community-based businesses, health care professionals, professional service providers and nonprofit organizations. At September 30, 2016, Pacific Continental had $2.54 billion in total assets, $1.79 billion in net loans and $2.16 billion in total deposits.

Pacific Continental common shares are traded on Nasdaq under the symbol “PCBK.” Financial and other information relating to Pacific Continental is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of Pacific Continental, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in Pacific Continental’s Annual Report on Form 10-K and in its proxy statement for its 2016 annual meeting of shareholders.

Pacific Continental’s principal office is located at 111 West 7th Avenue, Eugene, Oregon 97401, and its telephone number at that location is (541) 686-8685. Pacific Continental’s internet address is www.therightbank.com. The information provided on the Pacific Continental website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference.

Additional information about Pacific Continental is included in documents incorporated by reference to this joint proxy statement/prospectus. See “Where You Can Find More Information” and “Documents Incorporated by Reference” included elsewhere in this joint proxy statement/prospectus.

INFORMATION CONCERNING MERGER SUB

Merger Sub will be an Oregon corporation and a wholly owned subsidiary of Columbia when it is formed. Merger Sub will be incorporated for the sole purpose of effecting the first merger. Merger Sub will not have conducted any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement.

Merger Sub’s principal address will be 1301 “A” Street, Tacoma, Washington 98402, and its telephone number at that location will be (253) 305-1900.

COLUMBIA SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place

The special meeting of shareholders of Columbia will be held on [●], 2017, at [●] local time, at 1301 “A” Street, Suite 800, Tacoma, Washington 98402.

Purpose

At the Columbia special meeting, shareholders of Columbia will:

•	consider and vote upon a proposal to approve the issuance of Columbia common shares in the first merger; and

•	consider and vote upon a proposal to approve one or more adjournments of the Columbia special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Columbia share issuance proposal.

Columbia Share Issuance Proposal

The merger agreement between Columbia and Pacific Continental provides that Columbia will issue a total of approximately 14,535,729 Columbia common shares. Under the Nasdaq Listing Rules a company listed on Nasdaq is required to obtain shareholder approval prior to the issuance of common stock or securities convertible into or exercisable for common stock, in connection with the acquisition of stock, or assets of another company if the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock, or the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. If the first merger is completed, the number of Columbia common shares issued will exceed 20% of the Columbia common shares outstanding before such issuance. Accordingly, Columbia must obtain the approval of Columbia shareholders for the issuance of Columbia common shares in connection with the first merger.

Columbia Adjournment Proposal

If, at the Columbia special meeting, the number of Columbia common shares present or represented by proxy and voting in favor of the Columbia share issuance proposal is insufficient to approve such proposal, Columbia intends to move to adjourn the Columbia special meeting in order to solicit additional proxies for such proposal.

In this proposal, Columbia is asking its shareholders to authorize the holder of any proxy solicited by the Columbia board of directors to vote in favor of granting discretionary authority to proxy holders to adjourn the Columbia special meeting to another time and/or place for the purpose of soliciting additional proxies. If Columbia shareholders approve the Columbia adjournment proposal, Columbia could adjourn the Columbia special meeting and any adjourned session of the Columbia special meeting and use the additional time to solicit additional proxies.

Columbia does not intend to call a vote on this proposal if the Columbia share issuance proposal has been approved at the Columbia special meeting.

Recommendations of the Columbia Board of Directors

The Columbia board of directors recommends that Columbia shareholders vote “FOR” the approval of the Columbia share issuance proposal and “FOR” approval of the Columbia adjournment proposal.

Record Date and Quorum

The Columbia board of directors has fixed [●], 2017, as the record date for determining the holders of Columbia common shares entitled to notice of and to vote at the Columbia special meeting. At the close of business on [●], 2017, there were [●] Columbia common shares issued and outstanding, held by approximately [●] holders of record. Holders of record of Columbia common shares on the record date are entitled to one vote per share.

Each of the directors of Columbia has agreed to vote all shares held or controlled by him or her in favor of approval of the Columbia share issuance proposal. As of February 9, 2017, a total of 552,081 outstanding shares, or 1.0% of the outstanding Columbia common shares, are covered by the Columbia voting agreements. See “The Merger Agreement—Related Agreements.”

The representation (in person or by proxy) of holders of at least a majority of the shares entitled to vote at the Columbia special meeting constitutes a quorum for action at the Columbia special meeting. All Columbia common shares present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Columbia special meeting.

Required Vote

Columbia Share Issuance Proposal

In accordance with the Columbia bylaws, the number of votes cast favoring the Columbia share issuance proposal must exceed the number of votes cast opposing the Columbia share issuance proposal to approve the Columbia share issuance proposal.

Columbia Adjournment Proposal

In accordance with the Columbia bylaws, the number of votes cast favoring the Columbia adjournment proposal must exceed the number of votes cast opposing the Columbia adjournment proposal to approve the Columbia adjournment proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Columbia special meeting, an abstention occurs when a Columbia shareholder attends the Columbia special meeting, either in person or by proxy, but abstains from voting. For purposes of the Columbia share issuance proposal and the Columbia adjournment proposal, if a Columbia shareholder present in person at the Columbia special meeting abstains from voting, responds by proxy with an “abstain” vote or is not present in person at the Columbia special meeting and does not respond by proxy, it will have no effect on the vote on these proposals.

How to Vote

If you own Columbia common shares in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your Columbia common shares. An owner of record has four voting options:

Internet

You can vote over the Internet by accessing www.proxyvote.com. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the website and follow the instructions to vote.

Telephone

You can vote on any touch-tone telephone by calling 1-800-690-6903. Telephone voting is available 24 hours a day. Have your proxy card in hand when you call and follow the instructions to vote.

Mail

You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this document.

In Person

You may attend the Columbia special meeting and cast your vote in person. The Columbia board of directors recommends that you vote by proxy even if you plan to attend the Columbia special meeting.

The internet and telephone proxy procedures are designed to authenticate shareholder identification, to allow shareholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your Columbia common shares will not affect your right to vote in person if you decide to attend the Columbia special meeting.

Shares Held in Street Name

If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Columbia or by voting in person at the Columbia special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Brokers, banks or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the applicable shareholders meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal.

If you are a Columbia shareholder, and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the Columbia share issuance proposal or the Columbia adjournment proposal, which broker non-votes will have no effect on the vote on these proposals.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•	by notifying Columbia’s Corporate Secretary at 1301 “A” Street, Tacoma, Washington 98402, stating that you are revoking your proxy by written notice that bears a date later than the date of your proxy and that Columbia receives prior to the Columbia special meeting and that states that you revoke your proxy;

•	by voting again using the telephone or internet voting procedures;

•	by signing another Columbia proxy card bearing a later date and mailing it so that Columbia receives it prior to the Columbia special meeting; or

•	by attending the Columbia special meeting and voting in person, although attendance at the Columbia special meeting alone will not, by itself, revoke a proxy.

If you choose the first method, you must take the described action no later than the beginning of the Columbia special meeting. If you choose the second method, you must take the described action no later than 11:59 p.m. Eastern Time on the day before the Columbia special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Columbia special meeting.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Attending the Columbia Special Meeting

The Columbia special meeting will be held at 1301 “A” Street, Suite 800, Tacoma, Washington 98402, at [●] Pacific Time, on [●], 2017. Subject to space availability, all shareholders of Columbia as of the Columbia record date, or their duly appointed proxies, may attend the Columbia special meeting. Since seating is limited, admission to the Columbia special meeting will be on a first-come, first served basis. Registration and seating will begin at [●] Pacific Time.

Please bring proper identification, together with proof that you are a record owner of Columbia common shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned common shares of Columbia on the record date. You should also bring valid picture identification.

Solicitation of Proxies

Columbia is soliciting proxies for the Columbia special meeting on behalf of the Columbia board of directors. Columbia will bear the cost of soliciting proxies from its shareholders. In addition to using the mails, Columbia may solicit proxies by personal interview, telephone and facsimile. Banks, brokerage houses, other institutions, nominees and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Columbia does not expect to pay any compensation for the solicitation of proxies. However, Columbia will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Delivery of Proxy Materials To Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of Columbia sharing an address unless Columbia has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Columbia Investor Relations, P.O. Box 2156 MS 3100, Tacoma, Washington 98402, (253)-305-1965, Columbia will deliver promptly a separate copy of this document to a shareholder at a shared address to which a single copy of the document was delivered.

COLUMBIA PROPOSALS

Columbia Share Issuance Proposal

As discussed throughout this joint proxy statement/prospectus, Columbia is asking its shareholders to approve the issuance of Columbia common shares in connection with the first merger. Holders of Columbia common shares should carefully read this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the mergers. In particular, holders of Columbia common shares are directed to the merger agreement, a copy of which is attached as Appendix A to this document.

The Columbia board of directors recommends a vote “FOR” the Columbia share issuance proposal.

Columbia Adjournment Proposal

The Columbia special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Columbia special meeting to approve the Columbia share issuance proposal.

If, at the Columbia special meeting, the number of Columbia common shares present or represented and voting in favor of the Columbia share issuance proposal is insufficient to approve the Columbia share issuance proposal, Columbia intends to move to adjourn the Columbia special meeting in order to enable the Columbia board of directors to solicit additional proxies for approval of the merger agreement. In that event, Columbia will ask its shareholders to vote only upon the Columbia adjournment proposal, and not the Columbia share issue proposal.

In this proposal, Columbia is asking its shareholders to authorize the holder of any proxy solicited by the Columbia board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Columbia special meeting to another time and place for the purpose of soliciting additional proxies. If the Columbia shareholders approve the Columbia adjournment proposal, Columbia could adjourn the Columbia special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Columbia shareholders who have previously voted.

The Columbia board of directors recommends a vote “FOR” the Columbia adjournment proposal.

Other Matters to Come Before the Columbia Special Meeting

No other matters are intended to be brought before the Columbia special meeting by Columbia, and Columbia does not know of any matters to be brought before the Columbia special meeting by others. If, however, any other matters properly come before the Columbia special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

PACIFIC CONTINENTAL SPECIAL SHAREHOLDERS’ MEETING

Date, Time and Place

The Pacific Continental board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Pacific Continental common shares for use at the Pacific Continental special meeting.

Together with this joint proxy statement/prospectus, Pacific Continental is also sending you a notice of the Pacific Continental special meeting and a form of proxy that is solicited by the Pacific Continental board of directors. The Pacific Continental special meeting will be held at [●], at [●], Pacific Time, on [●], 2017. On or about [●], 2017, Pacific Continental commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the Pacific Continental special meeting.

Purpose

At the Pacific Continental special meeting, Pacific Continental shareholders will be asked to:

•	approve the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus;

•	approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Pacific Continental’s named executive officers that is based on or otherwise relates to the mergers, discussed under the section entitled “The Mergers—Interests of Pacific Continental’s Directors and Executive Officers in the Mergers” beginning on page [●]; and

•	approve one or more adjournments of the Pacific Continental special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal.

Recommendations of the Pacific Continental Board of Directors

The Pacific Continental board of directors recommends that you vote “FOR” the merger proposal, “FOR” the merger-related named executive officer compensation proposal and “FOR” the Pacific Continental adjournment proposal. See “The Mergers—Recommendations of the Pacific Continental Board of Directors and Reasons for the Mergers” on page [●].

Record Date and Quorum

The Pacific Continental board of directors has fixed the close of business on [●], 2017, as the record date for determining the holders of Pacific Continental common shares entitled to receive notice of and to vote at the Pacific Continental special meeting.

As of the Pacific Continental record date, there were [●] Pacific Continental common shares outstanding and entitled to vote at the Pacific Continental special meeting held by [●] holders of record. Each Pacific Continental common share entitles the holder to one vote at the Pacific Continental special meeting on each proposal to be considered at the Pacific Continental special meeting.

The directors of Pacific Continental have agreed to vote all of their Pacific Continental common shares in favor of approval of the merger agreement. As of February 7, 2017, a total of 1,277,804, or 5.57%, of the outstanding Pacific Continental common shares entitled to vote at the Pacific Continental special meeting are covered by such voting agreements. See “The Merger Agreement—Interests of Pacific Continental’s Directors and Executive Officers in the Mergers.”

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on each of the matters to be voted on at the Pacific Continental special meeting constitutes a quorum for action on that matter at the Pacific Continental special meeting. All Pacific Continental common shares present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Pacific Continental special meeting.

Required Vote

Required Vote to Approve the Merger Proposal

The affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding Pacific Continental common shares is required to approve the merger proposal.

Required Vote to Approve the Merger-Related Named Executive Officer Compensation Proposal

The merger-related named executive officer compensation proposal will be approved if the number of votes cast favoring the proposal exceeds the number of votes cast against it.

Required Vote to Approve the Pacific Continental Adjournment Proposal

The Pacific Continental adjournment proposal will be approved if the number of votes cast favoring the proposal exceeds the number of votes cast against it.

Treatment of Abstentions; Failure to Vote

For purposes of the Pacific Continental special meeting, an abstention occurs when a Pacific Continental shareholder attends the Pacific Continental special meeting, either in person or by proxy, but abstains from voting.

For the merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal.

For the merger-related named executive officer compensation proposal and the Pacific Continental adjournment proposal, an abstention or a failure to vote will have no effect on the outcome of the vote on each of these proposals.

How to Vote

Granting a proxy means that a Pacific Continental shareholder authorizes the persons named in the enclosed proxy card to vote his, her, or its shares at the Pacific Continental special meeting in the manner it directs. A Pacific Continental shareholder may vote by proxy or in person at the Pacific Continental special meeting. If you hold your Pacific Continental common shares in your name as a shareholder of record, to submit a proxy, you, as a Pacific Continental shareholder, may use one of the following methods:

•	By telephone: Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week by calling 1-800-652-8683. Have your proxy card handy when you call and follow the instructions.

•	Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week at www.investorvote.com/pcbk. Have your proxy card handy when you access the website and follow the instructions.

•	By mail: Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Pacific Continental requests that Pacific Continental shareholders vote by telephone, over the Internet or by completing and signing the accompanying proxy and returning it to Pacific Continental as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the Pacific Continental common shares represented by it will be voted at the Pacific Continental special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the Pacific Continental common shares represented by the proxy will be voted as recommended by the Pacific Continental board of directors. Unless a Pacific Continental shareholder checks the box on the proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the Pacific Continental special meeting.

If a Pacific Continental shareholder’s Pacific Continental common shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every Pacific Continental shareholder’s vote is important. Accordingly, each Pacific Continental shareholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the shareholder plans to attend the Pacific Continental special meeting in person.

Shares Held in Street Name

If you are a Pacific Continental shareholder and your shares are held in “street name” through a broker, bank or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Pacific Continental or by voting in person at the Pacific Continental special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold Pacific Continental common shares on behalf of their customers may not give a proxy to Pacific Continental to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Pacific Continental shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal;

•	your broker, bank or other nominee may not vote your shares on the merger-related named executive officer compensation proposal, which broker non-votes will have no effect on the vote count for this proposal; and

•	your broker, bank or other nominee may not vote your shares on the Pacific Continental adjournment proposal, which broker non-votes will have no effect on the vote count for this purpose.

Revoking Your Proxy

A Pacific Continental shareholder has the power to change such shareholder’s vote at any time before such shareholder’s Pacific Continental common shares are voted at the Pacific Continental special meeting by:

•	sending a notice of revocation to Pacific Continental’s corporate secretary at 111 West 7th Avenue, Eugene, Oregon 97401, stating that you would like to revoke your proxy;

•	logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•	attending the Pacific Continental special meeting and voting in person if your Pacific Continental common shares are registered in your name rather than in the name of a broker, bank or other nominee.

If you choose either of the first two methods listed immediately above, you must take the described action no later than the beginning of the Pacific Continental special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Pacific Continental special meeting. If you have instructed a broker, bank or other nominee to vote your Pacific Continental common shares, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Attending the Pacific Continental Special Meeting

Subject to space availability, all Pacific Continental shareholders as of the record date, or their duly appointed proxies, may attend the Pacific Continental special meeting. Since seating is limited, admission to the Pacific Continental special meeting will be on a first-come, first-served basis. Registration and seating will begin at [●] Pacific Time.

If you hold your Pacific Continental common shares in your name as a shareholder of record and you wish to attend the Pacific Continental special meeting, please bring your proxy and evidence of your ownership of Pacific Continental common shares, such as your most recent account statement, to the Pacific Continental special meeting. You should also bring valid picture identification.

If your Pacific Continental common shares are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the Pacific Continental special meeting, you need to bring a copy of a bank or brokerage statement to the Pacific Continental special meeting reflecting your ownership of Pacific Continental common shares as of the record date. You should also bring valid picture identification.

Solicitation of Proxies

The cost of solicitation of proxies for the Pacific Continental special meeting will be borne by Pacific Continental. Pacific Continental will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Pacific Continental common shares. In addition to solicitations by mail, Pacific Continental directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Delivery of Proxy Materials to Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of Pacific Continental sharing an address unless Pacific Continental has previously received contrary instructions from one or more such shareholders. Shareholders who hold shares in “street name” can request further information on householding through their brokers, banks or other holders of record. On written or oral request to Georgeson, Inc., Pacific Continental’s proxy solicitor, at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, toll-free at (866) 357-4029, Georgeson, Inc. will deliver promptly a separate copy of this document to a shareholder at a shared address to which a single copy of the document was delivered.

PACIFIC CONTINENTAL PROPOSALS

Merger Proposal

As discussed throughout this document, Pacific Continental is asking its shareholders to approve the merger proposal. Holders of Pacific Continental common shares should read this document carefully in its entirety, including the appendices, for more detailed information concerning the merger agreement and the mergers. In particular, holders of Pacific Continental common shares are directed to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

The Pacific Continental board of directors recommends a vote “FOR” the merger proposal.

Merger-Related Named Executive Officer Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Pacific Continental is seeking non-binding, advisory shareholder approval of the compensation of Pacific Continental’s named executive officers that is based on or otherwise relates to the mergers as disclosed in “The Mergers—Interests of Pacific Continental’s Directors and Executive Officers in the Mergers” beginning on page [●] and “Merger-Related Compensation for Pacific Continental’s Named Executive Officers” beginning on page [●]. The proposal gives Pacific Continental’s shareholders the opportunity to express their views on the merger-related compensation of Pacific Continental’s named executive officers. Accordingly, Pacific Continental is requesting that shareholders adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Pacific Continental’s named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘The Mergers—Interests of Pacific Continental’s Directors and Executive Officers in the Mergers’ and ‘Merger-Related Compensation for Pacific Continental’s Named Executive Officers’ are hereby APPROVED.”

The vote on this proposal is a vote separate and apart from the vote to approve the merger agreement. Accordingly, you may vote not to approve this proposal on merger-related named executive officer compensation and vote to approve the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger proposal, or vice versa. Because the vote is advisory in nature, it will not be binding on Pacific Continental, regardless of whether the merger agreement is approved. Approval of the non-binding, advisory proposal with respect to the compensation that may be paid or become payable to Pacific Continental’s named executive officers in connection with the mergers is not a condition to completion of the mergers, and failure to approve this advisory matter will have no effect on the vote to approve the merger agreement. The merger-related named executive officer compensation that may be paid or become payable in connection with the mergers is based on contractual arrangements with the named executive officers and, accordingly, the outcome of this advisory vote will not affect the obligation to make these payments.

The Pacific Continental board of directors recommends a vote “FOR” the merger-related named executive officer compensation proposal.

Pacific Continental Adjournment Proposal

The Pacific Continental special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Pacific Continental special meeting to approve the merger proposal.

If, at the Pacific Continental special meeting, the number of Pacific Continental common shares present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, Pacific Continental intends to move to adjourn the Pacific Continental special meeting in order to enable the Pacific Continental board of directors to solicit additional proxies for approval of the merger agreement. In that event, Pacific Continental will ask its shareholders to vote only upon the Pacific Continental adjournment proposal, and not the merger proposal or the merger-related named executive officer compensation proposal.

In this proposal, Pacific Continental is asking its shareholders to authorize the holder of any proxy solicited by the Pacific Continental board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Pacific Continental special meeting to another time and place for the purpose of soliciting additional proxies. If the Pacific Continental shareholders approve the Pacific Continental adjournment proposal, Pacific Continental could adjourn the Pacific Continental special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Pacific Continental shareholders who have previously voted.

The Pacific Continental board of directors recommends a vote “FOR” the Pacific Continental adjournment proposal.

Other Matters to Come Before the Pacific Continental Special Meeting

No other matters are intended to be brought before the Pacific Continental special meeting by Pacific Continental, and Pacific Continental does not know of any matters to be brought before the Pacific Continental special meeting by others. If, however, any other matters properly come before the Pacific Continental special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

SECURITY OWNERSHIP OF COLUMBIA DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF COLUMBIA

Beneficial Owners of More Than Five Percent

As of February 9, 2017, the shareholders identified in the table below beneficially owned more than 5% of the outstanding Columbia common shares. To Columbia’s knowledge, based on the public filings which beneficial owners of more than 5% of the outstanding Columbia common shares are required to make with the SEC, there are no other beneficial owners of more than 5% of the outstanding Columbia common shares as of February 9, 2017, other than those set forth below. The percentage ownership data is based on 58,169,808 Columbia common shares outstanding as of February 9, 2017.

Name and Address	Number of Shares (1)	Percentage
Blackrock, Inc. (2) 55 East 52nd Street New York, NY 10055	6,776,798	11.65%
The Vanguard Group, Inc. (3) 100 Vanguard Blvd. Malvern, PA 19355	4,289,438	7.37%

(1)	Pursuant to rules promulgated by the SEC, a person or entity is considered to beneficially own shares of common stock if the person or entity has or shares (i) voting power, meaning the power to vote or direct the voting of the shares, or (ii) investment power, meaning the power to dispose of or direct the disposition of the shares.
(2)	An amended Schedule 13G filed with the SEC on January 12, 2017 indicates that BlackRock, Inc. had sole voting power over 6,544,376 shares and sole dispositive power over 6,776,798 shares. Various persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Columbia common shares. No one person’s interest in the Columbia common shares was more than five percent of the total outstanding Columbia common shares.
(3)	An amended Schedule 13G filed with the SEC on February 11, 2016 indicates that The Vanguard Group had sole voting power over 73,106 shares, sole dispositive power over 4,216,492 shares and shared dispositive power over 72,946 shares.

Beneficial Ownership of Directors and Executive Officers

The following table shows, as of February 9, 2017, the amount of Columbia common shares directly owned (unless otherwise indicated) by (a) each director; (b) the executive officers; and (c) all of Columbia’s directors and executive officers as a group. Except as otherwise noted, Columbia believes that the beneficial owners of the shares listed below, based on information furnished by such owners, have or share with a spouse voting and investment power with respect to the shares. Beneficial ownership is determined under the rules of the SEC and includes shares that could be acquired within 60 days through the exercise of an option or other right. The amounts shown below exclude time-based restricted stock awards that will not be vested within 60 days.

Name	Position	Number		Percentage
William T. Weyerhaeuser	Chairman of the Board	247,746	(1)	*
Melanie J. Dressel	Director, President and Chief Executive Officer	148,167	(2)	*
David A. Dietzler	Director	6,612
Craig D. Eerkes	Director	4,631		*
Ford Elsaesser	Director	35,096		*
Mark A. Finkelstein	Director	2,000		*
John P. Folsom	Director	42,638	(3)	*
Thomas M. Hulbert	Director	42,015		*
Michelle M. Lantow	Director	9,500		*
David C. Lawson	Executive Vice President, Chief Human Resources Officer	5,956	(4)	*
Andrew L. McDonald	Executive Vice President, Chief Credit Officer	29,361		*
S. Mae Fujita Numata	Director	8,825	(5)	*
Kumi Y. Baruffi	Executive Vice President, General Counsel	2,029		*
Hadley J. Robbins	Executive Vice President, Chief Operating Officer	11,580	(6)	*
Elizabeth W. Seaton	Director	4,000		*
Clint E. Stein	Executive Vice President, Chief Financial Officer	14,644	(7)	*
Directors and executive officers as a group (16 persons)		614,800		1.06%

*	Represents less than 1% of outstanding common stock.
(1)	223,249 shares are held indirectly by WBW Trust Number One, for which Mr. Weyerhaeuser is the trustee with sole voting and investment power.
(2)	Includes 51,134 shares held in Ms. Dressel’s Family Trust LLC, 2,408 shares held by a corporation owned by Ms. Dressel and her spouse, 9,136 shares held in Ms. Dressel’s 401(k) and 9,000 vested performance shares, the maximum amount that Ms. Dressel is eligible to receive, which are subject to final calculation and approval by the Personnel and Compensation Committee of the Columbia board of directors.
(3)	Includes 10,600 shares held indirectly in Mr. Folsom’s IRA, 950 shares held in Mrs. Folsom’s IRA and 23,088 shares held in a joint account with his wife.
(4)	Includes 3,000 vested performance shares, the maximum amount that Mr. Lawson is eligible to receive, which are subject to final calculation and approval by the Personnel and Compensation Committee of the Columbia board of directors.
(5)	Includes 825 shares held jointly with spouse and 3,000 vested performance shares, the maximum amount that Mr. McDonald is eligible to receive, which are subject to final calculation and approval by the Personnel and Compensation Committee of the Columbia board of directors.
(6)	Includes 3,123 shares issuable upon the exercise of currently exercisable options and 3,000 vested performance shares, the maximum amount that Mr. Robbins is eligible to receive, which are subject to final calculation and approval by the Personnel and Compensation Committee of the Columbia board of directors.
(7)	Includes 3,000 vested performance shares, the maximum amount that Mr. Stein is eligible to receive, which are subject to final calculation and approval by the Personnel and Compensation Committee of the Columbia board of directors.

SECURITY OWNERSHIP OF PACIFIC CONTINENTAL DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF PACIFIC CONTINENTAL

Beneficial Owners of More Than Five Percent

As of February 7, 2017, the shareholders identified in the table below beneficially owned more than 5% of the outstanding Pacific Continental common shares. To Pacific Continental’s knowledge, based on the public filings which beneficial owners of more than 5% of the outstanding Pacific Continental common shares are required to make with the SEC, there are no other beneficial owners of more than 5% of the outstanding Pacific Continental common shares as of February 7, 2017, other than those set forth below. The percentage ownership data is based on 22,959,014 Pacific Continental common shares outstanding as of February 7, 2017. Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o Pacific Continental Corporation, 111 West 7th Avenue, Eugene, Oregon 97401.

Name	Number of Shares	Percentage of Shares
Banc Funds (1) 20 North Wacker Drive, Suite 3300 Chicago, IL 60606	1,691,652	7.37%
BlackRock Inc. (2) 55 East 52nd Street New York, NY 10055	1,493,143	6.50%
T. Rowe Price Associates, Inc. (3) 108 East Pratt Street Baltimore, MD 21202	1,756,273	7.65%

(1)	Based on Schedule 13G filed under the Exchange Act on February 9, 2016. The securities are beneficially owned by Banc Funds Co., LLC and certain of its affiliates.
(2)	Based on Schedule 13G filed under the Exchange Act on January 25, 2017. The securities are beneficially owned by BlackRock Inc. and certain of its affiliates.
(3)	Based on Schedule 13G filed under the Exchange Act on February 7, 2017.

Beneficial Ownership of Directors and Executive Officers

The following table shows, as of February 7, 2017, the amount of Pacific Continental common shares directly owned (unless otherwise indicated) by (a) each director; (b) the executive officers; and (c) all of Pacific Continental’s directors and executive officers as a group. Except as otherwise noted, Pacific Continental believes that the beneficial owners of the shares listed below, based on information furnished by such owners, have or share with a spouse voting and investment power with respect to the shares. Beneficial ownership is determined under the rules of the SEC and includes shares that could be acquired within 60 days through the exercise of an option or other right.

Name	Position with Company	Number of Shares (1)(2)		Percentage of Shares
Executive Officers and Directors
Roger S. Busse	President/Chief Executive Officer	85,658	(3)	*
Richard R. Sawyer	Executive Vice President, Chief Financial Officer	5,020	(4)	*
Mitchell J. Hagstrom	Executive Vice President, Chief Banking Officer	72,287		*
Casey R. Hogan	Executive Vice President, Chief Operating Officer	52,867		*
Rachel L. Ulrich	Executive Vice President, Chief Administrative Office	16,265		*
Robert A. Ballin	Chairman of the Board	406,040	(5)	1.77%
Thomas A. Ellison	Director	629,730		2.74%
Eric S. Forrest	Director	6,904		*
Michael E. Heijer	Director	73,913	(6)	*
Michael D. Holzgang	Director	17,792		*
Judith A. Johansen	Director	15,292		*
Donald L. Krahmer, Jr.	Director	13,394		*
Donald G. Montgomery	Vice Chairman of the Board	62,078		*
Jeffrey D. Pinneo	Director	7,218		*
John H. Rickman	Director	38,976		*
Karen L. Whitman	Director	15,688		*
Duane C. Woods	Director	4,363		*
Directors and executive officers as a group (17 persons)		1,523,985	(7)	6.64%

*	Represents less than 1% of Pacific Continental’s outstanding common shares.
(1)	Share amounts include options to acquire shares that are exercisable within 60 days as follows: Busse 50,903; Hagstrom 20,581; Hogan 19,284; and Ulrich 10,225.
(2)	Share amounts include Pacific Continental common shares owned “jointly with spouse” as follows: Busse 25,136; Sawyer 1,000; Hagstrom 47,744; Hogan 29,720; Ulrich 4,098; Ballin 156,604; Forrest 5,254; Heijer 61,229; Holzgang 16,442; Johansen 13,642; Krahmer 12,044; Pinneo 5,868; and Rickman 37,626.
(3)	Includes 25,136 shares pledged as security for a line of credit.
(4)	Includes 500 shares held by spouse.
(5)	Includes 2,250 shares held in trust for grandchildren and 156,604 in a margin account.
(6)	Includes 3,171 shares held as custodian for children and 8,163 shares held by GranCorp Holdings, LLC, of which Mr. Heijer and his spouse are the owners and principals.
(7)	Includes 303,561 shares subject to options that could be exercised within 60 days.

LEGAL OPINIONS

Sullivan & Cromwell LLP and Pillsbury Winthrop Shaw Pittman LLP will deliver at the effective time of the first merger their opinions to Columbia and Pacific Continental, respectively, as to certain United States federal income tax consequences of the mergers. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●]. The validity of the Columbia common shares to be issued in the first merger will be passed upon for Columbia by Kumi Y. Baruffi, Executive Vice President and General Counsel of Columbia.

EXPERTS

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from Columbia’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of Columbia’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pacific Continental Corporation and Subsidiaries and the effectiveness of internal control over financial reporting incorporated in this joint proxy statement/prospectus by reference from Pacific Continental’s Annual Report on Form 10-K for the year ended December 31, 2015 have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

COLUMBIA ANNUAL MEETING SHAREHOLDER PROPOSALS

Columbia held its 2016 annual meeting of shareholders on April 27, 2016. Any shareholder nominations or proposals for other business intended to be presented at Columbia’s next annual meeting must be submitted to Columbia as set forth below.

In order for a shareholder proposal to be raised from the floor during next year’s annual meeting, or for a shareholder to nominate a person or persons as a director, written notice must be received by Columbia no earlier than the 150th day and no later than the 120th day prior to the first anniversary of the 2016 annual meeting (meaning no earlier than November 28, 2016, and no later than December 28, 2016), and should contain such information as required under the Columbia bylaws. However, if the date of the 2017 annual meeting is more than 30 days before or more than 60 days after the anniversary of the 2016 annual meeting, notice must be delivered no earlier than the 150th day and no later than the 120th day prior to the date of the 2017 annual meeting or, if the first public announcement of the 2017 annual meeting date is less than 100 days before the meeting date, notice must be delivered no later than the 10th day following the date of Columbia’s first public announcement of the 2017 annual meeting date.

To be in proper form, a shareholder’s notice must include the specified information concerning the proposal or director nominee as described by the Columbia bylaws. Columbia will not consider any proposal or nomination that is not timely or otherwise does not meet the requirements of the Columbia bylaws or the SEC for submitting a proposal or nomination.

Notice of intention to present proposals at the 2017 annual meeting, or correspondence to obtain a copy of the detailed procedures regarding notice requirements for proposals or director nominations, should be directed to Columbia’s Corporate Secretary, 1301 “A” Street, Tacoma, Washington 98402.

PACIFIC CONTINENTAL ANNUAL MEETING SHAREHOLDER PROPOSALS

Pacific Continental intends to hold an annual meeting of shareholders in 2017 only if the mergers are not completed. In the event that the mergers are not completed in 2017, or at all, any shareholder nominations or proposals intended to be presented at Pacific Continental’s next annual meeting must be submitted a reasonable time prior to any such meeting to be considered timely.

If the mergers are completed, Pacific Continental shareholders will become shareholders of Columbia. Any shareholder nominations or proposals which a shareholder wishes to have included in Columbia’s proxy statement and form of proxy relating to its 2017 annual meeting of shareholders must be received by the date, and must otherwise comply with the requirements, described above in “Columbia Annual Meeting Shareholder Proposals” in this joint proxy statement/prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Columbia and Pacific Continental to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately by them with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by any information in this joint proxy statement/prospectus.

This document incorporates by reference the following documents that have previously been filed with the SEC by Columbia:

•	Annual Report on Form 10-K, for the year ended December 31, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016; and

•	Current Reports on Form 8-K filed January 28, 2016, April 29, 2016, May 2, 2016, July 29, 2016, October 27, 2016, October 28, 2016, January 10, 2017 and January 27, 2017 (other than the portions of those documents deemed not to be filed).

This document also incorporates by reference the following documents that have previously been filed with the SEC by Pacific Continental:

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2015 and September 30, 2016; and

•	Current Reports on Form 8-K filed April 27, 2016, April 28, 2016, April 29, 2016, May 26, 2016, June 3, 2016, June 20, 2016, June 27, 2016, August 19, 2016, September 7, 2016, September 9, 2016 and January 10, 2017 (other than the portions of those documents deemed not to be filed).

In addition, Columbia and Pacific Continental are incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the respective special meetings of the Columbia shareholders and the Pacific Continental shareholders; provided, however, that Columbia and Pacific Continental are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Both Columbia and Pacific Continental file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Columbia or Pacific Continental file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this document.

Neither Columbia nor Pacific Continental has authorized anyone to give any information or make any representation about the mergers or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 23B.08.500 through 23B.08.603 of the WBCA contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if: (i) the individual acted in good faith; and (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individuals conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, the individual must not have had any reasonable cause to believe the conduct was unlawful.

A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. Washington law provides for mandatory indemnification of directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding.

Washington law permits a director of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. Washington law further provides that a corporation may, if authorized by its articles of incorporation or a bylaw or resolution adopted or ratified by the shareholders, provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The Columbia articles provide, among other things, for the indemnification of directors, and authorize the board of directors to pay reasonable expenses incurred by, or satisfy a judgment or fine against, a current or former director in connection with any legal liability incurred by the individual while acting for Columbia within the scope of his or her employment and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined to include intentional misconduct, a knowing violation of law, conduct violating section 23B of the WBCA or participation in any transaction from which the person will receive a benefit in money, property or services to which that person is not legally entitled.

The Columbia articles also include a provision that limits the liability of directors from any personal liability to Columbia or its shareholders for conduct not to have been found egregious.

Columbia has entered into Indemnification Agreements with each of its directors. The Indemnification Agreements codify procedural mechanisms pursuant to which directors may enforce the indemnification rights that such directors are granted under the Columbia articles and the WBCA.

Item 21.	Exhibits and Financial Statement Schedules
2.1	Agreement and Plan of Merger, dated as of January 9, 2017, by and between Columbia Banking System, Inc. and Pacific Continental Corporation (contained in Appendix A to the joint proxy statement/prospectus which is included in the registration statement).*

3.1	Amended and Restated Articles of Incorporation of Columbia Banking System, Inc. (incorporated by reference to Exhibit 3.1 to Columbia Banking System, Inc.’s Form 10-K filed on May 7, 2013).

3.2	Amendment to Amended and Restated Articles of Incorporation of Columbia Banking System, Inc. (incorporated by reference to Exhibit 4.4 to Columbia Banking System, Inc.’s Form S-3 filed on August 6, 2015).

3.3	Amended and Restated Bylaws of Columbia Banking System, Inc. (incorporated by reference to Exhibit 3.2 to Columbia Banking System, Inc.’s Form 8-K filed on February 2, 2010).

4.1	Specimen of certificate representing Columbia Banking System, Inc.’s common stock, no par value (incorporated by reference to Columbia Banking System, Inc.’s Form S-3 filed on December 19, 2008)

5.1	Opinion of Kumi Y. Baruffi as to the validity of the securities being issued.

8.1	Form of Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.

8.2	Form of Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding certain federal income tax matters.

21.1	Subsidiaries of Columbia Banking System, Inc. (incorporated by reference to Exhibit 21 to Columbia Banking System, Inc.’s Form 10-K filed on March 3, 2014).

23.1	Form of Consent of Sullivan & Cromwell LLP (contained in its opinion filed as Exhibit 8.1).

23.2	Form of Consent of Pillsbury Winthrop Shaw Pittman LLP (contained in its opinion filed as Exhibit 8.2).

23.3	Consent of Deloitte & Touche LLP, Columbia Banking System, Inc.’s independent registered public accounting firm.

23.4	Consent of Moss Adams LLP, Pacific Continental Corporation’s independent registered public accounting firm.

24	Power of Attorney (contained on the signature page of the registration statement).

99.1	Form of Voting and Non-Competition Agreement by and among Columbia Banking System, Inc., Pacific Continental Corporation and certain directors of Pacific Continental Corporation, dated January 9, 2017 (attached as Appendix B to the joint proxy statement/prospectus which is included in this registration statement).

99.2	Form of Voting Agreement by and among Columbia Banking System, Inc., Pacific Continental Corporation and certain directors of Columbia Banking System, Inc., dated January 9, 2017 (attached as Appendix C to the joint proxy statement/prospectus which is included in this registration statement).

99.3	Form of proxy to be mailed to shareholders of Columbia Banking System, Inc.

99.4	Form of proxy to be mailed to shareholders of Pacific Continental Corporation.

99.5	Consent of Keefe, Bruyette & Woods, Inc.

99.6	Consent of D.A. Davidson & Co.

*	The disclosure schedules and exhibits have been omitted pursuant to Item 601(b)2 of Regulation S-K. Columbia agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tacoma, State of Washington, on February 13, 2017.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ Melanie J. Dressel
Melanie J. Dressel, President and Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints William T. Weyerhaeuser, Melanie J. Dressel and Clint E. Stein and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated, on February 13, 2017.

Signature and Title

By:	/s/ Melanie J. Dressel
Melanie J. Dressel, President and Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ Clint E. Stein
Clint E. Stein, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

By:	/s/ Barry S. Ray
Barry S. Ray, Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

By:	/s/ William T. Weyerhaeuser
William T. Weyerhaeuser, Chairman of the Board and Director

By:	/s/ David A. Dietzler
David A. Dietzler, Director

By:	/s/ Craig D. Eerkes
Craig. D. Eerkes, Director

By:	/s/ Ford Elsaesser
Ford Elsaesser, Director

By:	/s/ Mark A. Finkelstein
Mark A. Finkelstein, Director

By:	/s/ John P. Folsom
John P. Folsom, Director

By:	/s/ Thomas M. Hulbert
Thomas M. Hulbert, Director

By:	/s/ Michelle M. Lantow
Michelle M. Lantow, Director

By:	/s/ Mae Fujita Numata
S. Mae Fujita Numata, Director

By:	/s/ Elizabeth W. Seaton
Elizabeth W. Seaton, Director

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

COLUMBIA BANKING SYSTEM, INC.

AND

PACIFIC CONTINENTAL CORPORATION

Dated as of January 9, 2017

A-i

3.27	Investment Securities	A-27
3.28	Related Party Transactions	A-27
3.29	Labor	A-27
3.30	Foundation Bancorp	A-28
3.31	No Additional Representations	A-28

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		A-29

4.1	Corporate Organization	A-29
4.2	Capitalization	A-29
4.3	Authority; No Violation	A-30
4.4	Consents and Approvals	A-31
4.5	Reports	A-31
4.6	Financial Statements	A-32
4.7	Broker’s Fees	A-32
4.8	Absence of Changes	A-32
4.9	Compliance with Applicable Law	A-32
4.10	Approvals	A-33
4.11	Parent Information	A-33
4.12	Legal Proceedings	A-33
4.13	Accounting and Internal Controls.	A-33
4.14	Related Party Transactions	A-34
4.15	Reorganization	A-34
4.16	No Additional Representations	A-34

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-35

5.1	Conduct of Businesses Prior to the Effective Time	A-35
5.2	Company Forbearances	A-35
5.3	Parent Forbearances	A-38

ARTICLE VI ADDITIONAL AGREEMENTS		A-38

6.1	Regulatory Matters	A-38
6.2	Reasonable Best Efforts	A-40
6.3	Access to Information	A-40
6.4	Shareholder Approval	A-40
6.5	Nasdaq Listing	A-42
6.6	Employee Matters	A-42
6.7	Indemnification; Directors’ and Officers’ Insurance	A-43
6.8	Exemption from Liability Under Rule 16(b)-3	A-44
6.9	No Solicitation; Change in Company Board Recommendation	A-44
6.10	Takeover Laws	A-46
6.11	Financial Statements and Other Current Information	A-46
6.12	Notification of Certain Matters	A-47
6.13	Parent’s Board of Directors	A-47
6.14	Company Trust Preferred Securities, FHLB Borrowings and Subordinated Debentures	A-47
6.15	Third-Party Agreements	A-47
6.16	Transaction Expenses	A-48
6.17	Certain Tax Matters	A-49
6.18	Formation of Merger Sub; Accession	A-49

ARTICLE VII CONDITIONS PRECEDENT		A-50

7.1	Conditions to Each Party’s Obligation to Effect the First Merger	A-50
7.2	Conditions to Obligations of Parent and Merger Sub	A-50

A-ii

7.3	Conditions to Obligations of Company	A-51

ARTICLE VIII TERMINATION AND AMENDMENT		A-52

8.1	Termination	A-52
8.2	Effect of Termination	A-53
8.3	Fees and Expenses	A-54
8.4	Amendment	A-54
8.5	Extension; Waiver	A-55

ARTICLE IX GENERAL PROVISIONS		A-55

9.1	Closing	A-55
9.2	Non-survival of Representations, Warranties and Agreements	A-55
9.3	Notices	A-55
9.4	Interpretation	A-56
9.5	Counterparts	A-56
9.6	Entire Agreement	A-56
9.7	Governing Law; Jurisdiction	A-56
9.8	Waiver of Jury Trial	A-57
9.9	Publicity	A-57
9.10	Assignment; Third-Party Beneficiaries	A-57
9.11	Specific Performance	A-57
9.12	Disclosure Schedule	A-57

Exhibit A-1 – Form of Pacific Continental Voting Agreement and Non-Competition Agreement

Exhibit A-2 – Form of Columbia Voting Agreement

A-iii

INDEX OF DEFINED TERMS

Section
Affiliate	3.15
Aggregate Merger Consideration	1.4(g)(ii)
Agreement	Preamble
Approvals	6.1(b)
Bank Merger	Recitals
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
Book-Entry Share	1.4(f)
Business Day	9.4
Certificate	1.4(f)
Closing	9.1
Closing Date	9.1
Code	Recitals
Columbia Bank	Recitals
Columbia Bank Board	6.13
Columbia Voting Agreements	Recitals
Company	Preamble
Company Acquisition Proposal	6.9(d)
Company Adverse Change of Recommendation	8.1(c)
Company Articles	3.1(b)
Company Board	Recitals
Company Board Recommendation	6.4(a)
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Common Stock	3.2(a)
Company Disclosure Schedule	9.12(a)
Company Equity Awards	1.9
Company Leased Properties	3.21
Company Licensed Intellectual Property	3.20(e)(iii)
Company Owned Intellectual Property	3.20(e)(iv)
Company Owned Properties	3.21
Company Preferred Stock	3.2(a)
Company Real Property	3.21
Company Record Date	6.4(a)
Company Restricted Share	1.6
Company RSU	1.5
Company SEC Reports	3.5(b)
Company Shareholder Approval	3.3(a)
Company Special Meeting	3.4
Company SAR	1.8
Company Stock Option	1.7
Company Stock Plan	1.5
Company Superior Proposal	6.9(d)
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	6.3(b)
Continuing Employee	6.6(a)
Controlled Group Liability	3.11(g)
D&O Insurance	6.7(b)
Determination Date	1.4(e)

A-iv

Section
Determination Period	1.4(e)
Effective Time	1.2
Employee Benefit Plan	3.11(a)
End Date	8.1(b)(ii)
Environmental Laws	3.17
Equity Award Cashout Price	1.5
ERISA	3.11(a)
ERISA Affiliate	3.11(e)
Exchange Act	3.5(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(e)
Exchanged Shares	2.2(a)
FDIC	3.1(c)
Federal Reserve	3.4
Final Index Price	1.4(e)
Final Transaction Expenses Statement	6.16(a)
First Merger	Recitals
Foundation	3.30
Form S-4	3.4
GAAP	3.6(a)
Governmental Entity	3.4
Indemnified Parties	6.7(a)
Index	1.4(e)
Index Ratio	1.4(e)
Initial Index Price	1.4(e)
Intellectual Property	3.20(e)(i)
Interim Transaction Expenses Statement	6.16(a)
IRS	3.18
IT Assets	3.20(e)(ii)
Joint Proxy Statement/Prospectus	3.4
Knowledge of Parent	9.4
Knowledge of the Company	9.4
Law	3.3(b)
Lease	3.21
Letter of Transmittal	2.2(a)
Liens	3.2(d)
Loans	3.25(a)
Material Adverse Effect	3.8
Material Contract	3.16(a)
Materially Burdensome Regulatory Condition	6.1(d)
Merger Consideration	1.4(a)
Merger Sub Articles	1.10
Merger Sub Bylaws	1.10
Mergers	Recitals
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Nasdaq	3.4
Notice of Superior Proposal	6.9(c)(ii)(B)
Oregon Merger Filings	1.2

A-v

Section
ORS	1.1
Oregon DCBS	4.4
Oregon Secretary	1.2
Pacific Continental Bank	Recitals
Pacific Continental Voting Agreements	Recitals
Parent	Preamble
Parent Articles	4.1(b)
Parent Average Closing Price	1.4(e)
Parent Board	Recitals
Parent Bylaws	4.1(b)
Parent Capitalization Date	4.2
Parent Common Stock	4.2
Parent Disclosure Schedule	9.12(b)
Parent Preferred Stock	4.2
Parent Record Date	6.4(b)
Parent SEC Reports	4.5(b)
Parent Shareholder Approval	4.3(a)
Parent Special Meeting	3.4
Parent Stock Plans	4.2
Parent Stock Price Ratio	1.4(e)
Permitted Encumbrances	3.21
Person	9.4
Previously Disclosed	9.12(c)
Reduction Amount	1.4(g)(ii)
Regulatory Agencies	3.5(a)
Regulatory Agreement	3.9(c)
Requisite Regulatory Approvals	7.2(c)
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Securities Act	3.2(b)
Series B Preferred Stock	4.2
Subsequent Merger	Recitals
Subsidiary	3.1(c)
Surviving Corporation	Recitals
Takeover Laws	3.10
Tax	3.18
Tax Return	3.18
Taxes	3.18
Threshold Amount	1.4(e)
Trade Secrets	3.20(e)(i)
Transaction Expenses	6.16(a)
Treasury Department	3.9(d)
Treasury Shares	1.4(b)
Voting Debt	3.2(b)
Washington Articles of Merger	1.2
Washington Secretary	3.4
Withdrawal Liability	3.11(f)

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of January 9, 2017 (this “Agreement”), is by and among Columbia Banking System, Inc., a Washington corporation (“Parent”), Pacific Continental Corporation, an Oregon corporation (the “Company”), and, from and after its accession to this Agreement in accordance with Section 6.18, Coast Merger Sub, an Oregon corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

A.    The respective Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination transaction provided for in this Agreement and have adopted this Agreement.

B.    On the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company (the “First Merger”), with the Company as the surviving corporation in the First Merger (sometimes hereinafter referred to as the “Surviving Corporation”).

C.    Immediately following the First Merger and as part of a single integrated transaction, the Surviving Corporation will merge with and into Parent (the “Subsequent Merger”), with Parent as the surviving entity.

D.    Immediately following the Subsequent Merger, Pacific Continental Bank, an Oregon state-chartered bank and wholly-owned subsidiary of the Company (“Pacific Continental Bank”), will merge with and into Columbia State Bank, a Washington state-chartered bank and wholly-owned subsidiary of Parent (“Columbia Bank”), with Columbia Bank as the surviving bank (the “Bank Merger,” and together with the First Merger and the Subsequent Merger, the “Mergers”).

E.    The parties intend that the First Merger and the Subsequent Merger, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

F.    As an inducement for Parent to enter into this Agreement, each of the members of the board of directors of the Company (the “Company Board”) has simultaneously herewith entered into a Voting and Non-Competition Agreement (collectively, the “Pacific Continental Voting Agreements”), each dated as of the date hereof and substantially in the form attached hereto as Exhibit A-1.

G.    As an inducement for Company to enter into this Agreement, each of the members of the board of directors of Parent (the “Parent Board”) has simultaneously herewith entered into a Voting Agreement (collectively, the “Columbia Voting Agreements”), each dated as of the date hereof and substantially in the form attached hereto as Exhibit A-2.

H.    The parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the First Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

MERGERS

1.1    The First Merger. Subject to the terms and conditions of this Agreement, in accordance with the Oregon Revised Statutes (the “ORS”) at the Effective Time, Merger Sub shall merge with and into the Company in the First Merger. The Company shall be the Surviving Corporation in the First Merger as a wholly owned Subsidiary of Parent and shall continue its existence under the Laws of the State of Oregon. As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

1.2    Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, the parties will execute and cause articles of merger and a plan of merger (“Oregon Merger Filings”) relating to the First Merger to be filed with the Secretary of State of the State of Oregon (“Oregon Secretary”) as provided in Section 60.494 of the ORS. The First Merger shall become effective at such time as such Oregon Merger Filings have been filed, or at such other time as may be specified therein. The term “Effective Time” shall be the date and time when the First Merger becomes effective in accordance therewith.

1.3    Effects of the First Merger. At and after the Effective Time, the First Merger shall have the effects set forth in the applicable provisions of the ORS.

1.4    Conversion of Stock At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, Merger Sub or Parent or the shareholders of any of the foregoing:

(a)    Company Common Stock. Each share of Company Common Stock excluding Treasury Shares, issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, subject to any adjustments pursuant to Section 1.4(g), Section 1.4(h) or Section 8.1(e) (the “Merger Consideration”) and subject to the payment of any cash in lieu of fractional shares pursuant to Section 2.2(f). At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.

(b)    Cancellation of Treasury Shares. Any shares of Company Common Stock owned by the Company as treasury stock or owned, directly or indirectly, by Parent or the Company or any of their respective wholly-owned Subsidiaries (other than those held in a fiduciary capacity or as a result of debts previously contracted) (“Treasury Shares”), shall automatically be cancelled and retired and shall cease to exist at the Effective Time of the First Merger and no consideration shall be issued in exchange therefor.

(c)    Outstanding Parent Stock.

(i)    Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Parent Common Stock and shall not be affected by the First Merger.

(ii)    Each share of Parent Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Parent Preferred Stock and shall not be affected by the First Merger.

(d)    Outstanding Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only shares of capital stock of the Surviving Corporation.

(e)    For purposes of this Agreement:

“Determination Date” means the fifth (5th) Business Day immediately prior to the Closing Date.

“Determination Period” means the period beginning on the day that is twenty (20) consecutive Nasdaq trading days prior to the Determination Date and ending on the Determination Date.

“Exchange Ratio” means the following, subject to any adjustments pursuant to Section 1.4(g), Section 1.4(h) or Section 8.1(e):

(A)    If the Parent Average Closing Price for the Determination Period is greater than or equal to $27.76 and less than or equal to $37.56, then the Exchange Ratio shall be 0.6430;

(B)    If the Parent Average Closing Price for the Determination Period is greater than $37.56, and (I) the quotient obtained by dividing the Parent Average Closing Price for the Determination Period by $32.66 (such quotient the “Parent Stock Price Ratio”) is greater than (II) the quotient obtained by dividing the Final Index Price by the Initial Index Price (the “Index Ratio”) after adding 0.15 to the Index Ratio, then the Exchange Ratio shall be the quotient, rounded to the nearest ten-thousandth, obtained by dividing (i) $24.151 by (ii) the Parent Average Closing Price for the Determination Period;

(C)    If the Parent Average Closing Price for the Determination Period is greater than $37.56, and (I) the Parent Stock Price Ratio is not greater than (II) the Index Ratio after adding 0.15 to the Index Ratio, then the Exchange Ratio shall be 0.6430;

(D)    If the Parent Average Closing Price for the Determination Period is less than $27.76, and (I) the Parent Stock Price Ratio is less than (II) the Index Ratio after subtracting 0.15 from the Index Ratio, then the Exchange Ratio shall be (x) the quotient, rounded to the nearest ten-thousandth, obtained by dividing $17.850 by the Parent Average Closing Price for the Determination Period if Parent does not choose to adjust the Merger Consideration in accordance with Section 1.4(h), or (y) 0.6430 if Parent does choose to adjust the Merger Consideration as set forth therein;

(E)    If the Parent Average Closing Price for the Determination Period is less than $27.76, and (I) the Parent Stock Price Ratio is not less than (II) the Index Ratio after subtracting 0.15 from the Index Ratio, then the Exchange Ratio shall be 0.6430;

“Final Index Price” means the average closing prices of the Index as quoted on Bloomberg.com (KRX:IND) during the Determination Period.

“Index” means the Keefe, Bruyette & Woods (KBW) Regional Banking Index.

“Initial Index Price” means 86.68.

“Parent Average Closing Price” means the average daily closing price of Parent Common Stock on Nasdaq during the relevant period.

(f)    Effect of Conversion. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) and each non-certificated share of Company Common Stock represented by book-entry (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Company Common Stock represented by such Certificate or Book-Entry Share have been converted pursuant to this Section 1.4 and Section 2.2(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.2(c).

(g)    Adjustments to Exchange Ratio.

(i)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(ii)    If, immediately prior to the Effective Time, the Transaction Expenses exceed the Threshold Amount, there shall be an adjustment made to the Exchange Ratio such that the Exchange Ratio shall be equal to the product of (x) the Exchange Ratio as calculated pursuant to Section 1.4(e) and (y) the quotient obtained by dividing (1) the Aggregate Merger Consideration minus the Reduction Amount, by (2) the Aggregate Merger Consideration. For the purposes hereof, “Threshold Amount” means $14.5 million, “Aggregate Merger Consideration” shall equal $21.00 multiplied by the total number of shares of Company Common Stock issued and outstanding immediately prior to the Closing (other than Treasury Shares), and “Reduction Amount” shall mean, to the extent the Transaction Expenses exceed the Threshold Amount, (a) the Transaction Expenses minus (b) the Threshold Amount, plus (c) any Tax benefits estimated to result from the Transaction Expenses exceeding the Threshold Amount, as reasonably estimated by Parent; provided, however, that in the event of a transaction or series of related transactions in which a Person, or more than one Person acting as a group, acquires record or beneficial ownership of Parent Common Stock that, together with stock held by such Person or group, constitutes greater than fifty percent (50%) of the outstanding shares of Parent Common Stock, the Reduction Amount shall be zero.

(h)    Adjustments to the Merger Consideration. If the Parent Average Closing Price for the Determination Period is less than $27.76, and (I) the Parent Stock Price Ratio is less than (II) the Index Ratio after subtracting 0.15 from the Index Ratio, Parent shall, at its option and in its sole discretion, within two (2) Business Days of the Determination Date, adjust the Merger Consideration to include an amount in cash equal to (A) $17.850 minus (B)(x) 0.6430 multiplied by (y) the Parent Average Closing Price for the Determination Period.

1.5    Company Restricted Stock Units. At the Effective Time, each outstanding Company restricted stock unit granted under any Company Stock Plan (a “Company RSU”), whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company RSU to receive (without interest), no later than the first payroll period following the Effective Time and in any event no later than thirty (30) calendar days following the Closing Date, an amount in cash equal to (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Equity Award Cashout Price, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

For purposes of this Agreement, “Company Stock Plan” means the Pacific Continental Amended and Restated 2006 Stock Option and Equity Compensation Plan, the Pacific Continental Amended 1999 Employee Stock Option Plan, the Pacific Continental Amended 1999 Director Stock Option Plan, the Northwest International Bank Employee Stock Option Plan and the Northwest International Bank Director Stock Option Plan. For purposes of this Agreement, the term “Equity Award Cashout Price” means an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the Parent Average Closing Price for the Determination Period.

1.6    Company Restricted Stock Awards. At the Effective Time, any vesting conditions applicable to each outstanding restricted stock award (a “Company Restricted Share”) under the Company Stock Plans shall, automatically and without any action on the part of the holder thereof, accelerate in full and shall be converted into, and become exchanged for the Merger Consideration (less applicable Taxes required to be withheld with respect to such vesting), pursuant to Section 1.4.

1.7    Company Stock Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Stock Option”) granted under the Company Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Stock Option to receive (without interest), no later than the first payroll period following the Effective Time and in any event no later than thirty (30) calendar days following the Closing Date, an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (A) the Equity Award Cashout Price over (B) the exercise price per share of Company Common Stock of such Company Stock Option less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Stock Option which has an exercise price per share of Company Common Stock that is greater than or equal to the Equity Award Cashout Price shall be cancelled at the Effective Time for no consideration or payment.

1.8    Company SARs. At the Effective Time, each outstanding Company stock appreciation right, whether cash-settled or stock-settled (a “Company SAR”) granted under the Company Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company SAR to receive (without interest), no later than the first payroll period following the Effective Time and in any event no later than thirty (30) calendar days following the Closing Date, an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time multiplied by (y) the excess, if any, of (A) the Equity Award Cashout Price over (B) the reference price per share of Company Common Stock of such Company SAR less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company SAR which has a reference price per share of Company Common Stock that is greater than or equal to the Equity Award Cashout Price shall be cancelled at the Effective Time for no consideration or payment.

1.9    Company Actions. Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to (x) effectuate the treatment of the Company RSUs, Company Restricted Shares, Company Stock Options and Company SARs (the “Company Equity Awards”) pursuant to Sections 1.5 through 1.8, including delivering written notice to each holder of a Company Equity Award of the treatment of such award pursuant to Sections 1.7 and 1.8 and obtaining each such holder’s written acknowledgement and agreement of the treatment set forth in Section 1.7 or 1.8, as applicable, in each case not less than 60 days prior to the Closing and (y) cause the Company Stock Plans to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

1.10    Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation of Merger Sub, as amended (the “Merger Sub Articles”), as then in effect, will be the Articles of Incorporation of the Surviving Corporation, and the Bylaws of Merger Sub (the “Merger Sub Bylaws”), as then in effect, will be the Bylaws of the Surviving Corporation.

1.11    Merger Sub Board Directors and Officers. The directors of Merger Sub in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation. The officers of Merger Sub in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation. The parties shall take all actions necessary to effect the provisions of this Section 1.11.

1.12    Parent Board of Directors and Officers. From and after the Effective Time, the Parent Board shall consist of the persons serving on the Board of Directors of Parent immediately prior to the Effective Time, plus the member of the Board of Directors of the Company selected pursuant to Section 6.13. From and after the Effective Time, the officers of Parent shall be the officers of Parent immediately prior to the Effective Time, and such officers shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.13    Subsequent Merger. On the Closing Date and immediately following the Effective Time, in accordance with the applicable Laws of Washington and the applicable Laws of Oregon, the Surviving Corporation will be merged with and into Parent with Parent surviving the Subsequent Merger and continuing its existence under the Laws of the State of Washington, and the separate corporate existence of the Surviving Corporation ceasing as of the effective time of the Subsequent Merger.

1.14    Bank Merger. On the Closing Date and immediately following the effective time of the Subsequent Merger, in accordance with the applicable Laws of Washington and the applicable Laws of Oregon, Pacific Continental Bank will be merged with and into Columbia Bank in the Bank Merger, with Columbia Bank surviving the Bank Merger and continuing its existence under the Laws of the State of Washington, and the separate corporate existence of Pacific Continental Bank ceasing as of the effective time of the Bank Merger. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective immediately following the Effective Time.

1.15    Change in Structure. Subject to the proviso in the first sentence of Section 8.4, Parent and Merger Sub may at any time, but with the prior written consent of the Company, which consent shall not be unreasonably withheld, change the method of effecting the combination contemplated by this Agreement; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences to shareholders of the Company of the transactions contemplated by this Agreement or (iii) impede or delay in any material respect consummation of the transactions contemplated by this Agreement.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1    Delivery of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent, which Person shall be a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the Effective Time, (a) shares of Parent Common Stock issuable pursuant to Section 1.4(a) and Section 1.6, plus, (b) to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (such amount in cash and Parent Common Stock, the “Exchange Fund”).

2.2    Exchange Procedures.

(a)    As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 or Section 1.6 (“Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”)) and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).

(b)    Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Share(s) accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly after such surrender, the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in respect of the Exchanged Shares represented by its Certificate(s) or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Share shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Share, in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c)    No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d)    In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of the Company, the shares of Parent Common Stock plus any cash in lieu of fractional shares of Parent Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Parent that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Parent or the Surviving Corporation) shall be entitled to deduct and withhold from any cash otherwise payable pursuant to this Agreement to any holder of Exchanged Shares such amounts as the Exchange Agent, Parent or the Surviving Corporation, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. If, prior to the Closing Date, the Exchange Agent or Parent determines that any such deduction or withholding is so required as of the Effective Time, the Exchange Agent or Parent, as the case may be, shall notify the Company and the parties shall cooperate in good faith to reduce or eliminate such deduction or withholding. To the extent the amounts are so withheld by the Exchange Agent, Parent or the Surviving Corporation, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

(e)    After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective

Time other than to settle transfers of such Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing any such shares of Company Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f)    Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Parent Average Closing Price for the Determination Period by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company as of the one (1) year anniversary of the Effective Time will be transferred to Parent. In such event, any former shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h)    In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

No representation or warranty of the Company contained in Article III (other than the representations and warranties in Sections 3.2 and 3.8, which shall be true and correct in all respects with respect to it) shall be deemed untrue or incorrect, and the Company shall not be deemed to have breached any representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with such representation or warranty contained in Article III, would cause the representation or warranty not to be true in all material respects. Subject to the foregoing, except as disclosed in any report, schedule, form or other document filed with or furnished to, the SEC by the Company prior to the date hereof which is publicly available (without giving effect to any amendment thereof filed with or furnished to the SEC after the date hereof, but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) or as Previously Disclosed, the Company hereby represents and warrants to Parent as follows:

3.1    Corporate Organization.

(a)    Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Oregon. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956 (“BHC Act”).

(b)    Articles and Bylaws. True, complete and correct copies of the Second Amended and Restated Articles of Incorporation of the Company (the “Company Articles”), and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by the Company and made available to Parent. The Company Articles and Company Bylaws made available to Parent are in full force and effect.

(c)    Subsidiaries. Section 3.1(c) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company (which, for the avoidance of doubt, includes any Subsidiaries of such Subsidiaries), the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary (other than with respect to the preferred securities of Pacific Continental Capital Trust I and Foundation Statutory Trust I), and a description of the business of each Subsidiary (or, in the case of a Subsidiary that the Company considers to be “inactive,” a statement to that effect and a description of the business previously conducted by such Subsidiary). Each Subsidiary of the Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of organization and (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions to the Company, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. As used in this Agreement, the term “Subsidiary” has the meaning ascribed to it in Section 2(d) of the BHC Act, except that when such term is used with respect to an entity that is not a bank holding company, the meaning shall nonetheless be deemed to apply to such entity. The deposit accounts of each of its Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit

Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of the Company, threatened. True, complete and correct copies of the articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company as in full force and effect as of the date of this Agreement have been provided to Parent. Other than the Subsidiaries of the Company, and shares or interests acquired pursuant to security interests owned by or in favor of a Subsidiary created in the ordinary course of business thereof, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any entity or any interests of any entity or any interest in a partnership or joint venture of any kind.

3.2     Capitalization.

(a)    The authorized capital stock of the Company consists of: (i) 50,000,000 shares of common stock, no par value (the “Company Common Stock”), of which, as of January 5, 2017 (the “Company Capitalization Date”), 22,613,208 shares were issued and outstanding and (ii) 20,000 shares of preferred stock, no par value (the “Company Preferred Stock”), of which, as of the Company Capitalization Date, zero were issued and outstanding. As of the Company Capitalization Date, 750,473 shares of Company Common Stock were reserved for issuance in connection with awards under the Company Stock Plans, of which (A) 377,409 shares were reserved and available for issuance upon exercise of outstanding Company Stock Options, (B) 301,808 shares were outstanding and issuable upon the vesting of Company RSUs and (C) 71,984 shares were outstanding and issuable in respect of Company SARs.

(b)    All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and, are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of the Company may vote (“Voting Debt”) are issued or outstanding. There are no contractual obligations of the Company or any of its Subsidiaries (1) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries or (2) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of the capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Except for the Pacific Continental Voting Agreements, there are no voting trusts or other agreements or understandings to which the Company, any Subsidiary of the Company or, to the Knowledge of the Company, any of their respective officers or directors, is a party with respect to the voting of any Company Common Stock, Voting Debt or other equity securities of the Company. Except as set forth above in Section 3.1(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock, Company Preferred Stock, Voting Debt of the Company or any other equity securities of the Company. Section 3.2(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Options, Company RSUs, Company SARs and Company Restricted Shares as of the Company Capitalization Date, specifying on a holder-by-holder basis (A) the name of such holder, (B) the number of shares subject to each such award, or the number of Company Stock Options, Company RSUs, Company SARs or Company Restricted Shares held by such holder, (C) as applicable, the grant date of each such award, (D) as applicable, the vesting schedule of each such award and (E) the exercise price for each such Company Stock Option and the reference price for each such Company SAR.

(c)    Other than awards under the Company Stock Plans that are outstanding as of the Company Capitalization Date and listed in Section 3.2(a) of the Company Disclosure Schedule, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not (i) issued or repurchased any shares of Company Common Stock, Voting Debt or other equity securities of the Company, other than pursuant to Company Stock Options, Company RSUs, Company SARs and Company Restricted Shares in accordance with their terms that were outstanding on the

Company Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of the Company capital stock or any other equity-based awards. With respect to each grant of Company Stock Options, Company RSUs, Company SARs and Company Restricted Shares, (1) each such grant was made in accordance with the terms of any Company Stock Plan, the Exchange Act and all other applicable Laws and (2) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Reports in accordance with the Exchange Act and all other applicable Laws. All Company Stock Options and Company SARs granted by the Company or any of its Subsidiaries have been granted with a per share exercise or reference price, as applicable, at least equal to the fair market value of the underlying stock on the date of grant, within the meaning of Section 409A of the Code and associated Treasury Department guidance, and each Company Stock Option and Company SAR has a grant date identical to or later than the date on which the Company Board or compensation committee of the Company Board approved such Company Stock Option or Company SAR, as applicable. Upon issuance of any Company Common Stock in accordance with the terms of the applicable Company Stock Plan, such Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. From January 1, 2016 through the date of this Agreement, neither the Company nor any of its Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code) or (C) adopted or amended any Company Stock Plan.

(d)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3    Authority; No Violation.

(a)    The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved and this Agreement duly adopted by the Company Board. The Company Board has determined that the First Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding Company Common Stock (the “Company Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)    Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Mergers or the other transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles, the Company Bylaws, or similar documents of the Company’s Subsidiaries or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, statute, rule, regulation, judgment, order, injunction or decree issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4    Consents and Approvals. Except for (a) any applicable filing with the Nasdaq Global Select Market (the “Nasdaq”), (b) the filing with the Securities and Exchange Commission (“SEC”) of a joint proxy statement/prospectus in definitive form (the “Joint Proxy Statement/Prospectus”) relating to the special meeting of the Company’s shareholders (the “Company Special Meeting”) and the special meeting of Parent Shareholders (the “Parent Special Meeting”), each contemplated by this Agreement and of a registration statement on Form S-4 (or such other applicable form) (the “Form S-4”) in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice to and/or an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) pursuant to the Bank Holding Company Act of 1956, as amended, or regulations promulgated by the Federal Reserve thereunder, (d) filings of applications, notices, plans and certificates to the Oregon DCBS in accordance with Section 711.130 of the ORS and the Washington State Department of Financial Institutions pursuant to Sections 30.49.040, 30.49.125 and 30.04.405 of the Revised Code of Washington and approval of or non-objection to such applications, filings, certificates and notices, (e) the filing of a bank merger application with the FDIC pursuant to the Bank Merger Act (12 U.S.C. Section 1828(c)), as amended, (f) the filing of the Oregon Merger Filings and the other documents and filings required by Section 60.494 of the ORS with the Oregon Secretary in connection with the First Merger, (g) the filing of the articles of merger (the “Washington Articles of Merger”) and the other documents and filings required by Section 23B.11.050 of the Revised Code of Washington with the Secretary of State of the State of Washington (“Washington Secretary”) and the filing of plans of merger and the other documents and filings required by Section 60.494 of the ORS with the Oregon Secretary in connection with the Subsequent Merger, (h) the filing of the articles of merger and the other documents and filings required by Section 23B.11.050 of the Revised Code of Washington with the Washington Secretary and the filing of plans of merger and the other documents and filings required by Section 60.494 of the ORS with the Oregon DCBS in connection with the Bank Merger and (i) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any foreign, federal or state banking or other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”), are necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement.

3.5    Reports.

(a)    The Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2013 with (i) the Federal Reserve, (ii) the FDIC, (iii) the Oregon DCBS, the Washington State Department of Financial Institutions, and any other state banking or other state regulatory authority, (iv) the SEC, (v) any foreign regulatory authority and (vi) any applicable industry self-regulatory organizations (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2013, including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, have paid all fees and assessments due and payable in connection therewith, and there are no violations or exceptions in any such report or statement that are unresolved as of the date hereof.

(b)    An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 31, 2013 (“Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Reports. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC and the Company and its Subsidiaries occurring since December 31, 2013 and prior to the date hereof. None of the Company’s Subsidiaries is required to file periodic reports with the SEC or any other Governmental Entity pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F or 13H).

(c)    The Company is in compliance in all respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

3.6    Financial Statements.

(a)    The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present the consolidated statements of operations, statements of comprehensive income, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Moss-Adams LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Neither the Company nor any of its Subsidiaries has incurred or is subject to any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015 which have been Previously Disclosed, or (iii) in connection with this Agreement and the transactions contemplated hereby.

3.7    Broker’s Fees. Neither the Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the First Merger or any other transactions contemplated by this Agreement, other than to D.A. Davidson & Co. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to Parent.

3.8    Absence of Changes. Since December 31, 2015, and through the date of this Agreement: (1) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course of the businesses, and (2) no change or development or combination of changes or developments has occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, a material adverse effect on (a) the business, assets or deposit liabilities, properties, operations, condition (financial or otherwise), or results of operations of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a Material Adverse Effect shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements generally affecting other companies in the banking industries in which such party and its Subsidiaries operate, (B) changes after the date hereof in Laws of general applicability to companies of similar size in the banking industries in which such party and its Subsidiaries operate or interpretations thereof, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting financial institutions generally, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and not specifically relating to such party or its Subsidiaries, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the entry into or announcement of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except that effects attributable to or resulting from any of the changes, events, conditions or trends described in clauses (A), (B), (C), (D), (E) and (G) shall not be excluded to the extent of any disproportionate impact they have on such party and its Subsidiaries, taken as a whole, as compared to other companies of similar size in the banking industry in which such party and its Subsidiaries operate; or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.9    Compliance with Applicable Law.

(a)    The Company and each of its Subsidiaries hold, and have at all times since December 31, 2013 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. The Company and each of its Subsidiaries have complied with, and each are not in default or violation of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including, the protection of personal information, and neither the Company nor any of its Subsidiaries knows of, and none of the Company, or any of its Subsidiaries has received from a Governmental Entity since January 1, 2013, written notice of, any defaults or violations of any applicable Law relating to Company or any of its Subsidiaries.

(b)    The Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c)    Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking with, or is subject to any capital directive by, or since January 1, 2014 has adopted any board resolutions at the request of, any Governmental Entity (each a “Regulatory Agreement”), nor has the Company or any Company Subsidiary been advised since January 1, 2014 and prior to the date hereof by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. The Company and each of its Subsidiaries are in compliance with each Regulatory Agreement to which it is party or subject, and neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either the Company or any of its Subsidiaries is not in compliance with any such Regulatory Agreement.

(d)    None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (the “Treasury Department”).

3.10    State Takeover Laws. No “business combination,” “fair price,” “affiliate transaction,” “moratorium,” “control share,” “takeover” or “interested shareholder” Law or other similar anti-takeover statue or regulation (collectively, the “Takeover Laws”) is applicable to this Agreement or the transactions contemplated hereby. The Company does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect.

3.11    Employee Benefit Plans.

(a)    Section 3.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including, any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any equity purchase plan, option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement (including compensation, pension, health, medical or life insurance benefits), deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, hospitalization or other medical or dental, life or other insurance (including any self-insured arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence benefits, short- or long-term disability, or vacation benefits plan or any other agreement or policy or other arrangement providing employee benefits, employment-related compensation, fringe benefits or other benefits (whether qualified or nonqualified, funded or unfunded) (each an “Employee Benefit Plan”).

(b)    With respect to each material Employee Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan, including, all plan documents, benefit schedules and trust agreements; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) all investment policy statements or guidelines, delegations and charters related to any Employee Benefit Plan; (iv) each trust agreement, group annuity contract or other funding mechanism relating to any Employee Benefit Plan, (v) the current summary plan description and any material modifications thereto, if any; (vi) the most recent annual financial report, if any; (vii) the most recent actuarial report, if any; and (viii) the most recent determination letter or opinion letter from the IRS, if any. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Employee Benefit Plan that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan. No Employee Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c)    Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code has received a favorable determination or opinion letter from the IRS with respect to each such Employee Benefit Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation for the most recent cycle applicable to such qualified plan pursuant to Revenue Procedure 2005-66 (as amended or otherwise revised by subsequent IRS guidance), any such letter has not been revoked (nor has revocation been threatened) and, to the Knowledge of the Company, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan or the exempt status of any such trust.

(d)    With respect to each Employee Benefit Plan, the Company and its Subsidiaries have complied in all material respects, and are now in substantial compliance with all provisions of ERISA, the Code and all Laws and regulations applicable to such Employee Benefit Plans and each Employee Benefit Plan has been administered in all material respects in accordance with its terms. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is not now, nor, to the Knowledge of the Company, do any circumstances exist that could reasonably be expected to give rise to, any requirement for the posting of security with respect to any Employee Benefit Plan or the imposition of any lien on the assets of the Company or any of its Subsidiaries under ERISA or the Code. None of the Company or any of its Subsidiaries has engaged in a transaction with respect to any applicable Employee Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would be reasonably likely to subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(e)    All contributions required to be made to any Employee Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been accrued on the financial statements set forth in the Company SEC Reports to the extent required under GAAP. Each Employee Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) unfunded.

(f)    (i) No Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company or its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; (iii) none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full; and (iv) no Employee Benefit Plan is subject to Title IV or Section 302 of ERISA. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA. “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(g)    There does not exist, nor to the Knowledge of the Company, do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or its Subsidiaries or any of their respective ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under section 302 of ERISA, (iii) under sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, and (v) under corresponding or similar provisions of foreign Laws or regulations.

(h)    None of the Company and its Subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law and at no expense to the Company and its Subsidiaries. The Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for post-retirement welfare benefits.

(i)    Except as would not reasonably be expected to result in any liability to the Company or any of its Subsidiaries, there are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted, threatened or instituted, or to the Knowledge of the Company, no set of circumstances exists which may reasonably give rise to a claim or lawsuit against the Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Employee Benefit Plans or the assets of any of the trusts under any of the Employee Benefit Plans. Neither the Company nor any of its Subsidiaries has taken corrective action or made a filing under any voluntary correction program of the IRS, the U.S. Department of Labor or any other Governmental Entity with respect to any Employee Benefit Plan, and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program. No audit or other proceeding by a Governmental Entity is pending or threatened with respect to any Employee Benefit Plan.

(j)    Each Employee Benefit Plan that is or was a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has been operated in compliance with, and is in documentary compliance with Section 409A of the Code and IRS regulations and guidance thereunder.

(k)    None of the execution and delivery of this Agreement, the Company Shareholder Approval, or the consummation of the transactions contemplated hereby, either alone or together with any other event or events, will (i) result in any payment (including, severance, golden parachute, forgiveness of indebtedness or otherwise) becoming due under any Employee Benefit Plan, whether or not such payment is contingent, (ii) increase any payments or benefits otherwise payable under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any equity awards, whether or not contingent, (iv) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust, (v) require the funding of any trust or other funding vehicle, (vi) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, the Surviving Corporation, to merge, amend or terminate any of the Employee Benefit Plans or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. No Employee Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

3.12    Approvals. As of the date of this Agreement, the Company knows of no reason relating to the Company why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13    Opinion. The Company Board has received the opinion of D.A. Davidson & Co. that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock in the First Merger is fair, from a financial point of view, to such holders.

3.14    Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in the Joint Proxy Statement/Prospectus and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement/Prospectus relating to the Company and its Subsidiaries and other portions within the reasonable control of the Company and its Subsidiaries will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

3.15    Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of the Company, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries and there are no facts or circumstances that would reasonably be expected to result in any claims against the Company or any of its Subsidiaries. There is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by the Company, any of its Subsidiaries or the assets of it or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to Parent or any of its Affiliates). For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

3.16    Material Contracts.

(a)    Except for those agreements and other documents filed as exhibits or incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 or filed or incorporated in any of its other Company SEC Reports filed since January 1, 2014 and prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not filed with the SEC, a “Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) that contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner or location of conducting, any line of business of the Company or any of its Affiliates (or, upon consummation of the Mergers, of Parent or any of its Affiliates); (iii) that obligates the Company or any of its affiliates (or, upon consummation of the Mergers, Parent or any of its Affiliates) to conduct business with any third party on an exclusive or preferential basis; (iv) that requires referrals of business or requires the Company or any of its Affiliates to make available investment opportunities to any Person on a priority or exclusive basis; (v) that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of the Company or any of its Subsidiaries; (vii) that limits the payment of dividends by the Company or any of its Subsidiaries; (viii) that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third party, except in each case that relates to merchant banking investments by the Company or its Subsidiaries in the ordinary course of business; (ix) that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect; (x) that provides for payments to be made by the Company or any of its Subsidiaries upon a change in control thereof; (xi) that was not negotiated and entered into on an arm’s-length basis; (xii) that provides for indemnification by the Company or any of its Subsidiaries of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification and provisions of the Company Articles and the Company Bylaws providing for indemnification; (xiii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $90,000 per annum (other than any such contracts which are terminable by the Company or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice); (xiv) that grants to a Person any right, license, covenant not to sue or other right in Company Owned Intellectual Property or grants to the Company or any of its Subsidiaries a license or other right to any Company Licensed Intellectual Property (excluding licenses to shrink-wrap or click-wrap software), in each case that involves the payment of more than $90,000 per annum or is material to the conduct of the businesses of the Company; (xv) to which any Affiliate, officer, director, employee or consultant of such party or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); (xvi) that would prevent, materially delay or materially impede the Company’s ability to consummate the First Merger, the Subsequent Merger, the Bank Merger or the other transactions contemplated hereby; (xvii) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets; (xviii) that is a lease of real or personal property providing for annual rentals of $50,000 or more; (xix) that contains a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another party or any of its Affiliates; (xx) that is between the Company or any of its Subsidiaries and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Common Stock; or (xxi) that is otherwise not entered into in the ordinary course of business or that is material to the Company or any Subsidiary of the Company or their financial condition or results of operations. The Company has Previously Disclosed or made available to Parent prior to the date hereof true, correct and complete copies of each Material Contract.

(b)    (i) Each Material Contract is a valid and legally binding agreement of the Company or one of its Subsidiaries, as applicable, and, to the Knowledge of the Company, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) the Company and each of its Subsidiaries has duly performed all obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, any counterparty or counterparties, is in breach of any provision of any Material Contract, and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of the Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Section 3.16(b) of the Company Disclosure Schedule sets forth a true and complete list of (x) all Material Contracts pursuant to which consents or waivers are or may be required and (y) all notices which are required to be given, in each case, prior to the performance by the Company of this Agreement and the consummation of the First Merger, the Subsequent Merger, the Bank Merger and the other transactions contemplated hereby.

3.17    Environmental Matters. (a) The Company and its Subsidiaries are in compliance, and have at all times in the past complied, with any federal, state or local Law, regulation, order, decree, permit, authorization, common Law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance handling or exposure or the protection of natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; or (iii) wetlands, indoor air, pollution, contamination or any injury to Persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”); (b) there are no proceedings, claims, actions, or, to the Knowledge of the Company, investigations of any kind, pending, or threatened, by any Person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries relating to liability under any Environmental Law and, to the Knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or investigation; (c) there are no agreements, orders, judgments or decrees by or with any court, Regulatory Agency or other Governmental Entity, or any agreements, indemnities or settlements with any Person that impose any liabilities or obligations under, relating to or in respect of any Environmental Law; (d) to the Knowledge of the Company, there are, and have been, no releases of any harmful or hazardous substances or wastes at any property currently or formerly owned, operated or otherwise used by the Company or any of its Subsidiaries under circumstances which could reasonably be expected to result in liability to or claims against the Company or its Subsidiaries relating to any Environmental Law; and (e) there are no reasonably anticipated future events, conditions, circumstances, practices, plans or legal requirements (in each case of the Company) that could reasonably be expected to give rise to obligations or liabilities under any Environmental Law. Neither the Company nor any of its Subsidiaries has possession of or has conducted any environmental studies during the past five years with respect to any properties owned by it or leased by it.

3.18    Taxes.

(a)    The Company and each of its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes (as defined below) that are due and payable or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of the Company.

(b)    None of the Tax Returns or matters described in paragraph (a) above are currently under any audit, suit, proceeding, examination or assessment by the U.S. Internal Revenue Service (“IRS”) or the relevant state, local or foreign Tax authority and neither the Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes are pending or threatened.

(c)    No deficiencies have been asserted or assessments made against the Company or any of its Subsidiaries that have not been paid or resolved in full.

(d)    No claim has been made against the Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e)    The Company is not, and during the past five years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f)    No liens for Taxes exist with respect to any of the assets of the Company or any of its Subsidiaries, except for liens for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect.

(g)    Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company was the common parent, (ii) has any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (iii) is a party to or bound by any Tax sharing or allocation agreement (other than any such agreement exclusively between or among the Company and its Subsidiaries) or to any other contract to indemnify any other Person with respect to Taxes (in each case, other than ancillary provisions in commercial agreements not primarily related to Taxes), (iv) has, or has ever had, a permanent establishment in any country other than the country of its organization, or (v) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(h)    None of the Company or any of its Subsidiaries has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provisions of state, local or foreign Law by reason of a change in accounting method, has any knowledge that any taxing authority has proposed any such adjustment, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations.

(i)    Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(j)    The Company has made available to Parent true and correct copies of the United States federal consolidated income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2013, 2014 and 2015.

(k)    None of the Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (ii) to the Knowledge of the Company, in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Mergers are a part.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

3.19    Reorganization. The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the First Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20    Intellectual Property.

(a)    Each of the Company and its Subsidiaries (A) solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than Permitted Encumbrances and non-exclusive licenses entered into in the ordinary course of business, all right, title and interest in and to its respective Company Owned Intellectual Property, and (B) to the Knowledge of the Company, has valid and sufficient rights and licenses to all of the Company Licensed Intellectual Property. The Company Owned Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable. Each of the Company and its Subsidiaries owns or has the right to use all Intellectual Property used in or necessary for the conduct each of their respective businesses as presently conducted and as currently planned to be conducted.

(b)    To the Knowledge of the Company, the operation of the Company and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and no Person has asserted that the Company or any of its Subsidiaries has infringed, diluted, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To the Knowledge of the Company, no third Person has infringed, diluted, misappropriated or otherwise violated any of the Company’s or any of its Subsidiary’s rights in the Company Owned Intellectual Property.

(c)    The Company and each of its Subsidiaries has taken reasonable measures to protect (A) their rights in their respective Company Owned Intellectual Property and (B) the confidentiality of all Trade Secrets that are owned, used or held by the Company or any of its Subsidiaries, and to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To the Knowledge of the Company, no Person has gained unauthorized access to the Company’s or its Subsidiaries’ IT Assets since December 31, 2013.

(d)    The Company’s and each of its Subsidiary’s respective IT Assets operate and perform substantially as required by the Company and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. The Company and each of its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. The Company and each of its Subsidiaries is compliant with all applicable Laws, rules and regulations, and their own privacy and security policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e)    For purposes of this Agreement,

(i)    “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (iii) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights.

(ii)    “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(iii)    “Company Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the respective businesses of the Company and each of its Subsidiaries as presently conducted.

(iv)    “Company Owned Intellectual Property” means Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

3.21    Properties. The Company or one of its Subsidiaries (a) has good and insurable title to all the properties and assets owned by the Company or one of its Subsidiaries (the “Company Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established and reflected on the financial statements of the Company, (iii) easements, rights of way, and other similar encumbrances that do not adversely affect the value or affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties as bank facilities and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee or subleassee of all properties and assets leased or subleased by the Company or one of its Subsidiaries (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or subleassee or, to the Knowledge of the Company, the lessor. None of the Company or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part. Section 3.21 of the Company Disclosure Schedule contains a complete and correct list of all Company Owned Properties. Section 3.21(b) of the Company Disclosure Schedule contains a complete and correct list of all Company Leased Properties and together with a list of all applicable leases or subleases (each, a “Lease”) and the name of the lessor or sublessor.

(a)    All buildings, structures, improvements and fixtures on the Company Real Property and the equipment located thereon are in good operating condition and repair, ordinary wear and tear excepted, and conform to all applicable Laws.

(b)    The buildings, driveways and all other structures and improvements upon the Company Owned Properties are all within the boundary lines of such property or have the benefit of valid easements and there are no encroachments thereon that would affect the use thereof. There are no outstanding requirements or recommendations by any insurance company that has issued a policy covering the Company Owned Properties, or by any board of fire underwriters or other body exercising similar functions, requiring or recommending any repairs or work to be done on any such property.

(c)    Each of the leases for the Company Leased Property is valid and existing and in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or any of its Subsidiaries, or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company or one of its Subsidiaries, the foregoing representation is based on the Knowledge of the Company.

(d)    As to the Company and its Subsidiaries, none of the Company Real Property has been condemned or otherwise taken by any Governmental Entity and, to the Knowledge of the Company, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, contract or Law which might adversely affect its use or value for the purposes now made of it. None of the premises or properties of the Company or any of its Subsidiaries is subject to any current interests of third parties or other restrictions or limitations that would impair or be inconsistent with the current use of such property by the Company or such Subsidiary.

(e)    The Company has delivered to Parent true, accurate and complete copies of each of the following to the extent in the possession or control of the Company or its Subsidiaries and in any way related to any of the Company Real Property: (i) title commitments together with legible copies of all underlying exceptions, (ii) title policies, (iii) environmental reports, (iv) zoning reports and zoning letters, and (v) licenses and permits.

3.22    Insurance. (a) The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23    Accounting and Internal Controls.

(a)    The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom). The Company and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is and has been effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are and were recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are and were being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on their respective financial statements. The Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is or was, as the case may be, made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b)    The Company’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2015, and such assessment concluded that such controls were effective. The Company has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Company Board: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2013 and (ii) any communication since December 31, 2013 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(c)    Since January 1, 2014, (A) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that the Company or any of its Subsidiaries, as applicable, has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation to the Company Board or any committee thereof or to any of its directors or officers. The Company has made available to Parent a summary of all complaints or concerns relating to other matters made since December 31, 2013 through the Company’s whistleblower hot-line or equivalent system for receipt of Company employee concerns, as applicable regarding possible violations of Law.

3.24    Derivatives. Neither the Company nor any of its Subsidiaries has or is a party to any swaps, caps, floors, collars, option agreements, futures and forward contracts and other similar derivative transactions outstanding nor do any of them own any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

3.25    Loan Matters.

(a)    Each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of the Company is a creditor (collectively, “Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by the Company or its Subsidiaries.

(b)    Each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents and the Company’s written underwriting standards, in each case, with all applicable requirements of applicable Law.

(c)    None of the agreements pursuant to which the Company or any of its Subsidiaries has sold or is servicing (i) Loans or pools of Loans or (ii) participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against the Company or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

(d)    The Company has Previously Disclosed to Parent all claims for repurchases by the Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by the Company and its

Subsidiaries that are outstanding or threatened (in writing), in each case, as of the date hereof and since December 31, 2013.

(e)    Section 3.25(e) of the Company Disclosure Schedule sets forth a list of (i) each Loan that as of December 31, 2016 (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any Governmental Entity (D) a specific reserve allocation existed in connection therewith, (E) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, (ii) each Loan that, as of December 31, 2016, had a total outstanding balance and/or unfunded commitment of $250,000 or more and that, as of such date, (A) a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (B) the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (C) where a specific reserve allocation exists in connection therewith, and (iii) each asset of the Company or any of its Subsidiaries that, as of December 31, 2016, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 3.25(e) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of December 31, 2016.

(f)    Section 3.25(f) of the Company Disclosure Schedule sets forth a list of all Loans outstanding as of the date of this Agreement by the Company or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance with all applicable Laws.

(g)    Neither the Company nor any of its Subsidiaries is now nor has it ever been since December 31, 2013 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

(h)    Since December 31, 2012, the Company and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by the Company or any of its Subsidiaries satisfied: (1) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans, including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (2) the responsibilities and obligations relating to such mortgage loans set forth in any contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, loan investor or insurer, on the other hand; (3) the applicable rules, regulations, guidelines, handbooks and other requirements of any Governmental Entity, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (4) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such mortgage loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(i)    Since December 31, 2012, the Company and each of its Subsidiaries have not engaged in, and, to the Knowledge of the Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers used by the Company or by any of its Subsidiaries, as applicable) has engaged in, directly or indirectly, (1) any foreclosures in violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in breach of any binding Regulatory Agreement or (2) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable Law.

(j)    Since December 31, 2012, the Company has not foreclosed upon, managed or taken a deed or title to, any real estate (other than single-family residential properties) without complying with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, managed or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

3.26    Community Reinvestment Act Compliance. The Company and each of its Subsidiaries that is an insured depositary institution is in compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of at least “satisfactory” in its most recently completed exam, and to the Knowledge of the Company, there does not exist any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in the Company or any such Subsidiary having its current rating lowered.

3.27    Investment Securities.

(a)    Each of the Company and its Subsidiaries has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of the Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to the Company and its Subsidiaries. Such securities are valued on the books of the Company and its Subsidiaries in accordance with GAAP.

(b)    The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, the Company has made available to Parent each of such policies, practices and procedures.

3.28    Related Party Transactions. Except for ordinary course bank deposit, trust and asset management services on arms’ length terms, and “compensation” as used in Item 402 of the SEC’s Regulation S-K, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any Person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the Company Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of the Company) on the other hand.

3.29    Labor. Neither the Company nor any of its Subsidiaries is, nor at any time since January 1, 2014 was, a party to or bound by any labor or collective bargaining agreement and to the Knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any such labor union, workers’ council or labor organization. There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of the Company, threatened (in writing) and neither the Company nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2014. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of the Company and its Subsidiaries is in material compliance with all applicable Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not engaged in any unfair labor practices or similar prohibited practices. There are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings of any nature pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

3.30    Foundation Bancorp. To the Knowledge of the Company: (i) at all times since December 31, 2013, Foundation Bancorp, Inc. (“Foundation”) and its Subsidiaries held all licenses, franchises, permits and authorizations which were necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law; (ii) at all times since December 31, 2013, Foundation and each of its Subsidiaries complied with any applicable Law; and (iii) none of Foundation or any of its Subsidiaries was, at the time of the Company’s acquisition of Foundation, subject to any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due) except for (x) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (including any notes thereto), (y) liabilities incurred in the ordinary course of business consistent with Foundation’s past practice and that are not or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or (z) incurred in connection with the acquisition of Foundation by the Company.

3.31    No Additional Representations.

(a)    Except for the representations and warranties made by the Company in this Article III and representations and warranties contained in any certificates or other documents delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its or their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the Company in this Article III and representations and warranties contained in any certificates or other documents delivered pursuant to this Agreement, any oral or written information presented to Parent or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 3.31 shall limit Parent’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Company in this Article III.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent or any other Person has made or is making any representations or warranties relating to Parent whatsoever, express or implied, beyond those expressly given by Parent in Article IV hereof and those contained in any certificates or other documents delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy of any information made available to the

Company or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

No representation or warranty of Parent contained in Article IV (other than the representations and warranties in Sections 4.2, 4.3(b) and 4.8, which shall be true and correct in all respects with respect to them) shall be deemed untrue or incorrect, and Parent shall not be deemed to have breached any representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with such representation or warranty contained in Article IV, would cause the representation or warranty not to be true in all material respects. Subject to the foregoing, except as disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Parent prior to the date hereof which is publicly available (without giving effect to any amendment thereof filed with or furnished to the SEC after the date hereof, but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1    Corporate Organization.

(a)    Parent is a corporation duly incorporated and validly existing under the Laws of the State of Washington. Columbia Bank is a commercial bank duly formed and validly existing under the Laws of the State of Washington. Each of Parent and Columbia Bank has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Parent is duly registered as a bank holding company under the BHC Act.

(b)    True, complete and correct copies of the Amended and Restated Articles of Incorporation of Parent (the “Parent Articles”), and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by Parent and made available to the Company. The Parent Articles and Parent Bylaws made available to the Company are in full force and effect.

4.2    Capitalization.

(a)    The authorized capital stock of Parent consists of (i) 115,000,000 shares of common stock, with no par value per share (the “Parent Common Stock”), of which, as of January 4, 2017 (the “Parent Capitalization Date”), 58,042,663 were issued and outstanding, and (ii) 2,000,000 shares of preferred stock, no par value per share (“Parent Preferred Stock”), of which, as of the Parent Capitalization Date, 76,898 were designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A, none of which were issued and outstanding as of the Parent Capitalization Date, and 8,782 of which were designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (the “Series B Preferred Stock”), all of which were issued and outstanding as of the Parent Capitalization Date. As of the Parent Capitalization Date, 18,457 shares of Parent Common Stock were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Parent or a Subsidiary of Parent in effect as of the date of this Agreement (the “Parent Stock Plans”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and, are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Upon issuance of any Parent Common Stock in accordance with the terms of Parent Stock Plans, such stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. Except pursuant to this Agreement, the Series B Preferred Stock and the options described in this Section 4.2, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or other equity securities of Parent. There are no contractual obligations of Parent or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any equity security of Parent or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Parent or its Subsidiaries or (ii) pursuant to which Parent or any of its Subsidiaries is or could be required to register shares of Parent capital stock or other securities under the Securities Act. Except for the Columbia Voting Agreements, there are no voting trusts or other agreements or understandings to which Parent, any Subsidiary of Parent or, to the Knowledge of Parent, any of their respective officers or directors, is a party with respect to the voting of any Parent Common Stock, Parent Preferred Stock, Voting Debt or other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the First Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable, and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)    Parent directly owns all of the outstanding stock of Columbia Bank.

(c)    At the time of its incorporation and accession to this Agreement, all of the issued and outstanding shares of capital stock or other equity ownership interests of Merger Sub will be owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests will be duly authorized and validly issued and will be fully paid and nonassessable. At the time of its incorporation and accession to this Agreement, Merger Sub will not have or will not be bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of Merger Sub or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Merger Sub.

4.3    Authority; No Violation.

(a)    Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved and this Agreement duly adopted by the Parent Board, and the Parent Board has determined that the First Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its shareholders. Except for the approval of the issuance of Parent Common Stock pursuant to this Agreement by votes cast favoring such issuance exceeding the votes cast opposing such issuance at a stockholders’ meeting duly called and held for such purpose (the “Parent Shareholder Approval”), no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company and accession by Merger Sub) constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b)    Neither the execution and delivery of this Agreement, nor the consummation by Parent of the Mergers or the other transactions contemplated hereby, nor compliance with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Articles, Parent Bylaws or similar documents of Parent’s Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Law applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), for any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

4.4    Consents and Approvals. Except for (a) any applicable filing with Nasdaq, (b) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Form S-4 in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice and/or an application with the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended, or regulations promulgated by the Federal Reserve thereunder, (d) filings of applications, notices, plans and certificates to the Oregon Department of Consumer Business Services (“Oregon DCBS”) in accordance with Section 711.130 of the ORS and the Washington State Department of Financial Institutions pursuant to Sections 30.49.040, 30.49.125 and 30.04.405 of the Revised Code of Washington and approval of or non-objection to such applications, filings, certificates and notices, (e) the filing of a bank merger application with the FDIC pursuant to the Bank Merger Act of 1960, as amended, (f) the filing of the Oregon Merger Filings and the other documents and filings required by Section 60.494 of the ORS with the Oregon Secretary in connection with the First Merger, (g) the filing of the Washington Articles of Merger and the other documents and filings required by Section 23B.11.050 of the Revised Code of Washington with the Washington Secretary and the filing of plans of merger and the other documents and filings required by Section 60.494 of the ORS with the Oregon Secretary in connection with the Subsequent Merger, (h) the filing of the articles of merger and the other documents and filings required by Section 23B.11.050 of the Revised Code of Washington with the Washington Secretary and the filing of plans of merger and the other documents and filings required by Section 60.494 of the ORS with the Oregon DCBS in connection with the Bank Merger and (i) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement.

4.5    Reports.

(a)    Parent and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2013 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2013, including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, and there are no violations or exceptions in any such report or statement that are unresolved as of the date hereof.

(b)    An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent pursuant to the Securities Act or the Exchange Act since December 31, 2013 and prior to the date of this Agreement (the “Parent SEC Reports”) is publicly available. No such Parent SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this

Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports complied as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent SEC Reports. None of Parent’s Subsidiaries is required to file periodic reports with the SEC or any other Governmental Entity pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F).

(a)    Parent is in compliance with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.6    Financial Statements. The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries; (ii) fairly present the consolidated statements of income, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7    Broker’s Fees. None of Parent, any of its Subsidiaries or any of their respective officers or directors have employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or any other transactions contemplated by this Agreement other than to Keefe, Bruyette & Woods, Inc.

4.8    Absence of Changes. Since December 31, 2015, and through the date of this Agreement, no event or events has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.9    Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have at all times since December 31, 2014 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of Parent, no suspension or cancellation of any such licenses, franchise, permit or authorization is threatened in writing. Parent and each of its Subsidiaries has complied with, and are not in default or violation of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including, the protection of personal information, and neither Parent nor any of its Subsidiaries knows of, and none of Parent, or any of its Subsidiaries has received from a Governmental Entity since January 1, 2013, written notice of, any defaults or violations of any applicable Law relating to Parent or any of its Subsidiaries.

4.10    Approvals. As of the date of this Agreement, Parent knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.11    Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in the Joint Proxy Statement/Prospectus and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement/Prospectus relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

4.12    Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Parent, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries and there are no facts or circumstances that would reasonably be expected to result in any claims against Parent or any of its Subsidiaries. There is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by Parent, any of its Subsidiaries or the assets of it or any of its Subsidiaries.

4.13    Accounting and Internal Controls.

(a)    The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom). Parent and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Parent and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b)    Parent’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2015, and such assessment concluded that such controls were effective. Parent has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c)    Since January 1, 2014, (A) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Parent or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to the Parent Board or any committee thereof or to any of its directors or officers.

4.14    Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or executive officer of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the Parent Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Parent) on the other hand, that are required to be disclosed in a proxy statement pursuant to Section 14 of the Exchange Act and are not so disclosed.

4.15    Reorganization. None of Parent or any of its Subsidiaries has taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the First Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.16    No Additional Representations.

(a)    Except for the representations and warranties made by Parent in this Article IV and representations and warranties contained in any certificates or other documents delivered pursuant to this Agreement, Neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Parent in this Article IV and representations and warranties contained in any certificates or other documents delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 4.16 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by Parent in this Article IV.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties relating to the Company whatsoever, express or implied, beyond those expressly given by the Company in

Article III hereof and those contained in any certificates or other documents delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy available to Parent or any of its representatives. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its representatives.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Law, or with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, (i) the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, officers and employees and business associates and keep available the services of the Company and its Subsidiaries’ present employees and agents and (ii) each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either the Company or Parent to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2    Company Forbearances. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except as Previously Disclosed, as expressly contemplated or permitted by this Agreement, or as required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which shall not be unreasonably withheld):

(a)    (i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, or (ii) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become subject to new grants, in each case except as required pursuant to the exercise or settlement of Company Stock Options, Company RSUs or Company SARs outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan in effect on the date hereof.

(b)    (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) authorized dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries and (B) regular quarterly dividends on shares of Company Common Stock of $0.11 per share) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

(c)    Amend or modify the terms of, waive, release or assign any rights under, terminate, renew or allow to renew automatically, make any payment not then required under, knowingly violate the terms of or enter into (i) any Material Contract, Lease, Regulatory Agreement, any contract that would be a Material Contract if it were in existence on the date hereof or other binding obligation that is material to the Company and its

Subsidiaries, taken as a whole, (ii) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted or (iii) any contract governing the terms of the Company Common Stock or rights associated therewith or any other outstanding capital stock or any outstanding instrument of indebtedness.

(d)    Sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse, cancel, abandon or otherwise create any Lien on or otherwise dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations pursuant to Section 5.2(p), which Section 5.2(p) will exclusively govern such sales of loans and loan participations hereunder), except for sales, transfers, mortgages, leases, guarantees, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business and in the transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(e)    Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of any other entity (other than purchases of loans and loan participations pursuant to Section 5.2(p), which Section 5.2(p) will exclusively govern such purchases of loans and loan participations hereunder), except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole, and would not reasonably be expected to present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain.

(f)    Amend the Company Articles or the Company Bylaws, or similar governing documents of any of its Subsidiaries.

(g)    Except as required under applicable Law or the terms of this Agreement or any Employee Benefit Plan in effect as of the date hereof (i) increase in any manner the compensation, bonus or pension, welfare, severance or other benefits of any of the current or former directors, officers, employees or other service providers of the Company or its Subsidiaries, except for ordinary course merit-based increases in the base salary and target bonus of employees (other than directors or executive officers of, or individuals who are party to an employment agreement or change of control agreement with, the Company or its Subsidiaries) consistent with past practice, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any Employee Benefit Plan or plan that would be an Employee Benefit Plan if in effect as of the date hereof, other than de minimis amendments in the ordinary course of business consistent with past practice, (iii) grant any new equity award, (iv) grant, pay or increase (or commit to grant, pay or increase) any severance, retirement or termination pay, (v) accelerate the payment or vesting of, or lapsing of restrictions with respect to, any stock-based compensation, long-term incentive compensation or any bonus or other incentive compensation, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan, (vii) terminate the employment or services of any officer or employee other than for cause, (viii) enter into any collective bargaining or other agreement with a labor organization, (ix) forgive or issue any loans to any current or former officer, employee or director of the Company or its Subsidiaries or (x) hire any officer, employee or other service provider except in the ordinary course of business for non-executive officer positions for an annual base salary not in excess of $150,000.

(h)    Incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(i)    Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Law or requested by a Regulatory Agency.

(j)    (i) Other than in accordance with the investment policies of the Company or any of its Subsidiaries in effect on the date hereof or in securities transactions, as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities the Company may purchase investment securities if, within two (2) Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

(k)    Enter into any settlement, compromise or similar agreement with respect to, any action, suit, claim, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or action, suit, claim, proceeding, order or investigation is settled in an amount and for consideration not in excess of $250,000 and that would not (i) impose any material restriction on the business of it or its Subsidiaries or (ii) create adverse precedent for claims that are reasonably likely to be material to it or its Subsidiaries.

(l)    Other than as determined to be necessary or advisable by the Company in the good faith exercise of its discretion based on changes in market conditions, alter materially its interest rate or pricing fee or fee pricing policies with respect to depository accounts of any of its Subsidiaries or waive any material fees with respect thereto.

(m)    Except as required by applicable Law or by a Regulatory Agency, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices or (ii) fail to follow in all material respects, the Company’s or its applicable Subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk.

(n)    Enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients.

(o)    Invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements.

(p)    Except for Loans or commitments for Loans that have been approved by the Company prior to the date of this Agreement, (i) make any Loan or Loan commitment to any Person which would, when aggregated with all outstanding Loans or Loan commitments or any renewals or extensions thereof made to such Person and any Affiliate or immediate family member of such Person exceed $5,000,000 or (ii) purchase or sell any loan or loan participation in excess of $5,000,000, in each case, without first submitting a copy of the loan write up containing the information customarily submitted to the Loan Committee of Pacific Continental Bank, to the chief credit officer of Parent two (2) full Business Days prior to taking such action; provided, that, if Parent objects in writing to such loan or loan commitment or such purchase or sale within two (2) full Business Days after receiving such loan write up, the Company shall obtain the approval of a majority of the members of the Loan Committee of Pacific Continental Bank prior to making such loan or loan commitment or such purchase or sale.

(q)    Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

(r)    Make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $50,000 individually or $150,000 in the aggregate.

(s)    Pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement with, any of its officers or directors or any of their family members, or any Affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than Loans originated in the ordinary course of business and, in the case of any such arrangements or agreements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 5.2.

(t)    Take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the First Merger set forth in Article VII not being or becoming not capable of being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable Law.

(u)    Make or change any Tax election, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), settle or compromise any Tax liability, claim or assessment, in each case in a material amount, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, surrender any right to claim a refund for Taxes, or file any amended Tax Return.

(v)    Agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2.

5.3    Parent Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, Parent shall not, and shall not permit any of its Subsidiaries to, except as may be required by applicable Law or policies imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the First Merger set forth in Article VII not being or becoming not being capable of being satisfied.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Parent and the Company shall reasonably promptly prepare and shall use their commercially reasonable efforts to file with the SEC on or prior to February 23, 2017, and in any event as soon as reasonably practicable thereafter, the Form S-4, in which the Joint Proxy Statement/Prospectus will be included. Each of Parent and the Company shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company and Parent shall thereafter mail or deliver the Joint Proxy Statement/Prospectus to their respective shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b)    The parties shall reasonably cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the First Merger, the

Subsequent Merger, the Bank Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such third parties or Governmental Entities. Parent shall use its commercially reasonable efforts to make all initial requisite regulatory filings on or before February 23, 2017, and in any event as soon as reasonably practicable thereafter (other than any notice to the Federal Reserve under its regulations, which will be filed in accordance with the timing contemplated by such regulations). The Company and Parent shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws, all the non-confidential information relating to the Company or Parent (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations (collectively the “Approvals”) of all third parties and Governmental Entities necessary or advisable to consummate the First Merger, the Subsequent Merger, the Bank Merger and the other transactions contemplated by this Agreement and each party will keep the other reasonably apprised of the status of matters relating to such Approvals and the completion of the First Merger, the Subsequent Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the First Merger, the Subsequent Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(c)    Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the First Merger, the Subsequent Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the Company’s and Parent’s shareholders and at the time of the Company Special Meeting and the Parent Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. Each of Parent and the Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Joint Proxy Statement/Prospectus, as applicable.

(d)    Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent or any of its Subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be likely, in each case following the Effective Time (but regardless when the action, condition or restriction is to be taken or implemented), to have a Material Adverse Effect on Parent (measured on a scale relative to the Company) or a Material Adverse Effect on the Company or materially restrict or impose a material burden on Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) in connection with the transactions contemplated hereby or with respect to the business or operation of Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) (a “Materially Burdensome Regulatory Condition”).

(e)    Each of Parent and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the First Merger, the Subsequent Merger, the Bank Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2    Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Mergers, and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VII hereof.

6.3    Access to Information.

(a)    Upon reasonable notice and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Parent, reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking Laws (other than reports or documents that the Company is not permitted to disclose under applicable Law), (ii) all other information concerning its business, properties and personnel as Parent may reasonably request and (iii) access to the necessary information (including the Company’s own good faith estimates as available and third-party reports, if any, commissioned by the Company at Parent’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect to amounts potentially payable to senior executives of the Company in connection with the consummation of the transactions contemplated by this Agreement. Upon the reasonable request of the Company, Parent shall furnish such reasonable information about it and its business as is reasonably relevant to the Company and its shareholders in connection with the First Merger, the Subsequent Merger, the Bank Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent, nor any of their respective Subsidiaries shall be required to provide access to or to disclose information to the extent such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. In addition to the foregoing, on an every other week basis, the Company shall provide Parent with a listing of all new and renewed loans and loan modifications, loan payoffs and loan purchases in the preceding two weeks.

(b)    All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties dated as of July 27, 2016 (the “Confidentiality Agreement”).

(c)    No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.4    Shareholder Approval.

(a)    The Company agrees to take, in accordance with applicable Law and the Company Articles and the Company Bylaws, all action necessary to convene as soon as practicable after the Form S-4 is declared effective (but in no event later than forty-five (45) days after the Form S-4 is declared effective), the Company Special Meeting to consider and to obtain the Company Shareholder Approval. Subject to Section 6.9(b) and (c), the Company Board shall at all times prior to and during such Company Special Meeting recommend such approval and shall use its reasonable best efforts to solicit such approval by its shareholders (the “Company Board Recommendation”). Without limiting the generality of the foregoing, unless this Agreement has terminated in accordance with its terms, this Agreement and the First Merger shall be submitted to the Company’s shareholders at the Company Special Meeting whether or not (x) the Company Board shall have effected a Company Adverse Change of Recommendation or (y) any Company Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Special Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Special Meeting (A) if on the date on which the Company Special Meeting is originally scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Shareholder Approval, the Company shall adjourn the Company Special Meeting until such date as shall be mutually agreed upon by the Company and Parent, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the Company Shareholder Approval, (B) after consultation with Parent, if the failure to adjourn or postpone the Company Special Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, or (C) after consultation with Parent, for a single period not to exceed ten (10) Business Days, to solicit additional proxies if necessary to obtain the Company Shareholder Approval. Parent may require the Company to adjourn, delay or postpone the Company Special Meeting once for a period not to exceed thirty (30) calendar days (but prior to the date that is two (2) Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Company Shareholder Approval. Once the Company has established the record date, in respect of the Company Special Meeting (the “Company Record Date”), the Company shall not change such Company Record Date or establish a different Company Record Date for the Company Special Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company Articles or the Company Bylaws.

(b)    Parent agrees to take, in accordance with applicable Law and the Parent Articles and the Parent Bylaws, all action necessary to convene as soon as practicable after the Form S-4 is declared effective (but in no event later than forty-five (45) days after the Form S-4 is declared effective), the Parent Special Meeting to consider and to obtain the Parent Shareholder Approval. The Parent Board shall at all times prior to and during such Parent Special Meeting recommend such approval and shall use its reasonable best efforts to solicit such approval by its shareholders. Parent shall not, without the prior written consent of the Company, adjourn or postpone the Parent Special Meeting; provided that Parent may, without the prior written consent of the Company, adjourn or postpone the Parent Special Meeting (A) if on the date on which the Parent Special Meeting is originally scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Shareholder Approval, Parent shall adjourn the Parent Special Meeting until such date as shall be mutually agreed upon by the Company and Parent, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the Parent Shareholder Approval, (B) after consultation with the Company, if the failure to adjourn or postpone the Parent Special Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, or (C) after consultation with the Company, for a single period not to exceed ten (10) Business Days, to solicit additional proxies if necessary to obtain the Parent Shareholder Approval. The Company may require Parent to adjourn, delay or postpone the Parent Special Meeting once for a period not to exceed thirty (30) calendar days (but prior to the date that is two (2) Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Parent Shareholder Approval. Once Parent has established the record date, in respect of the Parent Special Meeting (the “Parent Record Date”),

Parent shall not change such Parent Record Date or establish a different Parent Record Date for the Parent Special Meeting without the prior written consent of the Company, unless required to do so by applicable Law or the Company Articles or the Company Bylaws.

6.5    Nasdaq Listing. Prior to the Closing Date, Parent shall file with Nasdaq any required notices or forms with respect to the shares of Parent Common Stock to be issued in the First Merger.

6.6    Employee Matters.

(a)    During the period commencing at the Effective Time and ending on the eighteen (18) month anniversary of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide each employee who is actively employed by the Company and its Subsidiaries on the Closing Date (each, a “Continuing Employee”) while employed by Parent or any of its Subsidiaries following the Effective Time with: (i) base salary no less favorable than the base salary provided to such Continuing Employees immediately prior to the Effective Time; (ii) annual cash bonus opportunities no less favorable than annual cash bonus opportunities provided by Parent to similarly situated employees of Parent; and (iii) employee benefits which, in the aggregate, are no less favorable than employee benefits provided by Parent to similarly situated employees of Parent; provided, however, that until such time as Parent shall cause Continuing Employees to participate in the benefit plans of Parent, a Continuing Employee’s continued participation in the Employee Benefit Plans shall be deemed to satisfy the foregoing provision of this sentence (it being understood that participation in Parent benefit plans may commence at different times with respect to each Employee Benefit Plan).

From and after the Effective Time, Parent shall honor and make the payments provided for, as required by the terms of, all written employment agreements and change in control agreements with employees of the Company or any of its Subsidiaries in effect immediately prior to the Closing Date, subject to any limitations imposed under applicable Law or by any regulatory authority. Without limiting the generality of the foregoing, during the period commencing at the Effective Time and ending on the eighteen (18) month anniversary of the Effective Time, Parent shall, or shall cause the Surviving Company to provide each Continuing Employee who is not party to an individual employment, severance or change of control agreement at the time of his or her termination of employment whose employment is involuntarily terminated (other than under circumstances that constitute a termination for “cause”) with the severance payments and/or benefits, if any, to which the Continuing Employee is entitled under Section 6.6 of the Company Disclosure Schedule. Parent shall take, or shall cause the Surviving Company to take, other actions in accordance with Section 6.6 of the Company Disclosure Schedule.

(b)    Upon Continuing Employees’ enrollment in Parent’s employee benefit plans, such Continuing Employees will, consistent with the provisions of Section 6.6(a) above, become participants in all Parent’s employee benefit plans, practices, and policies on the same terms and conditions as similarly situated employees of Parent. Without limiting the generality of the foregoing, prior service credit for each of Continuing Employee’s service with the Company, except as expressly provided otherwise herein, shall be given by Parent with respect to all Parent’s retirement plans, employee benefit plans, practices, and policies to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit. If any Continuing Employee becomes eligible to participate in any Parent employee benefit plan, practice, or policy that provides medical, hospitalization or dental benefits, Parent shall use commercially reasonably best efforts to (a) cause any pre-existing condition limitations or eligibility waiting periods under such Parent benefit plan to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied under the Employee Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (b) recognize for purposes of annual deductible and out- of-pocket limits under their health plans applicable to Continuing Employees, deductible and out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under any Employee Benefit Plan on or prior to the Closing Date.

(c)    If requested in writing by Parent at least thirty (30) calendar days prior to the Effective Time, the Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate, effective not later than the Business Day immediately prior to the Effective Time, any Employee Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. In the event that Parent requests that such plan(s) be terminated, the Company shall provide Parent with evidence that such plan(s) has been terminated (the form and substance of which shall be subject to review and approval by Parent, approval of which shall not be unreasonably withheld) not later than the Business Day immediately preceding the Effective Time. Effective as of the Effective Time, Parent shall have in effect a defined contribution plan that is qualified under Section 401(a) of the Code, which Plan shall accept the transfer of account balances (including promissory notes evidencing all outstanding loans) of each participant in the Company savings plan as of the Closing Date.

(d)    From and after the date hereof, prior to making any written or oral communications to officers or employees of the Company or any of its Subsidiaries pertaining to compensation, benefit or other employment-related matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication or talking points, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(e)    Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Employee Benefit Plan, (ii) prevent Parent, the Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance their terms, (iii) prevent Parent, the Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Company or any of their Affiliates or under any benefit plan which Parent, the Company or any of their Affiliates may maintain.

6.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the extent they are indemnified by the Company or its Subsidiaries on the date hereof, to the fullest extent permitted under applicable Law; and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b)    Subject to the following sentence, for a period of six (6) years following the Effective Time, Parent or the Surviving Corporation will provide director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors of the Company or any of its Subsidiaries (determined as of the Effective Time) (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by the Company; provided, however, that in no event shall the Parent or Surviving Corporation be required to expend in the aggregate for such six (6)-year period, an amount in excess of 200% of the aggregate annual premiums paid as of the date hereof by the Company for any such insurance; provided, further, that if Parent or the Surviving Corporation are unable to maintain or obtain the D&O Insurance called for by this Section 6.7(b), Parent or the Surviving Corporation shall obtain as much comparable insurance as is available at a cost in the aggregate for such six (6)-year period up to 200% of the current annual premium; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent’s or the Surviving Corporation’s insurance carrier for the purpose of obtaining such D&O Insurance. Prior to the Effective Time and in lieu of the foregoing, the Company will use reasonable best efforts to purchase a six (6)-year prepaid “tail” policy for directors’ and officers’ liability insurance on the terms described in the prior sentence and fully pay for such policy prior to the Effective Time, at an aggregate cost up to, but not exceeding 200% of the current annual premium for such insurance.

(c)    Any Indemnified Party wishing to claim indemnification under Section 6.7(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Parent or the Surviving Corporation thereof; provided that failure to so notify will not affect the obligations of Parent or the Surviving Corporation under Section 6.7(a) unless and to the extent that Parent or the Surviving Corporation is actually and materially prejudiced as a consequence.

(d)    In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable documented fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (d) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

6.8    Exemption from Liability Under Rule 16(b)-3. Prior to the Effective Time, Parent and the Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9    No Solicitation; Change in Company Board Recommendation.

(a)    The Company agrees that none of it or any of its Subsidiaries nor any of their respective officers, directors and employees will, and will cause its and its Subsidiaries’ officers, directors, agents, representatives, advisors and Affiliates not to, initiate, solicit, encourage or knowingly facilitate any inquiries or the making of proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Company Acquisition Proposal or otherwise facilitate any effort to attempt or make or implement a Company Acquisition Proposal.

(b)    Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date hereof and prior to, but not after, obtaining the Company Shareholder Approval the Company receives an unsolicited bona fide Company Acquisition Proposal and the Company Board concludes in good faith that such Company Acquisition Proposal constitutes, or is reasonably expected to result in, a Company Superior Proposal, then the Company and the Company Board may, and may permit its Subsidiaries and its and its Subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the Company Board concludes in good faith (after consultation with outside legal counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable Law; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso or engaging in any negotiations, it shall have entered into a confidentiality agreement with such third party on terms no less restrictive in the aggregate to the counterparty than those contained in the Confidentiality Agreement and which expressly permits the Company to comply with its obligations pursuant to this Section 6.9. Subject to the foregoing and Section 6.9(c) below, the Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted on or before the date of this Agreement with any persons other than Parent with respect to any Company Acquisition Proposal and will use its reasonable best efforts, subject to applicable Law, to (i) enforce any confidentiality or similar agreement relating to a Company Acquisition Proposal and (ii) within ten (10) Business Days after the date hereof, request and confirm the return or destruction of any confidential information provided to any Person (other than Parent and its Affiliates) pursuant to any such confidentiality or similar agreement. The Company will promptly (and in any event within twenty-four (24) hours) advise Parent following receipt of any Company Acquisition Proposal, of any discussions or negotiations that are sought to be initiated or continued or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Company Acquisition Proposal and the substance thereof (including the identity of the Person making such Company Acquisition Proposal), and will keep Parent promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of any such request, inquiry or Company Acquisition Proposal, or all amendments or proposed amendments thereto) on a current basis (it being understood that no such communications to Parent shall be deemed a Company Adverse Change of Recommendation). The Company agrees that it shall contemporaneously provide to Parent any confidential or nonpublic information concerning the Company or any of its Subsidiaries that may be provided to any other Person in connection with any Company Acquisition Proposal which has not previously been provided to Parent.

(c)    (i) None of the Company Board or any committee thereof shall: (A) except as expressly permitted by, and after compliance with, Section 6.9(c)(ii)(B) hereof, make any Company Adverse Change of Recommendation; or (B) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.9(b) entered into in compliance with Section 6.9(b)) relating to any Company Acquisition Proposal made to the Company.

(ii)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to, but not after, obtaining the Company Shareholder Approval, the Company Board may make a Company Adverse Change of Recommendation or terminate this Agreement pursuant to Section 8.1(d) if the Company receives a Company Acquisition Proposal that is not withdrawn and the Company Board concludes in good faith that such Company Acquisition Proposal constitutes a Company Superior Proposal; provided that:

(A)    the Company Board concludes in good faith (after consultation with outside legal counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable Law;

(B)    the Company provides Parent prior written notice at least five (5) Business Days prior to taking such action, which notice shall state that the Company Board has received a Company Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), as applicable, which notice shall specify the basis for such Company Adverse Change of Recommendation or termination, including the material terms of the Company Superior Proposal (a “Notice of Superior Proposal”) (it being understood that such Notice of Superior Proposal shall not be deemed a Company Adverse Change of Recommendation);

(C)    during such five (5)-Business Day period, the Company negotiates in good faith with Parent (to the extent that Parent wishes to negotiate) to enable Parent to make an improved offer that is at least as favorable to the shareholders of the Company so that such Company Acquisition Proposal would cease to constitute a Company Superior Proposal; and

(D)    at the end of such five (5)-Business Day period (or such earlier time that Parent advises the Company that it no longer wishes to negotiate to amend this Agreement), the Company Board, after taking into account any modifications to the terms of this Agreement and the First Merger agreed to by Parent after receipt of such notice, continues to believe that such Company Acquisition Proposal constitutes a Company Superior Proposal.

(d)    Nothing contained in this Agreement shall prevent the Company or the Company Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Company Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement. As used in this Agreement, “Company Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation, sale of assets or other business combination involving the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, the Company or any of its Subsidiaries or any public announcement of a proposed plan or intention to do any of the foregoing or any agreements to engage in any of the foregoing, other than the transactions contemplated by this Agreement and any sale of whole loans and securitizations in the ordinary course. As used in this Agreement, “Company Superior Proposal” means an unsolicited bona fide written Company Acquisition Proposal that the Company Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the First Merger and the other transactions contemplated hereby and to be reasonably capable of being consummated on the terms proposed, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking or financial advisory firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable Law, and after taking into account any amendment or modification to this Agreement agreed to by Parent; provided that for purposes of the definition of “Company Superior Proposal,” the references to “more than 15%” in the definition of Company Acquisition Proposal shall be deemed to be references to “at least 50%.”

6.10    Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. If any Takeover Laws become applicable to this Agreement or the transactions contemplated hereby or thereby, including the First Merger, the parties shall take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the First Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such Takeover Law on this Agreement or the transactions contemplated hereby, including the First Merger.

6.11    Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than fifteen (15) days after the end of each calendar month ending after the date hereof, the Company will furnish to Parent, (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of it and any of its Subsidiaries (to the extent available)

as of and for such month then ended, (b) internal management reports showing actual financial performance against plan, and (c) to the extent permitted by applicable Law, any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of it or any of its Subsidiaries.

6.12    Notification of Certain Matters. The Company and Parent will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to a failure of a condition in Article VII.

6.13    Parent’s Board of Directors. Prior to the Effective Time, Parent’s Nominating and Corporate Governance Committee shall recommend to the Parent Board one Person from the Company Board to serve on the Parent Board effective at the Effective Time. Such Person shall have been an active member of the Company Board as of September 30, 2016 through the Effective Time, with personal connections to the local civic and business community of the Company, and shall be qualified as an “independent” director of Parent under applicable Nasdaq rules and otherwise meet any qualifications under Parent Bylaws and applicable Laws. Upon approval of such Person by the Parent Board (such approval not to be unreasonably withheld), such director shall be invited to join the Parent Board and the board of directors of Columbia Bank (the “Columbia Bank Board”) effective as of the Effective Time. Such director shall be entitled to compensation, indemnification and expense reimbursement in connection with his or her role as a director to the same extent as other directors on the Parent Board and Columbia Bank Board. Upon Closing or promptly thereafter, Parent shall form an advisory board and invite all members of the Company Board, as of the date hereof to join such advisory board on further terms and conditions to be determined by Parent prior to Closing.

6.14    Company Trust Preferred Securities, FHLB Borrowings and Subordinated Debentures. The Company will cooperate with Parent to effect the redemption or repayment, as applicable, of trust preferred securities under the indentures and guarantee agreements relating thereto issued or assumed by the Company, and the discharge of Pacific Continental Bank’s FHLB borrowings, in each case subject to and contingent upon the occurrence of the Closing, and in each case, to the extent permitted by the terms of the governing indentures and/or applicable governing documentation and subject to and in each case contingent upon regulatory approval. At the Effective Time, Parent agrees that it shall expressly assume all of the Company’s obligations in connection with the Company’s issuance of $35,000,000 principal amount of its 5.875% Fixed-to-Floating Rate Subordinated Notes due June 30, 2026 (the “Subordinated Debentures”) pursuant to the Indenture, dated as of June 27, 2016 (the “Indenture”), as supplemented by the First Supplemental Indenture, dated as of June 27, 2016, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”) (including, without limitation, being substituted for the Company), and execute any and all documents, instruments and agreements, including any supplemental indentures, guarantees, officer’s certificates, opinions of counsel and declarations of trust required by the Indenture, or as may reasonably be requested by the Trustee thereunder, and thereafter shall perform all of the Company’s obligations with respect to the Indenture.

6.15    Third-Party Agreements.

(a)    The parties shall use commercially reasonable efforts to obtain (i) the consents or waivers required to be obtained from any third parties in connection with the First Merger, the Subsequent Merger, the Bank Merger and the other transactions contemplated hereby (in such form and content as mutually agreed by the parties) promptly after the date of this Agreement and (ii) the cooperation of such third parties to effect a smooth transition in accordance with the parties’ timetable at or after the Effective Time, including those items set forth on Schedule 6.15(a). The Company shall cooperate with Parent as requested by Parent in minimizing the extent to which any contracts to which the Company or any of its Subsidiaries are a party will continue in effect following the Effective Time, in addition to complying with the prohibitions in Section 5.2.

(b)    Without limiting the generality of Section 6.15(a), the Company shall use commercially reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist Parent in performing all tasks reasonably required to result in a successful conversion of the data and other files and records of the Company and its Subsidiaries to Parent’s production environment, in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) mutually agreed by the parties, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Among other things, the Company shall:

(i)    reasonably cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii)    use its commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its ongoing needs until the conversion can be established;

(iii)    provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv)    provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v)    give notice of termination, conditioned upon the completion of the transactions contemplated by this Section 6.15(b), of the contracts of outside data, item and other processing contractors or other third-party vendors to which the Company or any of its Subsidiaries are bound when directed to do so by Parent.

(c)    Parent agrees that all actions taken pursuant to this Section 6.15 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company and its Subsidiaries.

(d)    The Company shall use its commercially reasonable efforts to obtain the consents to the termination of the Company’s obligations from the agreements set forth in Section 6.15(d) of the Company Disclosure Schedule.

6.16    Transaction Expenses.

(a)    Not later than 15 days after each calendar month-end during the period from the date of this Agreement until the Closing Date, the Company shall prepare in good faith and deliver to Parent an invoice of Transaction Expenses (each such statement, an “Interim Transaction Expenses Statement”), each of which shall include (a) itemized Transaction Expenses incurred as of such calendar month-end and (b) itemized Transaction Expenses reasonably estimated to be incurred during the period from such calendar month-end and the date which the Company estimates in good faith to be the Closing Date as of such date. “Transaction Expenses” means professional advisory fees, filings fees, management change-in-control costs, D&O Insurance costs and any other transaction-related costs and expenses incurred or estimated to be incurred by the Company or any of its Subsidiaries but excluding any termination costs relating to Material Contracts, any costs or expenses incurred or accrued by Company in connection with or arising out of the acceleration of unvested Company Equity Awards, conversion costs, fixed asset write-offs and the employee severance pool amount set forth in Section 5.2(g) of the Company Disclosure Schedule, in each case, as reasonably determined by Parent and Company based on information provided in accordance with Section 6.16.

(b)    The Company will cause all third party advisors and vendors providing services relating to the transactions contemplated by this Agreement to provide to the Company an invoice of their (a) transaction-related costs and expenses incurred as of such calendar month-end and (b) a reasonable estimate of the transaction-related costs and expenses to be incurred during the period from such calendar month-end and the date which the Company estimates in good faith to be the Closing Date as of such date, each of which will be included in each Interim Transaction Expenses Statement. Each such Interim Transaction Expenses Statement shall be certified by the chief financial officer of the Company. The Interim Transaction Expenses Statement delivered to Parent most immediately prior to the Closing Date shall be deemed the “Final Transaction Expenses Statement” to be utilized for the calculation of the Transaction Expenses pursuant to Section 1.4(g)(ii).

(c)    Subject to applicable Law and except with respect to documentation that is subject to attorney-client or other applicable privilege, Parent shall have the right to review, and shall have reasonable access to, all relevant work papers, schedules, memoranda and other documents prepared by the Company or its third party advisors or vendors in connection with the Company’s preparation of the Interim Transaction Expenses Statements and the Final Transaction Expenses Statement, as well as to executive, finance and accounting personnel of the Company and any other information which Parent may reasonably request in connection with its review of the Interim Transaction Expenses Statements and the Final Transaction Expenses Statement.

(d)    In the event of any questions or disputes by Parent of any amount included in any Interim Transaction Expenses Statement, the parties will discuss in good faith, and the Company will use reasonable efforts to obtain any additional information reasonably requested by Parent.

6.17    Certain Tax Matters

(a)    Each of Parent and the Company acknowledge and agree that it intends for U.S. federal income tax purposes that the First Merger and the Subsequent Merger, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement for purposes of Section 368(a) of the Code as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b)    Notwithstanding any other provision in this Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to the contrary, none of the parties shall (and each Party shall cause its respective Subsidiaries not to) take or agree to take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the First Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties shall use its reasonable best efforts to cause the First Merger and the Subsequent Merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the First Merger and the Subsequent Merger contained or set forth in the Form S-4 and (ii) the tax opinions referenced in Section 7.3(e) or Section 7.2(e). The parties intend to report and, except to the extent otherwise required, shall report, for U.S. federal income tax purposes, the First Merger and the Subsequent Merger, taken together, as a “reorganization” within the mean of Section 368(a) of the Code.

(c)    After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.18    Formation of Merger Sub; Accession. Following the date hereof, Parent shall form Merger Sub as an Oregon corporation and a wholly owned subsidiary of Parent. As of its incorporation, Merger Sub shall have 1,000 authorized shares of common stock, par value $0.01 per share, of which 1,000 shares shall be outstanding and none of which shall be held in the treasury of Merger Sub. Promptly following the incorporation of Merger Sub, (a) Parent, as the sole shareholder of Merger Sub, shall approve this Agreement and (b) Parent shall cause Merger Sub to accede to this Agreement by executing a signature page to this Agreement, after which time, Merger Sub shall be a party to this Agreement. Notwithstanding any provision herein to the contrary, the obligations of Merger Sub to perform its covenants hereunder shall commence only at the time of its incorporation and accession to this Agreement. Prior to the Effective Time, Parent shall take such actions as are reasonably necessary to cause the Board of Directors of Merger Sub to unanimously approve this Agreement. Prior to the Effective Time, Merger Sub shall not have carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the First Merger. The respective obligations of the parties to effect the First Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. The Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained.

(b)    Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Mergers or any of the other transactions contemplated by this Agreement shall be in effect.

7.2    Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the First Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of the Company (other than the representations and warranties set forth in (i) Section 3.2(a), which shall be true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (ii) Sections 3.1(a), 3.2(c), 3.3(a), 3.3(b), 3.7 and 3.10, which shall be true and correct in all material respects, and (iii) Section 3.8, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of the Company has had or would reasonably be expected to result in a Material Adverse Effect on the Company; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a) any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b)    Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c)    Regulatory Approvals. (i) All consents, registrations, approvals, permits and authorizations required to be obtained prior to and in order to effect the consummation of the First Merger, the Subsequent Merger and the Bank Merger by the Company, Parent, Merger Sub or any of their respective Subsidiaries from the Federal Reserve, the FDIC, the Oregon DCBS and the Washington State Department of Financial Institutions and (ii) any other regulatory approvals set forth in Sections 3.4 and 4.4 the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on Parent or the Company, in each case required to consummate the transactions contemplated by this Agreement, including the First Merger, the Subsequent Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and none of such consents, registrations, approvals, permits and authorizations shall contain any Materially Burdensome Regulatory Condition.

(d)    No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company.

(e)    Tax Opinion. Parent shall have received an opinion of Sullivan & Cromwell LLP, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the date of the First Merger, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, for U.S. federal income tax purposes, the First Merger and the Subsequent Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

7.3    Conditions to Obligations of Company. The obligation of the Company to effect the First Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Parent (other than the representations and warranties set forth in (i) Section 4.2(a), which shall be true and correct except to a de minimis extent (relative to Section 4.2(a) taken as a whole), (ii) Sections 4.1(a), 4.3(a), 4.3(b) and 4.7, which shall be true and correct in all material respects, and (iii) Section 4.8, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Parent has had or would reasonably be expected to result in a Material Adverse Effect on Parent; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c)    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(d)    No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to Parent.

(e)    Tax Opinion. The Company shall have received an opinion of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the date of the First Merger, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, for U.S. federal income tax purposes, the First Merger and the Subsequent Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the First Merger by the shareholders of the Company or Parent (except as otherwise set forth below):

(a)    Mutual Consent – by mutual consent of the Company and Parent in a written instrument authorized by the Company Board and the Parent Board;

(b)    Either Party – by either the Company or Parent;

(i)    No Regulatory Approval – if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the First Merger, the Subsequent Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(ii)    Delay – if the First Merger shall not have been consummated on or before November 9, 2017 (the “End Date”); provided, that the End Date may be extended to January 9, 2018 by either Parent or the Company by written notice to the other party if the Closing shall not have occurred by such date, and on such date the conditions set forth in Section 7.2(c) have not been satisfied or waived and each of the other conditions to consummation of the First Merger set forth in Article VII has been satisfied, waived or remains capable of being satisfied; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the First Merger to be consummated by the End Date;

(iii)    Breach – if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, in the case of a termination by Parent or Merger Sub, or on the part of Parent or Merger Sub, in the case of a termination by the Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); or

(iv)    No Shareholder Approval – (A) if the Company Shareholder Approval shall not have been obtained at the Company Special Meeting duly convened therefor or at any adjournment or postponement thereof, or (B) if the Parent Shareholder Approval shall not have been obtained at the Parent Special Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(iv) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the Company Shareholder Approval at the Company Special Meeting, or at any adjournment or postponement thereof, or the Parent Shareholder Approval at the Parent Special Meeting, or at any adjournment or postponement thereof, as applicable;

(c)    No Company Recommendation – by Parent, at any time prior to such time as the Company Shareholder Approval is obtained, in the event (i) the Company shall have breached in any material respect Section 6.9; (ii) the Company or the Company Board shall have submitted this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.9(c), or recommends to its shareholders a Company Acquisition Proposal other than the First Merger (a “Company Adverse Change of Recommendation”); (iii) at any time after the end of five (5) Business Days following receipt of a Company Acquisition Proposal, the Company Board shall have failed to reaffirm its Company Board Recommendation as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so by Parent; or (iv) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and the Company Board recommends that its shareholders tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend unequivocally against acceptance of such offer;

(d)    Company Superior Proposal - by the Company, prior to such time as the Company Shareholder Approval is obtained, in order to enter into a definitive agreement providing for a Company Superior Proposal; provided that (i) the Company is not in material breach of any of the terms of this Agreement, and (ii) the Company Termination Fee is paid to Parent in advance of or concurrently with such termination in accordance with Section 8.3(b);

(e)    Parent Average Closing Price Decline – by either Parent or the Company immediately following the Determination Date, in the event the Parent Average Closing Price, for the Determination Period is less than $26.13 (with a proportionate adjustment in the event that outstanding shares of Parent Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date); provided, however, if Parent elects to exercise its termination right pursuant to this Section 8.1(e), it shall give prompt written notice thereof to the Company, and the Company shall, for a period of two (2) Business Days after its receipt of such notice, have the option of reinstating the First Merger and the transactions contemplated hereby by adjusting the Exchange Ratio to 0.6430 as may be adjusted pursuant to Section 1.4(g)(ii) and adding to the Merger Consideration an amount in cash equal to $1.048. If within such one (1) Business Day period, the Company delivers written notice to Parent that it intends to reinstate the First Merger and the transactions contemplated hereby, as contemplated by the preceding sentence, then no termination shall occur pursuant to this Section 8.1(e) and this Agreement shall remain in full force and effect in accordance with its terms (except for the modifications to the Merger Consideration and the Exchange Ratio set forth in the preceding sentence);

8.2    Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Company, Parent, Merger Sub, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.3(b), 8.2, 8.3, and 9.3 through 9.11 shall survive any termination of this Agreement, and (ii) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement (which, in the case of the Company, shall include the loss to the Company’s shareholders of the economic benefits of the First Merger).

8.3    Fees and Expenses.

(a)    All fees and expenses incurred in connection with the Mergers, this Agreement, and the transactions contemplated by this Agreement (including costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus) shall be paid by the party incurring such fees or expenses, whether or not the First Merger is consummated, except as otherwise provided in Section 8.3(b).

(b)    Company Termination Fee.

(i)    In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d) (Company Superior Proposal) or Parent pursuant to Section 8.1(c) (No Company Recommendation), then the Company shall pay Parent a fee, in immediately available funds, in the amount of $18,750,000 (the “Company Termination Fee”) by wire transfer to an account specified by Parent promptly, but in any event prior to or concurrently with a termination pursuant to Section 8.1(d) or no later than two (2) Business Days after the date of termination pursuant to Section 8.1(c).

(ii)    In the event that any Person shall have made a Company Acquisition Proposal, which proposal has been publicly announced, disclosed or proposed and not withdrawn, and:

(1)    thereafter this Agreement is terminated:

(a)    by either party pursuant to Section 8.1(b)(ii) (Delay), or Section 8.1(b)(iv)(A) (No Shareholder Approval); or

(b)    by Parent pursuant to Section 8.1(b)(iii) (Breach); and

(2)    within twelve (12) months after such termination of this Agreement, a Company Acquisition Proposal shall have been consummated or any definitive agreement with respect to a Company Acquisition Proposal shall have been entered into (provided that for purposes of the foregoing, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 6.9(d) except that the references to “more than 15%” in the definition of Company Acquisition Proposal shall be deemed to be references to “at least 50%”);

        then the Company shall pay Parent the Company Termination Fee by wire transfer to an account specified by Parent prior to the earlier of the execution of a definitive agreement with respect to, or the consummation of, such Company Acquisition Proposal. In no event shall the Company be obligated to pay Parent the Company Termination Fee on more than one occasion.

(c)    Liquidated Damages. The Company and Parent and acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement. The amounts payable by the Company pursuant to Section 8.3(b) constitute liquidated damages and not a penalty and shall be the sole monetary remedy of Parent in the event of termination of this Agreement under such applicable section. In the event that the Company fails to pay when due any amounts payable under this Section 8.3, then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

8.4    Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the First Merger by the shareholders of the Company or Parent; provided, however, that after any approval of the transactions contemplated by this Agreement by such shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5    Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1    Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the First Merger (the “Closing”) shall take place at 10:00 a.m., Pacific Time, at the offices of Sullivan & Cromwell LLP, counsel to Parent, on the first Business Day of the first calendar month that follows the month in which the last to be satisfied of the conditions set forth in Article VII is satisfied (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions), unless extended by mutual agreement of the parties (the “Closing Date”).

9.2    Non-survival of Representations, Warranties and Agreements. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.6 and Section 6.7 shall survive the consummation of the Mergers. All other representations, warranties, covenants and agreements set forth in this Agreement shall not survive the consummation of the Mergers.

9.3    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Parent and Merger Sub, to:

Columbia Banking System, Inc.

1301 A Street

Tacoma, WA 98402-4200

Attention: Melanie J. Dressel, President & Chief Executive Officer

Facsimile: (253) 272-2601

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Patrick S. Brown

Facsimile: (310) 712-8800

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Mark J. Menting

Facsimile: (212) 558-3588

(b)    if to the Company, to:

Pacific Continental Corporation

111 West 7th Avenue

Eugene, OR 97401

Attention: Mr. Roger Busse and Mr. Casey Hogan

Facsimile:    (541) 344-2807

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center, 22nd Floor

San Francisco, CA 94111

Attention: Patricia F. Young

Facsimile: (415) 983-1200

9.4    Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the phrase “to the Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of any of the Company’s officers listed on Section 9.4 of the Company Disclosure Schedule, and the phrase “to the Knowledge of Parent” means the actual knowledge, after reasonable inquiry, of the Chief Executive Officer and Chief Financial Officer of Parent. As used in this Agreement, “Person” or “Persons” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Entity or other entity of any kind or nature. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. As used in this Agreement, “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of Washington or the State of Oregon are authorized or obligated to close. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state Regulatory Agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or Regulatory Agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6    Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7    Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Washington, without giving effect to its principles of conflicts of Laws; provided, that the laws of the State of Oregon shall apply to the extent mandatorily applicable with respect to any of the Mergers. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8    Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement, and in respect of the transactions contemplated hereby, is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any legal action, directly or indirectly, arising out of, or relating to, this Agreement or any documents referred to in this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9    Publicity. None of the Company, Parent or Merger Sub shall, and the Company, Parent and Merger Sub shall not permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Parent, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Parent; provided, however, that either Parent or the Company may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or by the rules and regulations of the Nasdaq.

9.10    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of Law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except for Section 6.7, which is intended to benefit each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.11    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at Law or equity.

9.12    Disclosure Schedule.

(a)    Before entry into this Agreement, the Company delivered to Parent a schedule (the “Company Disclosure Schedule”) which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

(b)    (a) Before entry into this Agreement, the Parent delivered to Company a schedule (the “Parent Disclosure Schedule”) which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article IV or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

(c)    For purposes of this Agreement, “Previously Disclosed” means information set forth by the Company in the applicable paragraph of the Company Disclosure Schedule or any other paragraph of its Company Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Company Disclosure Schedule is also applicable to the section of this Agreement in question).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

Columbia Banking System, Inc.

By:	/s/ Melanie J. Dressel
Name:	Melanie J. Dressel
Title:	President & Chief Executive Officer

Pacific Continental Corporation

By:	/s/ Roger S. Busse
Name:	Roger S. Busse
Title:	Chief Executive Officer

Appendix B

FORM OF VOTING AND NON-COMPETITION AGREEMENT

This Voting and Non-Competition Agreement (the “Agreement”), dated as of January 9, 2017, is entered into by and among Coast, a Washington corporation (“Parent”), Pool, an Oregon corporation (the “Company”), and the member of the board of directors of the Company (the “Company Board”) whose name appears on the signature page hereto (the “Director”).

RECITALS

A.	Pursuant to the terms of the Agreement and Plan of Merger (as the same may be amended or supplemented, the “Merger Agreement”), dated as of the date hereof, among Parent, the Company, and from and after its accession to the Merger Agreement in accordance with the terms thereof, Merger Sub, an Oregon corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “First Merger”), with the Company as the surviving corporation in the First Merger (sometimes hereafter referred to as the “Surviving Corporation”). Immediately following the First Merger, the Surviving Corporation will merge with and into Parent (the “Subsequent Merger”), with Parent as the surviving entity, and immediately following the Subsequent Merger, Pool Bank, an Oregon state-chartered bank and wholly-owned subsidiary of the Company (“Pool Bank”), will merge with and into Coast Bank, a Washington state-chartered bank and wholly-owned subsidiary of Parent (“Coast Bank”) with Coast Bank as the surviving bank (together with the Merger and Subsequent Merger, the “Mergers”).

B.	The parties to this Agreement believe that the future success and profitability of Parent and its Subsidiaries following the Mergers (the “Combined Company”) requires that the Director be subject to the restrictions set forth herein with respect to competitive activities following the Effective Time as set forth herein.

C.	As an inducement and a condition to Parent entering into the Merger Agreement, Parent has required that the Director, in his or her capacity as a shareholder of the Company, enter into this Agreement to make more likely the approval of the Merger Agreement by the requisite vote of the Company’s shareholders, to minimize the risk that Parent will lose the benefit of the goodwill and other assets being acquired by it, and to protect the trade secrets and other confidential and proprietary information of the Company known to the Director and being acquired by Parent.

AGREEMENT

In consideration of each of Parent’s and the Company’s performance under the Merger Agreement, the Director hereby agrees as follows:

1.    Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement. The following definitions also apply to this Agreement:

(a)    Competing Business. “Competing Business” means any depository, wealth management or trust business company or holding company thereof (including without limitation, any start-up bank or bank in formation) operating anywhere within the Covered Area.

(b)    Covered Area. “Covered Area” means the State of Washington and the State of Oregon.

(c)    Term. “Term” means the period of time beginning on the Effective Time and ending two (2) years after the Effective Time.

2.    Effectiveness. If the Merger Agreement is terminated for any reason in accordance with its terms, this Agreement (other than Sections 5 and 6 and Sections 17 through 24) shall automatically terminate and be null and void and of no effect.

3.    No Solicitation. During the Term, the Director will not, directly or indirectly, either for him/her self or any other Person, (a) solicit or induce, or attempt to solicit or induce (i) any employees or independent contractors (or any former employees or independent contractors who were employees or independent contractors of Parent, the Company or the Combined Company within the six months preceding such solicitation) of Parent, the Company or the Combined Company to participate, as an employee or otherwise, in any manner in a Competing Business, (ii) any customers, business partners or joint venturers of Parent, the Company or the Combined Company to transfer their business to a Competing Business or to reduce their business or cease conducting business with Parent, the Company or the Combined Company, or (iii) the termination of an employment or contractual relationship between Parent, the Company or the Combined Company and any employee, independent contractor, customer, business partner or joint venturer, (b) hire any Person then employed by the Combined Company, or who was employed by Parent, the Company, the Combined Company or any of their respective Subsidiaries at any time prior to the Effective Time or during the Term; provided, however, the Director shall not be prohibited from, directly or indirectly, hiring (or engaging as an independent contractor) for him/her self and not in contravention of Section 4 of this Agreement, former employees of the Company, Parent or the Combined Company if such employees were terminated by Parent, the Company or the Combined Company, a period of one-hundred twenty (120) days from the date of such former employee’s termination has passed and whom neither the Director nor any Person acting on behalf of the Director, directly or indirectly solicited following the date hereof or (c) in any other way interfere with or disrupt the Combined Company’s relationship with any of its employees, independent contractors, customers, business partners or joint venturers. Solicitation prohibited under this Section 3 includes solicitation by any means, including, without limitation, meetings, letters or other mailings, electronic communications of any kind, and internet communications but shall not include general solicitations of any kind which are not specifically targeted at any Persons described in clauses (a)(i), (ii) and (iii), above.

4.    Participation in Competing Business. Except as provided in Section 7 and Section 8, during the Term, the Director will not become involved with a Competing Business or serve, directly or indirectly, a Competing Business in any manner, including without limitation as a shareholder, member, partner, director, officer, manager, investor, organizer, founder, trustee, employee, advisor, consultant, agent, or representative, or otherwise become involved in any manner in the organization, pre-opening phases, or the formation of a Competing Business; provided that, for the avoidance of doubt, the restrictions set forth herein shall not prevent the Director from utilizing the services of any Competing Business.

5.    Confidential Information. From and after the date of this Agreement, the Director shall not at any time, directly or indirectly, divulge, reveal or communicate any Confidential Information of Parent, the Company or their respective Subsidiaries obtained by such Person while serving as a director of the Company or Pool Bank to any Person, or use any Confidential Information for his or her own benefit or for the benefit of any other Person except in accordance with a judicial or other governmental order in compliance with Section 6. For purposes of this Agreement, “Confidential Information” shall include (a) all secrets and other confidential information, ideas, knowledge, knowhow, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, customers, lists of customers and prospective customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans, and proposals otherwise pertaining to same, with respect to Parent, the Company, the Combined Company or their respective Subsidiaries, plus any non-public personal information on any present or past customer or client of the Company, Pool Bank or the Combined Company. For purposes of this Agreement, “Confidential Information” does not include (a) information that is or becomes generally available to the public other than as a result of an unauthorized disclosure by the Director; (b) information that was in the Director’s possession prior to serving as a director or information received by the Director from another Person without any limitations on disclosure, but only if the Director had no reason to believe that the other Person was prohibited from using or disclosing the information by a contractual or fiduciary obligation; or (c) information that was independently developed by the Director without using any Confidential Information of Parent, the Company, the Combined Company or their respective Subsidiaries.

6.    Legally Required Disclosure. If the Director is requested or required by any tribunal or government agency (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process), to disclose any Confidential Information that would violate the other provisions of this Agreement, the Director shall provide Parent with prompt notice of any such request or requirement and shall provide, at Parent’s expense, such reasonable cooperation as Parent may request so that Parent may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement as it would apply to such requested or required disclosure. If, in the absence of a protective order or other remedy or the receipt of a written waiver from Parent, the Director is nonetheless legally compelled to disclose Confidential Information to any tribunal or government agency, the Director may, without liability hereunder, disclose to such tribunal or government agency only that portion of Confidential Information which is legally required to be disclosed; provided that the Director exercises his or her reasonable efforts to preserve the confidentiality of such Confidential Information, including, without limitation, by reasonably cooperating with Parent, at Parent’s expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information by such tribunal or government agency.

7.    Outside Covered Area; Requests for Waivers or Permission. Nothing in this Agreement prevents the Director from becoming involved with, as a shareholder, member, partner, director, officer, manager, investor, organizer, founder, trustee, employee, consultant, agent, representative, or otherwise, with a Competing Business that has no places of business or other operations in the Covered Area. Prior to engaging in any manner in a Competing Business, the Director may request in writing that Parent waive the restrictions set forth in this Agreement with respect to a particular proposed activity. If Parent determines, in its sole discretion, that such activity is acceptable, Parent shall provide the Director with a written consent to engage in such activity, and such activity shall thereafter not be a Competing Business.

8.    Passive Interest. Nothing in this Agreement prevents the Director from passively owning, directly or indirectly, individually or in the aggregate (including without limitation by being a member of a group within the meaning of Rule 13d-5 under the Exchange Act), 3% or less of any class of security of a Competing Business or securities of any Competing Business that has a class of securities registered pursuant to the Exchange Act.

9.    Reasonableness of Restrictions. The Director acknowledges and represents that the covenants set forth above represent only a limited restraint and allow the Director to pursue his or her occupation without unreasonable or unfair restrictions. The Director acknowledges that the limitations of length of time, geography and scope of activity agreed to in this Agreement are reasonable because, among other things: (A) the Company and Parent are engaged in a highly competitive industry, (B) the Director has had unique access to the trade secrets and know-how of the Company and Parent, including the plans and strategy (and, in particular, the competitive strategy) of the Combined Company, and (C) this Agreement provides no more protection than is necessary to protect Parent’s interests in the Company’s goodwill, trade secrets and Confidential Information.

10.    Voting Agreement. From the date hereof until the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms (such period, the “Support Period”), the Director agrees that at any shareholder meeting of the Company to approve the Merger Agreement or any related transaction, or any adjournment or postponement thereof, the Director shall be present (in person or by proxy) and shall vote (or cause to be voted) all shares of capital stock of the Company, owned of record or beneficially, directly or indirectly, by the Director, entitled to vote at such meeting (together, “Owned Shares”): (a) in favor of approval of (1) the Merger Agreement and the transactions contemplated thereby, (2) any other matter that is required to facilitate the transactions contemplated by the Merger Agreement and (3) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement; and (b) against any action or agreement submitted for approval to the shareholders of the Company that would

(1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (2) result in any of the conditions to the consummation of the First Merger under the Merger Agreement not being fulfilled, (3) be in competition with or opposition to the Merger Agreement or the First Merger, (4) be a Company Acquisition Proposal, or (5) impair the ability of Parent to complete the First Merger, the ability of the Company to complete the Merger, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement; provided, that the foregoing applies solely to the Director in his or her capacity as a shareholder of the Company, and nothing in this Agreement shall prevent the Director from discharging his or her fiduciary duties with respect to his or her role on the Company Board.

11.    Director Representations and Warranties. The Director hereby represents, covenants and agrees that, except for this Agreement, he or she (i) has not entered into, and shall not enter during the Support Period, any pledge, voting agreement or voting trust with respect to any Owned Shares, (ii) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to any Owned Shares except any proxy to carry out the intent of this Agreement, and (iii) has not taken and shall not take any action that would have the effect of preventing or disabling the Director from performing any of his or her obligations under this Agreement. The Director hereby represents that he or she (1) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) the Owned Shares and has good and valid title thereto free and clear of all Liens (other than restrictions on transfer under applicable securities laws), (2) has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws, community property laws and the terms of this Agreement; and (3) has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly and validly executed and delivered by the Director and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Director, enforceable against the Director in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally. The Director further represents and warrants that the execution, delivery and performance of this Agreement and the compliance with the provisions hereof do not and will not (x) constitute or result in a breach or violation of, a default (or event which, with notice or lapse of time or both, would become a default) under, give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any property or asset of the Director pursuant to any agreement, indenture, instrument, law, rule or regulation, judgment, decree, order, governmental permit, writ, injunction, or applicable license, to which the Director is a party or by which the Director or any property or asset of the Director is bound or affected, or (y) require any permit, authorization, consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

12.    Transfer Restrictions Prior to First Merger. The Director will not, directly or indirectly, during the Support Period, except in respect of the First Merger and receiving the Merger Consideration: (i) sell, transfer, gift, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic or voting consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Owned Shares, or any interest therein, including the right to vote any Owned Shares, as applicable (each a “Transfer”), (ii) grant any proxies, or enter into any contract, arrangement or understanding with respect to a Transfer of the Owned Shares, as applicable, or (iii) take any other action, that would materially restrict, limit or interfere with the performance of the Director’s obligations hereunder; provided that nothing herein shall prohibit the Director from (a) Transfers for estate planning or philanthropic purposes so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement or (b) disposing of or surrendering Owned Shares to the Company in connection with the vesting, settlement or exercise of Company Stock Options, Company RSUs, Company Restricted Shares or Company SARs for the payment of taxes thereon or, in respect of Company Stock Options or Company SARs, the exercise or reference price thereon.

13.    Resignation from the Company and Pool Bank Boards of Directors. The Director hereby tenders his or her resignation from the Company Board and of board of directors of Pool Bank subject to and effective upon the Effective Time.

14.    Expenses. Except as otherwise may be agreed in writing or otherwise set forth in this Agreement, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such costs, fees and expenses.

15.    Entire Agreement. This Agreement is irrevocable. The recitals are incorporated as a part of this Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

16.    Assignment; Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned or otherwise transferred by operation of law or otherwise without the prior written consent of the other parties hereto and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; provided, however, that the rights under this Agreement are assignable by Parent to a majority-owned affiliate or any successor-in-interest in an internal reorganization or similar transaction. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto.

17.    Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Parent would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Director of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Parent may be entitled (including monetary damages), Parent shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. The Director further agrees that neither Parent nor any other Person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and the Director irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

18.    Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that he, she or it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

19.    WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 19.

20.    Reformation. If any court determines that the restrictions set forth in Section 3 or Section 4 of this Agreement are unenforceable, then the parties request such court to reform those provisions to the maximum restrictions, term, scope or geographic area that such court finds enforceable.

21.    Severability. Whenever possible, each provision or portion of any provision of this Agreement, including Section 3 and Section 4, will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

22.    Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and the Director to be bound by such amendment, and (ii) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

23.    Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

24.    Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

[signature pages follow]

SIGNED as of the date first set forth above:

Pacific Continental Corporation		Columbia Banking System, Inc.

By		By

	President & Chief Executive Officer		President & Chief Executive Officer

Additional Signatures on Next Page

[Signature Page to Voting and Non-Competition Agreement]

DIRECTOR:

[Signature Page to Voting and Non-Competition Agreement]

Appendix C

FORM OF VOTING AGREEMENT

This Voting Agreement (the “Agreement”), dated as of January 9, 2017, is entered into by and among Coast, a Washington corporation (“Parent”), Pool, an Oregon corporation (the “Company”), and the member of the board of directors of Parent (the “Parent Board”) whose name appears on the signature page hereto (the “Director”).

RECITALS

A.	Pursuant to the terms of the Agreement and Plan of Merger (as the same may be amended or supplemented, the “Merger Agreement”), dated as of the date hereof, among Parent, the Company, and, from and after its accession to the Merger Agreement in accordance with the terms thereof, Merger Sub, an Oregon corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “First Merger”), with the Company as the surviving corporation in the First Merger (sometimes hereafter referred to as the “Surviving Corporation”). Immediately following the First Merger, the Surviving Corporation will merge with and into Parent (the “Subsequent Merger”), with Parent as the surviving entity, and immediately following the Subsequent Merger, Pool Bank, an Oregon state-chartered bank and wholly-owned subsidiary of the Company (“Pool Bank”), will merge with and into Coast Bank, a Washington state-chartered bank and wholly-owned subsidiary of Parent (“Coast Bank”), with Coast Bank as the surviving bank (together with the First Merger and Subsequent Merger, the “Mergers”).

B.	As an inducement and a condition to the Company entering into the Merger Agreement, the Company has required that the Director, in his or her capacity as a shareholder of Parent, enter into this Agreement to make more likely the approval by the requisite vote of Parent’s shareholders of the issuance of common stock, no par value, of Parent (“Parent Common Stock”), in connection with the First Merger.

AGREEMENT

In consideration of each of Parent’s and the Company’s performance under the Merger Agreement, the Director hereby agrees as follows:

1.    Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement.

2.    Effectiveness. If the Merger Agreement is terminated for any reason in accordance with its terms, this Agreement (other than Sections 9 through 16) shall automatically terminate and be null and void and of no effect.

3.    Voting Agreement. From the date hereof until the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms (such period, the “Support Period”), the Director agrees that at any shareholder meeting of Parent to approve the issuance of shares of Parent Common Stock pursuant to the Merger Agreement or any related transaction, or any adjournment or postponement thereof, the Director shall be present (in person or by proxy) and shall vote (or cause to be voted) all shares of capital stock of Parent owned of record or beneficially, directly or indirectly, by the Director, entitled to vote at such meeting (together, “Owned Shares”): (a) in favor of (1) approval of the issuance of Parent Common Stock pursuant to the Merger Agreement, (2) any other matter that is required to facilitate the issuance of Parent Common Stock pursuant to the Merger Agreement and (3) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the issuance of Parent Common Stock pursuant to the Merger Agreement; and (b) against any action or agreement submitted for approval to the shareholders of Parent that would (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent under the Merger Agreement, (2) result in any of the conditions to the consummation of the First Merger under the Merger Agreement not being fulfilled, or (3) impair the ability of Parent to issue Parent Common Stock pursuant to the Merger Agreement, the ability of Parent to complete the Mergers, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement; provided, that the foregoing applies solely to the Director in his or her capacity as a shareholder of Parent, and nothing in this Agreement shall prevent the Director from discharging his or her fiduciary duties with respect to his or her role on the Parent Board.

4.    Director Representations and Warranties. The Director hereby represents, covenants and agrees that, except for this Agreement, he or she (i) has not entered into, and shall not enter during the Support Period, any pledge, voting agreement or voting trust with respect to the Owned Shares, (ii) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Owned Shares, except any proxy to carry out the intent of this Agreement, and (iii) has not taken and shall not take any action that would have the effect of preventing or disabling the Director from performing any of his or her obligations under this Agreement. The Director hereby represents that he or she (1) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) the Owned Shares and has good and valid title thereto free and clear of all Liens (other than restrictions on transfer under applicable securities laws), (2) has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws, community property laws and the terms of this Agreement; and (3) has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly and validly executed and delivered by the Director and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Director, enforceable against the Director in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally. The Director further represents and warrants that the execution, delivery and performance of this Agreement and the compliance with the provisions hereof do not and will not (x) constitute or result in a breach or violation of, a default (or event which, with notice or lapse of time or both, would become a default) under, give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any property or asset of the Director pursuant to any agreement, indenture, instrument, law, rule or regulation, judgment, decree, order, governmental permit, writ, injunction, or applicable license, to which the Director is a party or by which the Director or any property or asset of the Director is bound or affected, or (y) require any permit, authorization, consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

5.    Transfer Restrictions Prior to First Merger. The Director will not, directly or indirectly, during the Support Period: (i) sell, transfer, gift, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic or voting consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Owned Shares, or any interest therein, including the right to vote any Owned Shares, as applicable (each, a “Transfer”), (ii) grant any proxies, or enter into any contract, arrangement or understanding with respect to a Transfer of the Owned Shares, as applicable, or (iii) take any other action that would materially restrict, limit or interfere with the performance of the Director’s obligations hereunder; provided that nothing herein shall prohibit the Director from (a) Transfers for estate planning or philanthropic purposes so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement or (b) disposing of or surrendering Owned Shares to Parent in connection with the vesting, settlement or exercise of Parent stock options, Parent restricted stock, Parent restricted stock units, Parent stock appreciation rights or other Parent equity awards for the payment of taxes thereon or, in respect of Parent stock options or Parent stock appreciation rights, the exercise or reference price thereon.

6.    Expenses. Except as otherwise may be agreed in writing or otherwise set forth in this Agreement, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such costs, fees and expenses.

7.    Entire Agreement. This Agreement is irrevocable. The recitals are incorporated as a part of this Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.    Assignment; Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned or otherwise transferred by operation of law or otherwise without the prior written consent of the other parties hereto, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; provided, however, that the rights under this Agreement are assignable by Parent to a majority-owned affiliate or any successor-in-interest in an internal reorganization or similar transaction. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto.

9.    Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that the Company would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Director of any covenant or obligation contained in this Agreement, in addition to any other remedy to which the Company may be entitled (including monetary damages), the Company shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. The Director further agrees that neither the Company nor any other Person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and the Director irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.    Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that he, she or it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

11.    WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE

FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

12.    Reformation. If any court determines that the restrictions set forth in this Agreement are unenforceable, then the parties request such court to reform those provisions to the maximum restrictions, term, scope, or geographic area that such court finds enforceable.

13.    Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

14.    Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by the Company and the Director to be bound by such amendment, and (ii) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.    Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

16.    Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

[signature pages follow]

SIGNED as of the date first set forth above:

Pacific Continental Corporation		Columbia Banking System, Inc.

By		By

	President & Chief Executive Officer		President & Chief Executive Officer

Additional Signatures on Next Page

[Signature Page to Voting Agreement]

DIRECTOR:

[Signature Page to Voting Agreement]

Appendix D

January 9, 2017

The Board of Directors

Columbia Banking System, Inc.

1301 A Street, Suite 800

Tacoma, WA 98401

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Columbia Banking System (“Columbia”) of the Exchange Ratio (as defined below) in the proposed merger of a wholly-owned subsidiary of Columbia (“Merger Sub”) with and into Pacific Continental Corporation (“Pacific”) as a result of which Pacific would be a wholly-owned subsidiary of Columbia (such transaction, the “Initial Merger” and, taken together with the immediately subsequent merger of Pacific with and into Columbia, the “Transaction”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Columbia, Merger Sub and Pacific. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Initial Merger and without any action on the part of Columbia, Merger Sub, Pacific, the holders of common stock, no par value per share, of Pacific (“Pacific Common Stock”) or the holders of common stock, no par value per share, of Columbia (“Columbia Common Stock”), each share of Pacific Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Treasury Shares (as defined in the Agreement)) shall be converted into the right to receive consideration consisting of 0.6430 of a share of Columbia Common Stock, which consideration is subject to adjustment as further provided in the Agreement (as to which we express no opinion). The ratio of 0.6430 of a share of Columbia Common Stock for one share of Pacific Common Stock is referred to herein as the “Exchange Ratio. The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the closing of the Transaction, Pacific Continental Bank, a wholly-owned subsidiary of Pacific, will merge with and into Columbia State Bank, a wholly-owned subsidiary of Columbia (“Columbia Bank”), with Columbia Bank as the surviving entity, pursuant to a separate agreement of merger (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to Columbia and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our and their broker-dealer businesses, and further to certain existing sales and trading relationships between Columbia and certain KBW affiliates, we and our affiliates may from time to time purchase securities from, and sell securities to, Columbia and Pacific, and as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Columbia or Pacific for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Columbia (the “Board”) in rendering this

Keefe, Bruyette & Woods, A Stifel Company  ●        1 Montgomery Street, Suite 3700  ●        San Francisco, CA 94104

The Board of Directors—Columbia Banking System, Inc.

January 9, 2017

opinion and will receive a fee from Columbia for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Transaction. In addition, Columbia has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has from time to time provided other investment banking assistance to Columbia, for which KBW did not enter into any engagement agreement or receive compensation. Prior to the past two years, KBW acted as financial advisor to Columbia in connection with its November 2014 acquisition of Intermountain Community Bancorp and received compensation for such services. In the past two years, KBW has not provided investment banking and financial advisory services to Pacific. We may in the future provide investment banking and financial advisory services to Columbia or Pacific and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Columbia and Pacific and bearing upon the Transaction, including among other things, the following: (i) a draft of the Agreement dated January 4, 2017 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Columbia; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of Columbia; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Pacific; (v) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of Pacific; (vi) certain regulatory filings of Columbia and Pacific and their respective subsidiaries, including the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2015 and the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016; (vii) certain other interim reports and other communications of Columbia and Pacific to their respective stockholders; and (viii) other financial information concerning the respective businesses and operations of Columbia and Pacific furnished to us by Columbia and Pacific or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Columbia and Pacific; (ii) the assets and liabilities of Columbia and Pacific; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Columbia and Pacific with similar information for certain other companies, the securities of which are publicly traded; (v) publicly-available consensus “street estimates” of Pacific, as well as assumed Pacific long term growth rates provided to us by Columbia management, all of which information was discussed with us by such management and used and relied upon by us, based on such discussions, at the direction of Columbia management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Columbia, as well as assumed Columbia long-term growth rates provided to us by Columbia management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Transaction on Columbia (including without limitation the cost savings and related expenses expected to result or be derived from the Transaction) that were prepared by Columbia management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally.

Keefe, Bruyette & Woods, A Stifel Company  ●        1 Montgomery Street, Suite 3700  ●        San Francisco, CA 94104

The Board of Directors—Columbia Banking System, Inc.

January 9, 2017

We have also participated in discussions that were held by managements of Columbia and Pacific regarding the past and current business operations, regulatory relations, financial condition and future prospects of each of their respective companies and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Columbia as to the reasonableness and achievability of the publicly available consensus “street estimates” of Columbia and Pacific (and the assumed long-term growth rates of Columbia and Pacific) referred to above that were provided to or otherwise discussed with us by such management, and that in each case we were directed by such management to use. We have further relied upon such management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Transaction on Columbia (including, without limitation, the cost savings and related expenses expected to result or be derived from the Transaction) referred to above. We have assumed, at the direction of Columbia, that all of the foregoing information was reasonably prepared on bases reflecting, or in the case of the Columbia and Pacific publicly available “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Columbia management, and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. As you are aware, the financial and operating forecasts, projections and estimates of Pacific that we were directed by Columbia management to use reflect differences from the forecasts, projections and estimates that were prepared by Pacific and provided to Columbia. Accordingly, with the consent of Columbia, in rendering our opinion, our reliance upon Columbia management as to the reasonableness and achievability of such information includes reliance upon the judgments and assessments of Columbia and Columbia management with respect to such differences.

It is understood that the portion of the foregoing financial information of Columbia and Pacific that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Columbia and Pacific referred to above that we were directed to use, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Columbia and Pacific, and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Columbia or Pacific since the date of the last financial statements of each such entity that were made available to us and that we were directed to use. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Columbia and Pacific are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Columbia or Pacific, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor

Keefe, Bruyette & Woods, A Stifel Company  ●        1 Montgomery Street, Suite 3700  ●        San Francisco, CA 94104

The Board of Directors—Columbia Banking System, Inc.

January 9, 2017

did we evaluate the solvency, financial capability or fair value of Columbia or Pacific under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy. With respect to any litigation to which Pacific is or has been a party, we have relied upon the assessments of Columbia’s management and counsel as to all matters relating to such litigation and have assumed, without verification, that there will be no developments that would be material to our analyses.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed) with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of the Pacific Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transaction (including the Bank Merger) and that all conditions to the completion of the Transaction and any related transaction (including the Bank Merger) will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transactions (including the Bank Merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Columbia, Pacific or the pro forma entity or the contemplated benefits of the Transaction, including the cost savings and related expenses expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Columbia that Columbia has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Columbia, Merger Sub, Pacific, the Transaction and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Initial Merger to Columbia. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Transaction or any related transaction, any consequences of the Transaction to Columbia, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction, any related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Columbia to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been

Keefe, Bruyette & Woods, A Stifel Company  ●        1 Montgomery Street, Suite 3700  ●        San Francisco, CA 94104

The Board of Directors—Columbia Banking System, Inc.

January 9, 2017

or may be available to or contemplated by Columbia or the Board, (iii) any business, operational or other plans with respect to Pacific or the pro forma entity that may be currently contemplated by Columbia or the Board or that may be made by Columbia or the Board subsequent to the closing of the Transaction, (iv) the fairness of the amount or nature of any compensation to any of Columbia’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Columbia Common Stock or relative to the Exchange Ratio, (v) the effect of the Transaction or any related transaction (including the Bank Merger) on, or the fairness of the consideration to be received by, holders of any class of securities of Columbia, Pacific or any other party to any transaction contemplated by the Agreement, (vi) any adjustment (as provided in the Agreement) to the Exchange Ratio assumed for purposes of our opinion, (vii) any payment of cash consideration in respect of the Pacific Common Stock (as provided in the Agreement) in the event certain conditions as further described in the Agreement are met, including without limitation, in the event the respective conditions in connection therewith are so met, any election by Columbia to pay cash consideration in lieu of an adjustment to the Exchange Ratio and any election by Pacific to receive cash consideration, (viii) whether Columbia has sufficient cash, available lines of credit or other sources of funds to enable it to pay any cash consideration in respect of the Pacific Common Stock (if applicable); (ix) the actual value of Columbia Common Stock to be issued in connection with the Initial Merger, (x) the prices, trading range or volume at which Columbia Common Stock or Pacific Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which Columbia Common Stock will trade following the consummation of the Transaction, (xi) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (xii) any legal, regulatory, accounting, tax or similar matters relating to Columbia, Pacific, Merger Sub, any of their respective stockholders, or relating to or arising out of or as a consequence of the Transaction or any other related transaction (including the Bank Merger), including whether or not the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction or to any holder of Columbia Common Stock or any stockholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Initial Merger is fair, from a financial point of view, to Columbia.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company  ●        1 Montgomery Street, Suite 3700  ●        San Francisco, CA 94104

Appendix E

January 9, 2017

Board of Directors

Pacific Continental Corporation

111 West Seventh Avenue

Eugene, OR 97401

Members of the Board:

We understand that Pacific Continental Corporation (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Columbia Banking System, Inc. (“Parent”), pursuant to which, among other things, the Company will merge with and into Parent (the “Transaction”) with Parent as the surviving entity, and each share of the common stock of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of shares of Parent Common Stock equal to 0.6430 (the “Exchange Ratio”). The Exchange Ratio is subject to adjustments pursuant to the Agreement, as to which adjustments we express no opinion. The terms and conditions of the Transaction are more fully set forth in the Agreement.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio to be paid to such holders in the proposed Transaction.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	a draft of the Agreement, dated January 4, 2017;

(ii)	certain financial statements and other historical financial and business information about the Parent and the Company made available to us from published sources and/or from the internal records of the Parent and the Company that we deemed relevant;

(iii)	certain publicly available analyst earnings estimates for Parent for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Company and Parent;

(iv)	certain publicly available analyst earnings estimates for the Company for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Company;

(v)	the current market environment generally and the banking environment in particular;

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(vi)	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

(vii)	the market and trading characteristics of public companies and public bank holding companies in particular;

(viii)	the relative contributions of the Parent and Company to the combined company;

(ix)	the pro forma financial impact of the Transaction, taking into consideration the amounts and timing of the transaction costs and cost savings;
(x)	the net present value of the Company with consideration of projected financial results;

(xi)	the net present value of Parent with consideration of projected financial results; and

(xii)	such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of the Parent and the Company concerning the business, financial condition, results of operations and prospects of the Parent and the Company.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and we did not make an independent appraisal or analysis of the Company with respect to the Transaction. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us, and that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

With respect to the financial forecasts and other analyses (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the Transaction) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of the Company, and have assumed with your consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Transaction) reflected in such forecasts and analyses will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these forecasts and analyses or the assumptions on which they were based. We have relied on the assurances of management of the Company that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading.

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Parent or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to the Company or Parent. We have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of the Company’s or Parent’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Company or Parent. We did not make an independent evaluation of the quality of the Company’s or Parent’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of the Company or Parent.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the contemplated benefits of the Transaction. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated January 4, 2017, reviewed by us.

We have assumed in all respects material to our analysis that the Company will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of the Company or any other entity.

Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to be paid to the holders of the Company Common Stock in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction (including, without limitation, the form or structure of the Transaction) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons, relative to the Exchange Ratio to be paid to the holders of the Company Common Stock in the Transaction, or with respect to the fairness of any such compensation.

We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction or strategy. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

We do not express any opinion as to the value of any asset of the Company whether at current market prices or in the future, or as to the price at which the Company or its assets could be sold in the future. We also express no opinion as to the price at which the Company Common Stock or Parent will trade following announcement of the Transaction or at any future time.

We have not evaluated the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Parent. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.

We have acted as the Company’s financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

During the two years preceding the date of this letter, we have provided investment banking and other financial services to the Company for which we have received customary compensation. Such services during such period have included acting as the Company’s financial advisor on its acquisition of Foundation Bancorp, Inc. in 2016 and on its acquisition of Capital Pacific Bancorp in 2015.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of the Company or Parent for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to the Company or Parent in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with and for the purposes of its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation as to how the shareholders of the Company should vote or act with respect to the Transaction or any matter relating thereto.

This opinion is for the information of the Board of Directors of the Company and shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent, except that a copy of this opinion may be included in its entirety in any regulatory filing that the Company is required to make in connection with the Transaction if such inclusion is required by applicable law.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be paid to the holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

D.A. Davidson & Co.

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